As confidentially submitted to the Securities and Exchange Commission on January 15, 2021

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PROMETHEUS BIOSCIENCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	81-4282653
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

9410 Carroll Park Drive

San Diego, California 92121

858-824-0895

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark C. McKenna

President and Chief Executive Officer

Prometheus Biosciences, Inc.

9410 Carroll Park Drive

San Diego, California 92121

858-824-0895

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Cheston J. Larson Matthew T. Bush Michael E. Sullivan Latham & Watkins LLP 12670 High Bluff Drive San Diego, California 92130 (858) 523-5400	Timothy K. Andrews General Counsel Prometheus Biosciences, Inc. 9410 Carroll Park Drive San Diego, California 92121 858-824-0895	Deanna Kirkpatrick Yasin Keshvargar Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.0001 par value per share	$	$

(1)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes shares of common stock that the underwriters have the option to purchase.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting from this draft Registration Statement our consolidated financial statements as of and for the year ended December 31, 2018 and interim consolidated financial statements as of and for the nine months ended September 30, 2019 and 2020 because they relate to historical periods that we believe will not be required to be included in the prospectus at the time we first file this Registration Statement publicly. In addition, we completed a spin-off of Prometheus Laboratories, Inc. (PLI) on December 31, 2020. We intend to amend this Registration Statement on or prior to the date of such public filing to include all financial information required by Regulation S-X under the Securities Act of 1933, as amended (the Securities Act), including to reflect the spin-off of PLI and to update the related discussion of our financial condition and results of operations.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                    , 2021.

                Shares

Common Stock

This is the initial public offering of Prometheus Biosciences, Inc. We are offering                shares of our common stock. The initial public offering price is expected to be between $        and $        per share.

Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “RXDX.”

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us.	$	$

(1)	See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to                additional shares of common stock from us at the public offering price, less the underwriting discounts and commissions.

The underwriters expect to deliver the shares of common stock to purchasers on                , 2020 through the book-entry facilities of The Depository Trust Company.

SVB Leerink	Credit Suisse	BMO Capital Markets	Guggenheim Securities

Prospectus dated                , 2021.

Neither we nor the underwriters have authorized anyone to provide you with information other than that contained in this prospectus or any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including                    , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside of the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the section titled “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “the Company,” “Prometheus Biosciences” and “Prometheus” refer to Prometheus Biosciences, Inc. and, where appropriate, its subsidiary.

Overview

We are a biotechnology company pioneering a precision medicine approach to the discovery, development, and commercialization of novel therapeutic and companion diagnostic products for the treatment of inflammatory bowel disease (IBD). We leverage our proprietary precision medicine platform, Prometheus360™, which includes one of the world’s largest gastrointestinal (GI) bioinformatics databases, to identify novel therapeutic targets and develop therapeutic candidates to engage those targets. In parallel, we are developing companion diagnostic tests designed to identify patients more likely to respond to our therapeutic candidates. We have generated a robust initial pipeline of therapeutic development programs for the treatment of IBD. Our lead product candidate, PRA023, is an IgG1 humanized monoclonal antibody (mAb) that has been shown to block the tumor necrosis factor (TNF)-like ligand 1A (TL1A), a target associated with both intestinal inflammation and fibrosis that was clinically validated in a third-party Phase 2a clinical trial in ulcerative colitis (UC). PRA023 has the potential to substantially improve outcomes for moderate-to-severe IBD patients who are predisposed to increased TL1A expression. We are developing PRA023 for the treatment of UC and Crohn’s disease (CD), and initiated a Phase 1a clinical trial in normal healthy volunteers in December 2020. Our goal is to revolutionize the treatment of IBD with a precision medicine approach for patients with significant unmet medical needs.

Inflammatory Bowel Disease

IBD is a complex disease with many contributing factors, including genetic, environmental and immunologic. UC and CD are two of the most common forms of IBD. Both UC and CD are chronic, relapsing, remitting, inflammatory conditions of the GI tract that begin most commonly during adolescence and young adulthood. UC involves the innermost lining of the large intestine, and symptoms include abdominal pain and diarrhea, frequently with blood and mucus. CD can affect the entire thickness of the bowel wall and all parts of the GI tract from mouth to anus. CD symptoms include abdominal pain, diarrhea, and other more systemic symptoms such as weight loss, nutritional deficiencies, and fever.

The current standard of care for the treatment of patients with moderate-to-severe IBD is typically anti-inflammatory agents; however, none of these therapies address fibrosis, or scarring, in IBD. The majority of IBD patients do not respond to first-line anti-TNF agents. Since the approval of the first anti-TNF agent for the treatment of CD in 1998, the availability of JAK inhibitors and newer biological agents, including anti-integrin and anti-IL12/23, has improved the care of moderate-to-severe IBD (JAK inhibitors in UC only). However, these subsequently approved therapies have generally failed to demonstrate a clinical remission effect size of more than 15% relative to placebo. Moreover, among those patients who do respond to therapy, up to 45% will lose response over time. Likewise, therapies under development have not, to date, demonstrated improved remission rates over previously approved therapies. Current therapies used for the treatment of UC and CD apply a one-size-fits-all approach without regard to biologic variations amongst patients, and substantial unmet need remains.

IBD is estimated to affect over 2,000,000 people in the United States and over 5,000,000 people globally. The IBD market was approximately $12.5 billion in the United States and $18.4 billion globally in 2019 and is expected to grow to approximately $14.2 billion in the United States and $21.4 billion globally by 2024. Based in part on patient cohort data for our companion diagnostic product candidate, we estimate this product candidate will identify an increased level of TLIA expression in approximately 30-40% of IBD patients. The IBD market is highly concentrated, with four therapeutic products accounting for 75% of global revenues.

Our Precision Medicine Approach

Precision medicine involves the discovery and development of therapies that integrate clinical and molecular information based on the biological basis of disease to improve clinical decision-making and patient outcomes. We are pioneering the application of precision medicine in IBD because we believe that by leveraging Prometheus360 we can identify novel therapeutic targets impacting the underlying pathways involved in IBD and the patient subgroups that will be responsive to a particular therapy.

We believe we have the potential to transform the entire IBD pharmaceutical value chain from discovery to commercialization with our precision medicine approach. Our Prometheus360 platform includes our extensive clinical database and associated biobank, which is one of the world’s largest collections of biospecimens from patients suffering from IBD and other GI disorders. This database and biobank, which we exclusively license from Cedars-Sinai Medical Center (Cedars-Sinai), includes more than 200,000 samples linked to extensive clinical data from over 20,000 patients collected over more than 20 years. This, in combination with our state-of-the-art machine-learning methodologies, makes Prometheus360 a discovery engine for novel precision therapeutics and companion diagnostics. IBD clinical development programs can take up to seven to ten years to complete and physicians are often challenged with the task of enrolling patients from a limited pool of qualified candidates into a large number of trials with undifferentiated mechanisms of action. By using companion diagnostics to target a specific subset of the IBD population, we expect to reduce overall development time and cost through smaller trials and faster enrollment rates. We believe our precision medicine approach will result in a greater likelihood of identifying and developing the right drug for the right patient, help to maximize patient and trial outcomes, improve label claims, accelerate adoption of targeted therapeutics for addressable patients and provide attractive treatment options from a cost-benefit perspective for payors.

Our Portfolio

We have a robust pipeline of therapeutic development programs to address several clinical IBD patient subpopulations, and plan to develop a companion diagnostic for each program. The following table summarizes our key current internal and partnered programs.

(1)	We retain all commercialization rights to PR600 outside of Europe, Australia and New Zealand.
(2)	We are collaborating with Takeda to develop a therapeutic product candidate and a related companion diagnostic.

In addition, we have several other programs with different mechanisms of action targeting UC and/or CD that are in the discovery stage of development. We also continue to evaluate numerous other drug targets identified through Prometheus360 for therapeutic utility for potential drug discovery development.

PRA023 Overview – anti-TL1A mAb

Our lead product candidate, PRA023, is an IgG1 humanized mAb that has been shown to block TL1A. Third-party antibody programs against this target have been shown to reduce both intestinal inflammation and fibrosis in preclinical studies. The TL1A target has been clinically validated in that a third-party Phase 2a 14-week open-label study in patients with moderate-to-severe UC observed a high proportion of patients (38%) achieving endoscopic improvement and 24% of patients achieved clinical remission, both statistically significant (p<0.05), compared to historical placebo rates of 6%. PRA023 binds both soluble and membrane-associated human TL1A with high affinity and specificity and has the potential to substantially improve outcomes for moderate-to-severe IBD patients predisposed to increased TL1A expression. We are developing PRA023 for the treatment of UC and CD, and initiated a Phase 1a clinical trial in normal healthy volunteers in December 2020. Assuming favorable safety results in this trial, we expect to commence in parallel in 2021 a Phase 1b/2a randomized placebo-controlled clinical trial in patients with moderate-to-severe UC and an open-label Phase 1b clinical trial in patients with moderate-to-severe CD, with data expected in the second half of 2022 for both indications. We are also developing a genetic-based companion diagnostic to identify patients who are predisposed to increased expression of TL1A and therefore potentially more likely to respond to PRA023. We intend to evaluate and use this companion diagnostic starting with the Phase 1b/2a UC trial and the Phase 1b CD trial.

PR600 Overview – Anti-TNF Super Family Member mAb

Our PR600 program targets a member of the TNF super family. This target, expressed by immune cells, engages a receptor and drives downstream biological pathways distinct from those activated by TNF or TL1A. It has been shown that blocking this target inhibits disease in multiple third-party IBD animal models. We believe that a therapeutic developed against this target is likely to impede both the reactivation and propagation of the pathogenic immune response in IBD. We have identified multiple genetic variants linked to patient subpopulations with a complicated course of disease. We have conducted functional genetic studies in patient samples and have identified genetic variations associated with an increase in target expressing immune cells in CD peripheral blood and an increased capacity to produce inflammatory cytokines. We intend to leverage Prometheus360 in combination with functional assays to identify patients with these genetic variants. We entered into a co-development and manufacturing agreement (the Falk Agreement) with Dr. Falk Pharma GmbH (Falk) for our PR600 program, in order to leverage Falk’s experience in GI drug development and commercialization in Europe. Under this agreement, we granted to Falk exclusive commercialization rights in Europe, Australia and New Zealand, while we retained commercialization rights in the United States and the rest of the world for therapeutics developed from our PR600 program. We expect to submit an IND for a therapeutic candidate from the PR600 program in the second half of 2022.

PR300 Overview – GPCR Modulator Small Molecule

Our PR300 program targets an orphan G-protein coupled receptor (GPCR) expressed predominantly in the GI tract that we believe has important functions underlying intestinal epithelial integrity and innate immune cell function. We have identified a coding single nucleotide polymorphism (SNP) in the gene of this target that represents a very strong genetic association with UC. Through further datamining, we have also identified multiple additional genetic variants that are associated with both UC and CD. These variants are linked to hard-to-treat clinical patient subpopulations, including those with medically refractory UC and perianal CD.

Other Development Programs and Takeda-Partnered Program

We have five other unpartnered programs with different mechanisms of action targeting UC and/or CD that are in the discovery stage of development. In addition, we have a strategic collaboration with Millennium Pharmaceuticals, Inc., a wholly owned subsidiary of Takeda Pharmaceutical Company Limited (Takeda), pursuant to which we will collaborate with Takeda to develop a therapeutic candidate for the TPR15 program and we will work to develop a related companion diagnostic for the treatment of UC and CD. Takeda has an option to collaborate with us on an additional target and its companion diagnostic.

Our Team

Our team is comprised of leaders and scientists with significant experience in IBD and other GI diseases, data analytics, biology and drug development. Mark McKenna, our President and Chief Executive Officer, was previously President at Salix Pharmaceuticals, Inc., a wholly owned subsidiary of Bausch Health Companies Inc., where he was responsible for the company’s GI franchise and launched several new products. Other members of our management team have served in senior positions at AbbVie Inc., Bristol-Myers Squibb Company, GlaxoSmithKline plc, Pfizer Inc. and Takeda. We are also guided by our board of directors, led by Chairman Tadataka (Tachi) Yamada, M.D., and a scientific advisory board composed of key opinion leaders in IBD, including Stephan Targan, M.D., William Sandborn, M.D. and Dermot P. McGovern, M.D., Ph.D.

Our Strengths

We believe that our company has the following key differentiating competitive strengths:

•	We use a novel precision medicine approach to target the IBD market, which is primed for disruption.

•	Our proprietary Prometheus360 platform is a discovery engine for novel precision therapeutics and companion diagnostics.

•	Our lead product candidate, PRA023, targets a clinically-validated TL1A pathway and has the potential to be a differentiated treatment with improved patient outcomes.

•	Our platform has attracted partnerships with leading global pharmaceutical companies in the field of IBD.

•	We have assembled an experienced team comprised of industry leaders with drug discovery, development and commercialization expertise.

Our Strategy

Our goal is to revolutionize the treatment of IBD with a precision medicine approach for patients with significant unmet medical needs. The key elements of our strategy to achieve this goal are:

•	Maximize the value of our Prometheus360 precision medicine platform for the treatment of IBD.

•	Advance PRA023 through the clinic and potentially accelerate its development by utilizing our companion diagnostic to identify patients expected to benefit from treatment.

•	Explore additional indications for PRA023.

•	Advance our other programs, including PR600, into and through the clinic.

•	Continue leveraging Prometheus360 to expand our pipeline to address additional patient subpopulations.

•	Selectively enter into strategic collaborations to maximize the value of our therapeutic pipeline.

Summary of Risks Related to Our Business

Our ability to execute our business strategy is subject to numerous risks, as more fully described in the section titled “Risk Factors” immediately following this Prospectus Summary. These risks include, among others:

•

We have a limited operating history, have incurred significant operating losses since our inception and expect to incur significant losses for the foreseeable future. We may not be able to generate sufficient revenue to achieve and maintain profitability.

•	In the near term, our ability to generate revenue will depend primarily on collaboration revenue.

•

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our development programs, commercialization efforts or other operations.

•

Our approach to the discovery and development of precision medicines based on our Prometheus360 platform is unproven, and we do not know whether we will be able to develop any therapeutics or diagnostic products of commercial value, or if competing technological approaches will limit the commercial value of our product candidates and companion diagnostics or render Prometheus360 obsolete.

•

We are early in our development efforts and all of our development programs are in the clinical or discovery stage. If we are unable to successfully develop, obtain regulatory approval and ultimately commercialize product candidates and related companion diagnostics, or experience significant delays in doing so, our business will be materially harmed.

•

Preclinical and clinical development involves a lengthy and expensive process with an uncertain outcome, and the results of preclinical studies and early clinical trials are not necessarily predictive of future results. We have not tested any of our product candidates in clinical trials and our product candidates may not have favorable results in clinical trials, if any, or receive regulatory approval on a timely basis, if at all.

•

Any difficulties or delays in the commencement or completion, or termination or suspension, of our ongoing or planned clinical trials could result in increased costs to us, delay or limit our ability to generate revenue and adversely affect our commercial prospects.

•

We have entered, and may in the future seek to enter into, collaborations, licenses and other similar arrangements and may not be successful in doing so, and even if we are, we may relinquish valuable rights and may not realize the benefits of such relationships.

•	We rely on third parties to conduct many of our preclinical studies and clinical trials and to manufacture our product candidates, and these third parties may not perform satisfactorily.

•

We face significant competition, and if our competitors develop technologies or product candidates more rapidly than we do or their technologies are more effective, our ability to develop and successfully commercialize products may be adversely affected.

•

If we are unable to obtain and maintain patent protection for our therapeutic and diagnostic programs and other proprietary technologies we may develop, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize our therapeutic and diagnostic programs and other proprietary technologies we may develop may be adversely affected.

•	We may not be able to protect our intellectual property and proprietary rights throughout the world.

•

We depend on intellectual property licensed from third parties, and our licensors may not always act in our best interest. If we fail to comply with our obligations under our intellectual property licenses, if the licenses are terminated or if disputes regarding these licenses arise, we could lose significant rights that are important to our business.

Corporate Information

We were originally founded as a Delaware corporation on October 26, 2016, under the name Precision IBD, Inc. On October 3, 2019, we changed our name to Prometheus Biosciences, Inc. Our principal executive offices are located at 9410 Carroll Park Drive, San Diego, California 92121, and our telephone number is 858-824-0895. Our website address is www.prometheusbiosciences.com. The information contained in, or accessible through, our website does not constitute part of this prospectus. We have included our website address as an inactive textual reference only.

We use our trademarks in this prospectus as well as trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trademarks and tradenames.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the JOBS Act). An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•

being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or Sarbanes-Oxley Act;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, unless the SEC determines the new rules are necessary for protecting the public;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended (the Securities Act), which such fifth anniversary will occur in 2025. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934 (the Exchange Act), our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information in this prospectus and that we provide to our stockholders in the future may be different than what you might receive from other public reporting companies in which you hold equity interests.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have irrevocably elected to avail ourselves of this exemption and, therefore, we will not be subject to the same timing of adoption of new or revised accounting standards as other public companies that are not emerging growth companies.

We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

The Offering

Common stock offered by us	shares.

Option to purchase additional shares	The underwriters have a 30-day option to purchase up to a total of additional shares of our common stock.

Common stock to be outstanding immediately after this offering	shares ( shares if the underwriters exercise their option to purchase additional shares of common stock in full).

Use of proceeds	We intend to use the net proceeds of this offering to fund the research and development of our development programs and for working capital and general corporate purposes. See “Use of Proceeds.”

Risk factors	See the “Risk Factors” section of this prospectus and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Proposed Nasdaq Global Market symbol	RXDX

The number of shares of our common stock to be outstanding after this offering set forth above is based on 178,547,702 shares of our common stock outstanding as of December 31, 2020, including 546,978 shares subject to forfeiture or our right of repurchase, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 160,864,434 shares of our common stock immediately prior to the closing of this offering, and excludes:

•	29,302,518 shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2020, at a weighted-average exercise price of $0.29 per share;

•	112,500 shares of common stock issuable upon the exercise of outstanding warrants as of December 31, 2020, at a weighted-average exercise price of $1.00 per share;

•

                shares of common stock reserved for future issuance under our 2021 Incentive Plan (the 2021 Plan), which will become effective in connection with this offering (which number does not include any potential evergreen increases pursuant to the terms of the 2021 Plan); and

•

                shares of common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan (the 2021 ESPP), which will become effective in connection with this offering (which number does not include any potential evergreen increases pursuant to the terms of the 2021 ESPP).

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•

the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the closing of this offering;

•	the automatic conversion of all outstanding shares of our convertible preferred stock into 160,864,434 shares of our common stock immediately prior to the closing of this offering;

•

the conversion of outstanding warrants to purchase 112,500 shares of our Series C convertible preferred stock into warrants to purchase 112,500 shares of our common stock immediately prior to the closing of this offering;

•	a -for- reverse stock split of our common stock to be effected before the closing of this offering;

•	no exercise of the outstanding options or warrants described above; and

•	no exercise by the underwriters of their option to purchase additional shares of our common stock.

Summary Financial Data

The following tables set forth a summary of our historical financial data as of, and for the periods ended on, the dates indicated. We have derived the summary statements of operations data for the years ended December 31, 2019 and 2020 from our audited consolidated financial statements included elsewhere in this prospectus. You should read these data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the sections titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results for any prior period are not necessarily indicative of our future results.

	Years Ended December 31,
(in thousands, except share and per share data)	2019	2020
Statements of Operations Data:
Revenues:
Diagnostic services revenue	$22,674	$
Collaboration revenue	1,118

Total revenues	23,792

Operating costs and expenses:
Cost of revenues	8,864
Research and development	14,436
Sales and marketing expense	10,036
General and administrative	13,976
Amortization of intangibles	488
Restructuring	5,484

Total operating costs and expenses	53,284

Loss from operations	(29,492)

Other income (expense):
Interest income	38
Interest expense	(770)

Total other income (expense)	(732)

Loss before income taxes	(30,224)
Income tax expense (benefit)	(501)

Net loss	$(29,723)	$

Net loss per share, basic and diluted(1)	$(2.65)	$

Weighted-average shares of common stock outstanding, basic and diluted(1)	11,227,009

Pro forma net loss per share, basic and diluted (unaudited)(1)

Pro forma weighted-average shares of common stock outstanding, basic and diluted (unaudited)(1)

(1)

Unaudited basic and diluted pro forma net loss per share were computed using the weighted-average number of common shares outstanding after giving effect to the conversion of our convertible preferred stock using the as-if converted method into common shares as though the conversion had occurred as of the beginning of the period presented, or the date of issuance, if later. The following table summarizes our unaudited pro forma net loss per share for the year ended December 31, 2020 (in thousands, except share and per share data):

Numerator
Net loss attributable to common stockholders	$(	)

Denominator
Weighted-average common shares outstanding, basic and diluted
Pro forma adjustments to reflect assumed conversion of convertible preferred stock

Weighted-average shares used to compute pro forma net loss per share, basic and diluted

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(	)

As of December 31, 2020
(in thousands)	Actual	Pro Forma(1)(3)	Pro Forma As Adjusted(2)(3)
(unaudited) (unaudited)
Balance Sheet Data:
Cash and cash equivalents	$
Working capital(4)
Total assets
Amounts due to Nestlé – related party, non-current
Acquisition-related consideration held in escrow
Convertible preferred stock
Accumulated deficit
Total stockholders’ (deficit) equity

(1)

Gives effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 160,864,434 shares of our common stock and the related reclassification of the carrying value of the convertible preferred stock to permanent equity immediately prior to the closing of this offering.

(2)

Gives effect to (i) the pro forma adjustments set forth in footnote (1) above, and (ii) the issuance and sale of                shares of our common stock in this offering at the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) the pro forma as adjusted amount of each of our cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $         , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price of $        per share would increase (decrease) the pro forma as adjusted amounts of each of our cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $        , after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

The pro forma and pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

(4)

We define working capital as total current assets less total current liabilities. See our consolidated financial statements included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, before making an investment decision. If any of the following risks are realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Limited Operating History, Financial Position and Capital Requirements

We have a limited operating history, have incurred significant operating losses since our inception and expect to incur significant losses for the foreseeable future. We may not be able to generate sufficient revenue to achieve and maintain profitability.

The development of product candidates, including therapeutic product candidates and companion diagnostic tests, is a highly speculative undertaking and involves a substantial degree of risk. We are in the early stages of our development efforts and have only one product candidate, PRA023, in early clinical development. We commenced operations in 2016, and to date, we have focused primarily on organizing and staffing our company, business planning, raising capital, developing Prometheus360, discovering and identifying product candidates, establishing our intellectual property portfolio and conducting research and preclinical studies. Our approach to the discovery and development of product candidates based on Prometheus360 is unproven, and we do not know whether we will be able to develop any product candidates that succeed in clinical development or products of commercial value. As an organization, we have not yet completed any clinical trials, successfully developed and validated a companion diagnostic test, obtained regulatory approvals, manufactured a commercial-scale product, or arranged for a third party to do so on our behalf, or conducted sales and marketing activities necessary for successful product commercialization. Consequently, any predictions made about our future success or viability may not be as accurate as they could be if we had a history of successfully developing and commercializing therapeutic products and companion diagnostics.

To date, we have only generated revenue from our diagnostic services business, which we acquired from Nestlé on June 30, 2019 and spun-off in December 2020, and our collaboration agreements with Takeda and Falk. We have incurred significant operating losses since our inception. We do not have any product candidates approved for sale, and we may never generate any significant revenue from product sales. Our net losses were $29.7 million and $         million for the years ended December 31, 2019 and December 31, 2020, respectively. As of December 31, 2020, we had an accumulated deficit of $        . Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. All of our development programs will require substantial additional development time and resources before we would be able to apply for or receive regulatory approvals and begin generating revenue from product sales. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase substantially as we continue our development of, seek regulatory approval for, and potentially commercialize any of our therapeutic product candidates and companion diagnostics.

To become and remain profitable, we must succeed in developing and eventually commercializing products that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials of our product candidates, identifying lead product candidates, discovering additional product candidates, obtaining regulatory approval for these product candidates and manufacturing, marketing and selling any products for which we may obtain regulatory approval. We are only in the preliminary stages of most of these activities. We may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to achieve profitability. In addition, we have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biotechnology industry. Because of the numerous risks and uncertainties associated with biopharmaceutical and companion diagnostic product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable may have an adverse effect on the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product candidates or even continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our development programs, commercialization efforts or other operations.

The development of therapeutic product candidates and companion diagnostics is capital-intensive. We expect our expenses to increase in connection with our ongoing activities, particularly as we conduct our ongoing and planned preclinical studies of our development programs, initiate clinical trials for our therapeutic product candidates and companion diagnostics, and seek regulatory approval for our current therapeutic product candidates and companion diagnostics and any future therapeutic product candidates and companion diagnostics we may develop. If we obtain regulatory approval for any of our therapeutic product candidates and companion diagnostics, we also expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. Because the outcome of any preclinical study or clinical trial is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our therapeutic product candidates or companion diagnostics. Furthermore, following the completion of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operations for at least the next        months. In particular, we expect that the net proceeds from this offering and our existing cash and cash equivalents will allow us to                     . We have based these estimates on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our operating plans and other demands on our cash resources may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other capital sources, including potentially additional collaborations, licenses and other similar arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Attempting to secure additional financing may divert our management from our day-to-day activities, which may adversely affect our ability to develop our product candidates.

Our future capital requirements will depend on many factors, including, but not limited to:

•

the type, number, scope, progress, expansions, results, costs and timing of discovery, preclinical studies and clinical trials of our product candidates which we are pursuing or may choose to pursue in the future;

•	the costs and timing of manufacturing for our product candidates and commercial manufacturing if any product candidate is approved;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	the costs and timing of developing our companion diagnostics, and the outcome of regulatory review;

•

the success of our current and any future collaborations, including the timing and amount of the milestone or other payments made to us under our companion diagnostics development and collaboration agreement with Takeda (the Takeda Agreement), our co-development and manufacturing agreement with Dr. Falk Pharma GmbH (the Falk Agreement) or any future collaboration agreements;

•	the costs of obtaining, maintaining and enforcing patents and other intellectual property rights;

•

the additional costs we may incur as a result of operating as a public company, including our efforts to enhance operational systems and hire additional personnel, including enhanced internal controls over financial reporting;

•

the timing and amount of payments that we must make to the licensors and other third parties from whom we have in-licensed intellectual property rights related to Prometheus360 and products and product candidates;

•	the costs associated with hiring additional personnel and consultants as our preclinical and clinical activities increase;

•	the costs and timing of maintaining our sales and marketing capabilities and any expansion thereof, including if any product candidate is approved;

•

our ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third-party payors and adequate market share and revenue for any approved products and companion diagnostics;

•	the terms and timing of establishing and maintaining collaborations, licenses and other similar arrangements; and

•	costs associated with any products or technologies that we may in-license or acquire.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and commercialize our therapeutic product candidates and companion diagnostics. In addition, our product candidates, if approved, may not achieve commercial success. Our therapeutic commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all.

Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies, product candidates or testing products.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through equity offerings, debt financings, or other capital sources, including potential additional collaborations, licenses and other similar arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Our loan and security agreement (the Loan Agreement) with Oxford Finance LLC (Oxford) involves, and any future debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, selling or licensing our assets, making capital expenditures, declaring dividends or encumbering our assets to secure future indebtedness. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan.

If we raise additional funds through future collaborations, licenses and other similar arrangements, we may have to relinquish valuable rights to our future revenue streams, research programs, product candidates,

Prometheus360 or testing products, or grant licenses on terms that may not be favorable to us and/or that may reduce the value of our common stock. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed or on terms acceptable to us, we would be required to delay, limit, reduce, or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates or testing products that we would otherwise prefer to develop and market ourselves.

Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements included in this prospectus.

The report of our independent registered public accounting firm on our consolidated financial statements as of and for the year ended December 31, 2019 includes an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern. If we are unable to raise sufficient capital when needed, our business, financial condition and results of operations will be materially and adversely affected, and we will need to significantly modify our operational plans to continue as a going concern. If we are unable to continue as a going concern, we might have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our consolidated financial statements. The inclusion of a going concern explanatory paragraph by our auditors, our lack of cash resources and our potential inability to continue as a going concern may materially adversely affect our share price and our ability to raise new capital or to enter into critical contractual relations with third parties.

Risks Related to the Discovery, Development and Regulatory Approval of Our Product Candidates, including our Therapeutic Product Candidates and Companion Diagnostics

Our approach to the discovery and development of precision medicines based on Prometheus360 is unproven, and we do not know whether we will be able to develop any therapeutics or companion diagnostic products of commercial value, or if competing technological approaches will limit the commercial value of our therapeutic product candidates and companion diagnostics or render Prometheus360 obsolete.

We have concentrated our therapeutic product research and development efforts on the application of precision medicine to the treatment and diagnosis of IBD, and our future success depends on the successful development of products based on Prometheus360 and the continued development of this platform. However, neither we nor any other company has received regulatory approval to market therapeutics targeting specific subpopulations of IBD patients. The success of our business depends primarily upon our ability to identify, develop and commercialize precision medicine products based on Prometheus360, which leverages a novel and unproven approach of applying data analytics and machine learning to the thousands of samples available to us through the biobank we license from Cedars-Sinai Medical Center (Cedars-Sinai). While we have had favorable preclinical study results utilizing Prometheus360, we have not yet succeeded and may not succeed in demonstrating efficacy and safety for any product candidates in clinical trials or in obtaining marketing approval thereafter. Our lead therapeutic product candidate, PRA023, entered Phase 1a clinical development in December 2020 and we have not yet completed any clinical trials for any product candidate. Our research methodology and novel approach to precision medicine for IBD may be unsuccessful in identifying additional therapeutic product candidates, and any therapeutic product candidates discovered using Prometheus360 may be shown to have harmful side effects or may have other characteristics that may necessitate additional clinical testing, or make the therapeutic product candidates unmarketable or unlikely to receive marketing approval. Further, because all of our therapeutic product candidates and development programs utilize Prometheus360, adverse developments with respect to one of our programs may have a significant adverse impact on the actual or perceived likelihood of success and value of our other programs.

In addition, the biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies. Our future success will depend in part on our ability to maintain a competitive position with Prometheus360, which relies on our ability to access the biobank owned and controlled by Cedars-Sinai as well as to maintain our exclusive license with Cedars-Sinai. If access to the biobank is lost or limited, it may materially and adversely affect our ability to create and develop therapeutic product candidates and companion diagnostics, and compete effectively. Our competitors may render our approach obsolete, or limit the commercial value of our therapeutic product candidates and companion diagnostics, by advances in existing technological approaches or the development of new or different approaches, potentially eliminating the advantages in our drug discovery process that we believe we derive from our research approach and proprietary technologies. By contrast, adverse developments with respect to other companies that attempt to use a similar approach to our approach may adversely impact the actual or perceived value of Prometheus360 and potential of our product candidates.

If any of these events occur, we may be forced to abandon our development efforts for a program or programs, which would have a material adverse effect on our business and could potentially cause us to cease operations.

We are early in our development efforts and have only one product candidate in early clinical development. All of our other development programs are in the preclinical or discovery stage. If we are unable to successfully develop, obtain regulatory approval for and ultimately commercialize therapeutic product candidates and related companion diagnostics, or experience significant delays in doing so, our business will be materially harmed.

We are in the early stages of our development efforts and have only one product candidate in early clinical development. All of our other development programs are in the preclinical or drug discovery stage. We have not yet completed any clinical trials for any product candidate. We have invested substantially all of our efforts in developing Prometheus360, identifying potential therapeutic product candidates and conducting preclinical studies. Although PRA023 entered a Phase 1a clinical trial in December 2020, we will need to progress all of our other development programs through IND-enabling studies and receive authorization from the Food and Drug Administration (FDA) to proceed under an IND prior to initiating their clinical development. Our ability to generate therapeutic product revenues, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of our product candidates. In addition, our therapeutic development programs contemplate the development of companion diagnostics, which are assays or tests designed to identify an appropriate patient populations. Companion diagnostics are subject to regulation as medical devices and must themselves be approved for marketing by the FDA or certain other foreign regulatory agencies before we may commercialize our product candidates. The success of our product candidates will depend on several factors, including the following:

•

successful completion of preclinical studies with favorable results, including those compliant with good laboratory practice (GLP) toxicology studies, biodistribution studies and minimum effective dose studies in animals;

•

acceptance of INDs by the FDA, or similar regulatory filing by comparable foreign regulatory authorities for the conduct of clinical trials of our therapeutic product candidates and our proposed design of future clinical trials;

•	successful enrollment in clinical trials and completion of clinical trials with favorable results;

•	demonstrating safety and efficacy, or in the case of our therapeutic product candidates regulated as biologics, safety, purity and potency, to the satisfaction of applicable regulatory authorities;

•	successful development and validation of companion diagnostics for use with our product candidates, if required;

•	the performance of our collaborators;

•

receipt of marketing approvals from applicable regulatory authorities for our product candidates, including new drug applications (NDAs) or biologics license applications (BLAs) from the FDA, and the premarket approvals (PMAs) from the FDA for companion diagnostics required for our therapeutic product candidates, and maintaining such approvals;

•	making arrangements with our third-party manufacturers for, or establishing, commercial manufacturing capabilities;

•	establishing sales, marketing and distribution capabilities and launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;

•	obtaining adequate coverage, reimbursement, and pricing policies for our products from governmental authorities and health insurers;

•	the willingness of physicians and patients to utilize or adopt any of our product candidates or future product candidates over alternative or more conventional therapies;

•	establishing, maintaining, defending and enforcing patent, trade secret and other intellectual property protection or regulatory exclusivity for our therapeutic product candidates;

•	maintaining an acceptable safety profile of our products following approval; and

•	maintaining and growing an organization of people who can develop and commercialize our products and technology.

If we are unable to develop, obtain regulatory approval for, or, if approved, successfully commercialize our therapeutic product candidates and companion diagnostics, we may not be able to generate sufficient revenue to continue our business.

Preclinical and clinical development involves a lengthy and expensive process with an uncertain outcome, and the results of preclinical studies and early clinical trials are not necessarily predictive of future results. We have not tested any of our product candidates in clinical trials and our product candidates may not have favorable results in clinical trials.

Preclinical and clinical development is expensive and can take many years to complete, and its outcome is inherently uncertain. We cannot guarantee that any preclinical studies or clinical trials will be conducted as planned or completed on schedule, if at all, and failure can occur at any time during the preclinical study or clinical trial process. Despite promising preclinical or clinical results, any product candidate can unexpectedly fail at any stage of preclinical or clinical development. The historical failure rate for product candidates in our industry is high.

The results from preclinical studies or clinical trials of a product candidate may not predict the results of later clinical trials of the product candidate, and interim, topline, or preliminary results of a clinical trial are not necessarily indicative of final results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy characteristics despite having progressed through preclinical studies and initial clinical trials. In particular, while we have conducted certain preclinical studies of PRA023 and other potential product candidates targeting IBD, we do not know whether PRA023 or the other potential product candidates will perform in future clinical trials as they have performed in these prior studies. The positive results we have observed for PRA023 in preclinical animal models may not be predictive of our ongoing and future clinical trials in humans. It is not uncommon to observe results in clinical trials that are unexpected based on preclinical studies and early clinical trials, and many product candidates fail in clinical trials despite very promising early results. Moreover, preclinical and clinical data may be susceptible to varying interpretations and analyses. A number of companies in the biopharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies.

For the foregoing reasons, we cannot be certain that any of our ongoing and planned preclinical studies or clinical trials will be successful.

Any difficulties or delays in the commencement or completion, or termination or suspension, of our ongoing or planned clinical trials could result in increased costs to us, delay or limit our ability to generate revenue and adversely affect our commercial prospects.

Before we can initiate clinical trials for our product candidates, we must submit the results of preclinical studies to the FDA or comparable foreign regulatory authorities along with other information, including information about product candidate chemistry, manufacturing and controls and our proposed clinical trial protocol, as part of an IND or, in the case of a companion diagnostic, an investigational device exemption (IDE) application or similar regulatory filing required for authorization to proceed with clinical development. The FDA or comparable foreign regulatory authorities may require us to conduct additional preclinical studies for any product candidate before it allows us to initiate clinical trials under any IND, IDE, or similar regulatory filing, which may lead to delays and increase the costs of our preclinical development programs. Any such delays in the commencement or completion of our ongoing or planned clinical trials for PRA023 or any other product candidate could significantly affect our product development costs.

We do not know whether our planned trials will begin on time or be completed on schedule, if at all. The commencement and completion of clinical trials can be delayed for a number of reasons, including delays related to:

•	obtaining regulatory authorizations to commence a trial or reaching a consensus with regulatory authorities on trial design;

•	the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical studies;

•

any failure or delay in reaching an agreement with contract research organizations (CROs) and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtaining approval from one or more institutional review boards (IRBs);

•	IRBs refusing to approve, suspending or terminating the trial at an investigational site, precluding enrollment of additional subjects, or withdrawing their approval of the trial;

•	changes to clinical trial protocol;

•	clinical sites deviating from trial protocol or dropping out of a trial;

•	manufacturing sufficient quantities of our product candidates for use in clinical trials;

•	subjects failing to enroll or remain in our trials at the rate we expect, or failing to return for post-treatment follow-up, including subjects failing to remain in our trials due to movement;

•	delays in developing and validating the companion diagnostic to be used in a clinical trial, if applicable;

•

we may be required to submit an IDE application to the FDA with respect to our companion diagnostic product candidates, which must become effective prior to commencing certain human clinical trials of medical devices, and the FDA may reject our IDE application and notify us that we may not begin clinical trials;

•	restrictions, health reasons or otherwise resulting from the novel strain of coronavirus, COVID-19;

•	subjects choosing an alternative treatment for the indication for which we are developing our therapeutic product candidates, or participating in competing clinical trials;

•	lack of adequate funding to continue the clinical trial;

•	subjects experiencing severe or unexpected drug-related adverse effects;

•	occurrence of serious adverse events in trials of the same class of agents conducted by other companies;

•	selection of clinical endpoints that require prolonged periods of clinical observation or analysis of the resulting data;

•

a facility manufacturing our product candidates or any of their components being ordered by the FDA or comparable foreign regulatory authorities to temporarily or permanently shut down due to violations of current good manufacturing practice (cGMP) regulations or other applicable requirements, or infections or cross-contaminations of product candidates in the manufacturing process;

•	any changes to our manufacturing process that may be necessary or desired;

•

third-party clinical investigators losing the licenses or permits necessary to perform our clinical trials, not performing our clinical trials on our anticipated schedule or consistent with the clinical trial protocol, good clinical practices (GCP) or other regulatory requirements;

•	third-party contractors not performing data collection or analysis in a timely or accurate manner; or

•

third-party contractors becoming debarred or suspended or otherwise penalized by the FDA or other government or regulatory authorities for violations of regulatory requirements, in which case we may need to find a substitute contractor, and we may not be able to use some or all of the data produced by such contractors in support of our marketing applications.

In addition, disruptions caused by the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our ongoing or planned clinical trials. We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by a Data Safety Monitoring Board for such trial or by the FDA or comparable foreign regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug or diagnostic, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur, and we may need to amend clinical trial protocols to comply with these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial.

Further, conducting clinical trials in foreign countries, as we may do for our product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries.

Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our product candidates.

If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. Moreover, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues.

In addition, many of the factors that cause, or lead to, the termination or suspension of, or a delay in the commencement or completion of, clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate. We may make formulation or manufacturing changes to our product candidates, in which case we may need to conduct additional preclinical studies to bridge our modified product candidates to earlier versions. Any delays to our clinical trials that occur as a result could shorten any period during which we may have the exclusive right to commercialize our product candidates and our competitors may be able to bring products to market before we do, and the commercial viability of our product candidates could be significantly reduced. Any of these occurrences may harm our business, financial condition and prospects significantly.

We may find it difficult to enroll patients in our clinical trials. If we encounter difficulties enrolling subjects in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

Patient enrollment is a significant factor in the timing of clinical trials, and the timing of our clinical trials depends, in part, on the speed at which we can recruit patients to participate in our trials, as well as completion of required follow-up periods. We may not be able to initiate or continue clinical trials for our product candidates if we are unable to identify and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside the United States. Subject enrollment is affected by many factors including the size and nature of the patient population, the severity of the disease under investigation, the availability and efficacy of approved drugs and diagnostics for the disease under investigation, the proximity of patients to clinical sites, the eligibility and exclusion criteria for the trial, the design of the clinical trial, the risk that enrolled patients will not complete a clinical trial, our ability to recruit clinical trial investigators with the appropriate competencies and experience, patient referral practices of physicians, the ability to monitor patients adequately during and after treatment, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages and risks of the product candidate being studied in relation to other available therapies, including any new products that may be approved for the indications we are investigating as well as any product candidates under development.

We will be required to identify and enroll a sufficient number of subjects for each of our clinical trials. Utilizing our precision medicine approach, we plan to focus our development activities on genetically or biomarker defined patients that we believe will be most likely to respond to our therapeutic product candidates. As a result, the potential patient populations for our clinical trials are narrowed, and we may experience difficulties in identifying and enrolling a sufficient number of patients in our clinical trials. We may not be able to initiate or continue clinical trials if we are unable to locate a sufficient number of eligible subjects to participate in the clinical trials required by the FDA or comparable foreign regulatory authorities. In addition, the process of finding and diagnosing subjects may prove costly.

Our inability to enroll a sufficient number of subjects for any of our future clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. In addition, we expect to rely on CROs and clinical trial sites to ensure proper and timely conduct of our future clinical trials and, while we intend to enter into agreements governing their services, we will have limited influence over their actual performance.

We cannot assure you that our assumptions used in determining expected clinical trial timelines are correct or that we will not experience delays in enrollment, which would result in the delay of completion of such trials beyond our expected timelines.

Use of our therapeutic product candidates could be associated with side effects, adverse events or other properties or safety risks, which could delay or preclude approval, cause us to suspend or discontinue clinical trials, abandon a therapeutic product candidate, limit the commercial profile of an approved label or result in other significant negative consequences that could severely harm our business, prospects, operating results and financial condition.

We have not evaluated any product candidates in human clinical trials. As is the case with biopharmaceuticals generally, it is likely that there may be side effects and adverse events associated with our therapeutic product candidates’ use. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Undesirable side effects caused by our therapeutic product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Moreover, if our therapeutic product candidates are associated with undesirable side effects in clinical trials or have characteristics that are unexpected, we may elect to abandon their development or limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, which may limit the commercial expectations for the therapeutic product candidate, if approved. We may also be required to modify our study plans based on findings after we commence our clinical trials. Many compounds that initially showed promise in early-stage testing have later been found to cause side effects that prevented further development of the compound. In addition, regulatory authorities may draw different conclusions or require additional testing to confirm these determinations.

It is possible that as we test our therapeutic product candidates in larger, longer and more extensive clinical trials, or as the use of these therapeutic product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, may be reported by subjects. If such side effects become known later in development or upon approval, if any, such findings may harm our business, financial condition and prospects significantly.

Patients treated with our products, if approved, may experience previously unreported adverse reactions, and it is possible that the FDA or other regulatory authorities may ask for additional safety data as a condition of, or in connection with, our efforts to obtain approval of our therapeutic product candidates. If safety problems occur or are identified after our products, if any, reach the market, we may make the decision or be required by regulatory authorities to amend the labeling of our products, recall our products or even withdraw approval for our products.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular therapeutic product candidate, if approved, and could significantly harm our business, results of operations and prospects.

As an organization, we have never completed any clinical trials or submitted an application for regulatory approval, and may be unable to do so for any of our product candidates.

We are early in our development efforts for our product candidates and we will need to successfully complete IND-enabling studies, Phase 1 clinical trials and later-stage and pivotal clinical trials, in order to obtain FDA or comparable foreign regulatory approval to market PRA023 or any other therapeutic product candidates. Carrying out clinical trials and the submission of a successful BLA or NDA is a complicated process. As an organization, we commenced our first Phase 1 clinical trial in December 2020. However, we have not previously conducted any clinical trials, have limited experience as a company in preparing, submitting and prosecuting regulatory filings and have not submitted a BLA or NDA or other comparable foreign regulatory submission for any therapeutic product candidate. In addition, we have had limited interactions with the FDA and cannot be certain how many clinical trials of PRA023 or any other product candidates will be required or how such trials should be designed. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to regulatory submission and approval of any of our therapeutic product candidates. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of therapeutic product candidates that we develop. Failure to commence or complete, or delays in, our ongoing or planned clinical trials, could prevent us from or delay us in submitting BLAs or NDAs for and commercializing our therapeutic product candidates.

Our product candidates are subject to extensive regulation and compliance, which is costly and time consuming, and such regulation may cause unanticipated delays or prevent the receipt of the required approvals to commercialize our product candidates.

The clinical development, manufacturing, labeling, packaging, storage, record-keeping, advertising, promotion, import, export, marketing, distribution and adverse event reporting, including the submission of safety and other information, of our product candidates are subject to extensive regulation by the FDA in the United States and by comparable foreign regulatory authorities in foreign markets. In the United States, we are not permitted to market our product candidates until we receive regulatory approval from the FDA. The process of obtaining regulatory approval is expensive, often takes many years following the commencement of clinical trials and can vary substantially based upon the type, complexity and novelty of the product candidates involved, as well as the target indications and patient population. Approval policies or regulations may change, and the FDA has substantial discretion in the drug approval process, including the ability to delay, limit or deny approval of a product candidate for many reasons. Despite the time and expense invested in clinical development of product candidates, regulatory approval is never guaranteed. Neither we nor any current or future collaborator is permitted to market any of our product candidates in the United States until we receive approval from the FDA.

Prior to obtaining approval to commercialize a product candidate in the United States or abroad, we or our collaborators must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA or comparable foreign regulatory authorities, that such product candidates are safe and effective, or with respect to a biological product candidate, safe, pure and potent, for their intended uses. Results from preclinical studies and clinical trials can be interpreted in different ways. Even if we believe the preclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA and comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authorities, as the case may be, may also require us to conduct additional preclinical studies or clinical trials for our product candidates either prior to or post-approval, or may object to elements of our clinical development program.

The FDA or comparable foreign regulatory authorities can delay, limit or deny approval of a product candidate for many reasons, including:

•	such authorities may disagree with the design or implementation of our or our current or future collaborators’ clinical trials;

•	negative or ambiguous results from our clinical trials or results may not meet the level of statistical significance required by the FDA or comparable foreign regulatory agencies for approval;

•	serious and unexpected drug-related side effects may be experienced by participants in our clinical trials or by individuals using drugs or biologics similar to our therapeutic product candidates;

•	such authorities may not accept clinical data from trials which are conducted at clinical facilities or in countries where the standard of care is potentially different from that of the United States;

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we or any of our current or future collaborators may be unable to demonstrate that a product candidate is safe and effective, and that the therapeutic product candidate’s clinical and other benefits outweigh its safety risks;

•	we may be unable to demonstrate to the satisfaction of such authorities that our companion diagnostics are suitable to identify appropriate patient populations;

•	such authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

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such authorities may not agree that the data collected from clinical trials of our product candidates are acceptable or sufficient to support the submission of a BLA, NDA, PMA or other submission or to obtain regulatory approval in the United States or elsewhere, and such authorities may impose requirements for additional preclinical studies or clinical trials;

•	such authorities may disagree regarding the formulation, labeling and/or the specifications of our product candidates;

•	approval may be granted only for indications that are significantly more limited than what we apply for and/or with other significant restrictions on distribution and use;

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such authorities may find deficiencies in the manufacturing processes, test procedures and specifications or facilities of our third-party manufacturers with which we or any of our current or future collaborators contract for clinical and commercial supplies;

•	regulations and approval policies of such authorities may significantly change in a manner rendering our or any of our potential future collaborators’ clinical data insufficient for approval; or

•	such authorities may not accept a submission due to, among other reasons, the content or formatting of the submission.

This lengthy approval process, as well as the unpredictability of the results of clinical trials, may result in our failing to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, results of operations and prospects. In addition, even if we obtain approval of our product candidates, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may impose significant limitations in the form of narrow indications, warnings, or a Risk Evaluation and Mitigation Strategy (REMS).

In addition, with respect to foreign markets, approval procedures vary among countries and, in addition to the foregoing risks, may involve additional product testing, administrative review periods and agreements with pricing authorities. In addition, events raising questions about the safety of certain marketed biopharmaceuticals may result in increased cautiousness by the FDA and comparable foreign regulatory authorities in reviewing new drugs or biologics based on safety, efficacy or other regulatory considerations and may result in significant delays in obtaining regulatory approvals. Any delay in obtaining, or inability to obtain, applicable regulatory approvals would prevent us or any of our potential future collaborators from commercializing our product candidates.

If we are unable to successfully develop companion diagnostics for our therapeutic product candidates, or experience significant delays in doing so, our therapeutic development strategy may be harmed and we may not realize the full commercial potential of our therapeutic product candidates.

Because we are focused on precision medicine, in which genetic alterations or predictive biomarkers will be used to identify the right patients for our product candidates, we believe that our success will depend, in part, on our ability to develop companion diagnostics, which are assays or tests to identify an appropriate patient population for these therapeutic product candidates. To achieve this, our development programs are dependent on the development and commercialization of a companion diagnostic. Companion diagnostics are developed in conjunction with clinical programs for the associated product and are subject to regulation as medical devices by the FDA and comparable regulatory authorities. In general, if the FDA determines that a companion diagnostic is essential to the safe and effective use of a novel therapeutic product or indication, the FDA will generally not approve the therapeutic product if the companion diagnostic is not also approved or cleared for that indication.

Accordingly, the FDA expects to review and approve simultaneously the NDA or BLA and PMA submissions for a therapeutic and its companion diagnostic, respectively, so any delay in diagnostic approval could delay or prevent approval of the therapeutic product. The approval of a companion diagnostic as part of the product label will also limit the use of the therapeutic product candidate to only those patients who express the specific genetic alteration or biomarker it was developed to detect. Also, to the extent other approved diagnostics are able to broaden their labeling claims to include our approved therapeutic products, if any, we may be forced to abandon our companion diagnostic development plans or we may not be able to compete effectively upon approval, which could adversely impact our ability to generate revenue from the sale of our approved products and our business operations.

In addition, it may be necessary to resolve issues such as selectivity/specificity, analytical validation, reproducibility, or clinical validation of companion diagnostics during the development and regulatory approval processes. Moreover, even if data from preclinical studies and early clinical trials appear to support development of a companion diagnostic for a therapeutic product candidate, data generated in later clinical trials may fail to support the analytical and clinical validation of the companion diagnostic. We may encounter difficulties in developing, obtaining regulatory approval for, manufacturing and commercializing companion diagnostics similar to those we face with respect to our therapeutic product candidates themselves, including issues with achieving regulatory clearance or approval, production of sufficient quantities at commercial scale and with appropriate quality standards, and in gaining market acceptance.

If we or any third parties we may engage are unable to successfully develop companion diagnostics for our therapeutic product candidates, or experience delays in doing so:

•	we may be unable to identify appropriate patients for enrollment in our clinical trials, which may adversely affect the development of our therapeutic product candidates;

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our therapeutic product candidates may not receive marketing approval, if the FDA or other regulators determine that the safe and effective use of our therapeutic product candidates, if any, depends on the companion diagnostic; and

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we may not realize the full commercial potential of any therapeutics that receive marketing approval if, among other reasons, we are unable to appropriately select patients who are likely to benefit from therapy with our medicines, if any.

As a result of any of these events, our business, financial condition, results of operations and prospects could be materially and adversely affected.

We have limited experience in developing and commercializing companion diagnostics and have never applied for or obtained regulatory clearance or approval for any diagnostic tests.

To be successful in developing and commercializing therapeutic product candidates in combination with companion diagnostics, we will need to address a number of scientific, technical, regulatory and logistical challenges. We currently anticipate that we or a collaborator will need to obtain approval of PMA applications from the FDA in order to legally market such companion diagnostics in the United States. As a company, we have little experience in the development of companion diagnostics and may not be successful in developing appropriate diagnostics to pair with any of our therapeutic product candidates that receive marketing approval, and have never applied for or obtained regulatory clearance or approval of any diagnostic tests. Given our limited experience in developing companion diagnostics, we may rely in part or in whole on third parties for their design, development and manufacture of such tests.

Before a new medical device, or a new intended use of, claim for, or significant modification to an existing device, can be marketed in the United States, a company must first submit an application for and receive 510(k) clearance pursuant to a premarket notification submitted under Section 510(k) of the Federal Food, Drug, and

Cosmetic Act (FDCA), de-novo classification, or PMA approval from FDA, unless an exemption applies. The PMA approval pathway, which we expect to pursue for our companion diagnostic product candidates, requires an applicant to demonstrate the safety and effectiveness of the product based, in part, on valid scientific evidence, including, but not limited to, technical, preclinical, and clinical data. The 510(k) pathway requires a FDA finding that the test is substantially equivalent to a legally marketed predicate device. If no legally marketed predicate can be identified to enable use of the 510(k) pathway, the device is automatically classified under the FDCA into Class III, which generally requires PMA approval. However, for low- to moderate-risk novel devices, FDA allows for the possibility of marketing authorization through the “de novo classification” process rather than requiring the device to be subject to PMA approval. Products that are approved through a PMA application generally need prior FDA approval before modifications can be made that affect safety or effectiveness, and certain modifications to a 510(k)-cleared device may also require FDA premarket review before the modified product can be marketed. If we are unable to successfully develop, obtain regulatory clearance for and commercialize companion diagnostics to pair with our therapeutic product candidates, it could adversely impact our ability to develop and generate revenue from our product candidates.

We may expend our limited resources to pursue a particular product candidate and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on specific product candidates and specific indications. As a result, we may forgo or delay pursuit of opportunities with other product candidates that could have had greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable product candidates. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaborations, licenses and other similar arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We may conduct certain of our clinical trials for our product candidates outside of the United States. However, the FDA and other foreign equivalents may not accept data from such trials, in which case our development plans will be delayed, which could materially harm our business.

We may conduct one or more of our clinical trials for our product candidates outside the United States. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. For example, to accept data from a clinical trial that was conducted only at sites outside of the United States and not subject to an IND, the FDA requires such clinical trial to have been conducted in accordance with GCPs, and the FDA must be able to validate the data from the clinical trial through an on-site inspection if the FDA deems such inspection necessary. For such studies not subject to an IND, the FDA generally does not review clinical protocols for the studies, and therefore there is an additional potential risk that the FDA could determine that the study design, protocol, or results from a non-U.S. clinical trial was inadequate for the purposes we intend, which could require us to conduct additional clinical trials. There can be no assurance the FDA will accept data from clinical trials conducted outside of the United States. If the FDA does not accept data from our clinical trials of our product candidates, it would likely result in the need for additional clinical trials, which would be costly and time consuming and delay or permanently halt our development of our therapeutic product candidates.

Conducting clinical trials outside the United States also exposes us to additional risks, including risks associated with:

•	additional foreign regulatory requirements;

•	foreign exchange fluctuations;

•	compliance with foreign manufacturing, customs, shipment and storage requirements;

•	cultural differences in medical practice and clinical research; and

•	diminished protection of intellectual property in some countries.

Interim, topline and preliminary data from our preclinical studies and clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose interim, preliminary or topline data from our preclinical studies and clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the interim, preliminary or topline results that we report may differ from future results of the same trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline and preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline and preliminary data should be viewed with caution until the final data are available.

From time to time, we may also disclose interim data from our clinical studies. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from our clinical trials continue other treatments for their disease. Adverse differences between preliminary, topline or interim data and final data could significantly harm our business prospects. In addition, disclosure of interim data by us or by our competitors could result in volatility in the price of our common stock after this offering.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and the value of our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product, product candidate or our business. If the topline data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new drugs, biologics, and medical devices, or modifications to approved drugs, biologics, and medical devices to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Separately, in response to the COVID-19 pandemic, on March 10, 2020 the FDA announced its intention to postpone most inspections of foreign manufacturing facilities and products, and on March 18, 2020 the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. Subsequently, on July 10, 2020, the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Risks Related to Our Reliance on Third Parties

We are substantially dependent upon the Cedars-Sinai license agreement for access to the Cedars-Sinai database and biobank, which supports Prometheus360.

We rely on access to the Cedars-Sinai database and biobank and its over 200,000 samples linked to extensive clinical data from patients in order to stratify patients and carry out our precision medicine approach. We exclusively license the rights to the database and biobank from Cedars-Sinai under our license agreement. Cedars-Sinai may terminate the license agreement under certain circumstances, including as a result of our uncured breach of the agreement. Cedars-Sinai stores its biobank samples in a single location in Southern California, and we therefore are exposed to the risk that such samples could be destroyed pursuant to a natural or man-made disaster or that they may otherwise become unavailable. Without access to this data and samples, our business would be materially and adversely affected because we may not be able to identify additional therapeutic targets and/or develop therapeutic and diagnostic product candidates for development. Additionally, any dispute with Cedars-Sinai may result in costly litigation that diverts our management’s attention and resources away from our day-to-day activities and which may adversely affect our business, financial condition, results of operation and prospects.

We have entered, and may in the future seek to enter into, collaborations, licenses and other similar arrangements and may not be successful in doing so, and even if we are, we may relinquish valuable rights and may not realize the benefits of such relationships.

We have entered into the Takeda Agreement with Millennium Pharmaceuticals, Inc., pursuant to which we established a strategic collaboration to develop a companion diagnostic product for one selected drug target, with the option for Takeda to select an additional drug target, in support of development and potential commercialization by Takeda of any therapeutic clinical candidates that it develops in connection with the agreement for the treatment of IBD. In addition, we have entered into a co-development and manufacturing agreement with Falk pursuant to which we will co-develop and commercialize, exclusively in our respective territories, therapeutic product candidates targeting members of the TNF super family for the treatment of UC and CD under our PR600 program. With respect to Takeda and Falk, and what we expect will be the case with any future license or collaboration agreements, we have and would expect to have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of our product candidates. Our ability to generate revenues from these arrangements will depend on our collaborators’

willingness to successfully develop and commercialize the applicable development programs. Takeda and Falk may terminate the respective collaboration agreements for convenience and under certain other circumstances, including as a result of our uncured material breach of the agreement. Any such termination may adversely affect our business, financial condition, results of operation and prospects.

We may seek to enter into additional collaborations, joint ventures, licenses and other similar arrangements for the development or commercialization of other product candidates due to capital costs required to develop or commercialize the product candidate. We may not be successful in our efforts to establish such collaborations for our product candidates because our research and development pipeline may be insufficient, our product candidates may be deemed to be at too early of a stage of development for collaborative effort or third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy or significant commercial opportunity. In addition, we face significant competition in seeking appropriate strategic partners, and the negotiation process can be time-consuming and complex. We may have to relinquish valuable rights to our future revenue streams, research programs, product candidates or Prometheus360, or grant licenses on terms that may not be favorable to us, as part of any such arrangement, and such arrangements may restrict us from entering into additional agreements with other potential collaborators. We cannot be certain that, following a collaboration, license or strategic transaction, we will achieve an economic benefit that justifies such transaction.

The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators and partners. Collaborations are subject to numerous risks, which may include the following risks to us:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations and they may not devote the level of effort or resources we expect;

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collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on preclinical or clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors such as an acquisition that diverts resources or creates competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates, particularly if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•	collaborators with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;

•	we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;

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collaborators may not properly maintain, defend or enforce our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to litigation or potential liability;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

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disputes may arise between the collaborators and us that result in the delay or termination of the research, development or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management attention and resources;

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collaborators may not provide us with timely and accurate information regarding development, regulatory or commercialization status or results, which could adversely impact our ability to manage our own development efforts, accurately forecast financial results or provide timely information to our stockholders regarding our out-licensed product candidates; and

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates.

We rely on third parties to conduct our preclinical and clinical studies and will rely on third parties to conduct our future clinical trials. If these third parties do not successfully carry out their contractual duties, comply with applicable regulatory requirements or meet expected deadlines, our development programs and our ability to seek or obtain regulatory approval for or commercialize our product candidates may be delayed.

We are dependent on third parties to conduct our preclinical studies and expect to rely on such third parties for our current and future clinical trials, including our ongoing Phase 1a clinical trial of PRA023. Specifically, we have used and relied on, and intend to use and rely on, medical institutions, clinical investigators, CROs and consultants to conduct our preclinical studies and planned clinical trials in accordance with our clinical protocols and regulatory requirements. These CROs, investigators and other third parties play a significant role in the conduct and timing of these trials and subsequent collection and analysis of data. While we have and will have agreements governing the activities of our third-party contractors, we have limited influence over their actual performance. Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on our CROs and other third parties does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs or trial sites fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable, and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. In addition, our clinical trials must be conducted with products produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

There is no guarantee that any of our CROs, investigators or other third parties will devote adequate time and resources to such trials or perform as contractually required. If any of these third parties fail to meet expected deadlines, adhere to our clinical protocols or meet regulatory requirements, or otherwise performs in a substandard manner, our clinical trials may be extended, delayed or terminated. In addition, many of the third parties with whom we contract may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other development activities that could harm our competitive position. In addition, principal investigators for our clinical trials are expected to serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA concludes that the financial relationship may have affected the interpretation of the study, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection by the FDA of any BLA, NDA or PMA we submit. Any such delay or rejection could prevent us from commercializing our product candidates.

If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative third parties on commercially reasonable terms or at all. Switching or adding additional CROs, investigators and other third parties involves additional cost and requires our management’s time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, investigators and other third parties, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We rely on third parties for the manufacture of our product candidates for preclinical and clinical development. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not own or operate manufacturing facilities and have no plans to develop our own clinical or commercial-scale manufacturing capabilities. We rely and expect to continue to rely on third parties for the manufacture of our product candidates and related raw materials for preclinical and clinical development, as well as for commercial manufacture of any of our product candidates receive marketing approval. The facilities used by third-party manufacturers to manufacture our product candidates must be approved by the FDA and any comparable foreign regulatory authority pursuant to inspections that will be conducted after we submit a BLA, NDA or PMA to the FDA or any comparable filing to a foreign regulatory authority. We do not control the manufacturing process of, and are completely dependent on, third-party manufacturers for compliance with cGMP requirements for manufacture of products. If these third-party manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or any comparable foreign regulatory authority, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of third-party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or any comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products.

Our or a third party’s failure to execute on our manufacturing requirements on commercially reasonable terms and in compliance with cGMP could adversely affect our business in a number of ways, including:

•	an inability to initiate clinical trials of our product candidates under development;

•	delay in submitting regulatory applications, or receiving marketing approvals, for our product candidates;

•	subjecting third-party manufacturing facilities or our manufacturing facilities to additional inspections by regulatory authorities;

•	requirements to cease development or to recall batches of our product candidates; and

•	in the event of approval to market and commercialize our product candidates, an inability to meet commercial demands for our product candidates or any other future product candidates.

In addition, we may be unable to establish any agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•	failure of third-party manufacturers to comply with regulatory requirements and maintain quality assurance;

•	breach of the manufacturing agreement by the third party;

•	failure to manufacture our product according to our specifications;

•	failure to manufacture our product according to our schedule or at all;

•	misappropriation of our proprietary information, including our trade secrets and know-how; and

•	termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Our product candidates and any products that we may develop may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval, and any related remedial measures may be costly or time consuming to implement. We do not currently have arrangements in place for redundant supply or a second source for all required raw materials used in the manufacture of our product candidates. If our existing or future third-party manufacturers cannot perform as agreed, we may be required to replace such manufacturers and we may be unable to replace them on a timely basis or at all.

Our current and anticipated future dependence upon others for the manufacture of our product candidates or products may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we currently rely on third parties to manufacture our product candidates and to perform quality testing, we must, at times, share our proprietary technology and confidential information, including trade secrets, with them. We seek to protect our proprietary technology, in part, by entering into confidentiality agreements, and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are intentionally or inadvertently incorporated into the technology of others or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets and despite our efforts to protect our trade secrets, a competitor’s discovery of our proprietary technology and confidential information or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Commercialization of Our Product Candidates and Testing Products

Even if we receive regulatory approval for any therapeutic product candidate or companion diagnostic, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, our therapeutic product candidates and companion diagnostics, if approved, could be subject to labeling and other restrictions on marketing or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our therapeutic product candidates and companion diagnostics, when and if any of them are approved.

Any regulatory approvals that we may receive for our product candidates, including any therapeutic product candidates or companion diagnostics, will require the submission of reports to regulatory authorities and surveillance to monitor the safety and efficacy of the product candidate, may contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, and may include burdensome post-approval study or risk management requirements. For example, the FDA may require a REMS in order to approve our therapeutic product candidates, which could entail requirements for a medication guide, physician training and communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if one of our product candidates is approved, it will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies and submission of safety, efficacy, and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities.

Manufacturers and manufacturers’ facilities are required to comply with extensive FDA and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any approved marketing application. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

If the FDA or another regulatory authority discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, such regulatory authorities may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory authority or enforcement authority may, among other things:

•	refuse to approve pending applications or supplements to approved applications;

•	require us to change the way a product is distributed, conduct additional clinical trials, change the labeling of a product or require us to conduct additional post-marketing studies or surveillance;

•	restrict our ability to conduct clinical trials, including full or partial clinical holds on ongoing or planned trials;

•	require additional warnings on the product label, such as a “black box” warning or a contraindication;

•	impose restrictions on the products, manufacturers or manufacturing process;

•	require warning or untitled letters;

•	seek injunctions or civil or criminal penalties;

•	suspend or withdraw regulatory approvals;

•	seize or detain products or implement import bans;

•	impose voluntary or mandatory product recalls and publicity requirements;

•	totally or partially suspend production; and

•	impose restrictions on operations, including costly new manufacturing requirements.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may adversely affect our ability to commercialize and generate revenue from our products. If regulatory sanctions are applied or if regulatory approval is withdrawn, our business will be seriously harmed.

Moreover, the policies of the FDA and of other regulatory authorities may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

The commercial success of our product candidates will depend upon the degree of market acceptance of such product candidates by physicians, patients, healthcare payors and others in the medical community.

Our product candidates may not be commercially successful. Even if any of our product candidates receive regulatory approval, they may not gain market acceptance among physicians, patients, healthcare payors or the medical community. The commercial success of any of our current or future product candidates will depend significantly on the broad adoption and use of the resulting product by physicians and patients for approved indications. The degree of market acceptance of our products will depend on a number of factors, including:

•	demonstration of clinical efficacy and safety compared to other more-established products;

•	the approval, availability, market acceptance and reimbursement for the companion diagnostic;

•	the indications for which our product candidates are approved;

•	the limitation of our targeted patient population and other limitations or warnings contained in any FDA-approved labeling;

•	acceptance of a new drug or biologic for the relevant indication by healthcare providers and their patients;

•	the pricing and cost-effectiveness of our products, as well as the cost of treatment with our products in relation to alternative treatments and therapies;

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our ability to obtain and maintain sufficient third-party coverage and adequate reimbursement from government healthcare programs, including Medicare and Medicaid, private health insurers and other third-party payors;

•	the willingness of patients to pay all, or a portion of, out-of-pocket costs associated with our products in the absence of sufficient third-party coverage and adequate reimbursement;

•	any restrictions on the use of our products, and the prevalence and severity of any adverse effects;

•	potential product liability claims;

•	the timing of market introduction of our products as well as competitive drugs;

•	the effectiveness of our or any of our current or potential future collaborators’ sales and marketing strategies; and

•	unfavorable publicity relating to the product.

If any product candidate is approved but does not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors or patients, we may not generate sufficient revenue from that product and may not become or remain profitable. Our efforts to educate the medical community and third-party payors regarding the benefits of our products may require significant resources and may never be successful.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. If we are found or alleged to have improperly promoted off-label uses, we may become subject to significant liability.

The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, as our product candidates would be, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. If we receive marketing approval for a product candidate, physicians may nevertheless prescribe it to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also required companies to enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

Our therapeutic product candidates for which we intend to seek approval as biologics may face competition sooner than anticipated.

The ACA includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 (BPCIA), which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a highly similar or “biosimilar” product may not be submitted to the FDA until four years following the date that the reference product was first approved by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first approved. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty.

We believe that any of our therapeutic product candidates approved as biologics under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our therapeutic product candidates to be reference products for competing products, potentially creating the opportunity for competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for any reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

The successful commercialization of our product candidates, if approved, will depend in part on the extent to which governmental authorities and health insurers establish coverage, adequate reimbursement levels and favorable pricing policies. Failure to obtain or maintain coverage and adequate reimbursement for our product candidates could limit our ability to market those products and decrease our ability to generate revenue.

The availability of coverage and the adequacy of reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payors are essential for most patients to be able to afford prescription medications such as our product candidates, if approved. Our ability to achieve coverage and acceptable levels of reimbursement for our products by third-party payors will have an effect on our ability to successfully commercialize those products. Even if we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. We cannot be sure that coverage and reimbursement in the United States, the European Union or elsewhere will be available for any product that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future.

Third-party payors increasingly are challenging prices charged for biopharmaceutical products and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs when an equivalent generic drug or a less expensive therapy is available. It is possible that a third-party payor may consider our product candidates as substitutable and only offer to reimburse patients for the less expensive product. These payors may deny or revoke the reimbursement status of a given product or establish prices for new or existing marketed products at levels that are too low to enable us to realize an appropriate return on our investment in product development. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our products, if approved, and may not be able to obtain a satisfactory financial return on products that we may develop.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs will be covered. Some third-party payors may require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse healthcare providers who use such therapies. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our products.

Obtaining and maintaining reimbursement status is time consuming, costly and uncertain. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs. However, no uniform policy for coverage and reimbursement for products exists among third-party payors in the United States. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases at short notice, and we believe that changes in these rules and regulations are likely.

In addition, companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics. Additionally, if any companion diagnostic provider is unable to obtain reimbursement or is inadequately reimbursed, that may limit the availability of such companion diagnostic, which would negatively impact prescriptions for our product candidates, if approved.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe and other countries has and will continue to put pressure on the pricing and usage of our products. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates, if approved. Accordingly, in markets outside the United States, the reimbursement for our product candidates may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our products. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

We face significant competition, and if our competitors develop technologies or product candidates more rapidly than we do or their technologies are more effective, our business and our ability to develop and successfully commercialize products may be adversely affected.

The biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary and novel products and product candidates. Our competitors have developed, are developing or may develop products, product candidates and processes competitive with our product candidates. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. We believe that a significant number of products are currently under development, and may become commercially available in the future, for the treatment of IBD. Our competitors include larger and better funded pharmaceutical, specialty pharmaceutical and biotechnology companies. Moreover, we may also compete with universities, governmental agencies and other research institutions who may be active in the indications we are targeting and could be in direct competition with us. We also compete with these organizations in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

We expect to face competition from existing products and products in development for each of our therapeutic product candidates. If approved for the treatment of patients with moderate-to-severe IBD, PRA023, would compete with Entyvio, which is an a4b7 integrin antibody marketed by Takeda, Humira, which is a TNF antibody marketed by Abbvie Inc., Stelara, which is an IL-12/IL-23 antibody marketed by Janssen Pharmaceuticals, Inc., Xeljanz, which is a JAK1 inhibitor marketed by Pfizer Inc., and Simponi, which is a TNF antibody marketed by Johnson & Johnson.

We are aware of several companies with product candidates for the treatment of patients with UC and/or CD, including Pfizer’s PF-06480605, which is a fully human anti-TL1A antibody being developed in Phase 2 trials for UC, Rinvoq, which is a JAK1 inhibitor being developed in Phase 3 clinical trials by AbbVie, ozanimod, which is a S1P inhibitor being developed in Phase 3 clinical trials by Bristol-Myers Squibb Company, etrolizumab, which is a b7 integrin being developed in Phase 3 clinical trials by Roche, mirikizumab, which is an anti-IL-23 antibody being developed in Phase 3 clinical trials by Eli Lilly and filgotinib, a JAK1 inhibitor being developed in Phase 3 clinical trials by Gilead Sciences, Inc. We are also aware of additional product candidates in clinical trials by AbbVie Inc., Abivax SA, Amgen Inc., Arena Pharmaceuticals, Inc., C.H. Boehringer Ingelheim Sohn AG & Ko. KG, Bristol-Myers Squibb Company, Celgene Corporation, Gilead Sciences, Inc., GlaxoSmithKline plc, Gossamer Bio, Inc., Incyte Corp., Janssen Pharmaceutica N.V., Landos Biopharma, Inc., Protagonist Therapeutics, Inc., Theravance Biopharma, Inc., Applied Molecular Transport Inc., Pandion Therapeutics, Inc., RedHill Biopharma Ltd. and Seres Therapeutics, Inc.

Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and supply resources or experience than we do. If we successfully obtain approval for any product candidate, we will face competition based on many different factors, including the safety and effectiveness of our products, the ease with which our products can be administered, the effectiveness of any related companion diagnostic tests, the timing and scope of regulatory approvals for these products, the availability and cost of manufacturing, marketing and sales capabilities, price, reimbursement coverage and patent position. Competing products could present superior treatment alternatives, including by being more effective, safer, more convenient, less expensive or marketed and sold more effectively than any products we may develop. Competitive products or technological approaches may make any products we develop, or Prometheus360, obsolete or noncompetitive before we recover the expense of developing and commercializing our product candidates. If we are unable to compete effectively, our opportunity to generate revenue from the sale of our products we may develop, if approved, could be adversely affected.

If the market opportunities for our products are smaller than we believe they are, our revenue may be adversely affected, and our business may suffer.

The precise incidence and prevalence for all the conditions we aim to address with our product candidates are unknown. Our projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our therapeutic product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including the scientific literature, surveys of clinics, patient foundations or market research, and may prove to be incorrect. Further, new trials may change the estimated incidence or prevalence of these diseases. The total addressable market across all of our product candidates will ultimately depend upon, among other things, the diagnosis criteria included in the final label for each of our product candidates approved for sale for these indications, the availability of alternative treatments and the safety, convenience, cost and efficacy of our therapeutic product candidates relative to such alternative treatments, acceptance by the medical community and patient access, drug pricing and reimbursement. The number of patients in the United States and other major markets and elsewhere may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our products or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our results of operations and our business. Further, even if we obtain significant market share for our product candidates, because some of our potential target populations are very small, we may never achieve profitability despite obtaining such significant market share.

Our future growth may depend, in part, on our ability to operate in foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.

Our future growth may depend, in part, on our ability to develop and commercialize our product candidates in foreign markets. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from applicable regulatory authorities in foreign markets, and we may never receive such regulatory approvals for any of our product candidates. To obtain separate regulatory approval in many other countries we must comply with numerous and varying regulatory requirements regarding safety and efficacy and governing, among other things, clinical trials, commercial sales, pricing and distribution of our product candidates. If we obtain regulatory approval of our product candidates and ultimately commercialize our products in foreign markets, we would be subject to additional risks and uncertainties, including:

•	different regulatory requirements for approval of drugs in foreign countries;

•	reduced protection for intellectual property rights;

•	the existence of additional third-party patent and other intellectual property rights of potential relevance to our business;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

•	foreign reimbursement, pricing and insurance regimes;

•	workforce uncertainty in countries where labor unrest is common;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geopolitical actions, including war and terrorism, medical epidemics or natural disasters including earthquakes, typhoons, floods and fires.

Risks Related to Our Business Operations and Industry

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to:

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the timing and cost of, and level of investment in, research, development, regulatory approval and commercialization activities relating to our therapeutic product candidates and companion diagnostics, which may change from time to time;

•	coverage and reimbursement policies with respect to our therapeutic product candidates and companion diagnostics, if approved, and potential future drugs that compete with our products;

•	the cost of manufacturing our product candidates and testing products, which may vary depending on the quantity of production and the terms of our agreements with third-party manufacturers;

•	the timing and amount of the milestone or other payments we may receive under collaboration agreements;

•	expenditures that we may incur to acquire, develop or commercialize additional product candidates and technologies;

•	the level of demand for any approved products, which may vary significantly;

•	future accounting pronouncements or changes in our accounting policies; and

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the timing and success or failure of preclinical studies or clinical trials for our product candidates or competing product candidates, or any other change in the competitive landscape of our industry, including consolidation among our competitors or partners.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.

This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings guidance we may provide.

Our business is subject to risks arising from the recent global outbreak of COVID-19 and other epidemic diseases.

The current COVID-19 worldwide pandemic has presented substantial public health and economic challenges and is affecting our employees, patients, physicians and other healthcare providers, communities and business operations, as well as the U.S. and global economies and financial markets. International and U.S. governmental authorities in impacted regions are taking actions in an effort to slow the spread of COVID-19, including issuing varying forms of “stay-at-home” orders, and restricting business functions outside of one’s home. In response, we have implemented a work-from-home policy for certain of our employees. To date, we have not experienced material disruptions in our business operations. However, while it is not possible at this time to estimate the impact that COVID-19 could have on our business in the future, particularly as we advance our product candidates to clinical development, the continued spread of COVID-19 and the measures taken by the governmental authorities could: disrupt the supply chain and the manufacture or shipment of drug substances and finished drug products for our product candidates for use in our research, preclinical studies and clinical trials; delay, limit or prevent our employees and CROs from continuing research and development activities; impede our clinical trial initiation and recruitment and the ability of patients to continue in clinical trials, including the risk that participants enrolled in our clinical trials will contract COVID-19 while the clinical trial is ongoing, which could impact the results of the clinical trial, including by increasing the number of observed adverse events; and impede testing, monitoring, study procedures (such as endoscopies that are deemed non-essential), data collection and analysis and other related activities that may impact the integrity of subject data and clinical study endpoints; any of which could delay our preclinical studies and clinical trials and increase our development costs, and have a material adverse effect on our business, financial condition and results of operations. The COVID-19 outbreak could also potentially affect the business of the FDA, European Medicines Agency (EMA) or other regulatory authorities, which could result in delays in meetings related to ongoing or planned clinical trials. The COVID-19 pandemic and mitigation measures have had and may continue to have an adverse impact on global economic conditions which could have an adverse effect on our business and financial condition, including impairing our ability to raise capital when needed. The extent to which the COVID-19 pandemic impacts our results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the virus and the actions to contain its impact.

We are dependent on the services of our management and other clinical and scientific personnel, and if we are not able to retain these individuals or recruit additional management or clinical and scientific personnel, our business will suffer.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel. We are highly dependent upon our senior management, as well as our senior scientists and other members of our management team. The loss of services of any of these individuals could delay or prevent the successful development of our product pipeline, initiation or completion of our preclinical studies and clinical trials or the commercialization of our product candidates. Although we have executed employment agreements or offer letters with each member of our senior management team, these agreements are terminable at will with or without notice and, therefore, we may not be able to retain their services as expected. We do not currently maintain “key person” life insurance on the lives of our executives or any of our employees. This lack of insurance means that we may not have adequate compensation for the loss of the services of these individuals.

We will need to expand and effectively manage our managerial, operational, financial and other resources in order to successfully pursue our clinical development and commercialization efforts. We may not be successful in maintaining our unique company culture and continuing to attract or retain qualified management and scientific and clinical personnel in the future due to the intense competition for qualified personnel among biopharmaceutical, biotechnology and other businesses, particularly in the San Diego area. Our industry has experienced a high rate of turnover of management personnel in recent years. If we are not able to attract, integrate, retain and motivate necessary personnel to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development objectives, our ability to raise additional capital and our ability to implement our business strategy.

We may encounter difficulties in managing our growth and expanding our operations successfully.

We had 23 full-time employees and 3 part-time employees as of January 1, 2021. As we continue development and pursue the potential commercialization of our product candidates, as well as function as a public company, we will need to expand our financial, development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various strategic partners, suppliers and other third parties. Our future financial performance and our ability to develop and commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively.

The terms of our Loan Agreement place restrictions on our operating and financial flexibility. If we raise additional capital through debt financing, the terms of any new debt could further restrict our ability to operate our business.

As of December 31, 2020, we have an outstanding term loan in the principal amount of $7.5 million under our Loan Agreement with Oxford. The term loan is secured by a lien covering substantially all of our personal property, rights and assets, excluding intellectual property, which is subject to a negative pledge. The Loan Agreement contains customary affirmative and negative covenants and events of default applicable to us. The affirmative covenants include, among others, covenants requiring us to maintain governmental approvals, deliver certain financial reports, maintain insurance coverage and protect material intellectual property. The negative covenants include, among others, restrictions on transferring collateral, incurring additional indebtedness, engaging in mergers or acquisitions, paying cash dividends or making other distributions, making investments, creating liens, selling assets and making any payment on subordinated debt, in each case subject to certain exceptions. The restrictive covenants of the Loan Agreement could cause us to be unable to pursue business opportunities that we or our stockholders may consider beneficial. In addition, Oxford could declare a default upon the occurrence of any event that it interprets as a material adverse change as defined under the Loan Agreement. If we default under the Loan Agreement, Oxford may accelerate all of our repayment obligations and take control of our pledged assets, potentially requiring us to renegotiate our agreement on terms less favorable to us or to immediately cease operations. Further, if we are liquidated, Oxford’s right to repayment would be senior to the rights of the holders of our common stock to receive any proceeds from the liquidation. Any declaration by Oxford of an event of default could significantly harm our business and prospects and could cause the price of our common stock to decline. If we raise any additional debt financing, the terms of such additional debt could further restrict our operating and financial flexibility.

We are subject to various federal, state and foreign healthcare fraud and abuse laws and regulations, which could increase compliance costs, and our failure to comply with these laws and regulations could harm our results of operations and financial condition.

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors and customers expose us to broadly applicable foreign, federal and state fraud and abuse and other healthcare and privacy laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations and how we research, market, sell and distribute any products for which we obtain marketing approval. Such laws include:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing any remuneration (including any kickback, bribe or certain rebates), directly or indirectly, overtly or covertly, in cash or in kind, in return for, either the referral of an individual or the purchase, lease, or order, or arranging for or recommending the purchase, lease, or order of any good, facility, item or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the federal Anti- Kickback Statute or specific intent to violate it in order to have committed a violation;

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the federal physician self-referral prohibitions, commonly known as the Stark Law, which generally prohibit entities from billing a patient or the Medicare or Medicaid programs for certain designated health services, including clinical laboratory services, when the physician ordering the service, or any member of such physician’s immediate family, has a financial interest, such as an ownership or investment interest in or compensation arrangement with us, unless the arrangement meets an exception to the prohibition. These prohibitions apply regardless of any intent by the parties to induce or reward referrals or the reasons for the financial relationship and the referral;

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the federal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making or causing to be made a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute of Stark Law constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

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the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the CMS, information related to payments and other “transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by such healthcare professionals and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report such information regarding payments and transfers of value provided during the previous year to other health care providers, including physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists and certified nurse-midwives; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; some state laws require biotechnology companies to comply with the biotechnology industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; some state laws that require biotechnology companies to report information on the pricing of certain drug products; and some state and local laws require the registration or pharmaceutical sales representatives.

Efforts to ensure that our current and future business arrangements with third parties will comply with applicable healthcare and privacy laws and regulations will involve ongoing substantial costs. It is possible that governmental authorities will conclude that our business practices, including certain consulting agreements with physicians, some of whom are in a position to prescribe our product candidates, if approved, and are compensated in the form of stock or stock options for services provided to us, may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare program.

Recently enacted legislation, future legislation and healthcare reform measures may increase the difficulty and cost for us to obtain marketing approval for and commercialize our product candidates and may affect the prices we may set.

In the United States and some foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system, including cost-containment measures that may reduce or limit coverage and reimbursement for newly approved drugs and affect our ability to profitably sell any product candidates for which we obtain marketing approval. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare.

For example, in March 2010, the ACA was enacted in the United States. Among the provisions of the Affordable Care Act of importance to our potential product candidates, the ACA: established an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents; extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations; expands eligibility criteria for Medicaid programs; expands the entities eligible for discounts under the Public Health program; increases the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program; creates a new Medicare Part D coverage gap discount program; establishes a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research; and establishes a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending.

There remain judicial and Congressional challenges to certain aspects of the ACA, as well as efforts by the current U.S. administration to repeal or replace certain aspects of the ACA. For example, the Tax Cuts and Jobs Act (the Tax Act), includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year, commonly referred to as the individual mandate. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the U.S. Court of Appeals for the 5th Circuit affirmed the District Court’s decision that the individual mandate was unconstitutional but remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. The U.S. Supreme Court is currently reviewing the case, although it remains unclear when or how the Supreme Court will rule. It is also unclear how other efforts to challenge, repeal or replace the ACA will impact the ACA or our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, resulted in reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2021, unless additional Congressional action is taken. In addition, on January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Further, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. Although a number of these and other measures may require additional authorization to become effective, Congress and the current U.S. administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. The likelihood of implementation of any of these reform initiatives is uncertain, particularly in light of the new incoming presidential administration. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our therapeutic product candidates, if approved, or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

We expect that the ACA, these new laws and other healthcare reform measures that may be adopted in the future may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates, if approved.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our products.

We face an inherent risk of product liability as a result of the clinical trials of our product candidates and will face an even greater risk if we commercialize our product candidates. For example, we may be sued if our product candidates allegedly cause injury or are found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product candidate, negligence, strict liability and a breach of warranties. Claims may be brought against us by clinical trial participants, patients or others using, administering or selling products that may be approved in the future. Claims could also be asserted under state consumer protection acts.

If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit or cease the commercialization of our products. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for our products;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	costs to defend the related litigation;

•	a diversion of our management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	significant negative financial impact;

•	the inability to commercialize our product candidates; and

•	a decline in our stock price.

We currently do not hold product liability insurance coverage, but will need to obtain this insurance coverage prior to commencing clinical trials of our product candidates. We may need to increase our insurance coverage as we expand our clinical trials or if we commence commercialization of our product candidates. Insurance coverage is increasingly expensive. Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of our product candidates. Although we will maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies will also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

Our insurance policies are expensive and only protect us from some business risks, which will leave us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include property, general liability, employment benefits liability, business automobile, workers’ compensation, products liability, malicious invasion of our electronic systems, and clinical trials, and directors’ and officers’, employment practices and fiduciary liability insurance. We do not know, however, if we will be able to maintain insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our financial position and results of operations.

We and any of our current and potential future collaborators will be required to report to regulatory authorities if any of our approved products cause or contribute to adverse medical events, and any failure to do so would result in sanctions that would materially harm our business.

If we or any of our current and potential future collaborators are successful in commercializing our products, the FDA and foreign regulatory authorities would require that we and such collaborators report certain information about adverse medical events if those products may have caused or contributed to those adverse events. The timing of our obligation to report would be triggered by the date we become aware of the adverse event as well as the nature of the event. We and any of our current or potential future collaborators or CROs may fail to report adverse events within the prescribed timeframe. If we or any of our current or potential future collaborators or CROs fail to comply with such reporting obligations, the FDA or a foreign regulatory authority could take action, including criminal prosecution, the imposition of civil monetary penalties, seizure of our products or delay in approval or clearance of future products.

Our business could be affected by litigation, government investigations and enforcement actions.

We currently operate in a number of jurisdictions in a highly regulated industry and we could be subject to litigation, government investigation and enforcement actions on a variety of matters in the United States. or foreign jurisdictions, including, without limitation, intellectual property, regulatory, product liability, environmental, whistleblower, false claims, privacy, anti-kickback, anti-bribery, securities, commercial, employment and other claims and legal proceedings which may arise from conducting our business. Any determination that our operations or activities are not in compliance with existing laws or regulations could result in the imposition of fines, civil and criminal penalties, equitable remedies, including disgorgement, injunctive relief and/or other sanctions against us, and remediation of any such findings could have an adverse effect on our business operations.

Legal proceedings, government investigations and enforcement actions can be expensive and time consuming. An adverse outcome resulting from any such proceeding, investigations or enforcement actions could result in significant damages awards, fines, penalties, exclusion from the federal healthcare programs, healthcare debarment, injunctive relief, product recalls, reputational damage and modifications of our business practices, which could have a material adverse effect on our business and results of operations.

Our employees and independent contractors, including principal investigators, CROs, consultants and vendors, may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees and independent contractors, including principal investigators, CROs, consultants and vendors may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate: (i) the laws and regulations of the FDA and other similar regulatory requirements, including those laws that require the reporting of true, complete and accurate information to such authorities, (ii) manufacturing standards, including cGMP requirements, (iii) federal and state data privacy, security, fraud and abuse and other healthcare laws and regulations in the United States and abroad or (iv) laws that require the true, complete and accurate reporting of financial information or data. Activities subject to these laws also involve the improper use or misrepresentation of information obtained in the course of clinical trials, the creation of fraudulent data in our preclinical studies or clinical trials or illegal misappropriation of drug product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and financial results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, imprisonment, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

We may engage in strategic transactions that could impact our liquidity, increase our expenses and present significant distractions to our management.

From time to time, we may consider strategic transactions, including acquisitions of companies, asset purchases and out-licensing or in-licensing of intellectual property, products or technologies. Additional potential transactions that we may consider in the future include a variety of business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. Any future transactions could increase our near and long-term expenditures, result in potentially dilutive issuances of our equity securities, including our common stock, or the incurrence of debt, contingent liabilities, amortization expenses or acquired in-process research and development expenses, any of which could affect our financial condition, liquidity and results of operations. Future acquisitions may also require us to obtain additional financing, which may not be available on favorable terms or at all. These transactions may never be successful and may require significant time and attention of our management. In addition, the integration of any business that we may acquire in the future may disrupt our existing business and may be a complex, risky and costly endeavor for which we may never realize the full benefits of the acquisition. Accordingly, although there can be no assurance that we will undertake or successfully complete any additional transactions of the nature described above, any additional transactions that we do complete could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our ability to use net operating loss carryforwards and other tax attributes is likely to be limited in connection with this offering or other ownership changes.

We have incurred substantial losses during our history, do not expect to become profitable in the near future and may never achieve profitability. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire (if at all). At December 31, 2020, we had federal and state net operating loss (NOL) carryforwards of approximately $         million and $         million, respectively.

Under the Tax Act, federal NOL carryforwards arising in tax years beginning after December 31, 2017, may be carried forward indefinitely. Under the Coronavirus Aid, Relief and Economic Security Act (the CARES Act), federal NOL carryforwards arising in tax years beginning after December 31, 2017 and before January 1, 2021 may be carried back to each of the five tax years preceding the tax year of such loss. The deductibility of federal NOL carryforwards, particularly for tax years beginning after December 31, 2020, may be limited. It is uncertain if and to what extent various states will conform to the Tax Act or the CARES Act. In addition, our NOL carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. Under Section 382 of the Code, our federal NOL carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership of our company. An “ownership change” pursuant to Section 382 of the Internal Revenue Code of 1986, as amended (the Code) generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. We have not yet formally determined the amount of the cumulative change in our ownership resulting from this offering or other transactions, or any resulting limitations on our ability to utilize our NOL carryforwards and other tax attributes. However, we believe that our ability to utilize our NOL carryforwards and other tax attributes to offset future taxable income or tax liabilities is likely to be limited as a result of ownership changes, including potential changes in connection with this offering. If we earn taxable income, such limitations could result in increased future income tax liability to us and our future cash flows could be adversely affected. We have recorded a full valuation allowance related to our NOL carryforwards and other deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for our therapeutic and diagnostic programs and other proprietary technologies we may develop, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize our therapeutic and diagnostic programs and other proprietary technologies we may develop may be adversely affected.

Our success depends in large part on our ability and the ability of our licensors and collaborators to obtain and maintain patent protection in the United States and other countries with respect to our therapeutic and diagnostic programs and other proprietary technologies we may develop. We seek to protect our proprietary position, in part, by filing patent applications in the United States and abroad relating to our therapeutic and diagnostic programs and other proprietary technologies we may develop. If we or our licensors are unable to obtain or maintain patent protection with respect to our therapeutic programs and other proprietary technologies we may develop, our business, financial condition, results of operations and prospects could be materially harmed.

Our current patent portfolio contains a limited number of patents and patent applications, some of which are in-licensed from third parties, related to various aspects of our therapeutic and diagnostic programs. We do not currently own or license any issued composition of matter patents or patent applications covering our PR600 product candidate, and we cannot be certain that any patent applications we or our licensors may file will result in issued patent claims covering the composition of matter of PR600. Composition-of-matter patents on the active pharmaceutical ingredient, or API, in prescription drug products are generally considered to be the strongest form of intellectual property protection for drug products because those types of patents provide protection without regard to any particular method of use or manufacture or formulation of the API used. Method-of-use patents protect the use of a product for the specified method and formulation patents cover formulations of the API. These types of patents do not prevent a competitor or other third party from developing or marketing an identical product for an indication that is outside the scope of the patented method or from developing a different formulation that is outside the scope of the patented formulation. Moreover, with respect to method-of-use patents, even if competitors or other third parties do not actively promote their product for our targeted indications or uses for which we may obtain patents, physicians may recommend that patients use these products off-label, or patients may do so themselves. Although off-label use may infringe or contribute to the infringement of method-of-use patents, the practice is common, and this type of infringement is difficult to prevent or prosecute. Accordingly, there can be no assurance that our patent portfolio will provide us with any competitive advantage.

Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions, obtain, maintain and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our protection. We cannot predict whether the patent applications we or our licensors are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection against competitors or other third parties.

The patent prosecution process is expensive, time-consuming, and complex, and we may not be able to file, prosecute, maintain, defend, enforce, or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Moreover, in some circumstances, we do not have the right to control the preparation, filing and prosecution of patent applications, or to maintain and defend the patents, directed to technology that we license from third parties. We may also require the cooperation of our licensor in order to enforce the licensed patent rights, and such cooperation may not be provided. Therefore, these patents and patent applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. We cannot be certain that patent prosecution and maintenance activities by our licensors have been or will be conducted in compliance with applicable laws and regulations, which may affect the validity and enforceability of such patents or any patents that may issue from such patent applications. If our licensors fail to do so, this could cause us to lose rights in any applicable intellectual property that we in-license, and as a result, our ability to develop and commercialize products or product candidates may be adversely affected and we may be unable to prevent competitors from making, using and selling competing products.

In addition, although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to obtain or maintain valid and enforceable patent protection. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or until issuance, or in some cases not at all. Therefore, we cannot be certain that we or our licensors were the first to make the inventions claimed in any of our owned or licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions.

The patent position of biotechnology and pharmaceutical companies is highly uncertain in general, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our owned or in-licensed patent applications may not result in patents being issued which protect our therapeutic and diagnostic programs and other proprietary technologies we may develop or which effectively prevent others from commercializing competitive technologies and products.

Moreover, the claim coverage in a patent application can be significantly reduced before a corresponding patent issues. Even if our owned or in-licensed patent applications issue as patents, they may not issue in a form that will provide us with meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents issuing from our owned or in-licensed patent applications may be challenged, narrowed, circumvented or invalidated by third parties. Consequently, we do not know whether our therapeutic and diagnostic programs and other proprietary technology will be protectable or remain protected by valid and enforceable patents. Even if a patent issues, our competitors or other third parties may be able to circumvent the patent by developing similar or alternative technologies or products in a non-infringing manner which could materially adversely affect our business, financial condition, results of operations and prospects. In addition, given the amount of time required for the development, testing and regulatory review of our therapeutic and diagnostic programs and eventual product candidates, patents protecting our product candidates might expire before or shortly after such product candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability and our patent rights may be challenged in the courts or patent offices in the United States and abroad. We or any of our licensors may be subject to a third-party pre-issuance submission of prior art to the United States Patent and Trademark Office (USPTO) or become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review, or other similar proceedings challenging our patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, our patent rights, allow third parties to commercialize our therapeutic and diagnostic programs and other proprietary technologies we may develop and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us.

Moreover, some of our owned and in-licensed patent rights are, and may in the future be, co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patent rights, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of such patent rights in order to enforce such patent rights against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Furthermore, our owned and in-licensed patent rights may be subject to a reservation of rights by one or more third parties. For example, the research resulting in certain of our patent rights and technology was funded in part by the U.S. government. As a result, the government may have certain rights, or march-in rights, to such patent rights and technology. When new technologies are developed with government funding, the government generally obtains certain rights in any resulting patents, including a non-exclusive license authorizing the government to use the invention for non-commercial purposes. These rights may permit the government to disclose our confidential information to third parties and to exercise march-in rights to use or allow third parties to use our licensed technology. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the U.S. Any exercise by the government of such rights could harm our competitive position, business, financial condition, results of operations and prospects.

We may not be able to protect our intellectual property and proprietary rights throughout the world.

Filing, prosecuting, maintaining and defending patents on our therapeutic and diagnostic programs and other proprietary technologies we may develop in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in the United States. These products may compete with our products, and our patent rights or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, such as certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patent rights or marketing of competing products in violation of our intellectual property and proprietary rights generally. In addition, some jurisdictions, such as Europe, Japan and China, may have a higher standard for patentability than in the United States, including, for example, the requirement of claims having literal support in the original patent filing and the limitation on using supporting data that is not in the original patent filing. Under those heightened patentability requirements, we may not be able to obtain sufficient patent protection in certain jurisdictions even though the same or similar patent protection can be secured in the U.S. and other jurisdictions.

Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patent rights at risk of being invalidated or interpreted narrowly, could put our owned or in-licensed patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees, and various other government fees on patents and patent applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our owned or licensed patents and patent applications. In certain circumstances, we rely on our licensing partners to pay these fees due to U.S. and non-U.S. patent agencies. The USPTO and various non-U.S. government agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. We are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property. In some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market with similar or identical products or technology, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

The COVID-19 pandemic may impair our and our licensors’ ability to comply with these procedural, document submission, fee payment, and other requirements imposed by government patent agencies, which may materially and adversely affect our ability to obtain or maintain patent protection for our products and product candidates. This highly contagious disease has spread to most of the countries in the world and throughout the United States, creating a serious impact on patent offices worldwide and patent office personnel, as well as our employees and agents working directly with the patent offices to obtain and maintain patent protection in impacted countries. There may be situations in which a delay in, or failure to, file a patent application pertaining to certain subject matter will result in a lack of patent protection of that subject matter. Similarly, there may be situations in which a delay in, or failure to, respond to a patent office communication, pay a requisite fee, or otherwise maintain a patent application will result in loss of patent rights to that subject matter. In such an event, potential competitors might be able to enter the market with similar or identical products or technology, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act (the America Invents Act) enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are typically not published until 18 months after filing or until issuance, or in some cases not at all, we cannot be certain that we were the first to either (i) file any patent application related to our therapeutic and diagnostic programs and other proprietary technologies we may develop or (ii) invent any of the inventions claimed in our owned or in-licensed patent applications.

The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned or in-licensed patent applications and the enforcement or defense of patents issuing from those patent applications, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals, as well as diagnostic methods, are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. For example, U.S. Supreme Court rulings, such as Mayo Collaborative Servs. v.

Prometheus Labs., Inc., 566 U.S. 66 (2012) and Alice Corp. Pty. Ltd. v. CLS Bank Int’l, 573 U.S. 208 (2014), have created judicial exceptions to patentability of diagnostic methods in the U.S. that are directed to laws of nature or natural phenomena. As such, we cannot guarantee that we will be able to obtain patents covering our diagnostic products, including our companion diagnostic products. These cases and others like them have created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways. In addition, the complexity and uncertainty of European patent laws have also increased in recent years. Any of the foregoing could have a material adverse effect on our owned and in-licensed patent portfolio and our ability to protect and enforce our intellectual property in the future.

Issued patents covering our therapeutic or diagnostic programs or other proprietary technologies we may develop could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad.

If we or one of our licensors initiated legal proceedings against a third party to enforce a patent covering our therapeutic or diagnostic programs or other proprietary technologies we may develop, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may raise claims challenging the validity or enforceability of a patent before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of or amendment to our patent rights in such a way that they no longer cover our therapeutic and diagnostic programs and other proprietary technologies we may develop. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we or our licensing partners and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our therapeutic and diagnostic programs and other proprietary technologies we may develop. Such a loss of patent protection would have a material adverse impact on our business, financial condition, results of operations and prospects.

Patent terms may be inadequate to protect our competitive position on products and product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional or international patent application filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent has expired, we may be vulnerable to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we do not obtain patent term extension for our product candidate, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any of our product candidates, one or more of our issued U.S. patents may be eligible for limited patent term extension under the

Drug Price Competition and Patent Term Restoration Action of 1984 (Hatch-Waxman Amendments). The Hatch-Waxman Amendments permit a patent extension term (PTE) of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. Similar patent term restoration provisions to compensate for commercialization delay caused by regulatory review are also available in certain foreign jurisdictions, such as in Europe under Supplemental Protection Certificate (SPC). However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations and prospects could be materially harmed.

We may be subject to claims challenging the inventorship of our owned or in-licensed patent rights and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patent rights, trade secrets, or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our therapeutic and diagnostic programs and other proprietary technologies we may develop. Litigation may be necessary to defend against these and other claims challenging inventorship or our patent rights, trade secrets or other intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our therapeutic and diagnostic programs and other proprietary technologies we may develop. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patent protection for our therapeutic and diagnostic programs and other proprietary technologies we may develop, we also rely on trade secrets and confidentiality agreements to protect our unpatented know-how, technology, and other proprietary information and to maintain our competitive position. With respect to Prometheus360 and our development programs, we consider trade secrets and know-how to be one of our important sources of intellectual property. Trade secrets and know-how can be difficult to protect. In particular, the trade secrets and know-how in connection with Prometheus360, development programs and other proprietary technology we may develop may over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology and the movement of personnel with scientific positions in academia and industry.

We seek to protect these trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed.

We may be subject to claims that third parties have an ownership interest in our trade secrets. For example, we may have disputes arise from conflicting obligations of our employees, consultants or others who are involved in developing our product candidate. Litigation may be necessary to defend against these and other claims challenging ownership of our trade secrets. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable trade secret rights, such as exclusive ownership of, or right to use, trade secrets that are important to our therapeutic and diagnostic programs and other proprietary technologies we may develop. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our products and product candidates.

We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending patent application in the United States and abroad that is relevant to or necessary for the commercialization of our current and future products and product candidates in any jurisdiction. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending patent application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products or product candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending patent application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, and our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to claims that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Some of our employees, consultants and advisors are currently or were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations and prospects.

Third-party claims of intellectual property infringement, misappropriation or other violations against us or our collaborators may prevent or delay the development and commercialization of our therapeutic and diagnostic programs and other proprietary technologies we may develop.

Our commercial success depends in part on our ability, and the ability of our collaborators, to avoid infringing, misappropriating and otherwise violating the patents and other intellectual property rights of third parties. There is a substantial amount of complex litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. As discussed above, recently, due to changes in U.S. law, new procedures including inter partes review and post-grant review have also been implemented. As stated above, these changes add uncertainty to the possibility of challenges to our patent rights in the future.

Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields in which we are commercializing or plan to commercialize our therapeutic and diagnostic programs and in which we are developing other proprietary technologies. As the biotechnology and pharmaceutical industries expand and more patents are issued, and as we gain greater visibility and market exposure as a public company, the risk that our therapeutic and diagnostic programs and commercializing activities may give rise to claims of infringement of the patent rights of others increases. We cannot assure you that our therapeutic and diagnostic programs and other proprietary technologies we may develop will not infringe existing or future patents owned by third parties. We may not be aware of patents that have already been issued and that a third party, including a competitor in the fields in which we are developing our therapeutic and diagnostic programs, might assert as infringed by us. It is also possible that patents owned by third parties of which we are aware, but which we do not believe we infringe or that we believe we have valid defenses to any claims of patent infringement, could be found to be infringed by us. It is not unusual that corresponding patents issued in different countries have different scopes of coverage, such that in one country a third-party patent does not pose a material risk, but in another country, the corresponding third-party patent may pose a material risk to our products or product candidates. As such, we monitor third-party patents in the relevant pharmaceutical markets. In addition, because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that we may infringe.

In the event that any third party claims that we infringe their patents or that we are otherwise employing their proprietary technology without authorization and initiates litigation against us, even if we believe such claims are without merit, a court of competent jurisdiction could hold that such patents are valid, enforceable and infringed by us. Defense of infringement claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and other employee resources from our business, and may impact our reputation. In the event of a successful claim of infringement against us, we may be enjoined from further developing or commercializing the infringing products or technologies. In addition, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties and/or redesign our infringing products or technologies, which may be impossible or require substantial time and monetary expenditure. Such licenses may not be available on commercially reasonable terms or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us might be nonexclusive, which could result in our competitors gaining access to the same intellectual property. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, we may be unable to commercialize the infringing products or technologies or such commercialization efforts may be significantly delayed, which could in turn significantly harm our business. In addition, we may in the future pursue patent challenges with respect to third-party patents, including as a defense against the foregoing infringement claims. The outcome of such challenges is unpredictable.

Even if resolved in our favor, the foregoing proceedings could be very expensive, particularly for a company of our size, and time-consuming. Such proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such proceedings adequately. Some of our competitors may be able to sustain the costs of litigation or administrative proceedings more effectively than we can because of greater financial resources. Such legal proceedings may also absorb significant time of our technical and management personnel and distract them from their normal responsibilities. Uncertainties resulting from such proceedings could impair our ability to compete in the marketplace. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.

We may become involved in lawsuits to protect or enforce our patent rights and other intellectual property rights, which could be expensive, time consuming and unsuccessful.

Third parties, such as a competitor, may infringe our patent rights. In an infringement proceeding, a court may decide that a patent owned by or licensed to us is invalid or unenforceable or may refuse to stop the other party from using the technology at issue on the grounds that the patent does not cover such technology. In addition, our patent rights may become involved in inventorship, priority or validity disputes. To counter or defend against such claims can be expensive and time consuming. An adverse result in any litigation proceeding could put our patent rights at risk of being invalidated, held unenforceable or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation and proceedings, there is a risk that some of our confidential information could be compromised by disclosure during such litigation and proceedings.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. During trademark registration proceedings, we may receive rejections of our applications by the USPTO or in other foreign jurisdictions. Although we are given an opportunity to respond to such rejections, we may be unable to overcome them. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, which may not survive such proceedings. Moreover, any name we have proposed to use with our product candidate in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA or an equivalent administrative body in a foreign jurisdiction objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark.

We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, domain name or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and prospects.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	others may be able to make products that are similar to our products and product candidates or utilize similar technology but that are not covered by the claims of the patents that we own or license;

•	we, or our licensing partners or collaborators, might not have been the first to make the inventions covered by our owned or licensed current or future patent applications;

•	we, or our licensing partners or collaborators, might not have been the first to file patent applications covering our or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing, misappropriating or otherwise violating our intellectual property rights;

•	it is possible that our owned or licensed current or future patent applications will not lead to issued patents;

•

any patent issuing from our owned or licensed current or future patent applications may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties, or may not provide us with any competitive advantages;

•

our competitors or other third parties might conduct research and development activities in countries where we do not have patent or other intellectual property rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	it is possible that there are prior public disclosures that could invalidate our or our licensors’ patents;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents or pending or future patent applications of others, if issued, may harm our business; and

•

we may choose not to file for patent protection in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent application covering such intellectual property.

Should any of the foregoing occur, it could adversely affect our business, financial condition, results of operations and prospects.

We depend on intellectual property licensed from third parties, and our licensors may not always act in our best interest. If we fail to comply with our obligations under our intellectual property licenses, if the licenses are terminated or if disputes regarding these licenses arise, we could lose significant rights that are important to our business.

We are dependent, in part, on patents, know-how and other intellectual property and proprietary technology licensed from others. We are a party to a number of license agreements under which we are granted rights to intellectual property that are important to our business and we may enter into additional license agreements in the future. For example, in September 2017, we entered into an exclusive license agreement with Cedars-Sinai that grants us an exclusive license from Cedars-Sinai under certain patent rights, information and materials related to novel therapeutic targets and diagnostic products for our therapeutic programs that are important to our business. This agreement and our other existing license agreements impose, and we expect that any future license agreements where we in-license intellectual property, will impose on us, various development, regulatory and/or commercial diligence obligations, payment of milestones and/or royalties and other obligations. If we fail to comply with our obligations under these agreements, or we are subject to bankruptcy-related proceedings, the licensor may have the right to terminate the license, in which event we would not be able to develop or market products covered by the license.

If we or our licensors fail to adequately protect our licensed intellectual property, our ability to commercialize product candidates could suffer. We do not have complete control over the maintenance, prosecution and litigation of our in-licensed patents, patent applications and other intellectual property and may have limited control over future intellectual property that may be in-licensed. For example, we cannot be certain that activities such as the maintenance and prosecution by our licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. It is possible that our licensors’ conduct of intellectual property enforcement or defense proceedings may be less vigorous than had we conducted them ourselves, or may not be conducted in accordance with our best interests.

In addition, the agreements under which we license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant patents, know-how and other intellectual property and proprietary technology, or increase what we believe to be our financial or other obligations under the relevant agreement. Disputes that may arise between us and our licensors regarding intellectual property subject to a license agreement could include disputes regarding:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which our technology and processes infringe, misappropriate or otherwise violate intellectual property of the licensor that is not subject to the license agreement;

•	our right to sublicense patent and other rights to third parties under collaborative development relationships;

•

our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our products and product candidates and what activities satisfy those diligence obligations;

•	our right to transfer or assign the license agreement; and

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected technology, products or product candidates. As a result, any termination of or disputes over our intellectual property license agreements could result in the loss of our ability to develop and commercialize Prometheus360, or our therapeutic and diagnostic products or product candidates, or we could lose other significant rights, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

For example, our agreements with certain of our third-party research partners provide that improvements developed in the course of our relationship may be owned solely by either us or our third-party research partner, or jointly between us and the third party. If we determine that rights to such improvements owned solely by a research partner or other third party with whom we collaborate are necessary to commercialize our product candidates or maintain our competitive advantage, we may need to obtain a license from such third party in order to use the improvements and continue developing, manufacturing or marketing our products or product candidates. We may not be able to obtain such a license on an exclusive basis, on commercially reasonable terms, or at all, which could prevent us from commercializing our products or product candidates or allow our competitors or others the chance to access technology that is important to our business. We also may need the cooperation of any co-owners of our intellectual property in order to prosecute, maintain, defend and enforce such intellectual property against third parties, and such cooperation may not be provided to us.

We may not be successful in obtaining or maintaining necessary rights to product components and processes for our development pipeline through acquisitions and in-licenses.

The growth of our business may depend in part on our ability to acquire, in-license or use third-party intellectual property and proprietary rights. Other pharmaceutical companies and academic institutions may own patents or may have filed, or be planning to file, patent applications potentially relevant to our business. In order to avoid infringing such patent rights, we may find it necessary or prudent to obtain licenses to such patent rights from such third-parties. For example, our product candidates may require specific formulations to work effectively and efficiently, we may develop product candidates containing our compounds and pre-existing pharmaceutical compounds, or we may be required by the FDA or comparable foreign regulatory authorities to provide a companion diagnostic test or tests with our product candidates, any of which could require us to obtain rights to use intellectual property held by third parties. In addition, with respect to any patent or other intellectual property rights we may co-own with third parties, we may require licenses to such co-owners’ interest to such patent or other intellectual property rights. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary or important to our business operations. In addition, we may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. Were that to happen, we may need to cease use of the compositions or methods covered by those third-party intellectual property rights, and may need to seek to develop alternative approaches that do not infringe, misappropriate or otherwise violate those intellectual property rights, which may entail additional costs and development delays, even if we were able to develop such alternatives, which may not be feasible. Even if we are able to obtain a license, it may be non-exclusive, which means that our competitors may also receive access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology.

Additionally, we sometimes collaborate with academic institutions to accelerate our preclinical research or development under written agreements with these institutions. In certain cases, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration.

Even if we hold such an option, we may be unable to negotiate a license from the institution within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to others, potentially blocking our ability to pursue our program.

The licensing and acquisition of third-party intellectual property rights is a competitive area, and companies that may be more established or have greater resources than we do may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their size, resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. There can be no assurance that we will be able to successfully complete these types of negotiations and ultimately acquire the rights to the intellectual property related to the products or product candidates that we may seek to develop or market. If we are unable to successfully obtain rights to required third-party intellectual property or to maintain the existing intellectual property rights we have, we may have to abandon development of certain programs and our business, financial condition, results of operations and prospects could suffer.

We, our collaborators and our service providers may be subject to a variety of data privacy and security laws, regulations, contractual obligations and industry standards, which could increase compliance costs and our failure to comply with them could subject us to potentially significant liability, fines or penalties and otherwise harm our business.

We maintain a large quantity of sensitive information, including confidential business information, protected health information and other personal information, and are subject to laws and regulations governing the privacy and security of such information. The global data protection landscape is rapidly evolving, and we and our collaborators and service providers may be affected by or subject to new, amended or existing laws and regulations in the future, including as our operations continue to expand or if we operate in foreign jurisdictions. These laws and regulations may be subject to differing interpretations, which adds to the complexity of processing personal data. Guidance on implementation and compliance practices are often updated or otherwise revised.

In the United States, there are numerous federal and state data privacy and security laws and regulations governing the collection, use, disclosure and protection of personal information, including federal and state health information privacy laws, federal and state security breach notification laws and federal and state consumer protection laws. Each of these laws is subject to varying interpretations and constantly evolving. By way of example, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and the regulations promulgated thereunder, imposes privacy and security requirements and breach reporting obligations with respect to individually identifiable health information upon “covered entities” (health plans, health care clearinghouses and certain health care providers), and their respective business associates, individuals or entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HIPAA mandates the reporting of certain breaches of health information to the HHS, affected individuals and if the breach is large enough, the media. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information, a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. Even when HIPAA does not apply, according to the Federal Trade Commission (FTC), violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards.

In addition, certain state laws govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. By way of example, the California Consumer Privacy Act (CCPA), which went into effect on January 1, 2020, gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability. Although there are limited exemptions for certain health-related information, including certain clinical trial data, the precise application and scope of these exemptions as well as how they would apply to our business is not yet clear. As currently written, the CCPA may impact our business activities and exemplifies the vulnerability of our business to the evolving regulatory environment related to personal data and protected health information. Accordingly, based on the applicability of the CCA to our business, we may need to update our data privacy and security policies and procedures to comply with the CCPA. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business.

In Europe, the GDPR went into effect in May 2018. The GDPR governs the collection, use, disclosure, transfer or other processing of personal data of individuals within the European Economic Area (EEA). Among other things, the GDPR requires the establishment of a lawful basis for the processing of data, imposes requirements relating to the consent of the individuals to whom the personal data relates, including detailed notices for clinical trial subjects and investigators, as well as requirements regarding the security of personal data and notification of data processing obligations to the competent national data processing authorities. In addition, the GDPR increases the scrutiny of transfers of personal data from clinical trial sites located in the EEA to the United States and other jurisdictions that the European Commission does not recognize as having “adequate” data protection laws. Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States. For example, on July 16, 2020, the Court of Justice of the European Union (CJEU) invalidated the EU-US Privacy Shield Framework (Privacy Shield) under which personal data could be transferred from the EEA to United States entities that had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. The GDPR imposes substantial fines for breaches and violations (up to the greater of €20 million or 4% of consolidated annual worldwide gross revenue). The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR. Further, following the withdrawal of the United Kingdom from the EU and the EEA on January 31, 2020 and the end of the transition period, we will have to comply with the GDPR and separately the GDPR as implemented in the United Kingdom, each regime having the ability to fine up to the greater of €20 million/£17 million or 4% of global turnover. The relationship between the United Kingdom and the EU and the EEA in relation to certain aspects of data protection law remains unclear, including how data transfers between EU and EEA member states and the United Kingdom will be treated.

In many jurisdictions, enforcement actions and consequences for noncompliance are rising. In the United States, these include enforcement actions in response to rules and regulations promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies. In addition, privacy advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards that may legally or contractually apply to us. If we fail to follow these security standards, even if no personal information is compromised, we may incur significant fines or experience a significant increase in costs.

Many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security and data breaches. Laws in all U.S. states require businesses to provide notice to customers whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly.

Compliance with U.S. and international data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, update our data privacy and security policies and procedures, or in some cases, impact our ability to operate in certain jurisdictions. Failure by us or our collaborators and service providers to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include civil or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects about whom we or our potential collaborators obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend, could result in adverse publicity and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Our Common Stock and This Offering

There has been no public market for our common stock and an active, liquid and orderly market for our common stock may not develop, and you may not be able to resell your common stock at or above the public offering price.

Prior to this offering, there has been no public market for our common stock. Although our common stock has been approved for listing on the Nasdaq Global Market (Nasdaq), an active trading market for our common stock may never develop or be sustained following this offering. We and the representatives of the underwriters will determine the initial public offering price of our common stock through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, an active trading market may not develop following the consummation of this offering or, if it is developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other businesses or technologies using our shares as consideration, which, in turn, could materially adversely affect our business.

The trading price of the shares of our common stock could be highly volatile, and purchasers of our common stock could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general and the market for stock of biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by those factors discussed in this “Risk Factors” section and many others, including:

•	results of our preclinical studies and clinical trials, and the results of trials of our competitors or those of other companies in our market sector;

•	our ability to enroll subjects in our future clinical trials;

•	regulatory approval of our product candidates, or limitations to specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

•	regulatory developments in the United States and foreign countries;

•	changes in the structure of healthcare payment systems;

•	the success or failure of our efforts to develop, acquire or license additional product candidates;

•	innovations, clinical trial results, product approvals and other developments regarding our competitors;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	manufacturing, supply or distribution delays or shortages;

•	any changes to our relationship with any manufacturers, suppliers, collaborators or other strategic partners;

•	achievement of expected product sales and profitability;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	market conditions in the biopharmaceutical sector and issuance of securities analysts’ reports or recommendations;

•	trading volume of our common stock;

•	an inability to obtain additional funding;

•	sales of our stock by insiders and stockholders;

•	general economic, industry and market conditions other events or factors, many of which are beyond our control;

•	additions or departures of key personnel; and

•	intellectual property, product liability or other litigation against us.

In addition, in the past, stockholders have initiated class action lawsuits against biopharmaceutical companies following periods of volatility in the market prices of these companies’ stock. Such litigation, if instituted against us, could cause us to incur substantial costs and divert our management’s attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

We may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment, and the failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected results, which could cause our stock price to decline.

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase.

The initial public offering price of our common stock is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock immediately after the completion of this offering. Purchasers of common stock in this offering will experience immediate dilution of approximately $        per share, assuming an initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover of this prospectus. In the past, we issued options to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding options are ultimately exercised, investors purchasing common stock in this offering will sustain further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

After this offering, our executive officers, directors and principal stockholders, if they choose to act together, will continue to have the ability to significantly influence all matters submitted to stockholders for approval.

Following the completion of this offering, our executive officers, directors and greater than 5% stockholders, in the aggregate, will own approximately 34.0% of our outstanding common stock (assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants). As a result, such persons, acting together, will have the ability to significantly influence all matters submitted to our board of directors or stockholders for approval, including the appointment of our management, the election and removal of directors and approval of any significant transaction, as well as our management and business affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other stockholders.

We do not currently intend to pay dividends on our common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation, if any, in the price of our common stock.

We have never declared or paid any cash dividend on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, under the terms of our Loan Agreement, we are prohibited from paying any cash dividends without the consent of the lenders and any future debt agreements may preclude us from paying dividends. Any return to stockholders will therefore be limited to the appreciation of their stock. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur could significantly reduce the market price of our common stock and impair our ability to raise adequate capital through the sale of additional equity securities.

Based on shares of common stock outstanding as of December 31, 2020, upon the closing of this offering, we will have outstanding a total of                shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants. Of these shares, only the                shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable, without restriction, in the public market immediately following this offering, unless they are purchased by one of our affiliates.

Our directors and executive officers and holders of substantially all of our outstanding securities have entered into lock-up agreements with the underwriters pursuant to which they may not, with limited exceptions, for a period of 180 days from the date of this prospectus, offer, sell or otherwise transfer or dispose of any of our securities, without the prior written consent of SVB Leerink LLC and Credit Suisse Securities (USA) LLC. The underwriters may permit our officers, directors and other securityholders who are subject to the lock-up agreements to sell shares prior to the expiration of the lock-up agreements at any time in their sole discretion. See “Underwriting.” Sales of these shares, or perceptions that they will be sold, could cause the trading price of our common stock to decline. After the lock-up agreements expire, up to an additional                  shares of common stock will be eligible for sale in the public market, of which shares are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act.

In addition, as of December 31, 2020,                  shares of common stock that are subject to outstanding options under our employee benefit plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

After this offering, the holders of                shares of our outstanding common stock, or approximately     % of our total outstanding common stock based on shares outstanding as of December 31, 2020, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to vesting and the 180-day lock-up agreements described above. See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

We are an emerging growth company and a smaller reporting company, and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

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being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting pursuant to Sarbanes-Oxley;

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, unless the SEC determines the new rules are necessary for protecting the public;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be reduced or more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, we will not be subject to the same timing of adoption of new or revised accounting standards as other public companies that are not emerging growth companies.

We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year.

We have identified a material weakness in our internal control over financial reporting. If we fail to remediate one or more of our material weaknesses, our ability to accurately and timely report our financial results could be adversely affected.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles (GAAP). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis.

Prior to the completion of this offering, we have been a private company with limited accounting personnel and other resources to address our internal control over financial reporting. In connection with the audit of our 2019 annual consolidated financial statements, we and our independent registered public accounting firm identified a material weakness in our internal controls due to a lack of controls in the financial closing and reporting process, including a lack of segregation of duties and the documentation and design of formalized processes and procedures in the revenue cycle. Beginning in the third quarter of 2020, we began to take steps to address the material weakness through our remediation plan, which included the hiring of a Chief Financial Officer and the engagement of external advisors to provide financial accounting assistance in the short term. We have plans to hire additional personnel to improve the segregation of duties in our financial closing and reporting process. In addition, we plan to engage external advisors to evaluate and document the design and operating effectiveness of our internal controls and assist with the remediation and implementation of our internal controls as required. For a discussion of our remediation plan, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” The actions we have taken are subject to continued review, supported by confirmation and testing by management as well as audit committee oversight. While we have implemented a plan to remediate this weakness we cannot assure you that we will be able to remediate this weakness, which could impair our ability to accurately and timely report our financial position, results of operations or cash flows. Moreover, our failure to remediate the material weakness identified above or the identification of additional material weaknesses, could adversely affect our stock price and we may be unable to maintain compliance with exchange listing requirements.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect immediately prior to the consummation of this offering will contain provisions that could significantly reduce the value of our shares to a potential acquiror or delay or prevent changes in control or changes in our management without the consent of our board of directors. The provisions in our charter documents will include the following:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

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the exclusive right of our board of directors, unless the board of directors grants such right to the stockholders, to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	the required approval of at least 66-2/3% of the shares entitled to vote to remove a director for cause, and the prohibition on removal of directors without cause;

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the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•	the ability of our board of directors to alter our amended and restated bylaws without obtaining stockholder approval;

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the required approval of at least 66-2/3% of the shares entitled to vote to adopt, amend or repeal our amended and restated bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•	an exclusive forum provision providing that the Court of Chancery of the State of Delaware will be the exclusive forum for certain actions and proceedings;

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the requirement that a special meeting of stockholders may be called only by the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

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advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

We are also subject to the anti-takeover provisions contained in Section 203 of the Delaware General Corporation Law. Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the board of directors has approved the transaction.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine; provided, that, this provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, our amended and restated certificate of incorporation will also provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the choice of forum provisions in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

General Risk Factors

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, Sarbanes-Oxley, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of Sarbanes-Oxley, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted additional rules and regulations in these areas, such as mandatory “say on pay” voting requirements that will apply to us when we cease to be an emerging growth company. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We could face criminal liability and other serious consequences for violations, which could harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls and anti-corruption and anti-money laundering laws and regulations, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, CROs, contractors and other collaborators and partners from authorizing, promising, offering, providing, soliciting or receiving, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We may engage third parties for clinical trials outside of the United States, to sell our products abroad once we enter a commercialization phase, and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, CROs, contractors and other collaborators and partners, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

We and any of our third-party manufacturers or suppliers may use potent chemical agents and hazardous materials, and any claims relating to improper handling, storage or disposal of these materials could be time consuming or costly.

We and any of our third-party manufacturers or suppliers and current or potential future collaborators will use biological materials, potent chemical agents and may use hazardous materials, including chemicals and biological agents and compounds that could be dangerous to human health and safety of the environment. Our operations and the operations of our third-party manufacturers and suppliers also produce hazardous waste products. Federal, state and local laws and regulations govern the use, generation, manufacture, storage, handling and disposal of these materials and wastes. Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our product development efforts. In addition, we cannot eliminate the risk of accidental injury or contamination from these materials or wastes. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. In the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended. Although we maintain workers’ compensation insurance for certain costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for toxic tort claims that may be asserted against us in connection with our storage or disposal of biologic, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations, which have tended to become more stringent over time. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions or liabilities, which could materially adversely affect our business, financial condition, results of operations and prospects.

Our internal computer systems, or those of any of our CROs, manufacturers, other contractors or consultants or current or potential future collaborators, may fail or experience security breaches or other unauthorized or improper access, which could result in a material disruption of our product development programs.

In the ordinary course of business, we collect, store, transmit and otherwise process large amounts of data including, without limitation, proprietary business information and personal information. Despite the implementation of security measures, our internal technology systems (including infrastructure) and those of our current and any future CROs and other contractors, consultants and collaborators are vulnerable to privacy and information security incidents, such as data breaches, damage from computer viruses, cybersecurity threats (such as denial-of-service attacks, cyber-attacks or cyber-intrusions over the Internet, hacking, phishing and other social engineering attacks), unauthorized access or use, natural disasters, terrorism, war and telecommunication and electrical failures. As we become more dependent on information technologies to conduct our operations, such incidents, including deliberate attacks and attempts to gain unauthorized access to computer systems and networks, may increase in frequency and sophistication. If such an event were to occur and cause interruptions in our operations or result in the unauthorized disclosure of or access to personally identifiable information or protected health information (violating certain privacy laws such as HIPAA or the European General Data Protection Regulation (the GDPR)), it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other similar disruptions. Some of the federal, state and foreign government requirements include obligations of companies to notify individuals of security breaches involving particular personally identifiable information, which could result from breaches experienced by us or by our vendors, contractors, or organizations with which we have formed strategic relationships.

Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we and our partners may be unable to anticipate these techniques or to implement adequate preventative measures. Further, we do not have any control over the operations of the facilities or technology of our cloud and service providers, including any third-party vendors that collect, process and store personal information on our behalf. Our systems, servers and platforms and those of our service providers may be vulnerable to computer viruses or physical or electronic break-ins that our or their security measures may not detect. Individuals able to circumvent such security measures may misappropriate our confidential or proprietary information, disrupt our operations, damage our computers or otherwise impair our reputation and business. We may need to expend significant resources and make significant capital investment to protect against security breaches or to mitigate the impact of any such breaches. There can be no assurance that we or our third-party providers will be successful in preventing security breaches or successfully mitigating their effects.

Any security breach or other incident, whether real or perceived, that results in a loss of or accidental, unlawful or unauthorized access to, use of, release of, or other processing of personal, proprietary or other sensitive information could impact our reputation, cause us to incur significant liability and costs, including legal expenses, fines and penalties for any noncompliance with any privacy and security laws, harm customer confidence, hurt our expansion into new markets, cause us to incur remediation costs, or cause us to lose existing customers. For example, the loss of clinical trial data from clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. We also rely on third parties to manufacture our product candidates, and similar events relating to their computer systems could also have a material adverse effect on our business. Any insurance we maintain against the risk of this type of loss may not be sufficient to cover actual losses, or may not apply to the circumstances relating to any particular loss. For further discussion on the potential liability related to the violation of these laws, see “Risk Factors—We, our collaborators and our service providers may be subject to a variety of privacy and data security laws and contractual obligations, which could increase compliance costs and our failure to comply with them could subject us to potentially significant fines or penalties and otherwise harm our business.”

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or manmade disasters or business interruptions, for which we are predominantly self-insured. We rely on third-party manufacturers to produce our product candidates. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers were affected by a man-made or natural disaster or other business interruption. In addition, our corporate headquarters is located in San Diego, California near major earthquake faults and fire zones, and the ultimate impact on us of being located near major earthquake faults and fire zones and being consolidated in a certain geographical area is unknown. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

The global credit and financial markets have recently experienced extreme volatility and disruptions (including as a result of the ongoing COVID-19 pandemic), which has included severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive an economic downturn, which could directly affect our ability to attain our operating goals on schedule and on budget.

Changes in U.S. tax law may materially adversely affect our financial condition, results of operations and cash flows.

Changes in laws and policy relating to taxes may have an adverse effect on our financial condition, results of operations and cash flows. For example, the Tax Act significantly changed the U.S. federal income taxation of U.S. corporations. The Tax Act remains unclear in various respects and has been, and may continue to be, the subject of amendments and technical corrections, as well as interpretations and implementing regulations by the Treasury and Internal Revenue Service (IRS), which have lessened or increased certain adverse impacts of the Tax Act and may continue to do so in the future. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable income as a starting point for computing state and local tax liabilities. On March 27, 2020, the CARES Act was signed into law to address the COVID-19 crisis. The CARES Act is an approximately $2 trillion emergency economic stimulus package that includes numerous U.S. federal income tax provisions, including the modification of: (i) NOL rules (as discussed above), (ii) the alternative minimum tax refund and (iii) business interest deduction limitations under Section 163(j) of the Code). We continue to work with our tax advisors and auditors to determine the full impact the Tax Act and the CARES Act will have on us. We urge our investors to consult with their legal and tax advisors with respect to any changes in tax law and the potential tax consequences of investing in our common stock.

If securities or industry analysts do not publish research or reports or publish unfavorable research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock, our stock price would likely decline. If one or more of these analysts ceases to cover us or fails to regularly publish reports on us, interest in our stock could decrease, which could cause our stock price or trading volume to decline.

If we fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of our common stock may decline.

Pursuant to Section 404 of Sarbanes-Oxley, our management will be required to report upon the effectiveness of our internal control over financial reporting beginning with the annual report for our fiscal year ending December 31, 2021. When we lose our status as an “emerging growth company” and reach an accelerated filer threshold, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we will need to upgrade our information technology systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. If we or, if required, our auditors are unable to conclude that our internal control over financial reporting is effective, investors may lose confidence in our financial reporting and the trading price of our common stock may decline.

We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting once that firm begin its Section 404 reviews, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us, because biotechnology and biopharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of our management’s attention and resources, which could harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, research and development plans, the anticipated timing, costs, design and conduct of our ongoing and planned preclinical studies and clinical trials for our product candidates, our plans to use our Prometheus360 product platform to expand our pipeline of product candidates and develop marketable products, the anticipated timing and costs of our development of companion diagnostics, the potential benefits from our collaboration arrangements with third parties and our plans to enter into additional arrangements, the timing and likelihood of regulatory filings and approvals for our product candidates and companion diagnostics, our ability to commercialize our product candidates, if approved, the impact of COVID-19 on our business, the pricing and reimbursement of our product candidates, if approved, and testing products, the potential to develop future product candidates, the timing and likelihood of success, plans and objectives of management for future operations, and future results of anticipated product development efforts, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See the section titled “Where You Can Find More Information.”

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to rely unduly upon them.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data used throughout this prospectus from our own internal estimates and research, as well as from independent market research, industry and general publications and surveys, governmental agencies and publicly available information in addition to research, surveys and studies conducted by third parties. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of our industry and market, which we believe to be reasonable. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. In addition, while we believe the industry, market and competitive position data included in this prospectus is reliable and based on reasonable assumptions, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties or by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the common stock that we are offering will be approximately $          million (or $        million if the underwriters exercise their option to purchase additional shares in full), assuming an initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $          per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $          million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $        million, assuming the assumed initial public offering price stays the same.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We intend to use net proceeds from this offering as follows, together with our existing cash and cash equivalents:

•	approximately $ to fund the clinical development of PRA023 in UC and CD;

•	approximately $ to fund the research and development of our PR600 program; and

•	the remainder for working capital and general corporate purposes.

We may also use a portion of the net proceeds to in-license, acquire, or invest in complementary businesses, technologies, products or assets. However, we have no current commitments or obligations to do so.

We believe, based on our current operating plan, that the net proceeds from this offering together with our existing cash and cash equivalents, will be sufficient to fund our operations for at least the next        months from the date of this prospectus. In particular, we expect that the net proceeds from this offering, together with our existing cash and cash equivalents, will allow us to                 . We have based these estimates on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. However, our expected use of proceeds from this offering described above represents our current intentions based on our present plans and business condition. We cannot predict with certainty all of the particular uses of the net proceeds from this offering or the actual amounts that we will spend on the uses set forth above. The net proceeds from this offering, together with our cash and cash equivalents, will not be sufficient for us to fund all of our product candidates through regulatory approval, and we will need to raise additional capital to complete the development and commercialization of each of our product candidates.

The amounts and timing of our actual expenditures will depend on numerous factors, including the time and cost necessary to conduct our ongoing and planned preclinical studies and clinical trials, the results of such studies and trials, and other factors described in “Risk Factors,” as well as the amount of cash used in our operations and any unforeseen cash needs. Therefore, our actual expenditures may differ materially from the estimates described above. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds.

Pending the uses described above, we plan to invest the net proceeds from this offering in short- and intermediate-term, investment grade interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We intend to retain future earnings, if any, to finance the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. In addition, under the terms of our loan and security agreement, we are prohibited from paying any cash dividends without the consent of Oxford Finance LLC.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2020:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the automatic conversion of all outstanding shares of our convertible preferred stock into 160,864,434 shares of our common stock and the related reclassification of the carrying value of the convertible preferred stock and preferred stock warrant liabilities to permanent equity immediately prior to the closing of this offering, and (ii) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the closing of this offering; and

•

on a pro forma as adjusted basis to give further effect to our issuance and sale of                 shares of our common stock in this offering at an assumed initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our cash and cash equivalents and capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our consolidated financial statements and related notes included in this prospectus and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in this prospectus.

As of December 31, 2020
(in thousands, except share and par value data)	Actual	Pro Forma	Pro Forma As Adjusted(1)
		(unaudited)	(unaudited)
Cash and cash equivalents	$	$	$

Capitalization:
Amounts due to Nestlé – related party, including current portion Bank borrowings, including current portion	$	$	$

Convertible preferred stock, $0.0001 par value; 254,983,985 shares authorized, 160,864,434 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted

Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and no shares outstanding, pro forma and pro forma as adjusted

Common stock, $0.0001 par value; 325,000,000 shares authorized, 17,683,268 shares issued and 17,136,290 outstanding, excluding 546,978 shares subject to forfeiture or a right of repurchase, actual;                 shares authorized,                 shares issued and                 shares outstanding, excluding 546,978 shares subject to forfeiture or a right of repurchase, pro forma;                 shares authorized,                 shares issued and                 shares outstanding, excluding 546,978 shares subject to forfeiture or a right of repurchase, pro forma as adjusted

Additional paid-in capital
Accumulated deficit

Total stockholders’ equity (deficit)

Total capitalization	$	$	$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of our cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $         , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price of $        per share would increase (decrease) the pro forma as adjusted amount of each of our cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $        , after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock to be outstanding after this offering set forth above is based on 178,547,702 shares of our common stock outstanding as of December 31, 2020, including 546,978 shares subject to forfeiture or our right of repurchase, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 160,864,434 shares of our common stock immediately prior to the closing of this offering, and excludes:

•	29,302,518 shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2020, at a weighted-average exercise price of $0.29 per share;

•	112,500 shares of common stock issuable upon the exercise of outstanding warrants as of December 31, 2020 at a weighted-average exercise price of $1.00 per share;

•

                shares of common stock reserved for future issuance under our 2021 Plan, which will become effective in connection with this offering (which number does not include any potential evergreen increases pursuant to the terms of the 2021 Plan); and

•

                shares of common stock reserved for future issuance under our 2021 ESPP, which will become effective in connection with this offering (which number does not include any potential evergreen increases pursuant to the terms of the 2021 ESPP).

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of December 31, 2020, our historical net tangible book value (deficit) was $        million, or $        per share of our common stock, based on                shares of common stock issued and outstanding as of such date, including                shares subject to forfeiture or our right of repurchase as of such date. Our historical net tangible book value per share represents total tangible assets less total liabilities and convertible preferred stock, divided by the number of shares of common stock outstanding at December 31, 2020.

On a pro forma basis, after giving effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into 160,864,434 shares of our common stock and (ii) the related reclassification of the carrying value of the convertible preferred stock and preferred stock warrant liabilities to permanent equity immediately prior to the closing of this offering, our pro forma net tangible book value as of December 31, 2020 would have been approximately $        million, or approximately $        per share of our common stock.

After giving further effect to the sale of              shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2020 would have been approximately $        million, or approximately $         per share. This amount represents an immediate increase in pro forma net tangible book value of approximately $         per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $         per share to new investors purchasing shares of common stock in this offering.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their option to purchase additional shares):

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of December 31, 2020	$
Pro forma increase in historical net tangible book value per share as of December 31, 2020 attributable to the pro forma adjustments described above

Pro forma net tangible book value per share as of December 31, 2020	$
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors participating in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $        , and dilution in pro forma as adjusted net tangible book value per share to new investors by approximately $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $        per share and decrease (increase) the dilution to investors participating in this offering by approximately $        per share,

assuming that the assumed initial public offering price of $        per share remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book value after the offering would be approximately $         per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be approximately $         per share and the dilution per share to new investors would be $         per share, in each case assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes on the pro forma as adjusted basis described above, as of December 31, 2020, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share paid by existing stockholders for shares issued prior to this offering and the price to be paid by new investors in this offering. The calculations below are based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of the prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Weighted- Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders before this offering			%	$		%	$
New investors participating in this offering							$

Total		100%			100%

If the underwriters exercise their option to purchase additional shares of our common stock in full:

•

the percentage of shares of common stock held by existing stockholders before this offering will decrease to approximately      % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors participating in this offering will increase to , or approximately % of the total number of shares of our common stock outstanding after this offering.

The foregoing tables and calculations on a pro forma and pro forma as adjusted basis are based on 178,547,702 shares of our common stock outstanding as of December 31, 2020, including 546,978 shares subject to forfeiture or our right of repurchase, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into 160,864,434 shares of our common stock immediately prior to the closing of this offering, and exclude:

•	29,302,518 shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2020, at a weighted-average exercise price of $0.29 per share;

•	112,500 shares of common stock issuable upon the exercise of outstanding warrants as of December 31, 2020, at a weighted-average exercise price of $1.00 per share;

•

                shares of common stock reserved for future issuance under our 2021 Plan, which will become effective in connection with this offering (which number does not include any potential evergreen increases pursuant to the terms of the 2021 Plan); and

•

                shares of common stock reserved for future issuance under our 2021 ESPP, which will become effective in connection with this offering (which number does not include any potential evergreen increases pursuant to the terms of the 2021 ESPP).

To the extent any outstanding options, warrants or other rights are exercised, or we issue additional equity or convertible securities in the future, there will be further dilution to new investors.

SELECTED FINANCIAL DATA

The following tables set forth our selected historical financial data as of, and for the periods ended on, the dates indicated. We have derived the selected statements of operations data for the years ended December 31, 2019 and 2020 and the selected balance sheet data as of December 31, 2019 and 2020 from our audited consolidated financial statements included elsewhere in this prospectus. You should read these data together with our audited consolidated financial statements and related notes included elsewhere in this prospectus and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results for any prior period are not necessarily indicative of our future results.

	Years Ended December 31,
(in thousands, except share and per share data)	2019	2020
Statements of Operations Data:
Revenue:
Diagnostic services revenue	$22,674	$
Collaboration revenue	1,118

Total revenue	23,792

Operating expenses:
Cost of diagnostic services revenue	8,864
Research and development	14,436
Sales and marketing	10,036
General and administrative	13,976
Amortization of intangibles	488
Restructuring	5,484

Total operating expenses	53,284

Loss from operations	(29,492)

Other income (expense):
Interest income	38
Interest expense	(770)

Total other income (expense)	(732)

Loss before income taxes	(30,224)
Income tax expense (benefit)	(501)

Net loss	$(29,723)	$

Net loss per share, basic and diluted(1)	$(2.65)	$

Weighted-average shares of common stock outstanding, basic and diluted(1)	11,227,009

Pro forma net loss per share, basic and diluted (unaudited)(1)

Pro forma weighted-average shares of common stock outstanding, basic and diluted (unaudited)(1)

(1)

Unaudited basic and diluted pro forma net loss per share were computed using the weighted-average number of common shares outstanding after giving effect to the conversion of our convertible preferred stock using the as-if converted method into common shares as though the conversion had occurred as of the beginning of the period presented, or the date of issuance, if later. The following table summarizes our unaudited pro forma net loss per share for the year ended December 31, 2020 (in thousands, except share and per share data):

Numerator
Net loss attributable to common stockholders	$(	)

Denominator
Weighted-average common shares outstanding, basic and diluted
Pro forma adjustments to reflect assumed conversion of convertible preferred stock

Weighted-average shares used to compute pro forma net loss per share, basic and diluted

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(	)

	Years Ended December 31,
(in thousands)	2019	2020
Balance Sheet Data:
Cash and cash equivalents	$8,371	$
Working capital(1)	5,658
Total assets	50,483
Amounts due to Nestlé – related party, non-current	8,335
Acquisition-related consideration held in escrow	3,500
Convertible preferred stock	43,740
Accumulated deficit	(37,451)
Total stockholders’ (deficit) equity	(36,968)

(1)

We define working capital as total current assets less total current liabilities. See our consolidated financial statements included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis are set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, and includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in “Risk Factors,” our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

On December 31, 2020, we made an in-kind tax-free distribution of 100% of our interest in our wholly-owned subsidiary, Prometheus Laboratories, Inc. (PLI), by means of a pro rata distribution of that stock to our stockholders of record on December 30, 2020. The consolidated financial statements as of and for the year ended December 31, 2019 included elsewhere in this prospectus do not yet reflect this distribution and the accounts and results of PLI are included in the consolidated financial statements. In addition, the amounts and analysis in the following discussion of our financial condition and results of operations reflect those amounts included in the consolidated financial statements as of and for the year ended December 31, 2019.

Overview

We are a biotechnology company pioneering a precision medicine approach to the discovery, development, and commercialization of novel therapeutic and companion diagnostic products for the treatment and diagnosis of IBD. We leverage our proprietary precision medicine platform, Prometheus360™, which includes one of the world’s largest GI bioinformatics databases, to identify novel therapeutic targets and develop therapeutic candidates to engage those targets. In parallel, we are developing companion diagnostic tests designed to identify patients more likely to respond to our therapeutic candidates.

Our lead product candidate, PRA023, is an IgG1 humanized mAb that has been shown to block TL1A, a target associated with both intestinal inflammation and fibrosis that was clinically validated in a third-party Phase 2a clinical trial in UC. PRA023 has the potential to substantially improve outcomes for moderate-to-severe IBD patients predisposed to increased TL1A expression. We are developing PRA023 for the treatment of UC and CD, and initiated a Phase 1a clinical trial in normal healthy volunteers in December 2020. Our goal is to revolutionize the treatment of IBD with a precision medicine approach for patients with significant unmet medical needs We have generated a robust initial pipeline of therapeutic development programs for the treatment of IBD, and plan to develop a companion diagnostic for each program. The research and development of therapeutic product candidates and companion diagnostics comprises our therapeutics business segment. The following table summarizes our key current internal and partnered programs.

(1)	We retain all commercialization rights to PR600 outside of Europe, Australia and New Zealand.
(2)	We are collaborating with Takeda to develop a therapeutic product candidate and a related companion diagnostic.

In addition, we have several other programs with different mechanisms of action targeting UC and/or CD that are in the discovery stage of development. We also continue to evaluate numerous other drug targets identified through Prometheus360 for therapeutic utility for potential drug discovery development.

On June 30, 2019, we acquired PLI from Nestlé. As a result of this acquisition, we have a commercial stage diagnostic franchise that operates out of a 36,000 square foot CLIA and College of American Pathologists (CAP) certified clinical laboratory in San Diego, California. Through this business, we market and conduct several LDTs that are used by gastroenterologists in monitoring their IBD patients’ disease state and informing their therapeutic decisions. The marketing and conduct of the LDTs comprise our diagnostic services business.

Prior to our acquisition of PLI in June 2019, we had devoted substantially all of our resources to organizing and staffing our company, business planning, raising capital, developing our Prometheus360 platform, discovering and identifying potential product candidates, establishing our intellectual property portfolio and conducting research and preclinical studies, and providing other general and administrative support for these operations. Following the PLI acquisition, we conducted 79,915 diagnostic tests and generated revenue of $22.7 million for the year ended December 31, 2019. Additionally, during the year ended December 31, 2019, we generated $1.1 million in revenue from our collaboration with Takeda as described below.

We do not expect to generate any revenue from therapeutic product sales until we successfully complete development and obtain regulatory approval for one or more of our therapeutic product candidates and companion diagnostics, which we expect will take a number of years and may never occur.

We have incurred operating losses in each year since inception. Our net losses were $29.7 million and $         million for the years ended December 31, 2019 and 2020, respectively. As of December 31, 2020, we had an accumulated deficit of $         million. We expect our expenses and operating losses will increase substantially as we conduct our ongoing and planned preclinical studies and clinical trials, continue our research and development activities, develop and validate companion diagnostics, utilize third parties to manufacture our product candidates and related raw materials, hire additional personnel, protect our intellectual property and incur additional costs associated with being a public company, including audit, legal, regulatory, and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums, and investor relations costs. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our preclinical studies and clinical trials and our expenditures on other research and development activities, as well as the generation of any services and collaboration revenue.

As of December 31, 2020, we had raised a total of $         million to fund our operations from gross proceeds from the sale and issuance of convertible preferred stock. As of December 31, 2020, we had cash and cash equivalents of $         million.

If we obtain regulatory approval for any of our therapeutic product candidates and companion diagnostics, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. As we continue to advance our pipeline of diagnostic products, we expect to incur additional costs associated with conducting clinical studies to demonstrate the utility of our products and support reimbursement efforts. Accordingly, until such time as we can generate significant revenue from sales of our therapeutic product candidates and expanded diagnostic portfolio, if ever, we expect to finance our cash needs through equity offerings, debt financings or other capital sources, including potential additional collaborations, licenses and other similar arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements when needed would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates or testing products that we would otherwise prefer to develop and market ourselves.

Our history of recurring losses and anticipated expenditures raise substantial doubt about our ability to continue as a going concern. See Note 1 to our consolidated financial statements included elsewhere in this prospectus for additional information on our assessment. Similarly, the report of our independent registered public accounting firm on our consolidated financial statements as of and for the year ended December 31, 2019 includes an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern. The accompanying consolidated financial statements have been prepared assuming we will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, and does not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to our ability to continue as a going concern.

COVID-19

The current COVID-19 worldwide pandemic has presented substantial public health and economic challenges and is affecting our employees, patients, physicians and other healthcare providers, communities and business operations, as well as the U.S. and global economies and financial markets. International and U.S. governmental authorities in impacted regions are taking actions in an effort to slow the spread of COVID-19, including issuing varying forms of “stay-at-home” orders, and restricting business functions outside of one’s home. In response, we have implemented a work-from-home policy for certain of our employees. To date, we have not experienced material disruptions in our business operations. However, while it is not possible at this time to estimate the impact that COVID-19 could have on our business in the future, particularly as we advance our product candidates to clinical development, the continued spread of COVID-19 and the measures taken by the governmental authorities could disrupt the supply chain and the manufacture or shipment of drug substances and finished drug products for our product candidates for use in our research, preclinical studies and clinical trials, delay, limit or prevent our employees and CROs from continuing research and development activities, impede our clinical trial initiation and recruitment and the ability of patients to continue in clinical trials, impede testing, monitoring, data collection and analysis and other related activities, any of which could delay our preclinical studies and clinical trials and increase our development costs, and have a material adverse effect on our business, financial condition and results of operations. The COVID-19 outbreak could also potentially affect the business of the FDA, EMA or other regulatory authorities, which could result in delays in meetings related to our ongoing and planned clinical trials. The COVID-19 pandemic and mitigation measures have had and may continue to have an adverse impact on global economic conditions which could have an adverse effect on our business and financial condition, including impairing our ability to raise capital when needed. The extent to which the COVID-19 pandemic impacts our results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the virus and the actions to contain its impact.

License and Collaboration Agreements

Our Collaboration with Cedars-Sinai Medical Center

We entered into an exclusive license agreement (the Cedars-Sinai License Agreement) with Cedars-Sinai in September 2017, pursuant to which Cedars-Sinai granted us an exclusive, worldwide license with respect to certain patents, information and materials related to therapeutic targets and companion diagnostic products, to conduct research, develop, and commercialize therapeutic and diagnostic products for the diagnosis and treatment of IBD. The licensed technology includes information and materials arising out of Cedars-Sinai’s database and biobank, as well as exclusive access to this database and biobank to develop diagnostic and therapeutic products for human use, which biobank is an integral part of our Prometheus360 platform. As upfront consideration for the license agreement, we issued to Cedars-Sinai 2,575,000 shares of fully vested common stock and 3,350,000 shares of restricted common stock, which shares fully vested in September 2020. We are obligated to pay Cedars-Sinai low- to mid-single digit percentage royalties on net sales of therapeutic and diagnostic products covered under the agreement, including PRA023 and our PR600 and PR300 development programs and any related companion diagnostic products, as well any diagnostic products we develop under the Takeda collaboration agreement discussed below, subject to the terms and conditions set forth in the Cedars-Sinai License Agreement.

Our Collaboration with Takeda

In March 2019, we entered into a companion diagnostics development and collaboration agreement (the Takeda Agreement) with Millennium Pharmaceuticals, Inc., a wholly owned subsidiary of Takeda. Pursuant to this agreement, we established a strategic collaboration to develop a companion diagnostic product (Diagnostic Product) for one selected drug target, with the option for Takeda to select an additional drug target (each, a Collaboration Target). Under the Takeda Agreement, Takeda is responsible for the development and commercialization of any therapeutic clinical candidates that it develops directed against a Collaboration Target for the treatment of IBD (Takeda Drugs) and we are responsible for development and commercialization of the Diagnostic Product(s). We received an upfront payment of $1.5 million in April 2019 and are also eligible to receive certain development, regulatory, commercial and sales milestone payments, and low-single digit royalties on net sales of Takeda Drugs, subject to the terms and conditions set forth in the Takeda Agreement.

Our Collaboration with Dr. Falk Pharma

We entered into a co-development and manufacturing agreement (the Falk Agreement) with Falk in July 2020, pursuant to which we will co-develop and commercialize, exclusively in our respective territories, therapeutic product candidates targeting members of the TNF super family for the treatment of UC and CD under our PR600 development program. We are responsible for regulatory approvals and commercialization of any products in the United States and the rest of the world, other than the Falk territory. Falk is responsible for regulatory approvals and commercialization of any products in the European Union, United Kingdom, Switzerland, the countries of the European Economic Area (excluding Malta and the Republic of Cyprus), Australia and New Zealand (Falk territory). Under the Falk Agreement, Falk agreed to fund 25% of our third party development costs. In addition, Falk is obligated to make future development milestone payments, and a mid-single digit to low-double digit royalty on net sales of all products incorporating antibodies covered by the agreement in the Falk territory and we agreed to pay Falk a low-single digit royalty on net sales for such products in our territory, subject to the terms and conditions set forth in the Falk Agreement.

For additional information regarding the Cedars-Sinai License Agreement, Takeda Agreement and Falk Agreement, as well as other agreements pursuant to which we in-license certain intellectual property rights, see “Business—License and Collaboration Agreements.”

Components of Results of Operations

We operate our business through the following two reportable segments; the diagnostic services and therapeutics businesses. The diagnostic services business derives all of its diagnostic services revenue in the IBD space generated from the conduct of LDTs we acquired as part of the PLI acquisition. Our therapeutics business currently derives all of its revenue from collaboration agreements and devotes all of its efforts to development of therapeutic product candidates and companion diagnostics in the IBD space.

We evaluate segment performance based on operating income (loss) of each segment. Operating income (loss) of each segment represents revenues less directly identifiable expenses to arrive at operating income (loss) for the segment. We do not allocate all general and administrative expenses by segment, and such expenses are included in Corporate in our financial statements.

Revenue

Diagnostic services segment revenue

Our diagnostic services revenue is generated from the sale of our testing products, a large portion of which is attributable to our Anser® test. We primarily market our testing products to gastroenterologists in the United States. The healthcare professionals who order our testing products and to whom test results are reported are generally not responsible for payment for these products. The parties that pay for these services consist of client payors (i.e., hospitals and other laboratories), healthcare insurers, government payors (primarily Medicare and Medicaid), and patient self-pay. Our service is completed upon the delivery of test results to the prescribing physicians which triggers billing for the service.

We recognize revenue in accordance with the provisions of ASC Topic 606, Revenue from Contracts with Customers. We record revenue on an accrual basis based on our estimate of the amount that will be ultimately realized for each test upon delivery based on a historical analysis of amounts collected by test and by payor. These assessments require significant judgment by management.

Our ability to increase our revenue will depend on our ability to further penetrate the market for our current and future testing products and increase our reimbursement and collection rates for tests delivered.

Therapeutics segment (Collaboration) revenue

Our Therapeutics segment currently derives all of its revenue from our collaboration agreements. For the foreseeable future, we expect to generate revenue from services performed under the Takeda Agreement and Falk Agreement. We may receive a combination of upfront payments and milestone payments under our current and/or future collaboration agreements.

We do not expect to generate any revenue from the sale of therapeutic products unless and until such time that our therapeutic product candidates and companion diagnostics have advanced through clinical development and regulatory approval, if ever. We expect that any revenue we generate, if at all, will fluctuate from quarter-to-quarter as a result of the timing and amount of payments relating to such services and milestones and the extent to which any of our therapeutic product candidates are approved and successfully commercialized. If we fail to complete preclinical and clinical development of therapeutic product candidates or obtain regulatory approval for them, our ability to generate future revenues, and our results of operations and financial position would be adversely affected.

Operating Expenses

Cost of Diagnostic Services Revenue

Cost of diagnostic services revenue consists principally of costs for obtaining, transporting and testing specimens. The components of our costs of revenue include materials costs, direct labor, equipment and infrastructure expenses associated with testing specimens, shipping charges to transport specimens, blood specimen collections fees, royalties, depreciation and allocated overhead, including rent and utilities.

Each payor, healthcare insurers, government, client or individual, reimburses us at different amounts. These differences can be significant. As a result, our costs of revenue as a percentage of revenue may vary significantly from period to period due to the composition of payors for each month’s billings.

We expect that our costs of revenue will increase in absolute dollars as the number of tests we perform increases. However, we expect that the cost per test will decrease over time due to volume discounts on materials and shipping costs and other volume efficiencies we may gain as the number of tests we perform increases.

Research and Development

Research and development expenses consist of external and internal costs associated with our research and development activities, including our discovery and research efforts, the preclinical and clinical development of our product candidates and the development and validation of our companion diagnostics. Our research and development expenses include:

•	external costs, including expenses incurred under arrangements with third parties, such as CROs, contract manufacturers, consultants and our scientific advisors; and

•	internal costs, including:

•	employee-related expenses, including salaries, benefits, and stock-based compensation; the costs of laboratory supplies and acquiring, developing and manufacturing preclinical study materials; and

•	facilities, information technology and depreciation, which include direct and allocated expenses for rent and maintenance of facilities and depreciation of leasehold improvements and equipment.

The following table summarizes our research and development expenses by product candidate and for our diagnostic services for the periods indicated (in thousands):

	December 31,
	2019	2020
PRA023	$8,118	$
PR300	1,987
PR600	266
Diagnostic services research and development	3,479
Other preclinical programs	586

Total research and development	$14,436	$

We expect our research and development expenses to increase for the foreseeable future as we continue to conduct our ongoing research and development activities, advance our preclinical research programs toward clinical development, including conducting IND-enabling studies, develop companion diagnostics, and conduct clinical trials. The process of conducting preclinical studies and clinical trials necessary to obtain regulatory approval is costly and time consuming. We may never succeed in achieving marketing approval for any of our product candidates.

The timelines and costs with research and development activities are uncertain and can vary significantly for each product candidate and development program and are difficult to predict. We anticipate we will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis in response to preclinical and clinical results, regulatory developments, ongoing assessments as to each program’s commercial potential, and our ability to maintain or enter into new collaborations, to the extent we determine the resources or expertise of a collaborator would be beneficial for a given program. We will need to raise substantial additional capital in the future. In addition, we cannot forecast which development programs may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

Our development costs may vary significantly based on factors such as:

•	the number and scope of preclinical and IND-enabling studies;

•	per patient trial costs;

•	the number of trials required for approval;

•	the number of sites included in the trials;

•	the countries in which the trials are conducted;

•	the length of time required to enroll eligible patients;

•	the number of patients that participate in the trials;

•	the number of doses that patients receive;

•	the drop-out or discontinuation rates of patients;

•	the number, costs and timing of developing companion diagnostics and scope of validation studies;

•	potential additional safety monitoring requested by regulatory agencies;

•	the duration of patient participation in the trials and follow-up;

•	the cost and timing of manufacturing our product candidates;

•	the phase of development of our product candidates;

•	the efficacy and safety profile of our product candidates and effectiveness of our companion diagnostics; and

•	the costs associated with conducting clinical studies to demonstrate the utility of our diagnostic products and support reimbursement efforts.

Sales and Marketing

Sales and marketing expense consist principally of the costs associated with our sales and marketing efforts, billing operations, and general sales management and administrative support of our diagnostic services business.

We expect that our selling and marketing expenses will remain consistent in absolute dollars as we continue to optimize our sales and sales support functions.

General and Administrative

General and administrative expenses consist primarily of employee-related expenses, including salaries, benefits and stock-based compensation, for employees in our finance, accounting, legal, business development and support functions. Other general and administrative expenses include allocated facility, information technology and depreciation related costs not otherwise included in research and development expenses and professional fees for auditing, tax, intellectual property and legal services. Costs related to filing and pursuing patent applications are recognized as general and administrative expenses as incurred since recoverability of such expenditures is uncertain.

We expect our general and administrative expenses will increase for the foreseeable future to support our increased research and development activities and increased costs of operating as a public company. These increased costs will likely include increased expenses related to audit, legal, regulatory and tax services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums and investor relations costs associated with operating as a public company.

Amortization of Intangible Assets

Amortization of intangible assets represents the total amortization expense for intangible assets acquired in the PLI acquisition.

Interest and Other Income (Expense)

Interest income

Interest income consists primarily of interest earned on our cash and cash equivalents.

Interest expense

Interest expense consists of non-cash interest expense associated with the deferred purchase payments for PLI.

We expect our interest expense to increase in the future as a result of borrowings made in early 2020 under our Loan Agreement with Oxford Finance.

Results of Operations

Comparison of the Years Ended December 31, 2019 and 2020

The following table summarizes our results of operations for the years ended December 31, 2019 and 2020 (in thousands):

	Years Ended December 31,
	2019	2020	Change
Revenue
Diagnostic services revenue	$22,674	$	$
Collaboration revenue	1,118

	23,792
Operating expenses:
Cost of diagnostic services revenue	8,864
Research and development	14,436
Sales and marketing	10,036
General and administrative	13,976
Amortization of intangible assets	488
Restructuring	5,484

Total operating expenses	53,284

Loss from operations	(29,492)
Other income (expense), net	(732)

Loss before income taxes	(30,224)
Income tax expense (benefit)	(501)

Net loss	$(29,723)	$	$

Revenue

Revenue was $23.8 million for the year ended December 31, 2019 compared to $         million for the year ended December 31, 2020.

Costs of Diagnostic Services Revenue

Costs of diagnostic services revenue decreased in the year ended December 31, 2019 compared to the year ended December 31, 2020 as a result of             .

Research and Development Expenses

Research and development expenses were $14.4 million for the year ended December 31, 2019 compared to $         million for the year ended December 31, 2020. The increase of $         million was primarily driven by a $         million increase in expenses related to research and development expenses for our lead product candidate, PRA023, and a $         million increase in diagnostic services business research and development expenses.

Sales and Marketing Expenses

Sales and marketing expenses were $10.0 million for the year ended December 31, 2019 compared to $         million for the year ended December 31, 2020. The increase of $         million was primarily driven by an increase of             .

General and Administrative Expenses

General and administrative expenses were $14.0 million for the year ended December 31, 2019 compared to $         million for the year ended December 31, 2020. The increase of $         million in 2020 was primarily driven by increases of $         million in corporate personnel costs due to the expansion of our executive team and personnel additions resulting from the PLI acquisition.

Amortization of Intangible Assets

Amortization of intangible assets was $0.5 million for the year ended December 31, 2019 compared to $         million for the year ended December 31, 2020. The increase of $         million was driven by the amortization of intangible assets acquired in the PLI acquisition in June 2019.

Restructuring Expenses

Restructuring charges were $5.5 million for the year ended December 31, 2019 compared to $         million for the year ended December 31, 2020 and were primarily for severance and other personnel costs resulting from workforce reduction initiatives associated with our integration and restructuring activities of PLI subsequent to the acquisition.

Other Income (Expense), Net

Interest and other expense, net was $0.7 million for the year ended December 31, 2019 compared to interest and other expense, net of $         million for the year ended December 31, 2020. The increase of $         million was primarily related to non-cash interest expense incurred in connection with the deferred purchase price of PLI.

Liquidity and Capital Resources

Sources of Liquidity

From our inception through December 31, 2020, we have received aggregate gross proceeds of $         million from the sale of convertible preferred stock, $7.5 million from borrowings under our long-term debt agreement with Oxford and $         million from amounts received under the Takeda and Falk Agreements.

Oxford Loan and Security Agreement

In January 2020, we entered into a Loan and Security Agreement (the Loan Agreement) with Oxford Finance LLC and its affiliates (Oxford) which provided for total borrowings of up to $25.0 million, of which $7.5 million was drawn upon execution of the agreement. No additional amounts remain available for borrowing.

Interest accrues at an annual rate equal to the sum of (I) the greater of (a) the 30-day U.S. LIBOR rate reported the last business day of the month that immediately precedes the month in which the interest will accrue, and (b) 2.01%, plus (II) 5.98%. Notwithstanding the foregoing, the rate from the period of the effective date of the Loan Agreement through and including January 31, 2020, shall be 7.99% and the annual rate shall at no time be less than 7.99%. From March 1, 2020, through February 28, 2022, we are required to make interest only payments. Beginning March 1, 2023, in addition to interest payments, the monthly payments will include an amount equal to the outstanding principal divided by 24 months. At maturity (or earlier prepayment), we are also required to make a final payment equal to 4.0% of the original principal amount borrowed and 3% of the future amount to be funded.

The Loan Agreement is collateralized by substantially all of our assets, excluding intellectual property, which is subject to a negative pledge. The Loan Agreement contains customary affirmative and negative covenants and events of default applicable to us. The affirmative covenants include, among others, covenants requiring us to maintain governmental approvals, deliver certain financial reports, maintain insurance coverage and protect material intellectual property. The negative covenants include, among others, restrictions on us transferring collateral, incurring additional indebtedness, engaging in mergers or acquisitions, paying cash dividends or making other distributions, making investments, creating liens, selling assets and making any payment on subordinated debt, in each case subject to certain exceptions.

In connection with execution of the Loan Agreement, we issued Oxford a warrant to purchase 112,500 shares of our Series C convertible preferred stock at an exercise price of $1.00 per share, exercisable at any time following issuance. The preferred stock warrant has a term of ten years. The warrant will become exercisable for an aggregate of 112,500 shares of our common stock upon the completion of this offering at an exercise price of $1.00 per share.

Future Capital Requirements

As of December 31, 2020, we had cash and cash equivalents in the amount of $         million. Based upon our current operating plans, we believe that the estimated net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operations for at least the next                months from the date of this prospectus. In particular, we expect that the net proceeds from this offering and our existing cash and cash equivalents will allow us to support our operations for                 months. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward looking statement that involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could deplete our capital resources sooner than we expect. Additionally, the process of conducting preclinical studies and testing product candidates in clinical trials is costly, and the timing of progress and expenses in these studies and trials is uncertain.

Our future capital requirements are difficult to forecast and will depend on many factors, including but not limited to:

•

the type, number, scope, progress, expansions, results, costs and timing of, discovery, preclinical studies and clinical trials of our product candidates which we are pursuing or may choose to pursue in the future;

•	the financial results of our diagnostic services business;

•	the costs and timing of manufacturing for our product candidates and commercial manufacturing if any product candidate is approved;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	the costs and timing of developing our companion diagnostics, and the outcome of regulatory review;

•

the success of our current and any future collaborations, including the timing and amount of the milestone or other payments made to us under the Takeda Agreement, the Falk Agreement or any future collaboration agreements;

•	the costs of obtaining, maintaining and enforcing our patents and other intellectual property rights;

•

the additional costs we may incur as a result of operating as a public company, including our efforts to enhance operational systems and hire additional personnel, including enhanced internal controls over financial reporting;

•

the timing and amount of payments that we must make to the licensors and other third parties from whom we have in-licensed intellectual property rights related to our Prometheus360 platform and product candidates;

•	the costs associated with hiring additional personnel and consultants as our preclinical and clinical activities increase;

•	the costs and timing of maintaining our sales and marketing capabilities and any expansion thereof, including if any product candidate is approved;

•

our ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third-party payors and adequate market share and revenue for any approved products and companion diagnostics;

•	the terms and timing of establishing and maintaining collaborations, licenses and other similar arrangements;

•	costs associated with any products or technologies that we may in-license or acquire; and

•

our ability to maintain and grow sales of our testing products, as well as the costs associated with conducting clinical studies to demonstrate the utility of our testing products and support reimbursement efforts; and

•	our ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third-party payors and adequate market share and revenue for our testing products.

Other than our collaboration agreements, we have no other committed sources of capital. Until we can generate a sufficient amount of product revenue to finance our cash requirements, if ever, we expect to finance our future cash needs primarily through equity offerings, debt financings or other capital sources, including potential collaborations, licenses and other similar arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Our Loan Agreement with Oxford involves, and any future debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through other collaborations or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts or grant rights to develop and market product candidates or testing products to third parties that we would otherwise prefer to develop and market ourselves.

Cash Flows

The following table shows a summary of our cash flows for the periods presented (in thousands):

	Years Ended December 31,
	2019	2020
Net cash provided by (used in)
Operating activities	$(20,197)	$
Investing activities	7,933
Financing activities	9,755

Net increase (decrease) in cash and cash equivalents	$(2,509)	$

Operating Activities

Cash used by operating activities was $20.2 million during the year ended December 31, 2019 as compared to cash used in operating activities of $         million during the year ended December 31, 2020. The increase of $         million was the result of

Investing Activities

Net cash provided by investing activities was $7.9 million during the year ended December 31, 2019 as compared to net cash used in investing activities $         million during the year ended December 31, 2020. This change primarily was the result of $        .

Financing Activities

Net cash provided by financing activities was $9.8 million during the year ended December 31, 2020 as compared to $         million during the year ended December 31, 2020. During 2019, we received $9.8 million from the sale of shares of our Series B convertible preferred stock, net of issuance costs. During 2020, we received $         million from the issuance of our Series C and D-1 convertible preferred stock, net of issuance costs.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments at December 31, 2020 (in thousands):

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating sublease obligations(1)	$960	$960	$—	$—	$—
Long-term debt obligations and final payment(2)	9,749	607	8,211	931
Non-cancellable purchase obligations(3)	509	509	—	—	—

Total	$11,218	$2,076	$8,211	$931	$—

(1)

Represents monthly payments under our operating sublease obligations which relate to our corporate headquarters in San Diego, California. We lease approximately 40,000 square feet of office and laboratory space under an operating sublease that expires in December 2021, with an option to extend for an additional year.

(2)	We will make principal and interest payments to Oxford in accordance with the required payment schedule.
(3)	Represents non-cancellable purchase commitments related to purchase of laboratory equipment and professional services.

We enter into contracts in the normal course of business for contract research services, contract manufacturing services, professional services and other services and products for operating purposes. These contracts generally provide for termination after a notice period, and, therefore, are cancellable contracts and not included in the table above.

The table above does not include any additional potential royalty payments we may be required to make under license agreements we have entered into pursuant to which we have in-licensed certain intellectual property. See the section entitled “Business—License and Collaboration Agreements” for additional information. The timing of when these additional payments will actually be made is uncertain and the payments are contingent upon the completion of future activities.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements as defined under rules and regulations of the SEC.

Critical Accounting Polices and Estimates

This management discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities revenue and expenses.

On an ongoing basis, we evaluate these estimates and judgments. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue and expenses that are not readily apparent from other sources. Actual results may differ materially from these estimates.

While our significant accounting policies are described in more detail in Note 2 to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies are the most critical to understanding and evaluating our historical and future performance.

Revenue Recognition

We recognize revenue in accordance with Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (ASC 606). In accordance with ASC 606, we perform the following steps in determining the appropriate amount of revenue to be recognized as we fulfill our obligations under each of these agreements: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when, or as satisfy each performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, we assess the goods or services promised within each contract and determine those that are performance obligations and assesses whether each promised good or service is distinct. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

For collaboration arrangements, we consider a variety of factors in determining the appropriate estimates and assumptions under these arrangements, such as whether the elements are distinct performance obligations, whether there are observable stand-alone prices, and whether any licenses are functional or symbolic. We evaluate each performance obligation to determine if it can be satisfied and recognized as revenue at a point in time or over time. Typically, license fees, non-refundable upfront fees, and funding of research activities are considered fixed, while milestone payments are identified as variable consideration which must be evaluated to determine if it is constrained and, therefore, excluded from the transaction price. We estimate the amount of variable consideration using the most likely amount, as milestone payments typically only have two possible outcomes. We recognize revenue for sales-based royalty promised in exchange for the license of intellectual property only when the subsequent sale occurs.

We may allocate transaction price using a number of methods including estimating standalone selling price of performance obligations and using the residual approach when the standalone selling price of the license is highly variable or uncertain, and observable standalone selling prices exist for the other goods or services promised in the contract.

With respect to our assessment of the Takeda Agreement, we identified one performance obligation for all the deliverables under the agreement since the delivered elements are not distinct within the context of the contract. Accordingly, we will recognize revenue for the transaction price in an amount proportional to the collaboration expenses incurred and the total estimated collaboration expenses over the three-year period over which it expects to deliver its performance obligations. We included two milestones in the transaction price as they were deemed not probable of significant reversal at the inception of the agreement. Due to the uncertainty in the achievement of the developmental and commercial milestones, the variable consideration associated with these future milestone payments has been fully constrained (excluded) from the transaction price until such time that we conclude that it is probable that a significant reversal of previously recognized revenue will not occur.

Amounts received prior to satisfying the above revenue recognition criteria were recognized as deferred revenue until all applicable revenue recognition criteria were met. Deferred revenue represented the portion of payments received that have not been earned.

Stock-Based Compensation

Stock-based compensation expense represents the cost of the grant date fair value of equity awards recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis. We estimate the fair value of stock option awards using the Black-Scholes option pricing model and recognize forfeitures as they occur.

The Black-Scholes option pricing model requires the use of subjective assumptions, including the risk-free interest rate, the expected stock price volatility, the expected term of stock options, the expected dividend yield and the fair value of the underlying common stock on the date of grant. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require judgment to develop. See Note 8 to our financial statements included elsewhere in this prospectus for information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options granted in the years ended December 31, 2019 and 2020. Stock-based compensation totaled approximately $0.2 million and $         million for the years ended December 31, 2019 and 2020, respectively.

As of December 31, 2020, the unrecognized stock-based compensation expense related to stock options was $         million which is expected to be recognized as expense over a weighted-average period of approximately          years. The intrinsic value of all outstanding stock options as of December 31, 2020 was approximately $                , based on the assumed public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, of which approximately $        million related to vested options and approximately $        million related to unvested options.

Common Stock Valuations

We are required to estimate the fair value of the common stock underlying our equity awards when performing fair value calculations. The fair value of the common stock underlying our equity awards was determined on each grant date by our board of directors, taking into account input from management and independent third-party valuation analyses. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant. In the absence of a public trading market for our common stock, on each grant date we develop an estimate of the fair value of our common stock in order to determine an exercise price for the option grants. Our determinations of the fair value of our common stock were made using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately Held Company Equity Securities Issued as Compensation (the Practice Aid).

Our board of directors considered various objective and subjective factors, along with input from management, to determine the fair value of our common stock, including:

•	valuations of our common stock performed with the assistance of independent third-party valuation specialists;

•	our stage of development and business strategy, including the status of research and development efforts of our product candidates, and the material risks related to our business and industry;

•	our results of operations and financial position, including our levels of available capital resources;

•	the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

•	the lack of marketability of our common stock as a private company;

•

the prices of our convertible preferred stock sold to investors in arm’s length transactions and the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

•	the likelihood of achieving a liquidity event for the holders of our common stock, such as an initial public offering or a sale of our company, given prevailing market conditions;

•	trends and developments in our industry; and

•	external market conditions affecting the life sciences and biotechnology industry sectors.

The Practice Aid prescribes several valuation approaches for setting the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to its common stock. The cost approach establishes the value of an enterprise based on the cost of reproducing or replacing the property less depreciation and functional or economic obsolescence, if present. The income approach establishes the value of an enterprise based on the present value of future cash flows that are reasonably reflective of our future operations, discounting to the present value with an appropriate risk adjusted discount rate or capitalization rate. The market approach is based on the assumption that the value of an asset is equal to the value of a substitute asset with the same characteristics. Each valuation methodology was considered in our valuations.

Historically, we estimated the enterprise value of our business and underlying stock option grants using the back-solve method, the income and market approach, and used the Option Pricing Method (OPM) to allocate enterprise value. The back-solve method is a market approach that assigns an implied enterprise value based on the most recent round of funding or investment and allows for the incorporation of the implied future benefits and risks of the investment decision assigned by an outside investor. Under OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The values of the preferred and common stock are inferred by analyzing these options. We believed the OPM was the most appropriate method at that time given the expectation of various potential liquidity outcomes and the difficulty of selecting and supporting appropriate enterprise values given our early stage of development. In August 2020, we changed to a hybrid of the OPM and Probability-Weighted Expected Return Method (PWERM). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class. Under this hybrid method, we considered the expected initial public offering liquidity scenario, but also used the OPM to capture all other scenarios in the event a near-term initial public offering does not occur.

There are significant judgments and estimates inherent in the determination of the fair value of our common stock. These judgments and estimates include assumptions regarding our future operating performance, the time to complete an initial public offering or other liquidity event and the determination of the appropriate valuation methods. If we had made different assumptions, our stock-based compensation expense, net loss and net loss per common share could have been significantly different.

Following the completion of this offering, the fair value of our common stock will be based on the closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded.

Accrued Research and Development Costs

We are required to make estimates of our accrued expenses resulting from our obligations under contracts with CROs, manufacturers, vendors and consultants, in connection with conducting research and development activities. The financial terms of these contracts vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided under such contracts. We reflect research and development expenses in our financial statements by matching those expenses with the period in which services and efforts are expended.

We account for these expenses according to the progress of the preclinical study as measured by the timing of various aspects of the study or related activities. In accruing for these activities, we obtain information from various sources and estimates level of effort or expense allocated to each period. Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period. To date, there have been no material differences between our estimates of such expenses and the amounts actually incurred.

Long-lived Assets and Goodwill

Our long-lived assets are comprised principally of our property and equipment, finite lived intangible assets, and goodwill.

We amortize all finite lived intangible assets over their respective estimated useful lives. In considering whether intangible assets are impaired, we combine our intangible assets and other long-lived assets (excluding goodwill), into groupings, a determination which we principally make on the basis of whether the assets are specific to a particular test offered by us or technology we are developing. If we identify events or circumstances which indicate that the associated carrying amount of assets within a group may not be recoverable, we will compare the carrying value of the group’s assets and directly associated liabilities to the estimated undiscounted cash flows expected to be generated over the remaining estimated useful life of the assets in the group. If the asset group is not recoverable, impairment is recognized within operating expenses in the amount in which the carrying value of the asset group exceeds the fair value. Management’s estimates of future cash flows are impacted by projected levels of tests and levels of reimbursement, as well as expectations related to the future cost structure of the entity.

Goodwill is reviewed for impairment annually (during the fourth quarter) or more frequently if indications of impairment exist.

The judgments and estimates involved in identifying and quantifying the impairment of long-lived assets or goodwill involve inherent uncertainties, and the measurement of the fair value is dependent on the accuracy of the assumptions used in making the estimates and how those estimates compare to our future operating performance.

No goodwill impairments were recorded during the years ended December 31, 2019 and 2020.

Following the completion of this offering, our stock price and associated market capitalization will also be considered in the determination of reporting unit fair value. A prolonged or significant decline in our share price could provide evidence of a need to record a material impairment of goodwill.

Other Company Information

Net Operating Loss and Research and Development Carryforwards and Other Income Tax Information

As of December 31, 2020, we had federal and state net operating loss (NOL) carryforwards of $         million and $         million, respectively. The net operating losses generated subsequent to 2017 will carryforward indefinitely and may generally be used to offset up to 80% of future taxable income. The state NOL carryforwards will begin to expire in 2036, unless previously utilized.

As of December 31, 2020, we also had federal and state research credit carryforwards of $         million each. The federal research and development tax credit carryforwards expire beginning in 2037 unless previously utilized, and the state research and development tax credit carryforwards do not expire. We have not completed a Section 382 study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since our formation due to the complexity and cost associated with such a study and the fact that there may be additional such ownership changes in the future. Pursuant to Sections 382 and 383 of the Code, annual use of our NOL and research and development tax credit carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period.

New Accounting Pronouncements Not Yet Adopted

See Note 2 to our financial statements included elsewhere in this prospectus for accounting pronouncements not yet adopted.

Quantitative and Qualitative Disclosures About Market Risk

Our cash and cash equivalents consist of cash in readily available checking accounts and money market accounts. We do not hold any short-term investments. As a result, the fair value of our portfolio is relatively insensitive to interest rate changes. Due to the nature of our cash and cash equivalents, an immediate hypothetical 10% change in interest rates would not have a material effect on the fair value of our cash and cash equivalents. Our long-term debt bears interest at a fixed rate.

JOBS Act

As an emerging growth company under the JOBS Act, we can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. We also intend to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of Sarbanes-Oxley.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the consummation of this offering; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which we have issued more than $1.0 billion in nonconvertible debt securities during the prior three year period.

Internal Control Over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis. In connection with the audit of our 2019 annual consolidated financial statements, we and our independent registered public accounting firm identified a material weakness in our internal controls due to a lack of controls in the financial closing and reporting process, including a lack of segregation of duties and for 2019, documentation and design of formalized processes and procedures in the revenue cycle. Beginning in the third quarter of 2020, we began to take steps to address the material weakness through our remediation plan, which included the hiring of a Chief Financial Officer and the engagement of external advisors to provide financial accounting assistance in the short term. We have plans to hire additional personnel to improve the segregation of duties in our financial closing and reporting process. In addition, we plan to engage external advisors to evaluate and document the design and operating effectiveness of our internal controls and assist with the remediation and implementation of our internal controls as required. We are evaluating the longer-term resource needs of our various financial functions. See the section titled “Risk Factors—Risks Related to Our Common Stock and This Offering—We have identified a material weakness in our internal control over financial reporting. If we fail to remediate one or more of our material weaknesses, our ability to accurately and timely report our financial results could be adversely affected.”

BUSINESS

Overview

We are a biotechnology company pioneering a precision medicine approach to the discovery, development, and commercialization of novel therapeutic and companion diagnostic products for the treatment of inflammatory bowel disease (IBD). We leverage our proprietary precision medicine platform, Prometheus360™, which includes one of the world’s largest gastrointestinal (GI) bioinformatics databases, to identify novel therapeutic targets and develop therapeutic candidates to engage those targets. In parallel, we are developing companion diagnostic tests designed to identify patients more likely to respond to our therapeutic candidates. We have generated a robust pipeline of therapeutic development programs for the treatment of IBD. Our lead product candidate, PRA023, is an IgG1 humanized monoclonal antibody (mAb) that has been shown to block the tumor necrosis factor (TNF)-like ligand 1A (TL1A), a target associated with both intestinal inflammation and fibrosis that was clinically validated in a third-party Phase 2a clinical trial in ulcerative colitis (UC). PRA023 has the potential to substantially improve outcomes for moderate-to-severe IBD patients predisposed to increased TL1A expression. We are developing PRA023 for the treatment of UC and Crohn’s disease (CD), and initiated a Phase 1a clinical trial in normal healthy volunteers in December 2020. Our goal is to revolutionize the treatment of IBD with a precision medicine approach for patients with significant unmet medical needs.

Inflammatory Bowel Disease

IBD is a complex disease with many contributing factors, including genetic, environmental and immunologic. UC and CD are two of the most common forms of IBD. Both UC and CD are chronic, relapsing, remitting, inflammatory conditions of the GI tract that begin most commonly during adolescence and young adulthood. UC involves the innermost lining of the large intestine, and symptoms include abdominal pain and diarrhea, frequently with blood and mucus. CD can affect the entire thickness of the bowel wall and all parts of the GI tract from mouth to anus. CD symptoms include abdominal pain, diarrhea, and other more systemic symptoms such as weight loss, nutritional deficiencies, and fever.

The current standard of care for the treatment of patients with moderate-to-severe IBD is typically anti-inflammatory agents; however, none of these therapies address fibrosis, or scarring, in IBD. The majority of IBD patients do not respond to first-line anti-TNF agents. Since the approval of the first anti-TNF agent for the treatment of CD in 1998, the availability of JAK inhibitors and newer biological agents, including anti-integrin and anti-IL12/23, has improved the care of moderate-to-severe IBD (JAK inhibitors in UC only). However, these subsequently approved therapies have generally failed to demonstrate a clinical remission effect size of more than 15% relative to placebo. Moreover, among those patients who do respond to therapy, up to 45% will lose response over time. Likewise, therapies under development have not demonstrated improved remission rates over previously approved therapies. Current therapies used for the treatment of UC and CD apply a one-size-fits-all approach without regard to biologic variations amongst patients, and substantial unmet need remains.

IBD is estimated to affect over 2,000,000 people in the United States and over 5,000,000 people globally. The IBD market was approximately $12.5 billion in the United States and $18.4 billion globally in 2019 and is expected to grow to approximately $14.2 billion in the United States and $21.4 billion globally by 2024. Based in part on patient cohort data for our companion diagnostic product candidate, we estimate this product candidate will identify an increased level of TLIA expression in approximately 30-40% of IBD patients. The IBD market is highly concentrated, with four therapeutic products accounting for 75% of global revenues.

Our Precision Medicine Approach

Precision medicine involves the discovery and development of therapies that integrate clinical and molecular information based on the biological basis of disease to improve clinical decision-making and patient outcomes. We are pioneering the application of precision medicine in IBD because we believe that by leveraging Prometheus360 we can identify novel therapeutic targets impacting the underlying pathways involved in IBD and the patient subgroups that will be responsive to a particular therapy.

We believe we have the potential to transform the entire IBD pharmaceutical value chain from discovery to commercialization with our precision medicine approach. Our Prometheus360 platform includes our extensive clinical database and associated biobank, which is one of the world’s largest collections of biospecimens from patients suffering from IBD and other GI disorders. This database and biobank, which we exclusively license from Cedars-Sinai Medical Center (Cedars-Sinai), includes more than 200,000 samples linked to extensive clinical data from over 20,000 patients collected over more than 20 years. This, in combination with our state-of-the-art machine-learning methodologies, make Prometheus360 a discovery engine for novel precision therapeutics and companion diagnostics. IBD clinical development programs can take up to seven to ten years to complete and physicians are often challenged with the task of enrolling patients from a limited pool of qualified candidates into a large number of trials with undifferentiated mechanisms of action. By using companion diagnostics to target a specific subset of the IBD population, we expect to reduce overall development time and cost through smaller trials and faster enrollment rates. We believe our precision medicine approach will result in a greater likelihood of identifying and developing the right drug for the right patient, help to maximize patient and trial outcomes, improve label claims, accelerate adoption of targeted therapeutics for addressable patients and provide attractive treatment options from a cost-benefit perspective for payors.

Our Portfolio

We have a robust pipeline of therapeutic development programs to address several clinical IBD patient subpopulations, and plan to develop a companion diagnostic for each program. The following table summarizes our key current internal and partnered programs.

(1)	We retain all commercialization rights to PR600 outside of Europe, Australia and New Zealand.
(2)	We are collaborating with Takeda to develop a therapeutic product candidate and a related companion diagnostic.

In addition, we have several other programs with different mechanisms of action targeting UC and/or CD that are in the discovery stage of development. We also continue to evaluate numerous other drug targets identified through Prometheus360 for therapeutic utility for potential drug discovery development.

PRA023 Overview—anti-TL1A mAb

Our lead product candidate, PRA023, is an IgG1 humanized mAb that has been shown to block TL1A. Third-party antibody programs against this target have been shown to reduce both intestinal inflammation and fibrosis in preclinical studies. The TL1A target has been clinically validated in that a third-party Phase 2a 14-week open-label study in patients with moderate-to-severe UC observed a high proportion of patients (38%) achieving endoscopic improvement and 24% of patients achieved clinical remission, both statistically significant (p<0.05), compared to historical placebo rates of 6%. PRA023 binds both soluble and membrane-associated human TL1A with high affinity and specificity and has the potential to substantially improve outcomes for moderate-to-severe IBD patients predisposed to increased TL1A expression. We are developing PRA023 for the treatment of UC and CD, and initiated a Phase 1a clinical trial in normal healthy volunteers in December 2020. Assuming favorable safety results in this trial, we expect to commence in parallel in 2021 a Phase 1b/2a randomized placebo-controlled clinical trial in patients with moderate-to-severe UC and an open-label Phase 1b clinical trial in patients with moderate-to-severe CD, with data expected in the second half of 2022 for both indications. We are also developing a genetic-based companion diagnostic to identify patients who are predisposed to increased expression of TL1A and therefore potentially more likely to respond to PRA023. We intend to evaluate and use this companion diagnostic starting with the Phase 1b/2a UC trial and the Phase 1b CD trial.

PR600 Overview—anti-TNF Super Family Member mAb

Our PR600 program targets a member of the TNF super family. This target, expressed by immune cells, engages a receptor and drives downstream biological pathways distinct from those activated by TNF or TL1A. It has been shown that blocking this target inhibits disease in multiple third-party IBD animal models. We believe that a therapeutic developed against this target is likely to impede both the reactivation and propagation of the pathogenic immune response in IBD. We have identified multiple genetic variants linked to patient subpopulations with a complicated course of disease. We have conducted functional genetic studies in patient samples and have identified genetic variations associated with an increase in target expressing immune cells in CD peripheral blood and an increased capacity to produce inflammatory cytokines. We intend to leverage Prometheus360 in combination with functional assays to identify patients with these genetic variants. We entered into a co-development and manufacturing agreement (the Falk Agreement) with Dr. Falk Pharma GmbH (Falk) for our PR600 program, in order to leverage Falk’s experience in GI drug development and commercialization in Europe. Under this agreement, we granted to Falk exclusive commercialization rights in Europe, Australia and New Zealand, while we retained commercialization rights in the United States and the rest of the world for therapeutics developed from our PR600 program. We expect to submit an IND for a therapeutic candidate from the PR600 program in the second half of 2022.

PR300 Overview—GPCR Modulator Small Molecule

Our PR300 program targets an orphan G-protein coupled receptor (GPCR) expressed predominantly in the GI tract that we believe has important functions underlying intestinal epithelial integrity and innate immune cell function. We have identified a coding single nucleotide polymorphism (SNP) in the gene of this target that represents a very strong genetic association with UC. Through further datamining, we have also identified multiple additional genetic variants that are associated with both UC and CD. These variants are linked to hard-to-treat clinical patient subpopulations, including those with medically refractory UC and perianal CD.

Other Development Programs and Takeda-Partnered Program

We have five other unpartnered programs with different mechanisms of action targeting UC and/or CD that are in the discovery stage of development. In addition, we have a strategic collaboration with Millennium Pharmaceuticals, Inc., a wholly owned subsidiary of Takeda Pharmaceutical Company Limited (Takeda), pursuant to which we will collaborate with Takeda to develop a therapeutic candidate for the TPR15 program and we will work to develop a related companion diagnostic.

Our Team

Our team is comprised of leaders and scientists with significant experience in IBD and other GI diseases, data analytics, biology and drug development. Mark McKenna, our President and Chief Executive Officer, was previously President at Salix Pharmaceuticals, Inc., a wholly owned subsidiary of Bausch Health Companies Inc., where he was responsible for the company’s GI franchise and launched several new products. Other members of our management team have served in senior positions at AbbVie Inc., Bristol-Myers Squibb Company, GlaxoSmithKline plc, Pfizer Inc. and Takeda. We are also guided by our board of directors, led by Chairman Tadataka (Tachi) Yamada, M.D., and a scientific advisory board composed of key opinion leaders in IBD, including Stephan Targan, M.D., William Sandborn, M.D. and Dermot P. McGovern, M.D., Ph.D.

Our Strengths

We believe that our company has the following key differentiating competitive strengths:

•

We use a novel precision medicine approach to target the IBD market, which is primed for disruption. Current therapies used for the treatment of IBD apply a one-size-fits-all approach without regard to biologic variations amongst patients. We, on the other hand, apply a novel precision medicine approach by analyzing genetics and functional genomics to discover novel targets in order to address the heterogeneity of the IBD population and potentially improve patient outcomes substantially. Our approach builds on the recent successes of companies that employ precision medicine approaches in other therapeutic areas such as oncology. The global IBD market is projected to be over $21 billion by 2024, but there still exists a significant unmet medical need due to the heterogeneous nature of the IBD patient population.

•

Our proprietary Prometheus360 platform is a discovery engine for novel precision therapeutics and companion diagnostics. A central pillar of Prometheus360 is our extensive clinical database and associated biobank, one of the world’s largest collections of biospecimens from patients suffering from IBD and other GI disorders. This database and biobank, which we exclusively license from Cedars-Sinai, includes more than 200,000 samples linked to extensive clinical data from over 20,000 patients collected over more than 20 years. This, in combination with our state-of-the-art machine-learning methodologies, makes Prometheus360 a discovery engine for novel precision therapeutics and companion diagnostics. To date, Prometheus360 has generated multiple other precision medicine targets that we are interrogating for therapeutic utility and other criteria to consider advancing into the discovery stage of development.

•

Our lead product candidate, PRA023, targets a clinically validated TL1A pathway and has the potential to be a differentiated treatment with improved patient outcomes. PRA023 is an anti-TL1A mAb that targets both inflammation and fibrosis in IBD, whereas currently approved therapies only directly target inflammation. Using our precision medicine approach with a companion diagnostic, PRA023 has the potential to substantially improve patient outcomes by combining a clinically-validated pathway with the ability to identify patients more likely to respond favorably to the treatment.

•

Our platform has attracted partnerships with leading global pharmaceutical companies in the field of IBD. The strength of Prometheus360 has already led to collaborations with Takeda and Falk. We intend to leverage these global pharmaceutical organizations to expand the reach of our Prometheus360 platform and potentially accelerate the clinical development of precision medicine in IBD for patients with significant unmet medical need.

•

We have assembled an experienced team comprised of industry leaders with drug discovery, development, and commercialization expertise. Our team is comprised of leaders and scientists with significant experience in IBD and other GI diseases, data analytics, biology and drug development.

Our Strategy

Our goal is to revolutionize the treatment of IBD with a precision medicine approach for patients with significant unmet medical needs. The key elements of our strategy to achieve this goal are:

•

Maximize the value of our Prometheus360 precision medicine platform for the treatment of IBD. Prometheus360 serves as our drug discovery and development engine. We have generated a robust pipeline of therapeutic development programs for the treatment of IBD in a capital and time efficient manner and are designing and developing companion diagnostics. We intend to continue leveraging our platform to generate additional new targets, novel therapeutics and companion diagnostics, and to further advance our pipeline of precision therapeutic candidates.

•

Advance PRA023 through the clinic and potentially accelerate its development by utilizing our companion diagnostic to identify patients expected to benefit from treatment. PRA023 targets the TL1A pathway, which was clinically validated in a third-party Phase 2a clinical trial in UC, and has the potential to significantly improve the quality of life of IBD patients by targeting both inflammation and fibrosis. By developing a companion diagnostic in parallel, we expect to be able to identify patients who may specifically benefit from PRA023. Through this patient identification, we believe PRA023 has the potential to lead to improved patient outcomes. We are developing PRA023 for the treatment of UC and CD, and initiated a Phase 1a clinical trial in normal healthy volunteers in December 2020. Assuming favorable safety results in this trial, we expect to commence in parallel in 2021 a Phase 1b/2a randomized placebo-controlled clinical trial in patients with moderate-to-severe UC and an open-label Phase 1b clinical trial in patients with moderate-to-severe CD, with data expected in the second half of 2022 for both indications.

•

Explore additional indications for PRA023. Because PRA023 targets both inflammation and fibrosis, additional indications in dermatology, respiratory or liver disease may benefit from therapeutic intervention by such an approach. We plan to investigate the use of PRA023 in additional indications outside of IBD to fully explore its potential.

•

Advance our other programs, including PR600, into and through the clinic. We have a robust pipeline of additional programs for the treatment of IBD, including PR600, which we believe can address additional unmet medical need. By utilizing Prometheus360, we believe we will be able to identify subsets of IBD patients who will differentially benefit from our product candidates. We intend to submit an IND for a therapeutic candidate from the PR600 program in the second half of 2022.

•

Continue leveraging Prometheus360 to expand our pipeline to address additional patient subpopulations. We continue to identify and stratify IBD patients into disease subpopulations with our Prometheus360 platform and companion diagnostics. This will provide us the opportunity to develop additional product candidates designed to address the unmet need of additional patient subpopulations. We will continue to strengthen our datamining and machine-learning capabilities to further enhance our platform.

•

Selectively enter into strategic collaborations to maximize the value of our therapeutic pipeline. For our PRA023 program, we intend to retain worldwide development and commercialization rights and use the intellectual property rights that we exclusively in-license from Cedars-Sinai related to the program. We will continue to explore business development opportunities to maximize the value of the novel targets and therapeutic candidates developed through our Prometheus360 platform. For example, in 2019 we entered into a companion diagnostics and development collaboration with Takeda to use Prometheus360 to develop companion diagnostics in tandem with Takeda’s therapeutic discovery efforts. Additionally, in 2020 we entered into the Falk Agreement in order to leverage Falk’s experience in GI drug development and commercialization in Europe for our PR600 program.

Limitations of Current IBD Drug Development

Despite the increasing global burden of IBD, the lack of evolution and innovation in drug development has left many patients with suboptimal outcomes. While there are many programs and mechanisms of action in development for IBD, nearly all are primarily focused on inflammation, and multiple programs are pursuing the same well established targets and pathways. Efficacy of approved treatments and therapies in development has remained undifferentiated since the approval of the first anti-TNF product for use in IBD. With the large number of therapies in clinical development and the undifferentiated landscape, there is intense competition for the limited pool of qualified patients for clinical trials, leading to very slow recruitment. As a consequence of the slow recruitment rate and the large studies required due to small treatment effect, clinical development in IBD has become costly and slow. We believe our ability to select patients with a higher probability of response to a specific therapy will enable smaller, faster, and less costly studies and allow for targeted recruitment in this crowded IBD development landscape.

Given the heterogeneous nature of IBD, there is a growing need for the development of predictive biomarkers and companion diagnostics that can be used to identify those patients more likely to benefit from a specific therapeutic. Although there are product candidates with predictive biomarkers in development for IBD, there is no therapy approved with a companion diagnostic that predicts whether an IBD patient will respond to a specific therapeutic.

Attempts to identify new, targeted therapeutics for IBD through the use of publicly available clinical datasets have been hampered by the significant challenges associated with generating high-volume and high-quality data in a standardized manner from these datasets. Furthermore, while post-hoc analysis of clinical trial data can be helpful to retrospectively understand patient responses to particular therapeutics, the ability to use these data for understanding pathway pathogenesis in IBD or target discovery for IBD is limited.

Our Prometheus360 Precision Medicine Platform

We believe we have overcome these challenges by utilizing Prometheus360 to identify potential targeted treatments for IBD patients. We deploy the following three main components of Prometheus360 to stratify the overall, heterogeneous IBD patient population into biologically homogeneous subgroups: (1) our high-density clinical data; (2) our large collection of GI biospecimens; and (3) our advanced data analytics capabilities. We believe this allows us to identify novel drug targets which can be used to develop product candidates designed to be effective in the specific IBD patient subpopulations we have identified.

Prometheus360 includes our extensive clinical database and associated biobank, which is one of the world’s largest collections of biospecimens from patients suffering from IBD and other GI disorders. This database and biobank, which we exclusively license from Cedars-Sinai, includes more than 200,000 samples linked to extensive clinical data from over 20,000 patients collected over more than 20 years. Clinical data sources included in Prometheus360 include electronic medical records, imaging data, clinical chemistry, pathology records and serologies. As such, clinical history, response to therapy and longitudinal data are available to us for analysis. In addition to clinical data, we have access to relevant, well-annotated patient samples for translational validation of therapeutic targets to help guide therapeutic development. Stored biorepository patient samples available to us include tissue biopsies (either from endoscopy or from surgery), serum/plasma, DNA, RNA, peripheral blood mononuclear cells (PBMC), lamina propria mononuclear cells (LPMC), stool and mesenteric adipose tissue. For many patients, we have multiple types of samples collected over multiple years. Samples from Prometheus360 are routinely interrogated by deep molecular profiling including SNP genotyping, whole exome sequencing, RNA sequencing, metabolomics and microbiomics. In addition to this large, well-annotated IBD cohort of data and biosamples, Prometheus360 also contains samples derived from independent cohorts and samples, which we believe gives us a competitive advantage in the discovery and development of our novel drug targets, therapeutic candidates and companion diagnostics.

Prometheus360 incorporates advanced datamining and bio-analytical capabilities that we employ to uncover insights about immunological pathways that drive IBD, while providing a holistic view of the biology surrounding potential targets. We apply machine-learning algorithms to our clinical data and molecular profiling data to reveal disease-related trends, patterns and associations that are more reflective of what happens at a molecular level in a complex disease like IBD. Unlike traditionally employed strategies such as relying on genome-wide association studies (GWAS) alone, our bioinformatics approach allows us to discover and examine the joint effects of multiple genetic variants in key inflammatory pathways that contribute to the development and progression of IBD. As a consequence, our approach allows us to create complex algorithm-based and proprietary companion diagnostic products that we use to identify patients likely to benefit from our product candidates.

Altogether, Prometheus360 provides what we believe to be a unique ability to discover and develop novel precision medicine therapeutics that have the potential to lead to substantially improved patient outcomes in IBD.

Advantages of Our Prometheus360 Precision Medicine Platform

We believe Prometheus360 can potentially revolutionize the drug development and treatment paradigm for IBD patients by identifying patients more likely to respond favorably to treatment. We believe our platform has several key advantages, including:

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Potential to offer improved patient outcomes. IBD treatments approved and in development are largely undifferentiated and primarily target inflammation, resulting in a suboptimal clinical remission rate. We believe the ability to combine new mechanisms of action discovered through our platform and a novel patient selection approach utilizing companion diagnostics will allow for better patient outcomes. To realize this advantage, we are developing precision therapeutic candidates with companion diagnostics to address multiple targets and pathways in IBD.

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Reduced trial costs and development timelines. IBD clinical development programs can take up to seven to ten years to complete and physicians are often challenged with the task of enrolling patients from a limited pool of qualified candidates into a large number of trials with undifferentiated mechanisms of action. We believe Prometheus360 has the potential to significantly reduce development time and cost and improve traditionally slow enrollment rates by allowing for the design of smaller clinical trials through the targeting of pre-identified patients more likely to respond to a therapeutic candidate. We believe our approach will enable pre-screening at a large network of sites with genotyped patients and motivate investigators to prioritize enrolling eligible patients in a trial with a therapy that addresses a target patient subpopulation, thereby also improving traditionally slow enrollment rates.

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Potential to drive physician and payor adoption of our therapeutic product candidates. Our platform and approach will potentially offer physicians the ability to prescribe specific treatments for each individual, which we believe will lead to improved patient outcomes. We believe this will help drive physician adoption of our therapeutic product candidates. In addition, we believe our approach will be attractive to payors seeking to maximize overall cost-benefit and enhance our ability to more rapidly and effectively obtain payor coverage for any approved product we develop.

IBD and Market Opportunity Overview

IBD is a chronic relapsing and remitting inflammatory disease of the GI tract. It is a complex disease with many contributing factors, including genetic, environmental and immunologic. IBD typically onsets during adolescence and young adulthood and is diagnosed based on clinical, laboratory, endoscopy and histopathology and/or imaging findings. The IBD market was approximately $12.5 billion in the United States and $18.4 billion globally in 2019 and is expected to grow to approximately $14.2 billion in the United States and $21.4 billion globally by 2024.

UC and CD are the two most common types of IBD. UC causes long-lasting inflammation and ulcers in the digestive tract and affects the innermost lining of the large intestine (colon) and rectum. UC is debilitating and can lead to life-threatening complications. There are no treatments that cure UC and patients often require life-long treatment. Symptoms include diarrhea, bloody stools, abdominal pain and cramping, urgency to defecate, inability to defecate despite urgency, weight loss, fatigue, and fever. Chronic inflammation associated with UC puts a patient at increased risk of developing colon cancer. UC affects an estimated 926,000 people in the United States and 2,750,000 people globally. The UC market was approximately $4.2 billion in the United States and $6.2 billion globally in 2019 and is expected to grow to approximately $5.4 billion in the United States and $8.3 billion globally by 2024.

CD also causes long-lasting inflammation and ulcers in the digestive tract. It differs from UC in that it affects the entire thickness of the bowel wall and all parts of the digestive tract from mouth to anus. There are no treatments that cure the disease and patients often require life-long treatment. Symptoms include diarrhea, fever, fatigue, abdominal pain and cramping, bloody stools, mouth sores, reduced appetite and weight loss, and pain or drainage near or around the anus due to development of fistula from the inflammation. CD affects an estimated 1,157,000 people in the United States, and 2,446,000 people globally. The development of abnormal narrowing of the digestive tract, known as strictures is common and is the leading indication requiring surgical intervention. Up to 70% of CD patients develop a stricturing or perforating complication, and the use of anti-inflammatory agents over the past decade has not materially changed the rate of need for surgical resection due to stricturing disease. The CD market was approximately $8.4 billion in the United States and $12.2 billion globally in 2019 and is expected to grow to approximately $8.8 billion in the United States and $13.1 billion globally by 2024.

IBD Current Treatments and Limitations

Medical treatment of IBD is typically divided into two types of therapy: induction and maintenance. Induction therapy is used to reduce inflammation quickly (in three months or less) and maintenance therapy is used to sustain that reduction after three months. Patients with IBD are classified as mild, moderate or severe, based on the level of symptoms experienced, inflammatory biomarkers, and severity of disease on endoscopy. The current standard of care for the treatment of patients with moderate-to-severe IBD is typically anti-inflammatory agents.

Aminosalicylates (5-ASAs) are used as a first-line therapy in mild-to-moderate UC. Corticosteroids are used primarily during induction therapy and are effective for reducing symptoms but not for mucosal healing. There are serious side effects with extended corticosteroid use, including lowered quality of life, bone loss, weight gain and cardiovascular complications. Because of these serious long-term safety concerns, corticosteroids are used primarily as a bridge to manage symptoms until immunomodulators or biologic agents become effective and enable mucosal healing. Oral immunosuppressants (e.g. azathioprine and 6-mercatopurine) have not been effective as induction agents and are generally used for steroid-sparing or as an adjunctive therapy for reducing immunogenicity against biologic agents. Oral immunosuppressants are also associated with known toxicities such as drops in white blood cell counts and increased risk for infection.

Since the approval of the first anti-TNF agent for the treatment of CD in 1998, the availability of JAK inhibitors and newer biological agents, including anti-integrin and anti-IL12/23, has improved the care of moderate-to-severe IBD (JAK inhibitors in UC only), but these are all anti-inflammatory agents and have safety and tolerability concerns, including increased risks for cancers, infections and blood clots due to their systemic impact and resulting effects on the immune system outside of the GI tract. More importantly, these subsequently approved therapies have generally failed to demonstrate a clinical remission effect size of more than 15% relative to placebo. Moreover, among those patients who do respond to therapy, up to 45% will lose response over time. As a consequence, despite the advances in approved therapies over the past two decades, more than 15% of UC and 50% of CD patients require surgery within 10 years of diagnosis. The most common cause of surgery in UC is progressive disease not responsive to medical therapy and in CD it is development of strictures and/or perforation, requiring surgical resection of the intestine. The only novel mechanism of action that is currently in late stage clinical development is oral S1P modulators, which are also anti-inflammatory agents.

While fibrosis and stricturing are common in CD, clinically observable colonic strictures have also been reported in up to 11% of patients with UC, and we believe microscopic submucosal fibrosis is actually much more prevalent in UC patients than reported. In a study that examined 89 consecutive UC colectomy specimens from Cleveland Clinic, submucosal fibrosis was detected in 100% of the specimen. Microscopic evidence of fibrosis in the colonic wall may have significant clinical implications such as motility abnormalities leading to symptoms such as diarrhea, abdominal pain, urgency and incontinence. It has long been speculated that intestinal fibrosis may be the underlying cause of persistent UC symptoms, after the resolution of inflammation, that is commonly misclassified as irritable bowel syndrome.

Current treatment of IBD applies a one-size-fits-all approach without regard to genetic or biological variations in patients. We believe there must be a paradigm shift towards developing specific therapies for patients whose disease is driven by a specific biology. To date, we believe there are no clinical stage programs focused on integrating precision therapeutics with companion diagnostics to overcome the limitations of a one-size-fits-all treatment approach for IBD. Additionally, despite the advances in anti-inflammatory therapeutics for the treatment of UC and CD over the past two decades, fibrosis in these patients has largely not been addressed by therapy, representing an area of high unmet need. There is currently no therapy approved or under development that directly targets the reversal of fibrosis in IBD.

Our Solutions for the Treatment of IBD

PRA023 (anti-TL1A mAb) + Companion Diagnostic

Utilizing our precision medicine approach, we have developed our lead product candidate, PRA023, which is an investigational, IgG1 humanized mAb that has been shown to block TL1A. Third-party antibody programs against this target have been shown to reduce both intestinal inflammation and fibrosis in preclinical studies, and this target has been clinically validated in a third-party Phase 2a clinical trial in UC. PRA023 binds both soluble and membrane-associated human TL1A with high affinity and specificity and has the potential to substantially improve outcomes for moderate-to-severe IBD patients predisposed to increased TL1A expression. PRA023 binds to a novel epitope that differentiates it from other anti-TL1A mAbs in clinical development. We are developing PRA023 for the treatment of UC and CD, and initiated a Phase 1a clinical trial in healthy volunteers in December 2020. Assuming favorable safety results in this trial, we expect to commence in parallel in 2021 a Phase 1b/2a randomized placebo-controlled clinical trial in patients with moderate-to-severe UC and an open-label Phase 1b clinical trial in patients with moderate-to-severe CD, with data expected in the second half of 2022 for both indications.

We are developing a genetic-based companion diagnostic to identify patients who are predisposed to increased expression of TL1A and therefore potentially more likely to respond to PRA023. We intend to evaluate and use this companion diagnostic starting with the Phase 1b/2a UC trial and the Phase 1b CD trial. We believe this approach will lead to reduced development costs and timelines, and ultimately lead to improved patient outcomes.

TL1A as an IBD drug target—potential to address not only inflammation but also fibrosis

Much of the early research and development on anti-TL1A therapy has focused on the TL1A-DR3 pathway with regards to regulation of inflammation. More recently, however, the potential for TL1A as a therapeutic target in intestinal fibrosis was demonstrated in a study conducted by Cedars-Sinai evaluating the effect of anti-TL1A antibodies in two mouse models of IBD. In these models, a neutralizing TL1A mAb or an isotype control was administered two times per week in mice with established colitis. In both disease models, treatment with the TL1A mAb led to substantial reduction in colonic collagen deposition compared to mice that received the isotype control Ab, suggesting that blocking TL1A signaling not only prevented progression of colonic fibrosis, but also reversed established fibrosis to similar levels measured prior to the onset of inflammation. We believe there is currently no other anti-fibrotic therapy approved for CD. Thus, intestinal fibrosis mediated by increased levels of TL1A in the gut, continues to remain an area of high unmet medical need in IBD and differentiates the TL1A pathway mechanism of action from other approved therapies.

TL1A—a clinically-validated drug target in UC

Pfizer’s TL1A compound (PF-06480605) was studied in a Phase 2a 14-week open-label study in 50 patients with moderate-to-severe UC, with inclusion criteria that did not select patients with companion diagnostic markers. The study observed a high proportion of patients (38%) achieving endoscopic improvement with endoscopies read at an independent reading center, which is statistically significant (p<0.05) in pre-specified analysis comparing to a historic placebo rate of 6%. In addition, 24% of subjects achieved clinical remission, also statistically significant (p<0.05), compared to the historic placebo remission rate of 6%. Lastly, substantial decreases in disease biomarkers were observed with early onset of action at weeks 2 to 4, a faster onset and response compared to the current standard of care. Treatment was generally well-tolerated. Serious adverse events were reported in three participants, one of which, alopecia (hair loss), was considered treatment-related. We believe these results clinically validate TL1A as a target in UC.

Preclinical Studies of PRA023

PRA023 is an investigational, humanized IgG1 mAb that uses a novel epitope relative to PF-006480605 and potently binds human and cynomolgus monkey TL1A. PRA023 has sub-nanomolar binding affinity to soluble TL1A and nanomolar affinity to membrane-associated TL1A. In in vitro studies, PRA023 blocked TL1A’s ability to bind and activate its receptor, DR3. In whole blood, PRA023 inhibited the TL1A-dependent IFN-g response following the ex vivo exposure to immune-complex and a combination of IL-12 and IL-18. Additionally, PRA023 was observed to be highly selective for TL1A with no detectable binding to related TNF super family members FAS, LIGHT, or TRAIL.

We assessed the potential toxicity of PRA023 in a series of nonclinical in vitro assays and in vivo studies in cynomolgus monkeys. The monkey was selected as a pharmacologically relevant nonclinical species because of similar TL1A protein sequence homology and nearly equivalent binding affinity of PRA023 to monkey TL1A, as compared to human. PRA023 is similarly active in monkey and human in vitro cell-based assays.

PRA023 has been engineered to remove the potential for the mAb to induce an immune response. In non-good laboratory practice (GLP) cell-based in vitro assays, PRA023 treatment did not lead to antibody- or cell-mediated cytotoxicity or cytokine release from peripheral blood cells thus indicating that it was not provoking an undesired immune response.

In a non-GLP tolerability and pharmacokinetic (PK) study, cynomolgus monkeys (1/sex/group) were administered PRA023 intravenous (IV) at 30, 100 and 243 mg/kg/week on Days 1 and 8 and subsequently followed for approximately 11 weeks to assess systemic exposure of PRA023. There were no PRA023-related clinical observations or changes in body weight, clinical chemistry, or hematology parameters. PK measurements suggested that PRA023 has a long half-life of 5 to 11 days, which is consistent with human IgG1 in monkeys.

A GLP study was performed to evaluate the potential toxicity, including immunotoxicity, of PRA023 and associated systemic exposure after six weeks of once-weekly dosing (7 total doses) in cynomolgus monkeys. PRA023 was administered IV (bolus) to male and female monkeys (3/sex/group) at doses of 0 (vehicle control), 30, 100, or 300 mg/kg/week. Recovery animals (2/sex/group) were administered 0 or 300 mg/kg/week of PRA023. The clinically relevant no observed adverse effect level (NOAEL) in this study was determined to be 300 mg/kg/week (the highest dose tested). There were findings observed that were secondary to generation of anti-drug antibodies (ADA) in response to administration of a humanized monoclonal antibody including a single death in the 30 mg/kg group and minimal vascular inflammation, which was the only finding that was considered adverse. All findings were fully reversible after a 6-week recovery period except for perivascular infiltrates, which persisted minimally in only a few tissues at 300 mg/kg/week, and minimal glomerulopathy noted in one recovery female at 300 mg/kg/week. ADA-related findings observed in nonclinical animal toxicity studies with human monoclonal antibodies generally are not considered relevant to humans. In December 2020, the FDA accepted our IND for PRA023, which included our toxicology data, and we began a Phase 1a clinical study in normal healthy volunteers.

A six-month repeat-dose monkey toxicity study is currently ongoing to evaluate the potential for chronic dosing in our planned future upcoming UC and CD studies.

Our Companion Diagnostic Product Candidate for PRA023

TL1A was one of the first targets shown by GWAS to be genetically associated with risk of developing IBD in a diverse patient population. Peripheral blood cells from patients carrying the TNFSF15 polymorphism risk SNPs produce higher levels of TL1A than those without the risk-associated polymorphism, suggesting this polymorphism may provide a means to identify patients with TL1A-driven disease and who are thus more likely to respond to anti-TL1A therapy. We are developing a genetic-based, 3-SNP polymerase chain reaction assay as a companion diagnostic for PRA023. In establishing our 3-SNP genomic biomarker set, we utilized machine-learning algorithms that, in contrast to traditional GWAS methodologies, allow us to take into account complex, non-linear genomic interactions that drive complex biology such as IBD. Our approach also prioritizes combinations that correlate with high TL1A pathway activity and not merely all patients with an observed set of symptoms. Across two CD patient cohorts, one consisting of patients from Cedars-Sinai and another from U.S. community IBD centers, our companion diagnostic product candidate identified 42% and 29%, respectively, of the patients as having increased TL1A expression and, in comparing with all CD patients in each cohort, showed about a 4-times greater probability of identifying patients increased TL1A expression over IBD patients with lowered TL1A expression.

Clinical Development Plan for PRA023

We are developing PRA023 for the treatment of UC and CD, and initiated a Phase 1a clinical trial in normal healthy volunteers in December 2020. Assuming favorable safety results in this trial, we expect to commence in parallel in 2021 a Phase 1b/2a randomized placebo-controlled clinical trial in patients with moderate-to-severe UC and an open label Phase 1b clinical trial in patients with moderate-to-severe CD, with data expected in the second half of 2022 for both indications. Concurrently with these clinical trials, we expect to submit an investigational device exemption (IDE) application for our companion diagnostic for PRA023.

The Phase 1a clinical trial is a single-center, double-blind, placebo-controlled safety, tolerability and PK study in normal healthy volunteers receiving IV administration of PRA023. The single ascending dose (SAD) phase of the trial consist of 8 subjects (6 active and 2 placebo) per cohort with up to 6 dose levels. The multiple ascending dose (MAD) phase of the trial will commence after an equal or higher SAD dose has been studied and acceptable safety and tolerability has been observed. The MAD phase will consist of 8 subjects (6 active and 2 placebo) per cohort with up to 5 dose levels. The trial will evaluate the safety, tolerability and pharmacokinetics of single and multiple doses of PRA023 via IV administration as well as the PK of PRA023 after single and multiple doses in healthy, ambulatory, non-smoking, male or female volunteers aged 18 to 60 years. In addition, the trial will determine the effects of PRA023 on pharmacodynamic (PD) markers as well as the exposure-response relationship of PRA023 on PD markers.

PR600 Program

Our PR600 program targets a member of the TNF super family, whose expression is limited to immune cells. It has been shown that blocking this target inhibits disease in multiple third-party IBD animal models. We believe that a therapeutic developed against this target is likely to impede both the reactivation and propagation of the pathogenic immune response in IBD. We have identified multiple genetic variants linked to patient subpopulations with a complicated course of disease. We have conducted functional genetic studies in patient samples and have identified genetic variations associated with an increase in target expressing immune cells in CD peripheral blood and an increased capacity to produce inflammatory cytokines. We intend to leverage Prometheus360 in combination with functional assays to identify patients with these genetic variants. We entered into the Falk Agreement in order to leverage Falk’s experience in GI drug development and commercialization in Europe. Under this agreement, we granted to Falk exclusive commercialization rights in Europe, Australia and New Zealand, while we retained commercialization rights in the United States and the rest of the world for therapeutics developed from our PR600 program. We expect to submit an IND for a therapeutic candidate from the PR600 program in the second half of 2022.

PR300 Program

Our PR300 program targets an orphan GPCR expressed predominantly in the GI tract that we believe has important functions underlying intestinal epithelial integrity and innate immune cell function. We have identified a coding SNP in the gene of this target that represents a very strong genetic association with UC. Through further datamining, we have also identified multiple additional genetic variants that are associated with both UC and CD. These variants are linked to hard-to-treat clinical patient subpopulations, including those with medically refractory UC and perianal CD.

Intellectual Property

Our commercial success depends in part on our ability to obtain, maintain and protect intellectual property and other proprietary rights for our current and future product candidates, novel discoveries, product development technologies, patient enrichment strategies and companion diagnostics, and know-how, to operate without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of others, and to prevent others from infringing, misappropriating or otherwise violating our intellectual property and proprietary rights. We seek to protect our proprietary position by, among other methods, filing or exclusively in-licensing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business. We also rely on trade secrets, know-how, continuing technological innovation and potential in-licensing of intellectual property to develop and maintain our proprietary position.

As for the therapeutic product candidates we are developing and seeking to commercialize, we intend to pursue composition and therapeutic method of use patents, dosage formulation patents, and therapeutic use patents on novel indications. For our therapeutic product candidates that are biologics, and more particularly monoclonal antibodies, we also intend to seek protection for epitopes, amino acid and nucleotide sequences, and other claims conventionally used to protect aspects of therapeutic biological agents. As for diagnostic and prognostic products and product candidates, we intend to pursue methods of use patents on novel patient selection methods for our therapeutic candidates and known compounds, and novel patient stratification criteria useful in the prognosis or diagnosis of disease. We may also pursue patents with respect to our proprietary screening and drug development processes and technology. We may also seek patent protection, either alone or jointly with our collaborators, as our collaboration agreements may dictate.

Our patent portfolio as of January 15, 2021 includes approximately 11 issued or allowed U.S. patents, 19 pending U.S. non-provisional patent applications and 14 pending U.S. provisional patent applications with claims relating to all of our product candidates, all of which are owned or in-licensed by us. We exclusively own one of the issued or allowed U.S. patents and own or co-own approximately seven of the pending U.S. non-provisional patent applications. We license approximately 10 of the issued or allowed U.S. patents, as well as 14 of the pending U.S. non-provisional patent applications. Our patent portfolio as of January 15, 2021 also includes approximately 10 pending Patent Cooperation Treaty (PCT) applications and certain foreign counterparts of approximately 14 of the aforementioned U.S. patents and U.S. patent applications in at least one of the following foreign countries: Argentina, Australia, Canada, China, Japan, South Korea, Taiwan and countries within the European Patent Convention, with claims relating to all of our product candidates. With respect to our lead therapeutic product candidate, PRA023, we exclusively own or license two issued U.S. patent and four pending U.S. patent applications in three different patent families relating to the composition of PRA023 and its therapeutic use, as well as two pending U.S. non-provisional patent applications and one pending U.S. provisional patent application related to the companion diagnostic for PRA023. In addition, our non-U.S. patent portfolio directed to the composition of PRA023 and its companion diagnostic includes one pending PCT applications and foreign counterparts in foreign countries, including Argentina, Australia, Taiwan, Japan, Laos, Malaysia, Philippines, Singapore, Thailand, Brunei, Canada, Cambodia, Hong Kong, Korea, China, Indonesia, New Zealand, Venezuela, as well as countries within the European Patent Convention. As of January 15, 2021, we expect the expiry dates for the issued U.S. patents for the composition of PRA023 to be no earlier than 2037. Regarding our PR600 program, we co-own and exclusively license from Cedars-Sinai one pending PCT application related to patient selection. We do not currently own or license any composition of matter patents or patent applications covering PR600. Regarding our PR300 program, we exclusively own one pending U.S. patent application and three pending U.S. provisional patent applications related to composition of matter.

Provisional patent applications are not eligible to become issued patents until, among other things, we file a non-provisional patent application within 12 months of filing of one or more of our related provisional patent applications. Moreover, PCT patent applications are not eligible to become an issued patent until, among other things, we file one or more national stage patent applications within, depending on the country, 30 to 32 months of the PCT application’s priority date in the countries in which we seek patent protection. If we do not timely file any non-provisional patent applications or national stage patent applications, we may lose our priority date with respect to our provisional patent applications or PCT patent applications and any patent protection on the inventions disclosed in our provisional patent applications. While we intend to timely file non-provisional patent applications relating to our provisional patent applications and national stage patent applications relating to our PCT patent applications, we cannot predict whether any such patent applications will result in the issuance of patents that provide us with any competitive advantage.

Individual issued patents extend for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, utility patents issued for applications filed in the United States are granted a term of 20 years from the earliest effective filing date of a non-provisional patent application. The term of a patent, and the protection it affords, is therefore limited and once the patent term of our issued patents have expired, we may face competition, including from other competing technologies. Because of the extensive time required for clinical development and regulatory review of a drug we may develop, it is possible that, before any of our product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of any such patent.

In addition, in certain instances, a U.S. patent term can be extended to recapture a portion of the term effectively lost as a result of the Food and Drug Administration (FDA) regulatory review period or delay by the USPTO in issuing the patent. However, with respect to patent term extensions granted as a result of the FDA regulatory review period, the restoration period cannot be longer than five years, the total patent term including the restoration period must not exceed 14 years following FDA approval, only one patent applicable to each regulatory review period may be extended and only those claims covering the approved drug or a method for using it may be extended. We may not receive an extension if we fail to exercise due diligence during the testing phase or regulatory review process, fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. There can be no assurance that we will benefit from any patent term extension or favorable adjustment to the term of any of our patents.

The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. However, the actual protection afforded by a patent varies on a product by product basis, from country to country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we do not adequately protect our intellectual property, third parties, including our competitors, may be able to use our technologies to produce and market drugs or diagnostic and/or prognostic products in direct competition with us and erode our competitive advantage. The patent positions of biotechnology and pharmaceutical products and processes like those we may develop and commercialize are generally uncertain and involve complex legal and factual questions that may diminish our ability to protect our intellectual property. For more information regarding risks related to our intellectual property, see “Risk Factors—Risks Related to Our Intellectual Property.”

Rapidly evolving patent laws in the United States and elsewhere make it difficult to predict the breadth of claims that may be allowed or enforced in our patents. Moreover, patent offices in general can require that patent applications concerning pharmaceutical and/or biotechnology-related inventions be limited or narrowed substantially to cover only the specific innovations exemplified in the patent application, thereby limiting the scope of protection against competitive challenges. Thus, even if we are able to obtain patents, the patents may be substantially narrower than anticipated.

Our ability to maintain and defend our intellectual property and proprietary position for our products, product candidates and other technologies will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of the patent applications that we may file or license from third parties will result in the issuance of any patents. The issued patents that we own, may receive in the future, or license from third parties may be challenged, invalidated, held unenforceable, narrowed or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against third parties, including our competitors, with similar technology. Furthermore, third parties, including our competitors, may be able to independently develop and commercialize similar drugs or products, or duplicate our technology, business model or strategy without infringing our patents.

Trade Secrets

We also rely upon unpatented trade secrets and know-how and continuing technological innovation to develop, protect and maintain our competitive position and aspects of our business that are not amenable to, or that we do not presently consider appropriate for, patent protection and prevent competitors from reverse engineering or copying our technologies. However, the foregoing rights are difficult to protect. We seek to protect our proprietary information, in part, using confidentiality agreements with our commercial partners, collaborators, employees and consultants and invention assignment agreements with our employees. We also have confidentiality agreements or invention assignment agreements with our commercial partners and selected consultants. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and we may not have adequate remedies for any breach. There can be no assurance that these agreements will be self-executing or otherwise provide meaningful protection for our trade secrets or other intellectual property or proprietary information. In addition, our trade secrets may otherwise become known or be independently discovered by third parties, including our competitors. To the extent that our commercial partners, collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. For more information regarding risks related to our trade secrets, see “Risk Factors—Risks Related to Our Intellectual Property.”

Collaboration and License Agreement Overview

Our Collaboration with Cedars-Sinai Medical Center

In September 2017, we entered into an exclusive license agreement with Cedars-Sinai that grants us an exclusive, worldwide license from Cedars-Sinai with respect to certain patent rights, information and materials related to therapeutic targets and companion diagnostic products for the diagnosis and treatment of IBD, in each case to conduct research and development, as well as to commercialize diagnostic or therapeutic products (Cedars-Sinai Products) that are covered by the patents or that are developed through use of the licensed rights. The technology subject to the foregoing license includes information and materials arising out of the Cedars-Sinai database and biobank, as well as exclusive access to this database and biobank to develop diagnostic and therapeutic products for human use, which biobank is an integral part of our Prometheus360 platform. PRA023 and our PR600 and PR300 development programs and any related companion diagnostics, as well as any diagnostic products we develop under the Takeda collaboration agreement discussed below, are all covered as Cedars-Sinai Products under the agreement, to the extent covered by the licensed patents or developed through the licensed rights. We were also granted an exclusive first right to negotiate with Cedars-Sinai to obtain exclusive licenses to future patent rights claiming inventions invented by certain Cedars-Sinai employees after the effective date of the agreement through any use of the patent rights and technology initially licensed to us by Cedars-Sinai. We have the right to sublicense our rights under the license agreement, subject to certain conditions. We are required to use commercially reasonable efforts to develop and commercialize Cedars-Sinai Products and to achieve certain development and regulatory milestones.

As upfront consideration for the license agreement, we issued to Cedars-Sinai 2,575,000 shares of fully vested common stock and 3,350,000 shares of restricted common stock, which shares fully vested in September 2020. We are obligated to pay Cedars-Sinai low- to mid-single digit percentage royalties on net sales of therapeutic and diagnostic Cedars-Sinai Products.

The term of, and our royalty obligations under, the license agreement expires on a licensed Cedars-Sinai Product-by-Cedars-Sinai Product and country-by-country basis on the later of ten years from the date of first commercial sale or when there is no longer a valid patent covering such licensed Cedars-Sinai Product in such country. As of January 15, 2021, the estimated expiry date for the latest to expire valid patent will be November 2042, if issued. We may terminate the agreement in the event that we determine that it would not be commercially reasonable to continue to develop and/or commercialize Cedars-Sinai Products. Cedars-Sinai may terminate the agreement if the performance by either party would jeopardize Cedars-Sinai’s legal status or is illegal or unethical. In addition, either party may terminate the agreement in the event of an uncured material breach by the other party. The agreement will terminate automatically in the event of our bankruptcy. Upon termination of the agreement for any reason all rights and licenses granted to us under the agreement will terminate.

In March 2019, we entered into two additional exclusive license agreements with Cedars-Sinai, pursuant to which Cedars-Sinai granted us an exclusive license in certain additional patent rights related to the treatment of UC and CD, respectively. In consideration for each such license, we paid Cedars-Sinai an upfront license fee. Each agreement will terminate automatically in the event of our bankruptcy. Cedars-Sinai may terminate either agreement if the performance by either party would jeopardize Cedars-Sinai’s legal status or is illegal or unethical. In addition, either party may terminate either agreement in the event of an uncured material breach by the other party.

Our Collaboration with Takeda

In March 2019, we entered into the Takeda Agreement with Millennium Pharmaceuticals, Inc., a wholly owned subsidiary of Takeda. Pursuant to this agreement, we established a strategic collaboration pursuant to which we will develop a companion diagnostic product (Diagnostic Product) for one selected drug target, with the option for Takeda to select an additional drug target (each, a Collaboration Target), in support of development and potential commercialization by Takeda of any therapeutic clinical candidates that it develops in connection with the agreement directed against a Collaboration Target for the treatment of IBD (Takeda Drugs). The parties are obligated to use diligent efforts (as defined in the agreement) to perform their respective obligations under the agreement. With respect to each Collaboration Target, the parties have agreed to work exclusively with each other on the development and commercialization of the Diagnostic Product(s) for use with a specific Takeda Drug during the term of the agreement. We will be responsible for development and commercialization of the Diagnostic Product(s) pursuant to the terms and conditions of the agreement, while Takeda will be responsible for all future clinical development and commercialization of the Takeda Drug(s).

We own all right, title and interest in and to intellectual property arising out of the collaboration that relates to (i) methods of selecting patients for treatment, (ii) methods of treating those patients generally, and (iii) any assays or tests, including compositions used in, and methods of manufacturing, such assays or tests. Takeda owns all right, title and interest in and to intellectual property arising out of the collaboration that relates to a compound or the chemical genus thereof owned or controlled by Takeda, as well as formulations and methods of therapeutic use of such compound. We granted Takeda a non-exclusive, worldwide license under our relevant background intellectual property and certain intellectual property arising under the agreement as necessary to exploit Takeda Drugs for use with Diagnostic Products and to perform its obligations under the agreement. In addition, we granted Takeda an exclusive, worldwide license under certain intellectual property arising from the agreement that primarily relates to the Diagnostic Products to exploit the Takeda Drugs with the Diagnostic Products. Takeda granted us a worldwide, royalty-free license under Takeda’s background intellectual property and intellectual property arising under the agreement to develop and commercialize Diagnostic Products for use with Takeda Drugs, which license is non-exclusive other than with respect to certain arising intellectual property related to the Takeda Drugs and their use for this purpose, in which case it is exclusive.

Takeda paid us an upfront technology access fee of $1.5 million under the agreement, and is obligated to pay us a pre-specified amount to cover our internal development expenses for activities undertaken pursuant to a mutually agreed upon work plan under the agreement. Takeda is obligated to make future development and regulatory milestone payments to us of up to $47.9 million for each Collaboration Target, commercial milestone payments of up to $25 million in connection with each Collaboration Target for successful commercialization of the applicable Takeda Drug and the associated Diagnostic Product, and sales milestone payments of up to $75 million in connection with each Collaboration Target, provided that regulatory approval for the applicable Takeda Drug includes use of the associated Diagnostic Product. In addition, Takeda is obligated to pay us a low-single digit percentage royalty on net sales of all Takeda Drugs, which are subject to certain reductions, including in the case that the regulatory approval for the applicable Takeda Drug does not require use of the associated Diagnostic Product.

The term of, and royalty obligations under, the Takeda Agreement expires on a Takeda Drug-by-Takeda Drug and country-by-country basis on the later of (i) ten years from the date of first commercial sale, (ii) when there is no longer a valid patent covering a Takeda Drug in such country, and (iii) expiration of any applicable regulatory exclusivity for such Takeda Drug. Takeda may terminate the agreement, in whole or with respect to a given Collaboration Target, at any time with or without cause. We may terminate the agreement on a diagnostic product-by-diagnostic product or Target-by-Target basis in the case of lack of scientific merits or insurmountable technical challenges in developing such diagnostic products, or diagnostic products specific for such Collaboration Target generally, despite using diligent efforts (as defined in the agreement). In addition, either party may terminate the agreement in the event of an uncured material breach by, or bankruptcy of, the other party. Upon termination of the agreement, the licenses granted to each party by the other party under the agreement will terminate; except that if we terminate the agreement due to scientific or technical challenges, or Takeda terminates the agreement due to an uncured material breach by us, or bankruptcy of ours and Takeda opts to continue the development and commercialization of any Takeda Drug for use with the associated Diagnostic Product then if Takeda proceeds to commercialize any Takeda Drug for use with the associated Diagnostic Product after the termination of the agreement, any remaining Takeda payment obligations in connection with the associated Collaboration Target will be reduced by a specified percent.

If Takeda opts to commercialize a Takeda Drug independent of the associated Diagnostic Product(s), Takeda may request a target license that survives termination of this agreement. Under such target license, we will grant Takeda an exclusive, worldwide license to use the information with respect to the applicable target to develop, manufacture and commercialize such Takeda Drugs. Takeda is obligated to pay a low single-digit percentage royalty on sales of such Takeda Drug pursuant to such target license.

Our Collaboration with Falk

In July 2020, we entered into a co-development and manufacturing agreement (the Falk Agreement) with Dr. Falk Pharma GmbH (Falk), pursuant to which we will co-develop and commercialize, exclusively in our respective territories, therapeutic product candidates targeting members of the TNF super family for the treatment of UC and CD under our PR600 program. We will mutually agree with Falk on a development plan with respect to such products, and each party agreed to use commercially reasonable efforts to conduct such development activities. We will be responsible for regulatory approvals and commercialization of any products in the United States and the rest of the world, other than the Falk territory. Falk is responsible for regulatory approvals and commercialization of any products in the European Union, United Kingdom, Switzerland, the countries of the European Economic Area (excluding Malta and the Republic of Cyprus), Australia and New Zealand (Falk territory). Under the agreement, Falk agreed to fund 25% of our third party development costs set forth in the mutually agreed upon development plan.

Falk paid us an upfront payment in the low seven figures under the Falk Agreement, and is required to make a second cash payment in a similar amount to us following our mutual agreement on the development plan. In addition, Falk is obligated to make future development milestone payments to us of up to $15 million, and to pay us a mid-single to low-double digit royalty on net sales of all products incorporating antibodies covered by the agreement in the Falk territory. We agreed to pay Falk a low-single digit royalty on net sales for such products in our territory. Any intellectual property, including know-how, owned by us, Falk, or our respective affiliates that existed prior to the effective date of the agreement or is generated during the term of the agreement, that is also necessary or useful to develop, manufacture, or commercialize the compounds and/or products that result from the collaboration, are jointly owned by us and Falk at a share of 75% for us and a 25% for Falk.

The term of, and our respective royalty obligations under, the agreement expires on a product-by-product and country-by-country basis on the later of (i) ten years from the date of first commercial sale, (ii) when there is no longer a valid patent covering a product in such country, or (iii) expiration of any applicable regulatory exclusivity for such product. As of January 12, 2021, the estimated expiry date for the latest to expire valid patent will be April 2039, if issued. Falk may terminate the agreement without cause, and either party may terminate the agreement for regulatory or scientific reasons. In the event of such termination, all licenses granted to the terminating party will cease and be transferred to the non-terminating party, and such non-terminating party will have access to the know-how and any other intellectual property controlled by the terminating party, if in existence as of the effective date of the agreement or during the term of the agreement, provided the know-how and other intellectual property is necessary or useful to develop, manufacture, or commercialize the therapeutic candidates under the PR600 program, subject to the obligation to pay the applicable royalties to the terminating party. In addition, either party may terminate the agreement in the event of an uncured material breach by, or bankruptcy of, the other party. In the event of such termination, the terminating party has the option to purchase the non-terminating party’s ownership share of any jointly owned intellectual property at a fair market price. Additionally, in the event of such termination for uncured material breach or bankruptcy: all rights of the terminating party granted under the agreement will be maintained and extended as required to develop, manufacture and commercialize the compounds and/or products that result from the collaboration for the remainder of the term, while any licenses granted to the non-terminating party shall terminate upon the effective date of termination and the obligation of each party to co-fund development will remain unaffected.

Our License Agreement with Alloy Therapeutics, LLC

In March 2020, we entered into a license agreement with Alloy Therapeutics, LLC (Alloy), pursuant to which Alloy granted us a non-exclusive license under Alloy’s patent and other intellectual property rights to use Alloy’s platform technology solely for antibody discovery, and to exploit products incorporating such antibodies discovered using Alloy’s platform technology (Alloy Products). In return, we granted to Alloy a non-exclusive license to certain data we generate under this agreement, solely for marketing Alloy’s platform technology and developing improvements to the same. We are using Alloy’s technology in connection with our PR600 development program. We paid Alloy a five-digit upfront fee, and the license is subject to a five-digit annual maintenance fee. In addition, we are obligated to make future milestone payments of up to $15.6 million per product. We have the right to sublicense our rights under the license agreement, subject to a one-time fee. The term of our access to the Alloy technology for new antibody discovery purposes expires two years from the effective date of the agreement. We may terminate the agreement for any or no reason. In addition, either party may terminate the agreement in the event of an uncured material breach by or bankruptcy of the other party. Our right to use and license to antibodies selected by us under the agreement survive any termination of the agreement, subject to the foregoing payment obligations.

Manufacturing

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We rely, and expect to continue to rely on third parties for the manufacture of our product candidates and related raw materials for preclinical and clinical development, as well as for commercial manufacture of any of our product candidates that receive marketing approval. We believe there are multiple sources for all of the materials required for the manufacture of our product candidates and development programs. As our product candidates advance through development, we expect to enter into longer-term commercial supply agreements with key suppliers and manufacturers to fulfill and secure our production needs.

Sales and Marketing

We believe that we can maximize the value of our products by retaining substantial commercialization rights to our product candidates and companion diagnostics, and, where appropriate, entering into collaborations for specific therapeutic indications or geographic territories.

As we progress PRA023 and other development programs through clinical development, we will leverage the knowledge and experience of our sales team and company brand awareness to prepare for and implement a potential product launch.

We have global commercial rights to PRA023 and its companion diagnostic. Our current commercial strategy is to market PRA023 and its companion diagnostics using a dedicated sales force focused on selected gastroenterologists in the United States. These target prescribers are typically affiliated with leading hospitals and medical centers and tend to have well-established referral networks. We expect to benefit from preexisting relationships with many of these gastroenterology prescribers and believe that we can appropriately manage outreach and effectively commercialize PRA023 through a specialty care sales model.

We retain rights similar to those for PRA023 for each of our unpartnered programs. For PR600, which is subject to the Falk collaboration, we have exclusively outlicensed commercialization rights to Falk in Europe, Australia and New Zealand. However, we retain commercial rights to our PR600 program in the United States and the rest of the world and plan to take a similar commercialization approach as with PRA023, if approved.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our scientific knowledge, technology and development experience, our Prometheus360 platform and our pioneering culture provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions. Any therapeutic candidates and companion diagnostics that we successfully develop and commercialize will compete with existing products and new products that may become available in the future.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industry may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize therapeutic products that are safer, more effective, have fewer or less severe side effects, or companion diagnostics that are more effective, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic products. If our product candidates achieve marketing approval, we expect that they will be priced at a significant premium over competitive products.

The key competitive factors affecting the success of all of our therapeutic product candidates if approved, are likely to be efficacy, safety, convenience, price, the level competition, intellectual property protection and the availability of reimbursement from government and other third-party payors.

If approved for the treatment of patients with moderate-to-severe IBD, PRA023 and our other development programs would compete with Entyvio, which is an a4b7 integrin antibody marketed by Takeda, Humira, which is a TNF antibody marketed by AbbVie Inc., Stelara, which is an IL-12/IL-23 antibody marketed by Johnson & Johnson, Xeljanz, which is a JAK1 inhibitor marketed by Pfizer Inc., and Simponi, which is a TNF antibody marketed by Johnson & Johnson.

We are aware of several companies with product candidates in development for the treatment of patients with UC and/or CD, including Pfizer Inc.’s PF-06480605, Rinvoq, which is a JAK1 inhibitor being developed in Phase 3 clinical trials by AbbVie Inc., ozanimod, which is a S1P inhibitor being developed in Phase 3 clinical trials by Bristol-Myers Squibb Company, etrolizumab, which is a b7 integrin being developed in Phase 3 clinical trials by F. Hoffman-La Roche AG, mirikizumab, which is an anti-IL-23 antibody being developed in Phase 3 clinical trials by Eli Lilly and Company, and filgotinib, a JAK1 inhibitor being developed in Phase 3 clinical trials by Gilead Sciences, Inc. We are also aware of additional product candidates in clinical trials by AbbVie Inc., Abivax SA, Amgen Inc., Arena Pharmaceuticals, Inc., C.H. Boehringer Sohn AG & Ko. KG, Bristol-Myers Squibb Company, Celgene Corporation, Gilead Sciences, Inc., GlaxoSmithKline plc, Gossamer Bio, Inc., Incyte Corp., Janssen Pharmaceutica N.V., Landos Biopharma, Inc., Protagonist Therapeutics, Inc., Theravance Biopharma, Inc., Applied Molecular Transport Inc., Pandion Therapeutics, Inc., RedHill Biopharma Ltd. and Seres Therapeutics, Inc.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing, post-approval monitoring and reporting, pricing, and export and import of diagnostic tests and pharmaceutical products such as those we are currently marketing and developing. The process of obtaining and maintaining regulatory approvals and the subsequent compliance with appropriate federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources.

U.S. Regulation of Diagnostic Tests and other Medical Devices

In the United States, the laws and regulations governing the marketing of diagnostic products are evolving, extremely complex, and in many instances, there are no significant regulatory or judicial interpretations of these laws and regulations. The Federal Food, Drug and Cosmetic Act (FDCA) defines a medical device to include any instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent, or other similar or related article, including a component part, or accessory, intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment, or prevention of disease, in man or other animals. Among other things, pursuant to the FDCA and its implementing regulations, the FDA regulates the research, testing, manufacturing, safety, labeling, storage, recordkeeping, premarket clearance or approval, marketing and promotion and sales and distribution of medical devices in the United States to ensure that medical products distributed domestically are safe and effective for their intended uses.

PMA Pathway

We are developing companion diagnostics to be used in connection with our therapeutic product candidates, if approved. These companion diagnostics are regulated by the FDA as medical devices. The FDA categorizes medical devices into one of three classes—Class I, II, or III—based on the risks presented by the device and the regulatory controls necessary to provide a reasonable assurance of the device’s safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the Quality System Regulation (QSR) facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. Special controls are established by the FDA for a specific device type and often include specific labeling provisions, performance metrics, and other types of controls that mitigate risks of the device (usually incorrect results for an in-vitro diagnostic device (IVD)). Devices deemed by the FDA to pose the greatest risks, such as life sustaining, life supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of an application for premarket approval (PMA). Some pre-amendment devices are unclassified, but are subject to the FDA’s premarket notification and clearance process in order to be commercially distributed.

Class III devices, including most companion diagnostics, generally require PMA approval before they can be marketed. Obtaining PMA approval requires the submission of “valid scientific evidence” to the FDA to support a finding of a reasonable assurance of the safety and effectiveness of the device. A PMA must provide complete analytical and clinical performance data and also information about the device and its components regarding, among other things, device design, manufacturing and labeling. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If the FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, FDA’s review often takes significantly longer, and can take up to several years. An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. As part of the FDA’s review of a PMA, the FDA will typically inspect the manufacturer’s facilities for compliance with QSR requirements, which impose requirements related to design controls, manufacturing controls, documentation and other quality assurance procedures. The user fee costs and the length of FDA review time for obtaining PMA approval are significantly higher than for a 510(k) notification or a de novo classification.

The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). The FDA may approve a PMA with post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported PMA approval or requirements to conduct additional clinical studies post-approval. The FDA may condition PMA approval on some form of post-market surveillance when deemed necessary to protect the public health or to provide additional safety and efficacy data for the device in a larger population or for a longer period of use. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to the FDA on the clinical status of those patients. Failure to comply with the conditions of approval can result in material adverse enforcement action, including withdrawal of the approval.

Certain changes to an approved device, such as changes in manufacturing facilities, methods, or quality control procedures, or changes in the design performance specifications, which affect the safety or effectiveness of the device, require submission of a PMA supplement. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. Certain other changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the data that were submitted with the original PMA are not applicable for the change in demonstrating a reasonable assurance of safety and effectiveness.

We expect that any companion diagnostics we develop, either alone or in collaboration with third parties, will require approval of a PMA before they can be marketed for use with a therapeutic product.

510(k) Notification Pathway.

To obtain 510(k) clearance, a manufacturer must submit a premarket notification demonstrating to the FDA’s satisfaction that the proposed device is “substantially equivalent” to another legally marketed device that itself does not require PMA approval (a predicate device). A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. The FDA’s 510(k) clearance process usually takes from three to twelve months, but often takes longer. FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. In addition, the FDA collects user fees for certain medical device submissions and annual fees and for medical device establishments.

If the FDA agrees that the device is substantially equivalent to a lawfully marketed predicate device, it will grant 510(k) clearance to authorize the device for commercialization. If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the de novo process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device, discussed below.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, PMA approval. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. Many minor modifications are accomplished by a “letter to file” in which the manufacturer documents the rationale for the change and why a new 510(k) is not required. However, if the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until 510(k) marketing clearance or PMA approval is obtained. Also, in these circumstances, the manufacturer may be subject to significant regulatory fines or penalties.

Over the last several years, the FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) clearance process for their products. For example, in November 2018, FDA officials announced forthcoming steps that the FDA intends to take to modernize the premarket notification pathway under Section 510(k) of the FDCA. Among other things, the FDA announced that it planned to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals included plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old.

In May 2019, the FDA solicited public feedback on its plans to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates, including whether the FDA should publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. The FDA requested public feedback on whether it should consider certain actions that might require new authority, such as whether to sunset certain older devices that were used as predicates under the 510(k) clearance pathway. These proposals have not yet been finalized or adopted, and the FDA may work with Congress to implement such proposals through legislation. More recently, in September 2019, the FDA published revised final guidance outlining an optional “safety and performance based” premarket review pathway for manufacturers of “well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway, by demonstrating that such device meets objective safety and performance criteria established by the FDA, obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA maintains a list of device types appropriate for the “safety and performance based pathway” and has continued to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as recommended the testing methods for such devices where feasible.

If no legally marketed predicate can be identified for a new device to enable use of the 510(k) pathway, the device is automatically classified under the FDCA into Class III, which generally requires PMA approval. However, the FDA can reclassify or seek de novo classification for a device that meets the FDCA standards for a Class I or Class II device, permitting the device to be marketed without PMA approval. To grant such a reclassification, the FDA must determine that the FDCA’s general controls alone, or general controls and special controls together, are sufficient to provide a reasonable assurance of the device’s safety and effectiveness. The de novo classification route is generally less burdensome than the PMA approval process.

De Novo Classification

Medical device types that the FDA has not previously classified as Class I, II or III are automatically classified under the FDCA into Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a route to market for low to moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the “Request for Evaluation of Automatic Class III Designation,” or the de novo classification procedure. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. Prior to the enactment of the Food and Drug Administration Safety and Innovation Act of 2012 (FDASIA) a medical device could be eligible for de novo classification only if the manufacturer first submitted a 510(k) premarket notification and received a determination from the FDA that the device was not substantially equivalent to a legally marketed predicate device. FDASIA streamlined the de novo classification pathway by permitting manufacturers to request de novo classification directly without first submitting a 510(k) premarket notification to the FDA and receiving a not substantially equivalent determination. If the manufacturer seeks reclassification into Class II, the manufacturer must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. In addition, the FDA may reject the request if it identifies a legally marketed predicate device that would be appropriate for a 510(k) notification, determines that the device is not low to moderate risk, or that general controls would be inadequate to control the risks and special controls cannot be developed. After a device receives de novo classification, any modification that could significantly affect its safety or efficacy, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, another de novo request or even PMA approval.

Investigational Device Exemption Process.

Clinical trials are almost always required to support a PMA and are sometimes required to support a 510(k) submission. All clinical investigations of investigational devices to determine safety and effectiveness must be conducted in accordance with the FDA’s investigational device exemption (IDE) regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk” to human health, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA, unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.

In addition, the study must be approved by, and conducted under the oversight of, an Institutional Review Board (IRB) for each clinical site. The IRB is responsible for the initial and continuing review of the IDE, and may pose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements. Acceptance of an IDE application for review does not guarantee that the FDA will allow the IDE to become effective and, if it does become effective, the FDA may or may not determine that the data derived from the trials support the safety and effectiveness of the device or warrant the continuation of clinical trials. An IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study plan or the rights, safety or welfare of human subjects.

During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping, and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA regulations and must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and recordkeeping requirements. Additionally, after a trial begins, we, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits.

Expedited Development and Review Programs for Medical Devices

Through recent federal legislation, the FDA has implemented a Breakthrough Devices Program, which is a voluntary program offering manufacturers of certain devices an opportunity to interact with the FDA more frequently and efficiently as they develop their products with the goal of expediting commercialization of such products to help patients have more timely access. The program is available to medical devices that meet certain eligibility criteria, including that the device provides more effective treatment or diagnosis of life-threatening or irreversibly debilitating diseases or conditions, and constitutes a device (i) that represents a breakthrough technology, (ii) for which no approved or cleared alternatives exist, (iii) that offer significant advantages over existing approved or cleared alternatives, or (iv) the availability of which is in the best interest of patients. Devices granted Breakthrough Device designation are eligible to rely on certain features of the Breakthrough Device Program, including interactive and timely communications with FDA staff, use of post-market data collection, when scientifically appropriate, to facilitate expedited and efficient development and review of the device, opportunities for efficient and flexible clinical study design and priority review of premarket submissions.

Postmarket Regulation of Medical Devices

After a device is cleared or approved by the FDA for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

•	establishment registration and device listing with the FDA;

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QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of “off-label” uses of cleared or approved products;

•	requirements related to promotional activities;

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clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of cleared devices, or approval of certain modifications to PMA-approved devices;

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medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

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correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

•	The FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

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post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Device manufacturing processes subject to FDA oversight are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. Manufacturers are subject to periodic scheduled or unscheduled inspections by the FDA. A failure to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, manufacturing operations and the recall or seizure of products. The discovery of previously unknown problems with products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that a manufacturer has failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, including the following:

•	issuance of warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•	requesting or requiring recalls, withdrawals, or administrative detention or seizure of our products;

•	imposing operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

•	withdrawing 510(k) clearances or PMA approvals that have already been granted;

•	refusal to grant export approvals for our products; or

•	criminal prosecution.

FDA U.S. Regulation of Companion Diagnostics

If safe and effective use of a therapeutic depends on an IVD, then the FDA generally will require approval or clearance of that diagnostic, known as a companion diagnostic, at the same time that the FDA approves the therapeutic product. In August 2014, the FDA issued final guidance clarifying the requirements that will apply to approval of therapeutic products and in vitro companion diagnostics. According to the guidance, if the FDA determines that a companion diagnostic device is essential to the safe and effective use of a novel therapeutic product or indication, FDA generally will not approve the therapeutic product or new therapeutic product indication if the companion diagnostic device is not approved or cleared for that indication. Approval or clearance of the companion diagnostic device will ensure that the device has been adequately evaluated and has adequate performance characteristics in the intended population. The review of in vitro companion diagnostics in conjunction with the review of our therapeutic product candidates will, therefore, likely involve coordination of review by the FDA’s Center for Drug Evaluation and Research or the FDA’s Center for Biologics Evaluations and Research and the FDA’s Center for Devices and Radiological Health Office of In Vitro Diagnostics and Radiological Health.

We currently anticipate that each of our therapeutic product candidates will require us to develop and obtain FDA approval of a companion diagnostic for such therapeutic product candidates.

U.S. Regulation of Drugs and Biologics

In the United States, the FDA regulates drugs under the FDCA, and its implementing regulations, and biologics under the FDCA and the Public Health Service Act and its implementing regulations. FDA approval is required before any new unapproved drug or dosage form, including a new use of a previously approved drug, can be marketed in the United States. Drugs and biologics are also subject to other federal, state, and local statutes and regulations. The process required by the FDA before product candidates may be marketed in the United States generally involves the following:

•	completion of extensive preclinical laboratory tests and preclinical animal studies, all performed in accordance with GLP regulations;

•	submission to the FDA of an IND, which must become effective before human clinical studies may begin and must be updated annually;

•	approval by an independent institutional review board (IRB) or ethics committee representing each clinical site before each clinical study may be initiated;

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performance of adequate and well-controlled human clinical studies in accordance with good clinical practice (GCP) requirements to establish the safety and efficacy, or with respect to biologics, the safety, purity and potency of the product candidate for each proposed indication;

•	preparation of and submission to the FDA of a new drug application (NDA) or biologics license application (BLA) after completion of all pivotal clinical studies;

•	potential review of the product application by an FDA advisory committee, where appropriate and if applicable;

•	a determination by the FDA within 60 days of its receipt of an NDA or BLA to file the application for review;

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satisfactory completion of an FDA pre-approval inspection of the manufacturing facilities where the proposed product drug substance is produced to assess compliance with current Good Manufacturing Practices (cGMP) and audits of selected clinical trial sites to ensure compliance with GCP; and

•	FDA review and approval of an NDA or BLA prior to any commercial marketing or sale of the drug in the United States.

An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol or protocols for preclinical studies and clinical trials. The IND also includes results of animal and in vitro studies assessing the toxicology, PK, pharmacology and PD characteristics of the product, chemistry, manufacturing and controls (CMC) information, and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP, which includes the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site, and must monitor the study until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing preclinical studies and clinical trials and clinical study results to public registries.

The clinical investigation of a drug is generally divided into three phases. Although the phases are usually conducted sequentially, they may overlap or be combined.

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Phase 1. The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

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Phase 2. The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3. The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

In some cases, the FDA may condition approval of an NDA or BLA for a product candidate on the sponsor’s agreement to conduct additional clinical studies after approval. In other cases, a sponsor may voluntarily conduct additional clinical studies after approval to gain more information about the drug. Such post-approval studies are typically referred to as Phase 4 clinical studies. Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the biological characteristics of the product candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product, or for biologics, the safety, purity and potency.

NDA and BLA Review Process

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of an NDA or BLA requesting approval to market the product for one or more indications. The NDA or BLA must include all relevant data available from pertinent preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s CMC and proposed labeling, among other things. Data can come from company-sponsored clinical studies intended to test the safety and effectiveness of the product, or from a number of alternative sources, including studies initiated and sponsored by investigators. The submission of an NDA or BLA requires payment of a substantial application user fee to the FDA, unless a waiver or exemption applies.

In addition, under the Pediatric Research Equity Act (PREA) a NDA or BLA or supplement to an NDA or BLA must contain data to assess the safety and effectiveness of the biological product candidate for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDASIA requires that a sponsor who is planning to submit a marketing application for a drug or biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial pediatric study plan within sixty days after an end-of-Phase 2 meeting or as may be agreed between the sponsor and FDA. Unless otherwise required by regulation, PREA does not apply to any biological product for an indication for which orphan designation has been granted.

Within 60 days following submission of the application, the FDA reviews the submitted BLA or NDA to determine if the application is substantially complete before the agency accepts it for filing. The FDA may refuse to file any NDA or BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the NDA or BLA must be resubmitted with the additional information. Once an NDA or BLA has been accepted for filing, the FDA’s goal is to review standard applications within ten months after the filing date, or, if the application qualifies for priority review, six months after the FDA accepts the application for filing. In both standard and priority reviews, the review process may also be extended by FDA requests for additional information or clarification. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is sufficient to assure and preserve the product’s identity, strength, quality and purity. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facility in which it is manufactured, processed, packed or held meets standards designed to assure the product’s continued safety, purity and potency. When reviewing an NDA or BLA, the FDA may convene an advisory committee to provide clinical insight on application review questions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA or BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA or BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates the NDA or BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response letter will describe all of the deficiencies that the FDA has identified in the NDA or BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response letter without first conducting required inspections, testing submitted product lots and/or reviewing proposed labeling. In issuing the Complete Response letter, the FDA may recommend actions that the applicant might take to place the NDA or BLA in condition for approval, including requests for additional information or clarification. The FDA may delay or refuse approval of an NDA or BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the NDA or BLA with a Risk Evaluation and Mitigation Strategy (REMS) to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.

Expedited Development and Review Programs for Drugs and Biologics

The FDA offers a number of expedited development and review programs for qualifying product candidates. The fast track program is intended to expedite or facilitate the process for reviewing new products that meet certain criteria. Specifically, new products are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a fast track product has opportunities for more frequent interactions with the review team during product development and, once an NDA or BLA is submitted, the product may be eligible for priority review. A fast track product may also be eligible for rolling review, where the FDA may consider for review sections of the NDA or BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA or BLA, the FDA agrees to accept sections of the NDA or BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA or BLA.

A product intended to treat a serious or life-threatening disease or condition may also be eligible for breakthrough therapy designation to expedite its development and review. A product can receive breakthrough therapy designation if preliminary clinical evidence indicates that the product, alone or in combination with one or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product, including involvement of senior managers.

Any marketing application for a biologic submitted to the FDA for approval, including a product with a fast track designation and/or breakthrough therapy designation, may be eligible for other types of FDA programs intended to expedite the FDA review and approval process, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide a significant improvement in the treatment, diagnosis or prevention of a serious disease or condition. For new-molecular-entity NDAs and original BLAs, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date (as compared to ten months under standard review).

Additionally, products studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled post-marketing clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. Products receiving accelerated approval may be subject to expedited withdrawal procedures if the sponsor fails to conduct the required post-marketing studies or if such studies fail to verify the predicted clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

Fast track designation, breakthrough therapy designation, priority review, and accelerated approval do not change the standards for approval but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. We may explore some of these opportunities for our product candidates as appropriate.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for this type of disease or condition will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting an NDA or BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusive approval (or exclusivity), which means that the FDA may not approve any other applications, including a full NDA or BLA, to market the same drug or biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug or biologic was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA or BLA application user fee.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Post-Approval Requirements for Drugs and Biologics

Any products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing user fee requirements, under which the FDA assesses an annual program fee for each product identified in an approved NDA or BLA. Drug and biologic manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMPs, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMPs and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMPs and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical studies;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;

•	product seizure or detention, or refusal of the FDA to permit the import or export of products;

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

•	mandated modification of promotional materials and labeling and the issuance of corrective information;

•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.

Drug Product Marketing Exclusivity

Market exclusivity provisions authorized under the FDCA can delay the submission or the approval of certain marketing applications. For example, the FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application (ANDA) or an NDA submitted under Section 505(b)(2), or 505(b)(2) NDA, submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

The FDCA alternatively provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to any preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of marketing exclusivity available in the United States. Pediatric exclusivity provides for an additional six months of marketing exclusivity attached to another period of exclusivity if a sponsor conducts clinical trials in children in response to a written request from the FDA. The issuance of a written request does not require the sponsor to undertake the described clinical trials. In addition, orphan drug exclusivity, as described above, may offer a seven-year period of marketing exclusivity, except in certain circumstances.

Biosimilars and Reference Product Exclusivity

The Biologics Price Competition and Innovation Act of 2009 (BPCIA) created an abbreviated approval pathway for biological products that are highly similar, or “biosimilar,” to or interchangeable with an FDA-approved reference biological product. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, is generally shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. A product shown to be biosimilar or interchangeable with an FDA-approved reference biological product may rely in part on the FDA’s previous determination of safety and effectiveness for the reference product for approval, which can potentially reduce the cost and time required to obtain approval to market the product. Complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles to implementation of the abbreviated approval pathway that are still being worked out by the FDA.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

A biological product can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.

The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation, and impact of the BPCIA is subject to significant uncertainty.

U.S. Healthcare Fraud and Abuse Laws and Compliance Requirements

In addition to FDA regulation of pharmaceutical products, U.S. federal and state healthcare laws and regulations restrict business practices in the pharmaceutical industries. These laws may impact, among other things, our current and future business operations, including our clinical research activities, and constrain the business or financial arrangements and relationships with healthcare providers and other parties. These laws include anti-kickback, self-referral and false claims laws, civil monetary penalties laws, data privacy and security laws, and physician payment transparency laws. In addition to the federal laws summarized below, we may also be subject to similar state and local laws and regulations that may apply to business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or by patients themselves.

The federal Anti-Kickback Statute prohibits, among other things, individuals or entities from knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, overtly or covertly, in cash or in kind to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. A person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation.

The federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws prohibit, among other things, any individual or entity from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act.

The federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the healthcare fraud statute implemented under HIPAA or specific intent to violate it in order to have committed a violation.

The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services (CMS) information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare providers beginning in 2022 and teaching hospitals, and applicable manufacturers and applicable group purchasing organizations to report annually to CMS ownership and investment interests held by physicians (as defined under the statute) and their immediate family members.

Similar state and local laws and regulations may also restrict business practices in the pharmaceutical industry, such as state anti-kickback and false claims laws, which may apply to business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or by patients themselves; state laws that require pharmaceutical companies to comply with the industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information or which require tracking gifts and other remuneration and items of value provided to physicians, other healthcare providers and entities; and state and local laws that require the registration of pharmaceutical sales representatives.

Violation of any of such laws or any other governmental regulations that apply may result in significant criminal, civil and administrative penalties including damages, fines, imprisonment, disgorgement, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, disgorgement, exclusion from participation in government healthcare programs and the curtailment or restructuring of our operations.

U.S. Coverage and Reimbursement of Drugs

Significant uncertainty exists as to the coverage and reimbursement status of any product candidate for which we may seek regulatory approval. Sales in the United States will depend, in part, on the availability of sufficient coverage and adequate reimbursement from third-party payors, which include government health programs such as Medicare, Medicaid, TRICARE and the Veterans Administration, as well as managed care organizations and private health insurers. Prices at which we or our customers seek reimbursement for our product candidates can be subject to challenge, reduction or denial by third-party payors.

The process for determining whether a third-party payor will provide coverage for a product is typically separate from the process for setting the reimbursement rate that the payor will pay for the product. In the United States, there is no uniform policy among payors for coverage or reimbursement. Decisions regarding whether to cover any of a product, the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies, but also have their own methods and approval processes. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that can require manufacturers to provide scientific and clinical support for the use of a product to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product that receives approval. Third-party payors may not consider our product candidates to be medically necessary or cost-effective compared to other available therapies, or the rebate percentages required to secure favorable coverage may not yield an adequate margin over cost or may not enable us to maintain price levels sufficient to realize an appropriate return on our investment in drug development. Additionally, decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product.

U.S. Healthcare Reform

In the United States, there has been, and continues to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect the profitable sale of product candidates.

Among policy makers and payors in the United States, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In March 2010, the Patient Protection and Affordable Care Act (Affordable Care Act) was passed, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly affected the pharmaceutical and medical device industries. The Affordable Care Act increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1%; required collection of rebates for drugs paid by Medicaid managed care organizations; required manufacturers to participate in a coverage gap discount program, in which manufacturers must agree to offer point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell certain “branded prescription drugs” to specified federal government programs, implemented a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected; expanded eligibility criteria for Medicaid programs; creates a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare Innovation at the CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been judicial and political challenges to certain aspects of the Affordable Care Act. For example, the Tax Cuts and Jobs Act of 2017, or Tax Act, includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the Affordable Care Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas (the Texas District Court Judge) ruled that the individual mandate is a critical and inseverable feature of the Affordable Care Act, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the Affordable Care Act are invalid as well. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit ruled that that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the Affordable Care Act are invalid as well. The U.S. Supreme Court is currently reviewing the case, although it is unclear when or how the Supreme Court will rule. It is also unclear how other efforts to challenge, repeal or replace the Affordable Care Act will impact the law.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2021, unless additional Congressional action is taken. In addition, on January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. Individual states in the United States have also become increasingly active in implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine which drugs and suppliers will be included in their healthcare programs Furthermore, there has been increased interest by third-party payors and governmental authorities in reference pricing systems and publication of discounts and list prices.

Foreign Regulation

In order to market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we would need to obtain the necessary approvals by the comparable foreign regulatory authorities before we can commence clinical trials or marketing of the product in foreign countries and jurisdictions. Although many of the issues discussed above with respect to the United States apply similarly in the context of the European Union, or EU, the approval process varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

To market a medicinal product in the European Economic Area (EEA) (which is comprised of the 28 Member States of the EU plus Norway, Iceland and Liechtenstein), we must obtain a Marketing Authorization (MA). There are two types of marketing authorizations:

•

the Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use of the EMA and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced therapy products, and medicinal products containing a new active substance indicated for the treatment certain diseases, such as AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU; and

•	National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member State through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure.

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Data and marketing exclusivity

In the EEA, new products authorized for marketing, or reference products, qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic or biosimilar applicants from relying on the pre-clinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until 10 years have elapsed from the initial authorization of the reference product in the EU. The 10-year market exclusivity period can be extended to a maximum of 11 years if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

Pediatric investigation plan

In the EEA, marketing authorization applications for new medicinal products not authorized have to include the results of studies conducted in the pediatric population, in compliance with a pediatric investigation plan (PIP) agreed with the EMA’s Pediatric Committee (PDCO). The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data is not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the marketing authorization is obtained in all Member States of the EU and study results are included in the product information, even when negative, the product is eligible for six months’ supplementary protection certificate extension.

Clinical trials

Clinical trials of medicinal products in the European Union must be conducted in accordance with European Union and national regulations and the International Conference on Harmonization guidelines on GCPs. Additional GCP guidelines from the European Commission, focusing in particular on traceability, apply to clinical trials of advanced therapy medicinal products. If the sponsor of the clinical trial is not established within the European Union, it must appoint an entity within the European Union to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most EU countries, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.

Prior to commencing a clinical trial, the sponsor must obtain a clinical trial authorization from the competent authority, and a positive opinion from an independent ethics committee. The application for a clinical trial authorization must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. Currently, clinical trial authorization applications must be submitted to the competent authority in each EU Member State in which the trial will be conducted. Under the new Regulation on Clinical Trials, which is currently expected to take effect in 2019, there will be a centralized application procedure where one national authority takes the lead in reviewing the application and the other national authorities have only a limited involvement. Any substantial changes to the trial protocol or other information submitted with the clinical trial applications must be notified to or approved by the relevant competent authorities and ethics committees. Medicines used in clinical trials must be manufactured in accordance with cGMP. Other national and European Union-wide regulatory requirements also apply.

Privacy and data protection laws

Numerous state, federal and foreign laws, including consumer protection laws and regulations, govern the collection, dissemination, use, access to, confidentiality and security of personal information, including health-related information. In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws and regulations (e.g., Section 5 of the FTC Act), that govern the collection, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of our partners. For example, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 and their respective implementing regulations, imposes privacy, security and breach notification obligations on certain health care providers, health plans, and health care clearinghouses, known as covered entities, as well as their business associates that perform certain services that involve creating, receiving, maintaining or transmitting individually identifiable health information for or on behalf of such covered entities. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information, a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. Further, entities that knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA covered entity in a manner that is not authorized or permitted by HIPAA may be subject to criminal penalties.

Even when HIPAA does not apply, according to the FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards.

Further, certain state laws govern the privacy and security of health-related information or other personal information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. For example, California recently enacted legislation, the California Consumer Privacy Act (CCPA) which went into effect January 1, 2020. The CCPA, among other things, creates new data privacy obligations for covered companies and provides new privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach.

In addition, we are also subject to laws and regulations in non-U.S. countries covering data privacy and the protection of health-related and other personal information. EU member states and other jurisdictions have adopted data protection laws and regulations, which impose significant compliance obligations. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure, processing and security of personal information that identifies or may be used to identify an individual, such as names, contact information, and sensitive personal data such as health data. These laws and regulations are subject to frequent revisions and differing interpretations, and have generally become more stringent over time.

For example, the General Data Protection Regulation (GDPR) which is in effect across the EEA, imposes several stringent requirements for controllers and processors of personal data, and has increased our obligations, for example, by imposing higher standards for obtaining consent from individuals to process their personal data, requiring more robust disclosures to individuals, strengthening individual data rights, shortening timelines for data breach notifications, limiting retention periods and secondary use of information, increasing requirements pertaining to health data and pseudonymised (i.e., key-coded) data and imposing additional obligations when we contract third-party processors in connection with the processing of the personal data. The GDPR allows EU and EEA member states to make additional laws and regulations further limiting the processing of genetic, biometric or health data.

Further, the GDPR prohibits, without an appropriate legal basis, the transfer of personal data to countries outside of the EEA, such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States. For example, on July 16, 2020, the Court of Justice of the European Union (the CJEU) invalidated the EU-US Privacy Shield Framework (Privacy Shield) under which personal data could be transferred from the EEA to United States entities that had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. As we expand into other foreign countries and jurisdictions, we may be subject to additional laws and regulations that may affect how we conduct business.

Failure to comply with the requirements of GDPR and the applicable national data protection laws of the EU and EEA member states may result in fines of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. Additionally, following the United Kingdom’s withdrawal from the EU and the EEA, companies have to comply with the GDPR and the GDPR as incorporated into United Kingdom national law, the latter regime having the ability to separately fine up to the greater of £17.5 million or 4% of global turnover. The relationship between the United Kingdom and the EU in relation to certain aspects of data protection law remains unclear, for example around how data can lawfully be transferred between each jurisdiction, which exposes us to further compliance risk.

Employees

As of January 1, 2021, we had 23 full-time employees and 3 part-time employees. Of these employees, 19 are engaged in research and development. We consider our relationship with our employees to be good.

Facilities

We lease approximately 40,000 square feet of office and laboratory space in San Diego, California under a sublease agreement that expires in December 2021, with an option to extend for an additional year. We believe that our existing facility will meet our current and near-term needs and that suitable additional space will be available as and when needed.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Regardless of outcome, legal proceedings or claims can have an adverse impact on the company because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers and directors as of December 31, 2020.

Name	Age	Position
Executive Officers
Mark C. McKenna	41	President and Chief Executive Officer
Keith W. Marshall, Ph.D.	53	Chief Financial Officer and Treasurer
Laurens Kruidenier, Ph.D.	51	Chief Scientific Officer
Allison Luo, M.D.	47	Chief Medical Officer
Timothy K. Andrews	42	General Counsel and Secretary

Non-Employee Directors
Tadataka Yamada, M.D.(1)	75	Chairman of the Board of Directors
Joy Ghosh, Ph.D.	42	Director
Martin Hendrix, Ph.D.	52	Director
James Laur	59	Director
Joseph C. Papa(1)	64	Director
William Sandborn, M.D.	58	Director
Adam Stone	40	Director
Shierley Widjaja	37	Director

(1)	Member of the compensation committee
(2)	Member of the audit committee
(3)	Member of the nominating and corporate governance committee

Executive Officers

Mark C. McKenna has served as our President and Chief Executive Officer and as a member of our board of directors since September 2019. Prior to joining us, he served as President and Chief Executive Officer of Salix Pharmaceuticals, Inc. (Salix), a wholly-owned subsidiary of Bausch Health Companies, Inc. (Bausch), from March 2016 through August 2019. Prior to Salix, Mr. McKenna spent more than a decade in various roles with Bausch + Lomb, also a division of Bausch, most recently as Senior Vice President and General Manager of its U.S. Vision Care business. Before joining Bausch + Lomb, he held several positions with Johnson & Johnson. Mr. McKenna holds a B.S. in Marketing from Arizona State University and an M.B.A. from Azusa Pacific University. Mr. McKenna’s knowledge of our business, as well as his significant development, commercial and executive management experience, contributed to our board of directors’ conclusion that he should serve as a director of the company.

Keith W. Marshall, Ph.D. has served as our Chief Financial Officer served since August 2020. Previously, he served as Executive Vice President, Chief Operating Officer, and Chief Financial Officer of Conatus Pharmaceuticals Inc., now Histogen, Inc., from August 2017 to May 2020. Dr. Marshall served as Chief Financial Officer and Head of Corporate Development at Torque Therapeutics Inc. from 2015 to 2017, where his responsibilities included finance, operations, human resources, corporate strategy and business development. He served as Managing Director and Advisor in Healthcare Investment Banking from 2012 to 2014 at GCA Savvian Advisors, where he provided strategic counsel to healthcare companies, and continued from 2014 to 2015 at TAG Healthcare Advisors under an alliance with GCA Savvian. Previously, Dr. Marshall was Managing Director from 2011 to 2012 at Sagent Advisors and Managing Director, Co-founder, and Chief Financial Officer from 2008 to 2011 at Montgomery, Marshall Healthcare Partners. He holds an A.B. in Biology from Washington University in St. Louis, a Ph.D. in Pharmaceutical Chemistry from the University of California, San Francisco, and an M.B.A. with concentrations in Finance, Strategy, and Entrepreneurship from the University of Chicago Booth School of Business.

Laurens Kruidenier, Ph.D. has served as our Chief Scientific Officer since May 2019, and previously served as our SVP of Research from July 2018 to May 2019. He has over 25 years of experience in IBD discovery research, both in academic settings as well as in the life sciences industry. Most recently, Dr. Kruidenier was Vice President of Discovery at Second Genome Inc. from July 2017 to July 2018, where he was responsible for a portfolio of microbiome programs. Previously, Dr. Kruidenier served as Head of GI Immunology Research at Takeda Pharmaceuticals from January 2015 to June 2017. Dr. Kruidenier also held various positions at GlaxoSmithKline plc. starting in April 2006, including most recently as Head of Biology of the Protein Degradation Unit from January 2013 to January 2015. Dr. Kruidenier holds a M.Sc. in Medical Biology from Utrecht University in the Netherlands and a Ph.D. in Experimental Gastroenterology from Leiden University in the Netherlands.

Allison Luo, M.D., has served as our Chief Medical Officer since August 2018. Prior to that, Dr. Luo concurrently served as Chief Medical Officer at Oppilan Pharma and Escalier Pharma since March 2017, and as Senior Vice President of Clinical Development for Gastroenterology at Progenity Inc. since June 2017. Before that, Dr. Luo was Vice President of Clinical Development at Ophthotech Corp., now Iveric bio, Inc., since September 2015. She was an Executive Director at Bristol-Myers Squibb Company from September 2006 to October 2014, where she was responsible for inflammatory bowel disease and led the Phase 3 program for Orencia (abatacept) and the Phase 2 programs for eldelumab (anti-IP10 antibody) for ulcerative colitis and Crohn’s disease. Earlier in her career, Dr. Luo was a Medical Director at Abbott Laboratories, where she submitted the Japanese NDA for Humira in rheumatoid arthritis and developed the clinical trial protocols for Humira in ulcerative colitis. Dr. Luo holds a B.S. in Biochemistry and an M.D. from Northwestern University.

Timothy K. Andrews, Esq. has served as our General Counsel since November 2020. From 2016 through December 2019 he served as General Counsel and Secretary for Sienna Biopharmaceuticals, Inc., a publicly traded, clinical-stage biotech company. Mr. Andrews served as Senior Corporate Counsel and Assistant Secretary at Allergan, Inc. from 2011 through 2015, where he had legal responsibility for U.S. and international business development transactions, including acquisitions, licensing and partnerships, as well as corporate governance and securities law compliance. From 2006 to 2011, Mr. Andrews was a corporate attorney at Latham & Watkins LLP, where his practice focused on public company representation, mergers and acquisitions and corporate finance. He was previously a Business Analyst at Deloitte Consulting. Mr. Andrews holds a B.A. in Political Economy from the University of California, Berkeley and a J.D. from Loyola Law School, Los Angeles.

Non-Employee Directors

Tadataka Yamada, M.D. has served as Chairman of our board of directors since June 2018 and as a Venture Partner at Frazier Life Sciences since June 2015. From June 2011 to June 2015, Dr. Yamada served as the Chief Medical and Scientific Officer of Takeda Pharmaceutical Company Ltd. From 2006 to 2011, Dr. Yamada served as President of the Global Health Program of the Bill & Melinda Gates Foundation. Previously, he was the Chairman of Research and Development of GlaxoSmithKline Inc. and held research and development positions at SmithKline Beecham. Prior to that, Dr. Yamada served as Chairman of the Department of Internal Medicine at the University of Michigan Medical School and Physician-in-Chief of the University of Michigan Medical Center. Dr. Yamada is a member of the National Academy of Medicine, a Fellow of the Imperial College of Medicine, a Master of the American College of Physicians, a Fellow of the Royal College of Physicians, a Member of the American Academy of Arts and Sciences and a past-President of the American Gastroenterological Association and the Association of American Physicians. Dr. Yamada has served as the Chairman of the boards of directors of Phathom Pharmaceuticals, Inc. and Passage Bio, Inc. since March 2019 and July 2017, respectively. He has also served since 2011 as a member of the board of directors of Agilent Technologies, Inc. and previously served on the boards of directors of Takeda Pharmaceutical Company Ltd, GlaxoSmithKline Inc. and CSL Limited. Dr. Yamada received a B.A. in History from Stanford University and his M.D. from New York University School of Medicine. Dr. Yamada’s extensive research and experience in product development, as well as his service as a director or officer of other healthcare companies, contributed to our board of directors’ conclusion that he should serve as Chairman of our board of directors.

Joy Ghosh, Ph.D. has served as a member of our board of directors since October 2020 and is currently a Senior Research Analyst on the Eventide Gilead Fund and the Eventide Healthcare & Life Sciences Fund. Prior to joining Eventide, from January 2017 to March 2020, Dr. Ghosh was an Associate and subsequently a Vice President at Bain Capital for their Life Sciences Fund. From May 2016 to January 2017, Dr. Ghosh was a Sr. Manager at Biogen. From May 2009 to May 2016, Dr. Ghosh was an Investigator at the Novartis Institutes of Biomedical Research. Prior to Novartis, Dr. Ghosh was a postdoctoral scientist at Brigham and Women’s Hospital/Harvard Medical School and Boston University School of Medicine. He holds a Ph.D. in Biomolecular Structure and Design from the University of Washington, Seattle and a B.S. in Biochemistry from the University of Texas at Austin. Dr. Ghosh’s investment expertise and research experience in the life sciences contributed to our board of director’s conclusion that Dr. Ghosh should serve as a member of our board.

Martin Hendrix, Ph.D. has served as a member of our board of directors since October 2020. He joined Nestlé Health Science US in April 2012, and currently serves as its Head of Global Business Development and M&A. In this position, Dr. Hendrix oversees all deal flow of Nestlé Health Science and is also responsible for its venture capital partnerships and direct equity investments. Dr. Hendrix has represented Nestlé on the boards of Enterome, Microbiome Diagnostic Partners, Procise Dx, Bodymed AG, as well as board observer roles for Evelo, Kaleido and Senda. Prior to joining Nestlé, from January 1998 to March 2012, Dr. Hendrix was a research chemist and subsequently a member of the Strategic Planning Group, as well as a Senior Director of Business Strategy at Bayer AG. Dr. Hendrix currently serves on the board of directors of Procise Dx, Bodymed AG, and Senda (observer). Dr. Hendrix holds a Ph.D. in Chemistry from The Scripps Research Institute, an M.S. in Chemistry from the Georgia Institute of Technology. Dr. Hendrix’s extensive management and governance experience in the biotechnology industry contributed to our board of director’s conclusion that Dr. Hendrix should serve as a member of our board.

James Laur has served on our board of directors since April 2020, and through his work leading Cedars-Sinai Medical Center’s Technology Transfer Office, Mr. Laur played a role in our founding. Mr. Laur currently serves as Vice President, Intellectual Property for Cedars-Sinai, and, in addition to his role with Cedars-Sinai’s Technology Transfer Office, Mr. Laur helps lead the Cedars-Sinai Accelerator program and Cedars-Sinai Health Ventures, Cedars-Sinai’s venture fund. Mr. Laur has served in a variety of business roles at Cedars-Sinai since originally joining its Legal Affairs Department in 1991. Mr. Laur is a member of the California State Bar and holds a dual degree B.A. in Political Science and Philosophy from the University of California, Los Angeles, as well as a J.D. from Boston College Law School. Mr. Laur’s extensive experience with early-stage life science companies, the healthcare sector, as well as his knowledge of intellectual property issues, technology ventures, innovation development and commercialization strategies contributed to our board of directors’ conclusion that he should serve as a director of our company.

Joseph C. Papa has served on our board of directors since August 2020 and has been Chairman of the board of directors and Chief Executive Officer of Bausch Health Companies Inc. since May 2016. Mr. Papa has more than 35 years of experience in the pharmaceutical, healthcare and specialty pharmaceutical industries, including 20 years of branded prescription drug experience. He served as the CEO of Perrigo Company plc from 2006 to April 2016, where he also served as Chairman from 2007 to April 2016. Prior to joining Perrigo, Mr. Papa served from 2004 to 2006 as Chairman and CEO of the Pharmaceutical and Technologies Services segment of Cardinal Health, Inc. From 2001 to 2004, he served as President and Chief Operating Officer of Watson Pharmaceuticals, Inc. Prior to joining Watson, Mr. Papa held management positions at DuPont Pharmaceuticals, Pharmacia/Searle and Novartis AG. Mr. Papa served as a director of Smith & Nephew plc, a developer of advanced medical devices, from 2008 to April 2018. Mr. Papa’s extensive leadership experience in the pharmaceutical industry contributed to our board of directors’ conclusion that he should serve as a director of our company.

William Sandborn, M.D. has served on our board of directors since August 2017. Since January 2011, Dr. Sandborn has served as Director, Inflammatory Bowel Disease Center; Chief, Division of Gastroenterology; and Professor of Medicine for the University of California, San Diego Health System. Dr. Sandborn also serves as a member of UC San Diego Health’s Clinical Practice Operations Board. From April 1993 until December 2010, Dr. Sandborn was on the faculty of the Mayo Clinic, rising to Professor of Medicine, Vice Chairman of the Division of Gastroenterology and Hepatology and Associate Dean of Research for Intellectual Property and Industry Relations. Dr. Sandborn is also a member of the editorial board for the New England Journal of Medicine, and was a co-founder of Santarus, Inc. and Shoreline Biosciences. Dr. Sandborn holds a B.A. in Chemistry from Southern College and an M.D. from Loma Linda University. Dr. Sandborn’s significant experience with clinical trial design and clinical pharmacology related to inflammatory bowel disease contributed to our board of directors’ conclusion that he should serve as a director of our company.

Adam Stone has served as a member of our board of directors since October 2020. Mr. Stone has served as Chief Investment Officer of Perceptive Advisors since 2012 and is a member of the internal investment committees of Perceptive Advisors’ credit opportunities and venture funds. Since March 2020, Mr. Stone has served as the Chief Executive Officer of ARYA Sciences Acquisition Corp III, a blank check company the sponsor of which is an affiliate of Perceptive Advisors. Mr. Stone currently also serves on the boards of directors of ARYA Sciences Acquisition Corp II as well as Solid Biosciences, Renovia and Xontogeny, which are portfolio companies of Perceptive Advisors. Since the consummation of the business combination of ARYA Sciences Acquisition Corp. with Immatics Biotechnologies GmbH in July 2020, Mr. Stone has served on the supervisory board of Immatics N.V. Prior to joining Perceptive Advisors in 2006, Mr. Stone was a Senior Analyst at Ursus Capital, where he focused on biotechnology and specialty pharmaceuticals, from 2001 to 2006. Mr. Stone holds a B.A. in Molecular Biology from Princeton University. Mr. Stone’s financial and investment experience in the biotechnology industry contributed to our board of director’s conclusion that Mr. Stone should serve as a member of our board.

Shierley Widjaja has served on our board of directors since June 2019. Ms. Widjaja has served as an Executive Director and Chief Investment Officer of SJE Investments since May 2019. Prior to founding SJE Investments, Ms. Widjaja was a Portfolio Manager at McKinley Capital Management from August 2010 to December 2018. Ms. Widjaja began her career in June 2006 as an analyst at UBS Investment Bank in Hong Kong. Ms. Widjaja holds a B.S. in Electrical Engineering from the University of California, Los Angeles and an M.B.A. from the University of Pennsylvania’s Wharton School with a Finance and Accounting concentration. Ms. Widjaja’s significant experience with financing early-stage companies contributed to our board of directors’ conclusion that she should serve as a director of our company.

Family Relationships

Dr. Sandborn, a member of our board of directors, is the spouse of Dr. Luo, our Chief Medical Officer. There are no other family relationships among our directors and executive officers.

Board Composition and Election of Directors

Director Independence

Our board of directors currently consists of nine members. Our board of directors has determined that all of our directors, other than                  are independent directors in accordance with the listing requirements of the Nasdaq Global Market (Nasdaq). The Nasdaq independence definition includes a series of objective tests, including that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as required by Nasdaq rules, our board of directors has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of the director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

Classified Board of Directors

In accordance with the terms of our amended and restated certificate of incorporation that will go into effect immediately prior to the closing of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the directors whose terms then expire will be eligible for reelection until the third annual meeting following reelection. Effective upon the closing of this offering, our directors will be divided among the three classes as follows:

•	the Class I directors will be , and their terms will expire at our first annual meeting of stockholders following this offering;

•	the Class II directors will be , and their terms will expire at our second annual meeting of stockholders following this offering; and

•	the Class III directors will be , and their terms will expire at our third annual meeting of stockholders following this offering.

Our amended and restated certificate of incorporation that will go into effect immediately prior to the closing of this offering will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our board of directors or a change in control of our company. Our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock then entitled to vote in an election of directors.

Board Leadership Structure

Our board of directors is currently led by our Chairman, Dr. Yamada. Our board of directors recognizes that it is important to determine an optimal board leadership structure to ensure the independent oversight of management as the company continues to grow. We separate the roles of chief executive officer and chairman of the board of directors in recognition of the differences between the two roles. The chief executive officer is responsible for setting the strategic direction for our company and the day-to-day leadership and performance of our company, while the chairman of the board of directors provides guidance to the chief executive officer and presides over meetings of the full board of directors. We believe that this separation of responsibilities provides a balanced approach to managing the board of directors and overseeing our company.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Our board of directors has responsibility for the oversight of our risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business and the steps we take to manage them. The risk oversight process includes receiving regular reports from board committees and members of senior management to enable our board of directors to understand our risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, strategic and reputational risk.

The audit committee reviews information regarding liquidity and operations, and oversees our management of financial risks. Periodically, the audit committee reviews our policies with respect to risk assessment, risk management, loss prevention and regulatory compliance. Oversight by the audit committee includes direct communication with our external auditors, and discussions with management regarding significant risk exposures and the actions management has taken to limit, monitor or control such exposures. The compensation committee is responsible for assessing whether any of our compensation policies or programs has the potential to encourage excessive risk-taking. The nominating and corporate governance committee manages risks associated with the independence of the board of directors, corporate disclosure practices and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through committee reports about such risks. Matters of significant strategic risk are considered by our board of directors as a whole.

Board Committees and Independence

Our board of directors has established three standing committees—audit, compensation and nominating and corporate governance—each of which operates under a charter that has been approved by our board of directors.

Audit Committee

The audit committee’s main function is to oversee our accounting and financial reporting processes and the audits of our consolidated financial statements. This committee’s responsibilities include, among other things:

•	appointing our independent registered public accounting firm;

•	evaluating the qualifications, independence and performance of our independent registered public accounting firm;

•	approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	reviewing the design, implementation, adequacy and effectiveness of our internal accounting controls and our critical accounting policies;

•	discussing with management and the independent registered public accounting firm the results of our annual audit and the review of our quarterly unaudited consolidated financial statements;

•

reviewing, overseeing and monitoring the integrity of our consolidated financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing on a periodic basis, or as appropriate, any investment policy and recommending to our board of directors any changes to such investment policy;

•	reviewing with management and our auditors any earnings announcements and other public announcements regarding our results of operations;

•	preparing the report that the SEC requires in our annual proxy statement;

•	reviewing and approving any related party transactions and reviewing and monitoring compliance with our code of conduct and ethics; and

•	reviewing and evaluating, at least annually, the performance of the audit committee and its members including compliance of the audit committee with its charter.

The members of our audit committee are                 ,                and                .                 serves as the chairperson of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq. Our board of directors has determined that is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq listing standards. Our board of directors has determined each of                ,                  and                  is independent under the applicable rules of the SEC and Nasdaq. Upon the listing of our common stock on Nasdaq, the audit committee will operate under a written charter that satisfies the applicable standards of the SEC and Nasdaq.

Compensation Committee

Our compensation committee approves policies relating to compensation and benefits of our officers and employees. The compensation committee approves corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and approves the compensation of these officers based on such evaluations. The compensation committee also approves the issuance of stock options and other awards under our equity plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter.

The members of our compensation committee are Mr. Papa and Dr. Yamada. Mr. Papa serves as the chairperson of the committee. Our board of directors has determined that each of Mr. Papa and Dr. Yamada is independent under the applicable Nasdaq listing standards, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. Upon the listing of our common stock on Nasdaq, the compensation committee will operate under a written charter, which the compensation committee will review and evaluate at least annually.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for assisting our board of directors in discharging the board of directors’ responsibilities regarding the identification of qualified candidates to become board members, the selection of nominees for election as directors at our annual meetings of stockholders (or special meetings of stockholders at which directors are to be elected), and the selection of candidates to fill any vacancies on our board of directors and any committees thereof. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies, reporting and making recommendations to our board of directors concerning governance matters and oversight of the evaluation of our board of directors. The members of our nominating and corporate governance committee are             ,              and             .         serves as the chairperson of the committee. Our board of directors has determined that each of             ,             and                is independent under the applicable Nasdaq listing standards. Upon the listing of our common stock on Nasdaq, the nominating and corporate governance committee will operate under a written charter, which the nominating and corporate governance committee will review and evaluate at least annually.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is currently, or has at any time been, one of our officers or employees. None of our executive officers currently serves, or has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Board Diversity

Upon the closing of this offering, our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members) for election or appointment, the nominating and corporate governance committee and the board of directors will take into account many factors, including the following:

•	personal and professional integrity, ethics and values;

•	experience in corporate management, such as serving as an officer or former officer of a publicly-held company;

•	experience as a board member or executive officer of another publicly-held company;

•	strong finance experience;

•	diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

•	diversity of background and perspective, including, but not limited to, with respect to age, gender, race, place of residence and specialized experience;

•	experience relevant to our business industry and with relevant social policy concerns; and

•	relevant academic expertise or other proficiency in an area of our business operations.

Currently, our board of directors evaluates, and following the closing of this offering will evaluate, each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Code of Conduct and Ethics

We plan to adopt a written code of conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, which will be effective upon the closing of this offering. Upon the closing of this offering, our code of conduct and ethics will be available under the Corporate Governance section of our website at www.prometheusbiosciences.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of Nasdaq concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below, whom we refer to as our named executive officers or NEOs.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the closing of this offering may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

The following table presents summary information regarding the total compensation that was awarded to, earned by or paid to our NEOs for services rendered during the years ended December 31, 2020 and December 31, 2019.

Name and principal position	Year	Salary ($)(1)	Bonus ($)		Stock awards ($)	Option awards ($)(2)	Non-equity incentive plan compensation ($)	All other compensation ($)(3)	Total ($)
Mark C. McKenna	2020	485,096	500,000	(4)(5)	—	1,393,712	—	262,250	2,641,058
President and Chief Executive Officer	2019	156,891	—		—	635,857	—	183,102	975,850

Keith W. Marshall, Ph.D.	2020	157,212	(5)		—	531,894	—	210	689,316
Chief Financial Officer and Treasurer

Allison Luo, M.D.(6)	2020	401,111	(5)		—	460,294	—	5,646	867,051
Chief Medical Officer	2019	293,077	83,333	(7)	—	42,500	—	2,839	421,749

(1)

Mr. McKenna commenced employment with us on September 9, 2019, and was appointed as our President and Chief Executive Officer on October 1, 2019. Dr. Marshall commenced employment with us on August 3, 2020, and was appointed as Chief Financial Officer and Treasurer on August 12, 2020. For Mr. McKenna and Dr. Luo, they agreed to voluntarily reduce their base salary by 15% effective April 1, 2020 in response to the COVID-19 pandemic, which base salaries were restored to the levels in effect prior to such reductions effective July 1, 2020.

(2)

Represents the grant date fair value of stock options to purchase shares of common stock of Prometheus Biosciences, Inc. computed in accordance with FASB ASC 718. See Note 8 to the consolidated financial statements for the fiscal years ended December 31, 2020 and December 31, 2019 included with this prospectus for a description of the assumptions used in valuing our stock options.

(3)

Includes matching contributions made by us on behalf of the NEOs under our 401(k) plan (in 2020, $4,615 for Mr. McKenna and $4,974 for Dr. Luo and, in 2019, $4,487 for Mr. McKenna and $2,667 for Dr. Luo), life insurance premiums paid by us on behalf of the NEOs and cell phone allowances provided to the NEOs (in 2020, $1,522 for Mr. McKenna). For Mr. McKenna, also includes, in 2020, $255,273 in relocation assistance provided by the company, of which $88,124 was a tax-gross up on such portion of the relocation benefits that were taxable to him, and, in 2019, $178,549 in relocation assistance provided by the company, of which $68,154 was a tax-gross up on such portion of the relocation benefits that were taxable to him.

(4)	Represents a transaction bonus of $500,000 paid in August 2020 in consideration of the company’s execution of the Falk Agreement.

(5)

The payouts under our annual bonus plan for 2020 are not included in this column as our board of directors has not yet determined 2020 annual bonus payouts. We anticipate that such determinations will be made in the first quarter of 2021, at which time we will disclose the amounts of such bonuses. For additional information, see “—Bonus Compensation” below.

(6)	Dr. Luo is married to William Sandborn, M.D., one of our non-employee directors. Dr. Sandborn’s compensation is described below under “Director Compensation.”
(7)

Represents a transaction bonus of $25,000 paid to Dr. Luo in consideration of the company’s acquisition of PLI in June 2019 and a guaranteed annual bonus of $58,333 for 2019 pursuant to her employment letter.

Narrative Disclosure to Compensation Tables

The primary elements of compensation for our NEOs are base salary, annual performance bonuses and equity awards. The NEOs also participate in employee benefit plans and programs that we offer to our other employees, as described below.

Annual Base Salary

We pay our NEOs a base salary to compensate them for the performance of services rendered to us. The base salary payable to each NEO is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Base salaries for our NEOs have generally been set at levels deemed necessary to attract and retain individuals with superior talent.

Mr. McKenna’s annual base salary of $500,000 was established in connection with his commencement of employment in September 2019.

Dr. Marshall’s annual base salary of $375,000 was established in connection with his commencement of employment in August 2020.

Dr. Luo’s annual base salary was $200,000 prior to her conversion to full-time employment in July 2019, at which time her annual base salary increased to $400,000. In connection with our standard merit increase process, Dr. Luo’s annual base salary was increased to $410,000 in March 2020.

In April 2020, our executive officers, including Mr. McKenna and Dr. Luo, agreed to voluntary salary reductions by 15%, which reductions continued until July 1, 2020, at which time their base salaries were restored to the levels in effect prior to such reductions.

Bonus Compensation

From time to time, our board of directors or compensation committee may approve bonuses for our NEOs based on individual performance, company performance or as otherwise determined appropriate.

Each NEO has an established target annual bonus amount. The 2020 target annual bonus amount for each NEO, expressed as a percentage of annual base salary, was 50% for Mr. McKenna, 40% for Dr. Marshall (pro-rated for 2020) and 40% for Dr. Luo. The payouts under our annual bonus plan for 2020 have not yet been determined by our board of directors. We anticipate that such determinations will be made in the first quarter of 2021, at which time we will disclose the amounts of such bonuses.

Mr. McKenna was paid a transaction bonus in the amount of $500,000 in August 2020 in consideration of the company’s execution of the Falk Agreement.

Equity-Based Incentive Awards

Our equity-based incentive awards are designed to align our interests and the interests of our stockholders with those of our employees and consultants, including our named executive officers. The board of directors or the compensation committee is responsible for approving equity grants. We typically grant equity awards to new hires upon their commencing employment with us. Generally, our equity awards vest over four years, subject to the employee’s continued employment with us on each vesting date.

In February 2020, we granted Dr. Luo an option to purchase 100,000 shares of our common stock under our 2017 Equity Incentive Plan, as amended, or the 2017 Plan. Twenty-five percent of the options vest on the 12-month anniversary of the vesting commencement date, or February 3, 2020, and 1/48th of the options vest monthly thereafter, subject to Dr. Luo’s continuous service through each vesting date. The options were granted at an exercise price of $0.29 per share, which our board of directors determined was equal to the fair market value per share of our common stock on the date of grant. The options are also eligible for accelerated vesting on the terms provided in her employment letter.

In May 2020, we granted Mr. McKenna an option to purchase 1,327,440 shares of our common stock under the 2017 Plan. The options were granted pursuant to Mr. McKenna’s employment letter in recognition of the closing of the company’s Series C preferred stock financing. Twenty-five percent of the options vest on the 12-month anniversary of the vesting commencement date, or March 27, 2020, and 1/48th of the options vest monthly thereafter, subject to Mr. McKenna’s continuous service through each vesting date. The options were granted at an exercise price of $0.17 per share, which our board of directors determined was equal to the fair market value per share of our common stock on the date of grant. The options are also eligible for accelerated vesting on the terms provided in his employment letter.

In August 2020, in connection with his commencement of employment, we granted Dr. Marshall an option to purchase 1,310,000 shares of our common stock under the 2017 Plan. Twenty-five percent of the options vest on the 12-month anniversary of his employment commencement date, or August 3, 2020, and 1/48th of the options vest monthly thereafter, subject to Dr. Marshall’s continuous service through each vesting date. The options were granted at an exercise price of $0.31 per share, which our board of directors determined was equal to the fair market value per share of our common stock on the date of grant. The options are also eligible for accelerated vesting on the terms provided in his employment letter.

Also in August 2020, we granted Mr. McKenna an option to purchase 200,000 shares of our common stock under the 2017 Plan. The options were granted in recognition of the completion of the company’s Series C preferred stock financing. Twenty-five percent of the options vest on the 12- month anniversary of the vesting commencement date, or June 30, 2020, and 1/48th of the options vest monthly thereafter, subject to Mr. McKenna’s continuous service through each vesting date. The options were granted at an exercise price of $0.31 per share, which our board of directors determined was equal to the fair market value per share of our common stock on the date of grant. The options are also eligible for accelerated vesting on the terms provided in his employment letter.

Also in August 2020, we granted Dr. Luo an option to purchase 75,000 shares of our common stock under the 2017 Plan. The options were granted in recognition of the company’s execution of the Falk Agreement. The options vest on August 12, 2021, subject to Dr. Luo’s continuous service through such vesting date. The options were granted at an exercise price of $0.31 per share, which our board of directors determined was equal to the fair market value per share of our common stock on the date of grant. The options are also eligible for accelerated vesting on the terms provided in her employment letter.

In December 2020, we granted each of Mr. McKenna, Dr. Marshall and Dr. Luo options to purchase 5,317,252, 1,230,407 and 1,865,407 shares of our common stock, respectively, under the 2017 Plan. The options were granted in recognition of the closing of the initial tranche of the company’s Series D preferred stock financing. Twenty-five percent of the options vest on the 12-month anniversary of the vesting commencement date, or November 5, 2020, and 1/48th of the options vest monthly thereafter, subject to continuous service through each vesting date. The options were granted at an exercise price of $0.37 per share, which our board of directors determined was equal to the fair market value per share of our common stock on the date of grant. The options are also eligible for accelerated vesting on the terms provided in their respective employment letters.

Employment Letter Agreements with our NEOs

We have entered into employment agreements with each of our NEOs, the terms of which will be described in a subsequent filing.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information with respect to outstanding equity awards for each of our NEOs as of December 31, 2020.

	Option Awards(1)						Stock Awards
	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
Mark C. McKenna	12/18/2020	11/5/2020	—	5,317,252	$0.37	12/17/2030	—	—
	8/12/2020	6/30/2020	—	200,000	$0.31	8/11/2030	—	—
	5/5/2020	3/27/2020	—	1,327,440	$0.17	5/4/2030	—	—
	11/7/2019	9/9/2019	1,168,855	2,571,481	$0.29	11/6/2029	—	—
Keith W. Marshall, Ph.D.	12/18/2020	11/5/2020	—	1,230,407	$0.37	12/17/2030	—	—
	8/12/2020	8/3/2020	—	1,310,000	$0.31	8/11/2030	—	—
Allison Luo, M.D.	12/18/2020	11/5/2020	—	1,865,407	$0.37	12/17/2030	—	—
	8/12/2020	8/12/2020	—	75,000	$0.31	8/11/2030	—	—
	2/3/2020	2/3/2020	—	100,000	$0.29	2/2/2030	—	—
	10/1/2019	7/15/2019	—	—	—	—	161,458	$59,740
	8/2/2018	7/1/2018	—	—	—	—	98,958	$36,614

(1)

With the exception of the award granted to Dr. Luo on August 12, 2020, stock option awards generally vest as to 25% of such grant on the one year anniversary of the vesting commencement date and monthly thereafter in equal installments until fully vested at the fourth anniversary of the vesting commencement date, subject to the recipient’s continued service through each vesting date, and subject to accelerated vesting in certain circumstances as described above under “Employment Letter Agreements with our NEOs.” Dr. Luo’s August 12, 2020 award vests as to 100% of such grant on the one year anniversary of the vesting commencement date, subject to her continuous service through such vesting date.

(2)

Represents restricted shares issued upon early exercise of stock options originally granted to Dr. Luo on October 1, 2019 at an exercise price of $0.29 per share and on August 2, 2018 at an exercise price of $0.05 per share, which options were subject to the standard vesting schedule described in footnote (1) above. The remaining restricted shares will vest in equal monthly installments until fully vested on July 15, 2023 and on July 1, 2022, respectively, subject to accelerated vesting in certain circumstances as described above under “Employment Letter Agreements with our NEOs.”

(3)

Represents the fair market value per share of our common stock as of December 31, 2020 of $0.37 per share, which our board of directors determined was the fair market value per share of our common stock on such date.

Other Elements of Compensation

Perquisites, Health, Welfare and Retirement Benefits

Our named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, group life, disability and accidental death and dismemberment insurance plans, in each case on the generally on same basis as all of our other employees. We offer a 401(k) plan to our employees, including our named executive officers, as discussed in the section below entitled “401(k) Plan.”

We generally do not provide perquisites or personal benefits to our named executive officers, with the exception of cell phone allowances upon company approval on the same terms as such allowances are provided to other employees. We provided Mr. McKenna with relocation assistance in connection with his commencement of employment, and relocation benefits may be provided in the future to new executives on a case-by-case basis. Our board of directors may elect to adopt qualified or non-qualified benefit plans in the future if it determines that doing so is in our best interests.

401(k) Plan

We maintain a defined contribution employee retirement plan, or 401(k) plan, for our employees. Our named executive officers are eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan is intended to be a tax-qualified plan under Section 401(k) of the Internal Revenue Code. The 401(k) plan provides that each participant may make pre-tax deferrals from his or her compensation up to the statutory limit, which is $19,500 for calendar year 2021, and other testing limits. Participants who are age 50 or older can also make “catch-up” contributions, which in calendar year 2021 may be up to an additional $6,500 above the statutory limit. We currently match employee deferrals under the 401(k) plan at 100% of deferrals up to the first 3% of eligible compensation and 50% of deferrals up to the next 2% of eligible compensation. Participant contributions are held and invested, pursuant to the participant’s instructions, by the 401(k) plan’s trustee.

Nonqualified Deferred Compensation

We do not maintain nonqualified defined contribution plans or other nonqualified deferred compensation plans. Our board of directors may elect to provide our officers and other employees with non-qualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

Termination or Change in Control Benefits

Our named executive officers may become entitled to certain benefits or enhanced benefits in connection with a change in control of our company. Each NEO’s employment letter agreement entitles him or her to certain benefits, including accelerated vesting of equity awards, upon a qualifying termination of employment and/or a qualifying termination in connection with a change in control of our company. For additional discussion, please see the section titled “Employment Letter Agreements with our NEOs.”

Incentive Award Plans

2021 Incentive Award Plan

Prior to this offering, we intend to adopt and ask our stockholders to approve the 2021 Plan, which would become effective in connection with this offering. Under the 2021 Plan, we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2021 Plan, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the 2021 Plan and, accordingly, this summary is subject to change.

Eligibility and Administration

Our employees, consultants and directors, and employees and consultants of our subsidiaries, will be eligible to receive awards under the 2021 Plan. Following our initial public offering, the 2021 Plan will generally be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under the 2021 Plan, Section 16 of the Exchange Act and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2021 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2021 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available

The number of shares initially available for issuance under awards granted pursuant to the 2021 Plan will be the sum of (1)            shares of our common stock, plus (2) any shares subject to outstanding awards under the 2017 Plan as of the effective date of the 2021 Plan that become available for issuance under the 2021 Plan thereafter in accordance with its terms. The number of shares initially available for issuance will be increased on January 1 of each calendar year beginning in 2022 and ending in 2031, by an amount equal to the lesser of (a)     % of the shares of common stock outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of shares as determined by our board of directors. No more than             shares of common stock may be issued upon the exercise of incentive stock options under the 2021 Plan. Shares issued under the 2021 Plan may be authorized but unissued shares, shares purchased in the open market or treasury shares.

If an award under the 2021 Plan or the 2017 Plan expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, any shares subject to such award will, as applicable, become or again be available for new grants under the 2021 Plan. Awards granted under the 2021 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2021 Plan.

Awards

The 2021 Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs; restricted stock; dividend equivalents; restricted stock units, or RSUs; stock appreciation rights, or SARs; and other stock or cash-based awards. Certain awards under the 2021 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Internal Revenue Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2021 Plan will be set forth in award agreements, which will detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.

Stock options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Internal Revenue Code are satisfied. The exercise price of a stock option will not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions. ISOs generally may be granted only to our employees and employees of our parent or subsidiary corporations, if any.

SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR will not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction), and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

Restricted stock and RSUs. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

Other stock or cash-based awards. Other stock or cash-based awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock or cash-based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

Performance Awards

Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the plan administrator may include: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including, but not limited to, gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to our performance or the performance of a subsidiary, division, business segment or business unit, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies.

Provisions of the 2021 Plan Relating to Director Compensation

The 2021 Plan provides that the plan administrator may establish compensation for non-employee directors from time to time subject to the 2021 Plan’s limitations. Prior to this offering, our stockholders will approve the initial terms of our non-employee director compensation program, which is described below under the heading “Director Compensation.” Our board of directors or its authorized committee may modify the non-employee director compensation program from time to time in the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, provided that the sum of any cash compensation or other compensation and the grant date fair value (as determined in accordance with ASC 718, or any successor thereto) of any equity awards granted as compensation for services as a non-employee director during any fiscal year may not exceed $                , increased to $                 in the fiscal year of a non-employee director’s initial service as a non-employee director. The plan administrator may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the plan administrator may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving non-employee directors.

Certain Transactions

In connection with certain transactions and events affecting our common stock, including a change in control, or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the 2021 Plan to prevent the dilution or enlargement of intended benefits, facilitate such transaction or event, or give effect to such change in applicable laws or accounting principles. This includes canceling awards in exchange for either an amount in cash or other property with a value equal to the amount that would have been obtained upon exercise or settlement of the vested portion of such award or realization of the participant’s rights under the vested portion of such award, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares available, replacing awards with other rights or property or terminating awards under the 2021 Plan. In the event of a change in control where the acquirer does not assume awards granted under the 2021 Plan, awards issued under the 2021 Plan may be subject to accelerated vesting such that 100% of the awards will become vested and exercisable or payable, as applicable. In addition, in the event of certain non-reciprocal transactions with our stockholders (an equity restructuring) the plan administrator will make equitable adjustments to the 2021 Plan and outstanding awards as it deems appropriate to reflect the equity restructuring.

For purposes of the 2021 Plan, a “change in control” means and includes each of the following:

•

a transaction or series of transactions whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than our company or our subsidiaries or any employee benefit plan maintained by us or any of our subsidiaries or a “person” that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, us) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of our securities possessing more than 50% of the total combined voting power of our securities outstanding immediately after such acquisition; or

•

during any period of two consecutive years, individuals who, at the beginning of such period, constitute our board of directors together with any new directors (other than a director designated by a person who shall have entered into an agreement with us to effect a change in control transaction) whose election by our board of directors or nomination for election by our stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

•

the consummation by us (whether directly or indirectly) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of our assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

•	which results in our voting securities outstanding immediately before the transaction continuing to represent either by remaining outstanding or by being converted into voting securities of the company or the person that, as a result of the transaction, controls, directly or indirectly, the company or owns, directly or indirectly, all or substantially all of our assets or otherwise succeeds to our business, directly or indirectly, at least a majority of the combined voting power of the successor entity’s outstanding voting securities immediately after the transaction, and

•

after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the successor entity; provided, however, that no person or group shall be treated as beneficially owning 50% or more of the combined voting power of the successor entity solely as a result of the voting power held in our company prior to the consummation of the transaction.

Foreign Participants, Claw-back Provisions, Transferability and Participant Payments

With respect to foreign participants, the plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2021 Plan are generally non-transferable prior to vesting and are exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2021 Plan and exercise price obligations arising in connection with the exercise of stock options under the 2021 Plan, the plan administrator may, in its discretion, accept cash, wire transfer, or check, shares of our common stock that meet specified conditions (a market sell order) or such other consideration as it deems suitable or any combination of the foregoing.

Plan Amendment and Termination

Our board of directors may amend or terminate the 2021 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2021 Plan. The plan administrator will have the authority, without the approval of our stockholders, to amend any outstanding stock option or SAR to reduce its exercise or base price per share. No award may be granted pursuant to the 2021 Plan after the tenth anniversary of the date on which our board of directors adopts the 2021 Plan.

Securities Laws

The 2021 Plan is intended to conform to all provisions of the Securities Act, the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Exchange Act Rule 16b-3. The 2021 Plan will be administered, and awards will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

Federal Income Tax Consequences

The material federal income tax consequences of the 2021 Plan under current federal income tax law are summarized in the following discussion, which deals with the general U.S. federal income tax principles applicable to the 2021 Plan. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.

Stock options and SARs. A 2021 Plan participant generally will not recognize taxable income and we generally will not be entitled to a tax deduction upon the grant of a stock option or SAR. The tax consequences of exercising a stock option and the subsequent disposition of the shares received upon exercise will depend upon whether the option qualifies as an ISO or an NSO. Upon exercising an NSO when the fair market value of our stock is higher than the exercise price of the option, a 2021 Plan participant generally will recognize taxable income at ordinary income tax rates equal to the excess of the fair market value of the stock on the date of exercise over the purchase price, and we (or our subsidiaries, if any) generally will be entitled to a corresponding tax deduction for compensation expense, in the amount equal to the amount by which the fair market value of the shares purchased exceeds the purchase price for the shares. Upon a subsequent sale or other disposition of the option shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Upon exercising an ISO, a 2021 Plan participant generally will not recognize taxable income, and we will not be entitled to a tax deduction for compensation expense. However, upon exercise, the amount by which the fair market value of the shares purchased exceeds the purchase price will be an item of adjustment for alternative minimum tax purposes. The participant will recognize taxable income upon a sale or other taxable disposition of the option shares. For federal income tax purposes, dispositions are divided into two categories: qualifying and disqualifying. A qualifying disposition generally occurs if the sale or other disposition is made more than two years after the date the option was granted and more than one year after the date the shares are transferred upon exercise. If the sale or disposition occurs before these two periods are satisfied, then a disqualifying disposition generally will result.

Upon a qualifying disposition of ISO shares, the participant will recognize long-term capital gain in an amount equal to the excess of the amount realized upon the sale or other disposition of the shares over their purchase price. If there is a disqualifying disposition of the shares, then the excess of the fair market value of the shares on the exercise date (or, if less, the price at which the shares are sold) over their purchase price will be taxable as ordinary income to the participant. If there is a disqualifying disposition in the same year of exercise, it eliminates the item of adjustment for alternative minimum tax purposes. Any additional gain or loss recognized upon the disposition will be recognized as a capital gain or loss by the participant.

We will not be entitled to any tax deduction if the participant makes a qualifying disposition of ISO shares. If the participant makes a disqualifying disposition of the shares, we should be entitled to a tax deduction for compensation expense in the amount of the ordinary income recognized by the participant.

Upon exercising or settling a SAR, a 2021 Plan participant will recognize taxable income at ordinary income tax rates, and we should be entitled to a corresponding tax deduction for compensation expense, in the amount paid or value of the shares issued upon exercise or settlement. Payments in shares will be valued at the fair market value of the shares at the time of the payment, and upon the subsequent disposition of the shares the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Restricted stock and RSUs. A 2021 Plan participant generally will not recognize taxable income at ordinary income tax rates and we generally will not be entitled to a tax deduction upon the grant of restricted stock or RSUs. Upon the termination of restrictions on restricted stock or the payment of RSUs, the participant will recognize taxable income at ordinary income tax rates, and we should be entitled to a corresponding tax deduction for compensation expense, in the amount paid to the participant or the amount by which the then fair market value of the shares received by the participant exceeds the amount, if any, paid for them. Upon the subsequent disposition of any shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares. However, a 2021 Plan participant granted restricted stock that is subject to forfeiture or repurchase through a vesting schedule such that it is subject to a risk of forfeiture (as defined in Section 83 of the Internal Revenue Code) may make an election under Section 83(b) of the Internal Revenue Code to recognize taxable income at ordinary income tax rates, at the time of the grant, in an amount equal to the fair market value of the shares of common stock on the date of grant, less the amount paid, if any, for the shares. We will be entitled to a corresponding tax deduction for compensation, in the amount recognized as taxable income by the participant. If a timely Section 83(b) election is made, the participant will not recognize any additional ordinary income on the termination of restrictions on restricted stock, and we will not be entitled to any additional tax deduction.

Other stock or cash-based awards. A 2021 Plan participant will not recognize taxable income and we will not be entitled to a tax deduction upon the grant of other stock or cash-based awards until cash or shares are paid or distributed to the participant. At that time, any cash payments or the fair market value of shares that the participant receives will be taxable to the participant at ordinary income tax rates and we should be entitled to a corresponding tax deduction for compensation expense. Payments in shares will be valued at the fair market value of the shares at the time of the payment. Upon the subsequent disposition of the shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

2017 Equity Incentive Plan

Our board of directors adopted the 2017 Plan in September 2017 and our stockholders approved our 2017 Plan in September 2017. Our 2017 Plan was most recently amended by our board of directors and our stockholders in October 2020.

Stock Awards

Our 2017 Plan provides for the grant of ISOs (within the meaning of Section 422 of the Internal Revenue Code) to employees, including employees of any parent or subsidiary, and for the grant of NSOs, restricted stock awards, RSUs, and other stock-based awards to employees, directors and consultants.

Authorized Shares

Subject to certain adjustments, awards may be made under the 2017 Plan covering up to 35,989,096 shares of common stock. Shares subject to stock awards granted under our 2017 Plan that expire, lapse or are terminated, surrendered, cancelled without having been fully exercised or that are forfeited or repurchased, in any case in a manner that results in any shares of common stock covered by the award not being issued or being so reacquired, then those shares will again become available for issuance under the 2017 Plan. This includes shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award.

As of December 31, 2020, 29,302,518 shares of our common stock were subject to outstanding awards under the 2017 Plan and 3,737,843 shares of our common stock remained available for future issuance under the 2017 Plan. Following the adoption of the 2021 Plan, no further awards will be granted under the 2017 Plan.

Plan Administration

Our board of directors, or a duly authorized committee of our board of directors to which the board delegates its administrative authority, administers our 2017 Plan and is referred to as the plan administrator herein. Under our 2017 Plan, the plan administrator has the authority to, among other things, select the persons to whom awards are to be made, to determine the type or types of awards to be granted to each person, determine the number of awards to grant, determine the number of shares to be subject to awards, and the terms and conditions of awards, and make all other determinations and decisions and to take all other actions necessary or advisable for the administration of the 2017 Plan. The plan administrator is also authorized to establish, adopt, amend or revise rules relating to administration of the 2017 Plan, subject to certain restrictions.

Stock Options

ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2017 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant (or 110% of the fair market value for certain major stockholders). Options granted under the 2017 Plan vest at the rate specified in the stock option agreement, as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the 2017 Plan, up to a maximum of ten years (or five years, for certain major stockholders).

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash or check, (2) an irrevocable and unconditional undertaking by a broker or a copy of an irrevocable or unconditional instruction to a broker, (3) shares of our common stock owned by the optionholder, (4) shares of our common stock then issuable upon exercise of the option, (5) a promissory note, (6) property of any other kind, or (7) any combination of the above permitted forms of payment.

Unless the plan administrator provides otherwise, options generally are not transferable except by will or the laws of descent and distribution.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards

RSUs are granted under RSU award agreements adopted by the plan administrator. An RSU may be settled by cash or other property as set forth in the RSU award agreement. Additionally, dividend equivalents may be paid currently or credited to an account and may be settled in cash and/or shares of common stock.

Corporate Transactions

The plan administrator has broad discretion to equitably adjust the provisions of the 2017 Plan and the terms and conditions of existing and future awards, including with respect to aggregate number and type of shares subject to the 2017 Plan and awards granted pursuant to the 2017 Plan, to prevent the dilution or enlargement of intended benefits and/or facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. The plan administrator may also provide for the acceleration, cash-out, termination, assumption, substitution or conversion of awards in the event of a change in control or certain other unusual or nonrecurring events or transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders (an equity restructuring) the plan administrator will make equitable adjustments to the 2017 Plan and outstanding awards as it deems appropriate to reflect the equity restructuring.

Change in Control. In the event of a change in control where the acquirer does not assume awards granted under the 2017 Plan, with respect to awards issued under the 2017 Plan held by persons who have not experienced a termination of service, the plan administrator may provide for accelerated vesting such that 100% of the awards will become vested and exercisable or payable, as applicable, immediately prior to the change in control. Under the 2017 Plan, a change of control is generally defined as: (i) a merger or consolidation of our company with or into any other corporation or other entity or person; (ii) a sale, lease, exchange or other transfer in one transaction or a series of related transactions of all or substantially all of our company’s assets; or (iii) any other transaction, including the sale by us of new shares of our capital stock or a transfer of existing shares of our capital stock, the result of which is that a third party that is not an affiliate of us or our stockholders (or a group of third parties not affiliated with us or our stockholders) immediately prior to such transaction acquires or holds capital stock representing a majority of our outstanding voting power immediately following such transaction; provided that the following events shall not constitute a “change in control” under the 2017 Plan: (a) a transaction (other than a sale of all or substantially all of our assets) in which the holders of our voting securities immediately prior to the merger or consolidation hold, directly or indirectly, at least a majority of the voting securities in the successor corporation or its parent immediately after the merger or consolidation; (b) a sale, lease, exchange or other transaction in one transaction or a series of related transactions of all or substantially all of our assets to an affiliate of ours; (c) an initial public offering of any of our securities; (d) a reincorporation solely to change our jurisdiction; or (e) a transaction undertaken for the primary purpose of creating a holding company that will be owned in substantially the same proportion by the persons who held our securities immediately before such transaction.

Plan Amendment or Termination

Our board of directors has the authority to amend, suspend or terminate the 2017 Plan, provided that such action does not materially and adversely affect any award outstanding without the affected participant’s consent. Stockholder approval of any amendment to the 2017 Plan will be obtained to the extent necessary and desirable to comply with any applicable law. Unless terminated sooner, the 2017 Plan will automatically terminate in September 2027.

Securities Laws and Federal Income Tax Consequences

The 2017 Plan is designed to comply with applicable securities laws in the same manner as described above in the description of the 2021 Plan under the heading “—2021 Incentive Award Plan—Securities Laws.” The general U.S. federal income tax consequences of awards under the 2017 Plan are the same as those described above with respect to similar awards in the description of the 2021 Plan under the heading “—2021 Incentive Award Plan—Federal Income Tax Consequences.”

2021 Employee Stock Purchase Plan

Effective the day prior to the first public trading date of our common stock, we intend to adopt and ask our stockholders to approve the 2021 Employee Stock Purchase Plan, or the 2021 ESPP, the material terms of which are summarized below.

The 2021 ESPP is comprised of two distinct components in order to provide increased flexibility to grant options to purchase shares under the 2021 ESPP to U.S. and to non-U.S. employees. Specifically, the 2021 ESPP authorizes (1) the grant of options to U.S. employees that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code, (the “Section 423 Component”), and (2) the grant of options that are not intended to be tax-qualified under Section 423 of the Code to facilitate participation for employees located outside of the U.S. who do not benefit from favorable U.S. federal tax treatment and to provide flexibility to comply with non-U.S. law and other considerations (the “Non-Section 423 Component”). Where permitted under local law and custom, we expect that the Non-Section 423 Component will generally be operated and administered on terms and conditions similar to the Section 423 Component.

Shares Available for Awards; Administration. A total of              shares of our common stock will initially be reserved for issuance under the 2021 ESPP. In addition, the number of shares available for issuance under the 2021 ESPP will be annually increased on January 1 of each calendar year beginning in 2022 and ending in and including 2031, by an amount equal to the lesser of (A)     % of the shares outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by our board of directors, provided that no more than              shares of our common stock may be issued under the Section 423 Component. Our board of directors or a committee of our board of directors will administer and will have authority to interpret the terms of the 2021 ESPP and determine eligibility of participants. We expect that the compensation committee will be the initial administrator of the 2021 ESPP.

Eligibility. We expect that all of our employees will be eligible to participate in the 2021 ESPP. However, an employee may not be granted rights to purchase stock under our 2021 ESPP if the employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our stock.

Grant of Rights. Stock will be offered under the 2021 ESPP during offering periods. The length of the offering periods under the 2021 ESPP will be determined by the plan administrator and may be up to twenty-seven months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day in the offering period. Offering periods under the 2021 ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods. In non-U.S. jurisdictions where participation in the 2021 ESPP through payroll deductions is prohibited, the plan administrator may provide that an eligible employee may elect to participate through contributions to the participant’s account under the 2021 ESPP in a form acceptable to the 2021 ESPP administrator in lieu of or in addition to payroll deductions.

The 2021 ESPP permits participants to purchase common stock through payroll deductions of up to a specified percentage of their eligible compensation. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period. In addition, no employee will be permitted to accrue the right to purchase stock under the Section 423 Component at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first day of the offering period).

On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of our common stock. The option will expire at the end of the applicable offering period, and will be exercised at that time to the extent of the payroll deductions accumulated during the offering period. The purchase price of the shares, in the absence of a contrary designation, will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the purchase date. Participants may voluntarily end their participation in the 2021 ESPP at any time during a specified period prior to the end of the applicable offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon a participant’s termination of employment.

A participant may not transfer rights granted under the 2021 ESPP other than by will or the laws of descent and distribution, and are generally exercisable only by the participant.

Certain Transactions. In the event of certain non-reciprocal transactions or events affecting our common stock, the plan administrator will make equitable adjustments to the 2021 ESPP and outstanding rights. In the event of certain unusual or non-recurring events or transactions, including a change in control, the plan administrator may provide for (1) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (3) the adjustment in the number and type of shares of stock subject to outstanding rights, (4) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights.

Plan Amendment. The plan administrator may amend, suspend or terminate the 2021 ESPP at any time. However, stockholder approval will be obtained for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the 2021 ESPP or changes the corporations or classes of corporations whose employees are eligible to participate in the 2021 ESPP.

Securities Laws. The 2021 ESPP has been designed to comply with various securities laws in the same manner as described above in the description of the 2021 Plan.

Federal Income Taxes. The material U.S. federal income tax consequences of the 2021 ESPP under current U.S. federal income tax law are summarized in the following discussion, which deals with the general U.S. federal income tax principles applicable to the 2021 ESPP. The following discussion is based upon U.S. laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.

The 2021 ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Internal Revenue Code. Under the applicable Internal Revenue Code provisions, no income will be taxable to a participant until the sale or other disposition of the shares purchased under the 2021 ESPP. This means that an eligible employee will not recognize taxable income on the date the employee is granted an option under the 2021 ESPP (i.e., the first day of the offering period). In addition, the employee will not recognize taxable income upon the purchase of shares. Upon such sale or disposition, the participant will generally be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to disposing of them. If the shares are sold or disposed of more than two years from the first day of the offering period during which the shares were purchased and more than one year from the date of purchase, or if the participant dies while holding the shares, the participant (or his or her estate) will recognize ordinary income measured as the lesser of: (1) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price; or (2) an amount equal to 15% of the fair market value of the shares as of the first day of the offering period. Any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price.

If the shares are sold or otherwise disposed of before the expiration of the holding periods described above, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price and we will be entitled to a tax deduction for compensation expense in the amount of ordinary income recognized by the employee. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them. If the shares are sold or otherwise disposed of before the expiration of the holding periods described above but are sold for a price that is less than the purchase price, the participant will recognize ordinary income equal to the excess of the fair market value of the shares on the date of purchase over the purchase price (and we will be entitled to a corresponding deduction), but the participant generally will be able to report a capital loss equal to the difference between the sales price of the shares and the fair market value of the shares on the date of purchase.

Director Compensation

From time to time, we have granted stock-based compensation to the non-employee members of our board of directors for their services as directors.

During 2020, we paid cash compensation to three of our non-employee members of our board of directors for their service as directors. Dr. Yamada receives an annual cash fee of $100,000, paid monthly, for his service as Chairman of our board of directors. Effective November 5, 2020, Dr. Sandborn commenced receiving an annual cash retainer of $35,000 for his services as a member of our board of directors. Mr. Papa received an annual cash retainer of $30,000 commencing with his commencement of service on our board of directors, in consideration of his board service and his service as chairman of our compensation committee, which retainer was increased to $35,000 annually effective November 5, 2020.

We have provided stock-based compensation to certain of our non-employee directors. Drs. Yamada and Sandborn and Mr. Papa are the only non-employee directors who received an equity awards during 2020.

Effective August 25, 2020, we granted Mr. Papa options to purchase 150,000 shares of our common stock under our 2017 Plan in connection with his commencement of service on our board of directors and as chairman of our compensation committee. Twenty-five percent of the options vest on the first anniversary of the date of grant and 1/48th of the options vest monthly thereafter, subject to the director’s continuous service through each vesting date. The stock options have a ten-year term. The stock options granted to Mr. Papa in August 2020 have an exercise price of $0.31 per share, and the stock options granted to our non-employee directors in December 2020 have an exercise price of $0.37 per share, which our board of directors determined was equal to the fair market value per share of our common stock on the applicable date of grant.

In connection with his transition from Chief Executive Officer to non-executive employee Advisor in November 2019, we entered into an employment letter agreement with Mr. Glenn, pursuant to which he remained an employee through December 31, 2020. Pursuant to his letter agreement, Mr. Glenn received an annual base salary of $500,000 and, for 2020, is eligible to receive an annual bonus with a target amount equal to 50% of his eligible earnings for 2020. In addition, Mr. Glenn was entitled to certain severance benefits under his employment letter agreement in the event of his termination under certain circumstances prior to December 31, 2020, subject to his execution of a release of claims and compliance with post-termination obligations. Upon a termination without cause, resignation for good reason, or termination due to death or disability before December 31, 2020, Mr. Glenn would have been entitled to: (i) continuation of his monthly base salary until December 31, 2020 (such applicable period, the severance period), (ii) his target bonus for 2020, payable in lump sum, (iii) payment of the COBRA premiums for him until the earliest of (a) the end of the severance period, or (b) the date he became eligible for health insurance coverage in connection with his new employment, and (iv) accelerated vesting of the unvested portion of his option grant. Pursuant to his employment letter agreement, Mr. Glenn was not eligible for any severance benefits as a result of any termination of his employment for any reason on or after December 31, 2020. Pursuant to his employment letter, Mr. Glenn is also eligible for two transaction bonuses. The first transaction bonus in the amount of $250,000 was paid to Mr. Glenn in August 2020 in recognition of the execution of the Falk Agreement. The second transaction bonus in the amount of $500,000 will be payable to Mr. Glenn upon the completion of an initial public offering on or before March 9, 2022. Mr. Glenn is not required to remain employed by us in order to receive the transaction bonus payable upon an initial public offering.

In addition, we have reimbursed, and will continue to reimburse, our non-employee directors for their actual out-of-pocket costs and expenses incurred in connection with attending board meetings. Mark C. McKenna, our President and Chief Executive Officer, is also a member of our board of directors, but does not receive any additional compensation for his service as a director.

The following table summarizes compensation received by our non-employee directors during the year ended December 31, 2020. Mr. McKenna is excluded from the following table because he served as our President and Chief Executive Officer during 2020. His compensation is included in the Summary Compensation Table above.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Grégory Behar(2)	—	—	—	—
Scott Glenn(3)	—	—	730,167	730,167
Joy Ghosh	—	—	—	—
Martin Hendrix	—	—	—	—
James D. Laur	—	—	—	—
Shlomo Melmed, M.D.(4)	—	—	—	—
Joseph C. Papa	11,288	91,382	—	102,670
Gerald T. Proehl(5)	—	—	—	—
William Sandborn, M.D.(6)	5,370	46,000	—	51,370
Mark Stenhouse(7)	—	—	—	—
Adam Stone	—	—	—	—
Douglas F. Wall(8)	—	—	—	—
Shierley Widjaja	—	—	—	—
Tadataka (Tachi) Yamada, M.D.	99,996	262,294	—	362,290

(1)

Represents the grant date fair value of stock options to purchase shares of common stock of Prometheus Biosciences, Inc. computed in accordance with FASB ASC 718. See Note 8 to the consolidated financial statements for the fiscal year ended December 31, 2020 included with this prospectus for a description of the assumptions used in valuing our stock options.

(2)	Mr. Behar resigned from our board of directors effective October 30, 2020.
(3)

Mr. Glenn resigned from our board of directors effective October 26, 2020, but continued to serve as an employee and advisor to the company through December 31, 2020. The amounts in the “All Other Compensation” column for Mr. Glenn represent compensation paid to him during 2020 for his role as an non-executive employee advisor to the company as follows: annual base salary ($479,327); transaction bonus paid in recognition of the execution of the Falk Agreement ($250,000); and life insurance benefits provided at company expense ($840). Mr. Glenn will be eligible to receive an annual bonus for 2020 based on company performance, with a target annual bonus equal to 50% of his annual base salary. The annual bonuses for the company’s employees have not yet been determined, and the amount of Mr. Glenn’s 2020 annual bonus will be provided when available.

(4)	Dr. Melmed resigned from our board of directors effective September 29, 2020.
(5)	Mr. Proehl resigned from our board of directors effective March 27, 2020, but continues to serve as an advisor to the company.
(6)	Dr. Sandborn is married to Allison Luo, our Chief Medical Officer. Dr. Luo’s compensation is described above under “Executive Compensation.”
(7)	Mr. Stenhouse resigned from our board of directors effective October 30, 2020, but continues to serve as an advisor to the company.
(8)	Mr. Wall resigned from our board of directors effective September 29, 2020, but continues to serve as an advisor to the company.

The aggregate number of shares subject to stock options outstanding at December 31, 2020 for the individuals who served as non-employee directors during 2020 was as follows:

Name	Number of Securities Underlying Options Outstanding at December 31, 2020
Grégory Behar	—
Scott Glenn	1,000,000
Joy Ghosh	—
Martin Hendrix	—
James D. Laur	—
Shlomo Melmed, M.D.	—
Joseph C. Papa	423,401
Gerald T. Proehl	400,000
William Sandborn, M.D.	272,917
Mark Stenhouse	400,000
Adam Stone	—
Douglas F. Wall	—
Shierley Widjaja	—
Tadataka (Tachi) Yamada, M.D.	2,540,407

Each of Dr. Sandborn and Mr. Wall also held 677,083 and 150,000 shares of common stock as of December 31, 2020, respectively, which shares were issued to them upon the early exercise of stock options granted to them prior to 2020, 128,125 and 34,375 of which remained restricted as of December 31, 2020, respectively.

In connection with this offering, we intend to adopt and ask our stockholders to approve the initial terms of our non-employee director compensation program. The material terms of the non-employee director compensation program, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the non-employee director compensation program and, accordingly, this summary is subject to change.

The non-employee director compensation policy will provide for annual retainer fees and/or equity awards for our non-employee directors. We expect each non-employee director will receive an annual retainer of $        . A non-employee director serving as the chair of the audit, compensation and nominating and corporate governance committees will receive additional annual retainers of $         , $        and $        , respectively. A non-employee director serving as a member of the audit, compensation and nominating and corporate governance committees will receive additional annual retainers of $         , $        and $        , respectively. The non-employee directors will also receive initial grants of options to purchase            shares of our common stock, vesting over three years, upon election to the board of directors, and thereafter annual grants of options to purchase              shares of our common stock, vesting on the first to occur of (1) the first anniversary of the grant date or (2) the next occurring annual meeting of our stockholders, in each case subject to the non-employee director’s continued service through the applicable vesting date. In addition, equity awards granted to our non-employee directors will vest upon a change in control of our company.

Compensation under our non-employee director compensation policy will be subject to the annual limits on non-employee director compensation set forth in the 2021 Plan, as described above. Our board of directors or its authorized committee may modify the non-employee director compensation program from time to time in the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, subject to the annual limit on non-employee director compensation set forth in the 2021 Plan. As provided in the 2021 Plan, our board of directors or its authorized committee may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the board of directors or its authorized committee may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other compensation decisions involving non-employee directors.

Limitations of Liability and Indemnification Matters

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that if Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that we shall have the power to indemnify our employees and agents to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our amended and restated bylaws would permit indemnification. We have obtained directors’ and officers’ liability insurance.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

The above description of the indemnification provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which is filed as an exhibit to the registration statement of which this prospectus is a part.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following includes a summary of transactions since January 1, 2017 to which we have been a party in which the amount involved exceeded or will exceed the lesser of $120,000 and one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Executive and Director Compensation.” We also describe below certain other transactions with our directors, executive officers and stockholders.

Preferred Stock Financings

Series B Convertible Preferred Stock Financings. In November 2018, we entered into a Series B preferred stock purchase agreement, pursuant to which we sold to investors in an initial closing and subsequent closing in November 2018 and May 2019, respectively, in private placements, an aggregate of 26,666,667 shares of Series B convertible preferred stock. The per share purchase price was $0.75, and we received gross proceeds of approximately $20 million.

Series C Convertible Preferred Stock Financings. In June 2019, we entered into a Series C preferred stock purchase agreement, as amended in March 2020, pursuant to which we sold to investors in an initial closing and subsequent closing in June 2019 and March 2020, respectively, in a private placement, an aggregate of 53,063,500 shares of Series C convertible preferred stock, including shares issued to Nestlé Health Science US Holdings Inc. (NHS) and Société des Produits Nestlé S.A. (SPN) as part of our acquisition of PLI described below. The per share purchase price was $1.00, and we received gross proceeds of approximately $28.1 million from the sale of stock to investors, excluding NHS and SPN.

Series D Convertible Preferred Stock Financing. In October 2020, we entered into a Series D preferred stock purchase agreement, pursuant to which we sold to investors, in a private placement, an aggregate of 66,155,067 shares of Series D convertible preferred stock, including shares issued to NHS as part of our acquisition of PLI described below. The per share purchase price was $0.7558, and we received gross proceeds of approximately $46.2 million from the sale of stock to investors, excluding NHS.

The following table sets forth the aggregate number of these securities acquired by the listed directors, executive officers or holders of more than 5% of our capital stock, or their affiliates. Each outstanding share of preferred stock, will convert into shares of common stock at a ratio of one-for-one immediately prior to the closing of this offering.

Participants	Series B Preferred Shares	Series C Preferred Shares	Series D Preferred Shares
5% or Greater Stockholders(1)
Cedars-Sinai Medical Center	12,000,000	25,000,000	2,544,425
Société des Produits Nestlé S.A(2)	—	16,450,000	—
Ascend Global Investment Fund SPC—Strategic Segregated Portfolio	10,084,791	—	508,885
Nestlé Health Science US Holdings Inc.(3)	—	8,550,000	5,088,851
Entities affiliated with Life Ventures(4)	2,666,667	2,000,000	—
Mutual Fund Series Trust, on behalf of Eventide Healthcare & Life Sciences Fund	—	—	10,177,703
Perceptive Life Sciences Master Fund, Ltd.	—	—	10,177,703
Entities affiliated with RTW Master Fund, Ltd.	—	—	10,177,703
Entities affiliated with Cowen Healthcare Investments III LP	—	—	10,177,703
Officers and Directors
Tadataka Yamada, M.D.	133,334	—	—

(1)	Additional details regarding these stockholders and their equity holdings are provided in the section titled “Principal Stockholders.”
(2)	Represents securities acquired by SPN in connection with our acquisition of PLI.
(3)

Represents 3,550,000 shares acquired by NHS in June 2019, 5,000,000 shares acquired by NHS in June 2020 and 5,088,851 shares acquired by NHS in October 2020 upon conversion of deferred purchase price from cash to stock, in connection with our acquisition of PLI.

(4)

Represents securities acquired by Life Ventures I LP and Life Ventures II LP (collectively, Life Ventures). Douglas F. Wall, a member of our board of directors until his resignation effective September 29, 2020, is the Managing Member and Managing Director of Life Ventures.

Agreements with Cedars-Sinai

In September 2017 and March 2019, we and Cedars-Sinai, one of our 5% stockholders, entered into exclusive license agreements. Such agreements are described in “Business—Collaboration and License Agreement Overview—Our Collaboration with Cedars-Sinai Medical Center.” In May 2018, Prometheus Laboratories, Inc. and Cedars-Sinai entered into a reference laboratory services agreement, which agreement was amended in June 2019 and October 2019, under which we provide certain laboratory services to Cedars-Sinai on an ongoing basis. As more fully described below, we acquired Prometheus Laboratories in June 2019. During the year ended, December 31, 2019, Cedars-Sinai has paid us approximately $0.2 million for such services.

Shlomo Melmed, M.D., a member of our board of directors until his resignation effective September 29, 2020, is the Executive Vice President of Academic Affairs, Dean of the Medical Faculty and Professor of Medicine at Cedars-Sinai. James Laur, also a member of our board of directors, is the Vice President, Intellectual Property for Cedars-Sinai.

Prometheus Laboratories, Inc.

PLI Acquisition and Spin-off

In June 2019, we, NHS and SPN entered into a stock purchase agreement whereby we acquired 100% of the issued and outstanding equity of PLI from NHS, as well as certain intellectual property rights from SPN. In consideration for the acquisition, we issued to NHS and SPN an aggregate of 25,000,000 shares of Series C convertible preferred stock in connection with our Series C convertible preferred stock financing described above (or approximately $25 million of stock based upon a fair market value of $1.00 per share). Under the terms of the agreement, we are also required to pay NHS $10 million on December 31, 2021. Grégory Behar, a former member of our board of directors, is the Chief Executive Officer of NHS, and Martin Hendrix, Ph.D., a member of our board of directors, is the Head of Global Business Development and M&A at NHS.

On December 31, 2020, we completed a spin-off of PLI, by means of a pro rata distribution of all its outstanding stock to our stockholders of record on December 30, 2020.

Transition Services Agreement

In connection with the spin-off, we and PLI entered into a transition services agreement. Pursuant to this agreement, we are providing PLI certain transitional services, including general and administrative, finance and clinical operations support, and PLI is providing us with certain transitional services, including providing for the use of our current facilities under a sublease, in each case for specified monthly service fees. The initial term of the agreement is for one year, subject to earlier termination and extension thereafter.

Registration Rights Agreement

We entered into an amended and restated investors’ rights agreement in November 2018, as amended and restated in June 2019, and as amended and restated in October 2020, with the holders of our convertible preferred stock, including entities with which certain of our directors are affiliated. The registration rights agreement provides for certain rights relating to the registration of their shares of common stock issuable upon conversion of their convertible preferred stock and certain additional covenants made by us. Except for the registration rights (including the related provisions pursuant to which we have agreed to indemnify the parties to the investors’ rights agreement), all rights under this agreement will terminate upon closing of this offering. The registration rights will continue following this offering and will terminate seven years after the closing of this offering. See the section titled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.

Voting Agreement

We entered into an amended and restated voting agreement in November 2018, as amended and restated in March 2020, as further amended in August 2020, and as amended and restated in October 2020, with the holders of our convertible preferred stock, including entities with which certain of our directors are affiliated, pursuant to which the following directors were each elected to serve as members on our board of directors and, as of the date of this prospectus, continue to so serve: Joy Ghosh, Ph.D., Adam Stone, James Laur, Mark C. McKenna, Martin Hendrix, Ph.D., Joseph C. Papa, William Sandborn, M.D., Tadataka Yamada, M.D. and Shierley Widjaja. Pursuant to the voting agreement, Mr. McKenna, as our Chief Executive Officer, serves on our board of directors as the CEO director. Dr. Hendrix, Mr. Laur, Dr. Ghosh, Mr. Stone and Ms. Widjaja were initially selected to serve on our board of directors as representatives of the holders of our convertible preferred stock, as designated by NHS, Cedars-Sinai, Mutual Fund Series Trust, on behalf of Eventide Healthcare & Life Sciences Fund, Perceptive Life Sciences Master Fund, Ltd., Perceptive Life Sciences Master Fund, Ltd. and Ascend Global Investment Fund SPC—Strategic Segregated Portfolio, respectively. Mr. Papa, Dr. Sandborn and Dr. Yamada were initially selected to serve on our board of directors as representatives of the holders of our common stock and convertible preferred stock, as designated by a majority of our common and preferred stockholders, voting together as a single class.

The voting agreement will terminate upon the closing of this offering, and members previously elected to our board of directors pursuant to this agreement will continue to serve as directors until they resign, are removed or their successors are duly elected by holders of our common stock. The composition of our board of directors after this offering is described in more detail under “Management—Board Composition and Election of Directors.”

Equity Grants to Executive Officers and Directors

We have granted restricted stock and stock options to certain of our executive officers and non-employee directors, as more fully described in “Executive and Director Compensation” with respect to our NEOs and non-employee directors.

Employment Arrangements

We have entered into employment letter agreements with our executive officers. For more information regarding these letter agreements, see the section titled “Executive and Director Compensation—Employment Letter Agreements with our NEOs.”

Director and Officer Indemnification

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us or will require us to indemnify each director (and in certain cases their related venture capital funds) and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Further, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. For further information, see the section titled “Executive and Director Compensation—Limitations of Liability and Indemnification Matters.”

Policies and Procedures for Related Person Transactions

Our board of directors will adopt a written related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related-person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of December 31, 2020, and as adjusted to reflect the sale of shares of common stock in this offering, by:

•	our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power. Applicable percentage ownership is based on 178,547,702 shares of common stock outstanding on December 31, 2020, which gives effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 160,864,434 shares of our common stock immediately prior to the closing of this offering and includes 546,978 shares subject to forfeiture or a right of repurchase. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to warrants, options or other rights held by such person that are currently exercisable or will become exercisable within 60 days of December 31, 2020 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Prometheus Biosciences, Inc., 9410 Carroll Park Dr., San Diego, California 92121. We believe, based on information provided to us, that each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name of Beneficial Owner		Before Offering	After Offering
5% or Greater Stockholders
Cedars-Sinai Medical Center(1)	46,469,425	26.0%
Entities affiliated with Nestlé S.A.(2)	30,088,851	16.9%
Ascend Global Investment Fund SPC—Strategic Segregated Portfolio(3)	16,593,676	9.3%
Entities affiliated with Life Ventures Management(4)	10,266,667	5.8%
Mutual Fund Series Trust, on behalf of Eventide Healthcare & Life Sciences Fund(5)	10,177,703	5.7%
Perceptive Life Sciences Master Fund, Ltd.(6)	10,177,703	5.7%
Entities affiliated with RTW Master Fund, Ltd.(7)	10,177,703	5.7%
Entities affiliated with Cowen Healthcare Investments III LP(8)	10,177,703	5.7%
Executive Officers and Directors
Mark C. McKenna(9)	1,324,702	*
Allison Luo, M.D.(10)	1,177,083	*
Keith Marshall	—	*
Tadataka Yamada, M.D.(11)	1,156,251	*
Joy Ghosh, Ph.D.	—	*
Martin Hendrix, Ph.D.	—	*
James Laur	—	*
Joseph C. Papa	—	*

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name of Beneficial Owner		Before Offering	After Offering
William Sandborn, M.D.(12)	1,177,083	*
Adam Stone	—	*
Shierley Widjaja(3)	16,593,676	9.3%

All executive officers and directors as a group (12 persons)(13)	21,297,760	10.7%

*	Less than 1%.
(1)

Includes 46,469,425 shares held by Cedars-Sinai Medical Center. Thomas M. Priselac, the President and Chief Executive Officer of Cedars-Sinai Medical Center, and Edward M. Prunchunas, the Senior Vice President and Chief Financial Officer of Cedars-Sinai Medical Center, are deemed to share voting and dispositive power with respect to the shares held by Cedars-Sinai Medical Center.

(2)

Includes (i) 13,638,851 shares of common stock held by NHS and (ii) 16,450,000 shares of common stock held by SPN. Each of (a) SPN, an indirect parent of NHS, (b) NIMCO US, Inc., or NIMCO, the direct parent of NHS, (c) Nestlé US Holdco, Inc., or Nestlé US Holdco, an indirect parent of NHS, and (d) Nestlé S.A. a publicly traded company and the ultimate parent of each of NHS, NIMCO, Nestlé US Holdco and SPN, has shared voting power and shared dispositive power with respect to the 13,638,851 shares held by NHS. Each of (x) SPN and (y) Nestlé S.A. has shared voting power and shared dispositive power with respect to the 16,450,000 shares held by SPN. The principal executive office of NHS, NIMCO and Nestlé US Holdco is 1812 North Moore Street, Arlington, VA 22209 and the principal executive office of SPN and Nestlé S.A. is Avenue Nestlé 55, CH-1800, Vevey Switzerland.

(3)

Consists of 16,593,676 shares of common stock held by Ascend Global Investment Fund SPC – Strategic Segregated Portfolio, or Ascend Global. Ascend Global is managed by Ascend Capital Advisors (S) Pte. Ltd, or Ascend Capital. SJE Investments is an adviser of Ascend Capital. Ms. Widjaja is an Executive Director and Chief Investment Officer of SJE Investments and as such may be deemed to beneficially own such shares. Ms. Widjaja disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

(4)

Includes (i) 7,133,333 shares of common stock held by Life Ventures I LP and (ii) 3,133,334 shares of common stock held by Life Ventures II LP (collectively with Life Ventures I LP, the Life Ventures Funds). Douglas Wall is the Managing Member and Managing Director of Life Ventures Management, LLC, the general partner of the Life Ventures Funds, and as such has voting and investment power over the shares held by the Life Ventures Funds. Mr. Wall disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

(5)

Consists of 10,177,703 shares of common stock held by Mutual Fund Series Trust, on behalf of Eventide Healthcare & Life Sciences Fund. Eventide Healthcare & Life Sciences Fund is a registered investment companies for which Eventide Asset Management, LLC acts as investment advisor. Eventide Asset Management, LLC has voting and investment power with respect to the shares.

(6)

Consists of 10,177,703 shares of common stock held by Perceptive Life Sciences Master Fund, Ltd. (the “Master Fund”). Perceptive Advisors LLC (“Perceptive”) is the investment manager to the Master Fund and may be deemed to beneficially own the securities directly held by the Master Fund. Joseph Edelman is the managing member of Perceptive. Perceptive and Mr. Edelman may be deemed to beneficially own the shares held by the Master Fund. The address of Perceptive is 51 Astor Place, 10th Floor, New York, New York 10003.

(7)

Consists of (i) 2,075,645 shares of common stock held by RTW Innovation Master Fund, Ltd., (ii) 6,189,292 shares of common stock held by RTW Master Fund, Ltd. and (ii) 1,912,766 shares of common stock held by RTW Venture Fund Limited. RTW Investments, LP is the manager of RTW Master Fund, Ltd., RTW Venture Fund Limited and RTW Innovation Master Fund. Dr. Wong is the Managing Partner and Chief Investment Officer of RTW Investments, and as such has sole voting and investment control over such shares. Roderick Wong, M.D. disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. The address of RTW Investments and Dr. Wong is 412 West 15th Street, Floor 9, New York, New York, 10011.
(8)

Consists of (i) 875,752 shares held by Cowen Healthcare Investments III LP and (ii) 33,523 shares held by CHI EF III LP. CHI Advisors LLC is the investment manager of Cowen Healthcare Investments III LP and CHI EF III LP and has voting and investment power with respect to the securities held by each of the respective entities. The business address for Cowen Healthcare Investments III LP and CHI EF III LP c/o CHI Advisors LLC, 599 Lexington Avenue, 19th Floor, New York, New York 10022.

(9)	Consists of shares of common stock underlying options held by Mr. McKenna that are exercisable as of December 31, 2020 or that will become exercisable within 60 days after such date.
(10)	Consists of (i) 500,000 shares of common stock held by Dr. Luo and (ii) 677,083 shares of common stock held by Dr. Sandborn, Dr. Luo’s spouse.
(11)

Consists of (i) 133,334 shares of common stock held by Dr. Yamada and (ii) 1,022,917 shares of common stock underlying options held by Dr. Yamada that are exercisable as of December 31, 2020 or that will become exercisable within 60 days after such date.

(12)	Consists of (i) 677,083 shares of common stock held by Dr. Sandborn and (ii) 500,000 shares of common stock held by Dr. Luo, Dr. Sandborn’s spouse.
(13)

Consists of (i) the shares described in footnotes 3 and 9 through 12 above and (ii) 322,917 shares of common stock underlying options held by Laurens Kruidenier, our Chief Scientific Officer, that are exercisable as of December 31, 2020 or that will become exercisable within 60 days after such date.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes some of the terms of our amended and restated certificate of incorporation and amended and restated bylaws, the investors’ rights agreement and of the Delaware General Corporation Law. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and registration rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Following the closing of this offering, our authorized capital stock will consist of                 shares of common stock, $0.0001 par value per share, and                shares of preferred stock, $0.0001 par value per share.

Common Stock

As of December 31, 2020, there were 178,547,702 shares of our common stock outstanding and held of record by 31 stockholders, including 546,978 shares of restricted common stock which are subject to forfeiture or our right of repurchase, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 160,864,434 shares of common stock, which will automatically occur immediately prior to the closing of this offering. Based on the number of shares of common stock outstanding as of December 31, 2020, and further assuming the issuance by us of                 shares of common stock in this offering, there will be                 shares of common stock outstanding upon the closing of this offering. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose, other than any directors that holders of any preferred stock we may issue may be entitled to elect. Subject to the supermajority votes for some matters, other matters shall be decided by the affirmative vote of our stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter. Our amended and restated certificate of incorporation and amended and restated bylaws also provide that our directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon. In addition, the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon is required to amend or repeal, or to adopt any provision inconsistent with, several of the provisions of our amended and restated certificate of incorporation. See below under the heading “—Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws—Amendment of Charter Provisions.”

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the assets legally available for distribution to stockholders after the payment of or provision for all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon the closing of this offering will be, duly authorized, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Upon the closing of this offering, all of our previously outstanding shares of convertible preferred stock will have been converted into common stock, there will be no authorized shares of our previously outstanding convertible preferred stock, and we will have no shares of preferred stock outstanding. Under the terms of our amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, our board of directors has the authority, without further action by our stockholders, to issue up to             shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the dividend, voting and other rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deterring or preventing a change in our control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrants

On January 24, 2020, in connection with our Loan Agreement with Oxford, we issued Oxford a warrant to purchase 112,500 Series C convertible preferred stock at an exercise price of $1.00 per share. In connection with this offering, the warrant will convert into a warrant to purchase 112,500 shares of common stock. The warrant contains a cashless exercise provision under which Oxford may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares of our common stock based on the fair market value of our common stock at the time of the net exercise of the warrant after deduction of the aggregate exercise price. The warrant expires ten years from its date of issuance.

Options

As of December 31, 2020, options to purchase 29,302,518 shares of our common stock were outstanding, of which 5,232,626 were vested and exercisable as of that date. For additional information regarding the terms of our 2017 Plan, see the section titled “Executive and Director Compensation—Other Elements of Compensation—2017 Equity Incentive Plan.”

Registration Rights

As of December 31, 2020, upon the closing of this offering holders of                shares of our common stock, which includes all of the shares of common stock issuable upon the automatic conversion convertible preferred stock immediately prior to the closing of this offering, will be entitled to the following rights with respect to the registration of such shares for public resale under the Securities Act, pursuant to investors’ rights agreement by and among us and certain investors. The registration of shares of common stock as a result of the following rights being exercised would enable holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective.

Demand Registration Rights

Form S-1. If at any time beginning six months following the effective date of the registration statement of which this prospectus forms a part, the holders of at least a majority of the registrable securities request in writing that we effect a registration with respect to all or a part of the registrable securities then outstanding where the aggregate price to the public of the offering is $10.0 million or more, we may be required to provide notice to all holders of registrable securities and to use commercially reasonable efforts to effect such registration; provided, however, that we will not be required to effect such a registration if, among other things, within the preceding 12 months, we have already effected two registrations for the holders of registrable securities in response to these demand registration rights.

Form S-3. If at any time we become entitled under the Securities Act to register our shares on Form S-3, the holders of the registrable securities request in writing that we effect a registration with respect to all or a part of the registrable securities then outstanding where the price to the public of the offering is $5.0 million or more, we may be required to provide notice to all holders of registrable securities and to use commercially reasonable efforts to effect such registration; provided, however, that we will not be required to effect such a registration if, among other things, within the preceding 12 months, we have already effected two registrations on Form S-3 for the holders of registrable securities.

If the holders requesting registration intend to distribute their shares by means of an underwriting, the underwriter of such offering will have the right to limit the numbers of shares to be underwritten for reasons related to the marketing of the shares.

Piggyback Registration Rights

If at any time following the closing of this offering we propose to register any shares of our common stock under the Securities Act, subject to certain exceptions, the holders of registrable securities will be entitled to notice of the registration and to include their shares of registrable securities in the registration. If our proposed registration involves an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.

Indemnification

Our registration rights agreement contains customary cross indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in a registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expenses

Ordinarily, other than underwriting discounts and commissions, we will be required to pay all expenses incurred by us related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all registration and filing fees, printing expenses, fees and disbursements of our counsel, reasonable fees and disbursements of a counsel for the selling securityholders, blue sky fees and expenses and the expenses of any special audits incident to the registration.

Termination of Registration Rights

The registration rights terminate three years after the closing of this offering.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability of our board of directors, without action by the stockholders, to issue up to              shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings

Our amended and restated bylaws provide that a special meeting of stockholders may be called only by our chairman of the board of directors, chief executive officer or president, or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting.

Staggered Board of Directors

Our amended and restated bylaws provides that our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, with one class being elected each year by our stockholders. For more information on the classified board of directors, see “Management—Board Composition and Election of Directors.” This system of electing directors may tend to discourage a third party from attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

Our amended and restated certificate of incorporation provides that no member of our board of directors may be removed from office except for cause and, in addition to any other vote required by law, upon the approval of not less than two thirds of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

Our amended and restated certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Choice of Forum

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders, creditors or other constituents; (iii) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or our amended and restated certificate of incorporation or amended and restated bylaws; (iv) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; or (v) any action asserting a claim governed by the internal affairs doctrine. The provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, our amended and restated certificate of incorporation will also provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. In any case, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. Our amended and restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least two thirds of the total voting power of all of our outstanding voting stock.

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board of directors and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be            . The transfer agent and registrar’s address is                .

Nasdaq Listing

We intend to apply to have our common stock listed on Nasdaq under the symbol “RXDX.”

Limitations of Liability and Indemnification Matters

For a discussion of liability and indemnification, see the section titled “Executive and Director Compensation—Limitations of Liability and Indemnification Matters.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we intend to apply to have our common stock listed on Nasdaq, we cannot assure you that there will be an active public market for our common stock.

Based on the number of shares of our common stock outstanding as of December 31, 2020, and assuming (i) the issuance of            shares in this offering, (ii) the automatic conversion of all of our outstanding shares of convertible preferred stock into 160,864,434 shares of common stock and the related reclassification of the carrying value of the convertible preferred stock to permanent equity upon the closing of this offering, (iii) no exercise of the underwriters’ option to purchase additional shares of common stock and (iv) no exercise or vesting of outstanding options, warrants or other rights, we will have outstanding an aggregate of            shares of common stock.

Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining                  shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, each of which is summarized below. We expect that substantially all of these shares will be subject to the 180-day lock-up period under the lock-up agreements described below.

Lock-Up Agreements

We, our officers, directors and holders of substantially all of our securities have agreed with the underwriters that for a period of 180 days, after the date of this prospectus, subject to specified exceptions, we or they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to sell, or otherwise dispose of or transfer any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, request or demand that we file a registration statement related to our common stock or enter into any swap or other agreement that transfers to another, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock. Upon expiration of the lock-up period, certain of our stockholders will have the right to require us to register their shares under the Securities Act. See the section titled “—Registration Rights” below and “Description of Capital Stock—Registration Rights.”

SVB Leerink LLC and Credit Suisse Securities (USA) LLC may, in their sole discretion and at any time or from time to time before the termination of the lock-up period, in certain cases without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 10b5-1 Trading Plans

Following the closing of this offering, certain of our officers, directors and significant stockholders may adopt written plans, known as Rule 10b5-1 trading plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis to diversify their assets and investments. Under these 10b5-1 trading plans, a broker may execute trades pursuant to parameters established by the officer, director or stockholder when entering into the plan, without further direction from such officer, director or stockholder. Such sales would not commence until the expiration of the applicable lock-up agreements entered into by such officer, director or stockholder in connection with this offering.

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and Nasdaq concurrently with either the placing of a sale order with the broker or the execution of a sale directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our equity incentive plans and employee stock purchase plan. We expect to file the registration statement covering shares offered pursuant to these stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Registration Rights

As of December 31, 2020, upon the closing of this offering holders of                shares of our common stock, which includes all of the shares of common stock issuable upon the automatic conversion of our convertible preferred stock into 160,864,434 shares of our common stock immediately prior to the closing of this offering, will be entitled to various rights with respect to the registration of these shares under the Securities Act upon the closing of this offering. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchase by our affiliates. See the section titled “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the Code), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the IRS), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying cash dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). If a Non-U.S. Holder holds the stock through a financial institution or other intermediary, the Non-U.S. Holder will be required to provide appropriate documentation to the intermediary, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the Non-U.S. Holder is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market (such as the Nasdaq), and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections are commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or subject to the proposed Treasury Regulations discussed below, gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would also have applied to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

SVB Leerink LLC and Credit Suisse Securities (USA) LLC are acting as representatives of each of the underwriters named below and as joint bookrunning managers for this offering. Subject to the terms and conditions set forth in the underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
SVB Leerink LLC
Credit Suisse Securities (USA) LLC
BMO Capital Markets Corp.
Guggenheim Securities, LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of the shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and subject to other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Discounts and Commissions

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $        per share. After the initial offering of the shares, the public offering price, concession or any other term of this offering may be changed by the representatives.

The following table shows the initial public offering price, underwriting discounts and commissions and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

Total
	Per Share	Without Option	With Option
Initial public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $        . We also have agreed to reimburse the underwriters for up to $        for their FINRA counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

Over-Allotment Option

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to additional shares at the initial public offering price, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus.

No Sales of Similar Securities

We, our executive officers and directors and all of our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into or exchangeable or exercisable for common stock, for 180 days after the date of this prospectus without first obtaining the written consent of SVB Leerink LLC and Credit Suisse Securities (USA) LLC on behalf of the underwriters. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•

enter into any swap or other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of any common stock, whether any such swap, agreement or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

The restrictions described in the paragraph above relating to the officers, directors, and our shareholders do not apply, subject in certain cases to various conditions (including no filing requirements and the transfer of the lock-up restrictions), to transfers:

•	as a bona fide gift or gifts;

•

to any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party (for purposes of the lock-up agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin);

•

as a distribution or other transfer by a partnership to its partners or former partners or by a limited liability company to its members or retired members or by a corporation to its stockholders or former stockholders or to any wholly-owned subsidiary of such corporation;

•

if the lock-up party is a corporation, partnership, limited liability company or other business entity, in connection with the sale or other bona fide transfer in a single transaction of all or substantially all of the lock-up party’s capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the lock-up party’s assets, in any such case not undertaken for the purpose of avoiding the restrictions imposed by this agreement;

•	to the lock-up party’s affiliates or to any investment fund or other entity controlled or managed by the lock-up party;

•	pursuant to a court or regulatory agency order, a qualified domestic relations order or in connection with a divorce settlement;

•	by will or intestate succession upon the death of the lock-up party;

•	if the lock-up party is a trust, to a trustor, trustee (or co-trustee) or beneficiary of the trust or to the estate of the beneficiary of such trustor; or

•	to us in satisfaction of any tax withholding obligation.

The lock-up provisions apply to common stock and to securities convertible into or exchangeable or exercisable for common stock. They also apply to common stock owned now or acquired later by the person executing the lock-up agreement or for which the person executing the lock-up agreement later acquires the power of disposition.

Nasdaq Global Market Listing

We have applied to list our common stock on the Nasdaq Global Market, subject to notice of issuance, under the symbol “RXDX.”

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after this offering, our common stock will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option granted to them under the underwriting agreement described above. “Naked” short sales are sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the closing of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Notice to Prospective Investors in the United Kingdom

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (“FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the shares. The shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

•	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

•	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the shares issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in the People’s Republic of China (the “PRC”)

This prospectus has not been and will not be circulated or distributed in the PRC, and no securities may be offered or sold, or will be offered or sold, to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Notice to Prospective Investors in Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”), or which do not constitute an offer to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Notice to Prospective Investors in Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the “Securities Law”), and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (i) a limited number of persons in accordance with section 15A of the Securities Law and (ii) investors listed in the first addendum (the “Addendum”), to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Notice to Prospective Investors in Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended) (the “FIEL”) and the underwriters will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA) (ii) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP, San Diego, California. The underwriters are being represented by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2019 and for the year then ended included in this prospectus and in the registration statement of which this prospectus forms a part have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm (the report on the consolidated financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern) appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and our common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon the closing of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. The SEC maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

Upon the closing of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available at the website of the SEC referred to above. We maintain a website at www.prometheusbiosciences.com. Upon the closing of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

PROMETHEUS BIOSCIENCES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Prometheus Biosciences, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Prometheus Biosciences, Inc. (the Company) as of December 31, 2019, the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the consolidated financial statements, the Company has suffered recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2018.

San Diego, California

August 28, 2020

Prometheus Biosciences, Inc.

Consolidated Balance Sheet

(in thousands, except share data and par value)

December 31, 2019

Assets
Current assets
Cash and cash equivalents	$8,371
Accounts receivable, net	11,947
Amounts due from Nestlé—related party	11,292
Prepaid expenses and other current assets	3,699
Other current assets	2,225

Total current assets	37,534
Property and equipment, net	6,813
Intangible assets, net	5,412
Goodwill	724

Total assets	$50,483

Liabilities, Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable	$4,408
Accrued compensation	4,535
Accrued expenses and other current liabilities	3,331
Accrued rebates and sales returns	12,618
Amounts due to Nestlé, current—related party	4,992
Deferred revenue	1,992

Total current liabilities	31,876
Amounts due to Nestlé, non-current—related party	8,335
Acquisition-related consideration held in escrow	3,500

Total liabilities	43,711
Commitments and contingencies (Note 9)
Convertible preferred stock—$0.0001 par value; 91,645,867 shares authorized at December 31, 2019; 61,645,867 shares issued at December 31, 2019 and 58,145,867 shares outstanding at December 31, 2019; liquidation preferences of $43,990 at December 31, 2019	43,740
Stockholders’ equity (deficit):
Common stock—$0.0001 par value; 125,000,000 shares authorized as of December 31, 2019; 15,820,658 shares issued at December 31, 2019 and 13,513,836 shares outstanding at December 31, 2019; shares issued and outstanding at December 31, 2019	1
Additional-paid in capital	482
Accumulated deficit	(37,451)

Total stockholders’ equity (deficit)	(36,968)

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$50,483

See accompanying notes to the consolidated financial statements.

Prometheus Biosciences, Inc.

Consolidated Statement of Operations

(in thousands, except share and per share data)

Year Ended December 31, 2019

Revenue:
Diagnostic services revenue	$22,674
Collaboration revenue	1,118

23,792
Operating expenses:
Cost of diagnostic services revenue	8,864
Research and development	14,436
Sales and marketing	10,036
General and administrative	13,976
Amortization of intangibles	488
Restructuring	5,484

Total operating expense	53,284

Loss from operations	(29,492)
Other income (expense), net:
Interest income	38
Interest expense	(770)

Total other income (expense), net	(732)

Loss before income taxes	(30,224)
Income tax expense (benefit)	(501)

Net loss	$(29,723)

Net loss per share, basic and diluted	$(2.65)

Weighted average shares outstanding, basic and diluted	11,227,009

See accompanying notes to the consolidated financial statements.

Prometheus Biosciences, Inc.

Consolidated Statement of Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2018	28,561,076	$17,500	9,585,105	$1	$89	$(7,728)	$(7,638)
Issuance of Series B convertible preferred stock for cash, net of issuance costs of $22	13,084,791	9,792	—	—	—	—	—
Issuance of Series C convertible preferred stock in acquisition, net of issuance costs of $52	16,500,000	16,448	—	—	—	—	—
Issuance of common stock in exchange for services	—	—	502,533	—	146	—	146
Vesting of common shares issued to founders	—	—	1,668,750	—	—	—	—
Vesting of common shares issued for licensing rights	—	—	1,116,667	—	1	—	1
Issuance of common stock upon exercise of stock options	—	—	396,875	—	8	—	8
Vesting of early exercised stock options	—	—	243,906	—	11	—	11
Stock-based compensation	—	—	—	—	227	—	227
Net loss	—	—	—	—	—	(29,723)	(29,723)

Balance at December 31, 2019	58,145,867	$43,740	13,513,836	$1	$482	$(37,451)	$(36,968)

See accompanying notes to the consolidated financial statements.

Prometheus Biosciences, Inc.

Consolidated Statement of Cash Flows

(in thousands)

Year Ended December 31, 2019
Cash flows from operating activities
Net loss	$(29,723)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,696
Stock-based compensation expenses	227
Common stock issued in exchange for services	146
Noncash interest expense	770
Deferred income taxes	(506)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	43
Amounts due from Nestlé – related party	576
Prepaid expenses and other current assets	1,196
Other current assets	16,825
Accounts payable	(14,060)
Accrued compensation	(4,148)
Accrued expenses and other current liabilities	2,786
Accrued rebates and sales returns	2,420
Amounts due to Nestlé – related party	(372)
Deferred revenue	1,927

Net cash used in operating activities	(20,197)

Cash flows from investing activities
Purchase of property and equipment	(984)
Cash acquired in PLI acquisition	8,917

Net cash provided by investing activities	7,933

Cash flows from financing activities
Proceeds from issuance of convertible preferred stock, net of issuance costs	9,792
Payments of stock issuance costs	(75)
Proceeds from issuance of common stock upon stock option exercises	38

Net cash provided by financing activities	9,755

Net decrease in cash and cash equivalents	(2,509)
Cash and cash equivalents at beginning of year	10,880

Cash and cash equivalents cash at end of year	$8,371

Supplemental disclosures
Cash paid for income taxes	$5

Supplemental schedule of non-cash investing and financing activities
Convertible preferred stock issued in acquisition of PLI	$16,500
Acquisition-related consideration held in escrow	$3,500
Deferred purchase price payments related to PLI acquisition	$12,269
Net assets acquired in acquisition of PLI	$31,662
Vesting of unvested issued common stock	$13
Costs incurred, but not paid, in connection with capital expenditures included in accounts payable	$49

See accompanying notes to the consolidated financial statements.

PROMETHEUS BIOSCIENCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization

Prometheus Biosciences, Inc. (the Company) was incorporated in the state of Delaware on October 26, 2016 under the name Precision IBD, Inc. and is headquartered in San Diego, California. The Company changed its name to Prometheus Biosciences, Inc. on October 1, 2019. The Company’s business is focused on the discovery, development and commercialization of therapeutic and companion diagnostic products for the treatment of inflammatory bowel disease (IBD).

In June 2019, the Company acquired Prometheus Laboratories, Inc. (PLI) and the related intangible assets used by PLI. PLI was wholly owned by Nestlé Health Science US Holdings, Inc. and the related intangible assets were owned by Societé Des Produits Nestlé S.A (together, Nestlé) (see Note 7). PLI markets and conducts several laboratory developed tests useful to gastroenterologists in monitoring their IBD patients’ disease state and informing their therapeutic decisions.

Liquidity and Going Concern

The Company has incurred net losses since inception, experienced negative cash flows from operations, and as of December 31, 2019, has an accumulated deficit of $37.5 million. The Company has historically financed its operations primarily through private placements of convertible preferred stock. The Company expects operating losses and negative cash flows from operations to continue for the foreseeable future. The Company believes its current capital resources will not be sufficient for the Company to continue as a going concern for at least one year from the issuance date of these consolidated financial statements. The Company’s history of recurring losses and its anticipated expenditures raise substantial doubt about the Company’s ability to continue as a going concern.

As a result, the Company will be required to raise additional capital, however, there can be no assurance as to whether additional financing will be available on terms acceptable to the Company, if at all. If sufficient funds on acceptable terms are not available when needed, it would have a negative impact on the Company’s financial condition and could force the Company to delay, limit, reduce, or terminate product development or future commercialization efforts or grant rights to develop and market product candidates or testing products that the Company would otherwise plan to develop.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The accompanying consolidated financial statements do not reflect any adjustments relating to the recoverability and reclassifications of assets and liabilities that might be necessary if the Company is unable to continue as a going concern.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that impact the reported amounts of assets, liabilities, and expenses and the disclosure of contingent assets and liabilities in the Company’s consolidated financial statements and accompanying notes. Although these estimates are based on the Company’s knowledge of current events and actions it may undertake in the future, actual results may materially differ from these estimates and assumptions.

On an ongoing basis, management evaluates its estimates, primarily related to revenue recognition, stock-based compensation, fair value of common stock, fair value of the convertible preferred stock, acquired intangible assets and accrued research and development costs. These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Estimates relating to the valuation of stock require the selection of appropriate valuation methodologies and models, and significant judgment in evaluating ranges of assumptions and financial inputs.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Prometheus Laboratories, Inc. and have been prepared in conformity with GAAP. All intercompany accounts and transactions have been eliminated in consolidation.

Segment Reporting

The Company’s Chief Executive Officer, who is considered to be the chief operating decision maker (CODM), reviews financial information presented on a consolidated basis, accompanied by information about operating segments for purposes of making operating decisions and assessing financial performance. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance.

The Company determined its operating segments to be the therapeutics and diagnostic services businesses. The therapeutics business derives substantially all of its revenue from collaboration agreements and devotes all of its efforts to development of product candidates and companion diagnostics in the IBD space. The diagnostic services business derives its revenue from diagnostic services in the IBD space generated from the conduct of laboratory developed tests.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The cash and cash equivalents balance at December 31, 2019 represents cash in readily available checking and money market accounts.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash, cash equivalents, and accounts receivable. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. Management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Significant payors are those which represent more than 10% of the Company’s total revenue or accounts receivable balance at each respective balance sheet date. For each significant payor, diagnostic services revenue as a percentage of total diagnostic services revenue and accounts receivable as a percentage of total accounts receivable are as follows:

	Diagnostics Services Revenue	Accounts Receivable
	Year Ended December 31, 2019	As of December 31, 2019
Client Payors	64%	49%
Healthcare Insurers	29%	47%
Government Payors	7%	4%

For the year ended December 31, 2019, approximately 38% of the Company’s revenue was related to the Anser® test, its lead diagnostic test.

The Company is dependent on key suppliers for certain laboratory materials. An interruption in the supply of these materials would temporarily impact the Company’s ability to perform testing services.

Disaggregation of Revenue

The following table includes the Company’s diagnostic services revenue as disaggregated by payor and customer category for the year ended December 31, 2019 (in thousands):

Revenue:
Client Payors	$14,594
Healthcare Insurers	6,528
Government Payors	1,552

Total diagnostic services revenue	$22,674

Property and Equipment, Net

Property and equipment, including leasehold improvements, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded using the straight-line method over the estimated useful lives of the related assets, which ranges from three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the remaining lease term. Repairs and maintenance charges that do not increase the useful life of the assets are charged to operating expenses as incurred.

Long-Lived Assets and Goodwill

The Company’s long-lived assets are comprised principally of its property and equipment, finite lived intangible assets, and goodwill.

Goodwill represents the excess of the purchase price over the net amount of identifiable assets acquired and liabilities assumed in the acquisition of PLI measured at fair value. Goodwill is reviewed for impairment annually (during the fourth quarter) or more frequently if indicators of impairment exist. We performed a qualitative impairment test during the fourth quarter of 2019 and concluded that there was no indication of impairment of goodwill.

Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost). Intangible assets are amortized over the estimated useful life of the asset on a basis that approximates the pattern of economic benefit. Intangible assets are reviewed for impairment at least annually or if indicators of potential impairment exist. There was no indication of impairment of intangible assets for any of the periods presented.

If the Company identifies a change in the circumstances related to its long-lived assets, such as property and equipment and intangible assets (other than goodwill), that indicates the carrying value of any such asset may not be recoverable, the Company will perform an impairment analysis. A long-lived asset (other than goodwill) is not recoverable when the undiscounted cash flows expected to be generated by the asset (or asset group) are less than the asset’s carrying amount. Any required impairment loss would be measured as the amount by which the asset’s carrying value exceeds its fair value, and would be recorded as a reduction in the carrying value of the related asset and a charge to operating expense.

Deferred Rent

Rent expense is recorded on a straight-line basis over the term of the Company’s facility lease. The difference between rent expense and amounts paid under the lease are recorded as deferred rent in the accompanying consolidated balance sheets.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (ASC 606). In accordance with ASC 606, the Company performs the following steps in determining the appropriate amount of revenue to be recognized as it fulfills its obligations under each of these agreements: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when, or as, the Company satisfies each performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Diagnostic Services Revenue

Substantially all of the Company’s revenue has been derived from sales in the Company’s diagnostic services business and are primarily comprised of a high volume of relatively low-dollar transactions. The diagnostic services business, which provides clinical testing services to gastroenterologists, satisfies its performance obligation and recognizes revenue upon completion of the testing process, when results are reported. The Company’s service is a single performance obligation. The healthcare professionals who order the Company’s testing products and to whom test results are reported are generally not responsible for payment for these products. The parties that pay for these services consist of client payors (i.e., hospitals, other laboratories, etc.), healthcare insurers, government payors (primarily Medicare and Medicaid), and patient self-pay. The Company estimates the amount of consideration it expects to be entitled to receive from customer groups, using the portfolio approach, in exchange for providing services. These estimates include the impact of contractual allowances, including payor denials, and price concessions, as discussed below. The portfolios determined using the portfolio approach consist of the following groups of customers: client payors, healthcare insurers, and government payors. Contracts with customers in the diagnostic services business do not contain significant financing components based on the typical period of time between performance of services and collection of consideration.

The process for estimating revenue and the ultimate collection of accounts receivable involves significant judgment and estimation. The Company follows a standard process, which considers historical denial and collection experience and other factors (including the period the receivables have been outstanding), to estimate contractual allowances and implicit price concessions, recording adjustments in the current period as changes in estimates. Further adjustments to the allowances, based on actual receipts, may be recorded upon settlement.

The following are descriptions of the diagnostic services business’ portfolios:

Client Payors

Client payors include hospitals and commercial laboratories and are billed based on negotiated fee schedules. Credit risk and ability to pay are more of a consideration for these payors than healthcare insurers and government payors. Collection of consideration the Company expects to receive generally occurs within 60 to 90 days of billing. In addition to the Company’s standard approach to establishing allowances for doubtful accounts (which considers a number of factors including the period the receivables have been outstanding), the Company’s approach to client payor receivables also focuses on specific account reviews, historical collection experience and other factors.

Healthcare Insurers and Government Payors

Healthcare insurers and government payors are billed at the Company’s list price. Net revenue recognized consist of amounts billed net of allowances for differences between amounts billed and the estimated consideration the Company expects to receive from such payors. The process for estimating revenue and the ultimate collection of accounts receivable involves significant judgment and estimation. The Company follows a standard process, which considers historical denial and collection experience, insurance reimbursement policies and other factors, to estimate allowances and implicit price concessions, recording adjustments in the current period as changes in estimates. Further adjustments to the allowances, based on actual receipts, is recorded upon settlement. The transaction price is estimated using an expected value method on a portfolio basis. The Company’s portfolios are grouped per payor (i.e. each individual third-party insurance, Medicare, patient self-pay, etc.) and per test basis. Collection of the Company’s net revenue from healthcare insurers and government payors is normally a function of providing complete and correct billing information to the healthcare insurers and government payors and generally occurs within 30 to 150 days of billing.

As of December 31, 2019, unbilled receivables totaled $0.8 million. The unbilled receivables are amounts that will become due for which an unconditional right to consideration exists.

Therapeutics Collaboration Revenue

To date, all of the Company’s collaboration revenue has been derived from its development agreement with Millennium Pharmaceuticals, Inc., a subsidiary of Takeda Pharmaceutical Company Limited (collectively, Takeda) as described in Note 6. The terms of this arrangement include the following types of payments to the Company: non-refundable, up-front license fees; development, regulatory and commercial milestone payments; payments for research and development services provided by the Company; and royalties on net sales of licensed products. At the initiation of an agreement, the Company analyzes whether each unit of account results in a contract with a customer under ASC 606 or in an arrangement with a collaborator subject to guidance under ASC 808, Collaborative Arrangements (ASC 808).

The Company considers a variety of factors in determining the appropriate estimates and assumptions under these arrangements, such as whether the elements are distinct performance obligations, whether there are observable stand-alone prices, and whether any licenses are functional or symbolic. The Company evaluates each performance obligation to determine if it can be satisfied and recognized as revenue at a point in time or over time. Typically, license fees, non-refundable upfront fees, and funding of research activities are considered fixed, while milestone payments are identified as variable consideration which must be evaluated to determine if it is constrained and, therefore, excluded from the transaction price. The Company estimates the amount of variable consideration using the most likely amount, as milestone payments typically only have two possible outcomes. The Company recognizes revenue for sales-based royalty promised in exchange for the license of intellectual property only when the subsequent sale occurs.

The Company may allocate transaction price using a number of methods including estimating standalone selling price of performance obligations and using the residual approach when the standalone selling price of the license is highly variable or uncertain, and observable standalone selling prices exist for the other goods or services promised in the contract.

The Company receives payments from its collaborators based on terms established in each contract. Upfront payments and other payments may require deferral of revenue recognition to a future period until the Company performs its obligation under its collaboration arrangements. Amounts are recorded as accounts receivable when the Company’s right to consideration is unconditional. The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the payment by the customer is akin to a deposit for research and development services.

Cost of Revenue

Cost of diagnostic services revenue generally consists of the cost of materials and consumables, personnel-related expenses (comprised of salaries, benefits, bonuses, and stock-based compensation), shipping and handling, royalties, professional services, equipment and allocated overhead costs associated with delivery of diagnostic services. Allocated overhead costs include allocated occupancy costs.

Research and Development and Clinical Trial Accruals

Research and development costs are charged to expense as incurred. Research and development expenses include certain payroll and personnel expenses, laboratory supplies, consulting costs, external contract research and development expenses, and allocated overhead, including rent, equipment depreciation and utilities. Advance payments for goods or services for future research and development activities are deferred and expensed as the goods are delivered or the related services are performed.

The Company estimates preclinical studies and clinical trial expenses based on the services performed pursuant to contracts with research institutions and clinical research organizations that conduct and manage preclinical studies and trials on the Company’s behalf. In addition, clinical study and trial materials are manufactured by contract manufacturing organizations. In accruing for these services, the Company estimates the time period over which services will be performed and the level of effort to be expended in each period. These estimates are based on communications with the third-party service providers and the Company’s estimates of accrued expenses and on information available at each balance sheet date. If the actual timing of the performance of services or the level of effort varies from the estimate, the Company will adjust the accrual accordingly.

Advertising and Marketing Costs

Costs associated with advertising and marketing activities are expensed as incurred. Total advertising and marketing costs were $1.0 million for the year ended December 31, 2019.

Shipping and Handling Costs

Costs incurred for shipping and handling are included in costs of diagnostic services revenue in the accompanying consolidated statements of operations and were $1.2 million for the year ended December 31, 2019.

Patent Costs

Costs related to filing and pursuing patent applications are recorded as general and administrative expense in the accompanying consolidated statements of operations and are expensed as incurred since recoverability of such expenditures is uncertain.

Restructuring Costs

A liability for costs associated with an exit or disposal activity under a restructuring project is recognized when the plan has been finalized. Employee termination benefits considered as post-employment benefits are accrued when the obligation is probable and estimable, such as benefits stipulated by human resource policies and practices or statutory requirements. One-time termination benefits are recognized at the date the employee is notified. If the employee must provide future service greater than 60 days, such benefits are recognized ratably over the future service period.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The carrying amounts of the Company’s financial instruments, including cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities approximate fair value due to their short-term nature.

Stock-Based Compensation

The Company expenses stock-based compensation to employees and non-employees over the requisite service period (usually the vesting period) on a straight-line basis, net of actual forfeitures during the period, based on the estimated grant-date fair value of the awards. The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model, and the assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment.

For restricted stock awards, the fair value of the award is the estimated fair value of the Company’s common stock on the grant date, as determined by the Company’s board of directors.

Valuation of Common Stock

Given the absence of a public trading market for the Company’s common stock, its board of directors exercised their judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of the Company’s common stock, such as: contemporaneous valuations performed by independent third-party specialists, its stage of development, including the status of its research and development efforts of its therapeutic product candidates, the financial results of the Diagnostic services business and the material risks related to its businesses and industry, its results of operations and financial position, including its levels of capital resources, the prices at which its sold shares of its convertible preferred stock, the rights, preferences and privileges of its convertible preferred stock relative to those of its common stock, the conditions in the biotechnology industry and the economy in general, the stock price performance and volatility of comparable life sciences public companies, as well as recently completed mergers and acquisitions of peer companies, the likelihood of achieving a liquidity event for the holders of its common stock or convertible preferred stock, such as an IPO or a sale of the Company given prevailing market conditions, trends and developments in its industry, external market conditions affecting the life sciences and biotechnology sectors, and the lack of liquidity of its common stock, among other factors.

After the completion of the IPO, the Company’s board of directors will determine the fair value of each share of underlying common stock based on the closing price of the Company’s common stock as reported by the then applicable trading market on the date of the grant. The Company’s board of directors intended all options granted to be exercisable at a price per share not less than the per share fair value of its common stock underlying those options on the grant date.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes net deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that the Company would be able to realize its deferred tax assets in the future in excess of their net recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions on the basis of a two-step process whereby (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense. Any accrued interest and penalties are included within the related tax liability.

Net Loss Per Share

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common stock equivalents outstanding for the period determined using the treasury-stock method. The Company has excluded 3,585,808 weighted-average shares subject to repurchase or forfeiture from the weighted-average number of common shares outstanding for the year ended December 31, 2019. Dilutive common stock equivalents are comprised of convertible preferred stock and options outstanding under the Company’s stock option plan.

Basic and diluted net loss attributable to common holders per share is presented in conformity with the two- class method required for participating securities as the convertible preferred stock are considered participating securities. The Company’s participating securities do not have a contractual obligation to share in the Company’s losses. As such, the net loss was attributed entirely to common stockholders. Accordingly, for the year ended December 31, 2019, there is no difference in the number of shares used to calculate basic and diluted shares outstanding.

Potentially dilutive securities not included in the calculation of diluted net loss per share because to do so would be anti-dilutive are as follows (in common stock equivalent shares):

December 31, 2019
Convertible preferred stock outstanding	58,145,867
Common stock options issued and outstanding	13,843,336

Total	71,989,203

Comprehensive Loss

Net loss and comprehensive loss were the same for the period presented; therefore, a separate statement of comprehensive loss is not included in the accompanying consolidated financial statements.

Recent Accounting Standards

From time to time, new accounting standards are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company’s financial position or results of operations upon adoption.

New Accounting Pronouncements Not Yet Adopted

In April 2012, the Jump-Start Our Business Startups Act (the JOBS Act) was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an emerging growth company. As an emerging growth company, the Company may elect to adopt new or revised accounting standards when they become effective for non-public companies, which typically is later than when public companies must adopt the standards. The Company has elected to take advantage of the extended transition period afforded by the JOBS Act and, as a result, will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for emerging growth companies, which are the dates included below.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes FASB ASC Topic 840, Leases (Topic 840), and provides principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method for finance leases or on a straight-line basis over the term of the lease for operating leases. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases. The Company anticipates implementing the accounting guidance for leases beginning with the annual reporting period ending December 31, 2022 and interim reporting periods in 2023. The Company is still assessing the impact that the new leasing standard will have on operations and financial position.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses: Measurement of credit Losses on Financial Instruments (ASU 2016-13), which amends the impairment model by requiring entities to use a forward looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables and available-for sale debt securities. The standard is effective for the company beginning in the first quarter of 2023, with early adoption permitted. The Company is currently evaluating the expected impact of ASU 2016-13 on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The primary focus of the standard is to improve the effectiveness of the disclosure requirements for fair value measurements. The standard is effective for fiscal years and interim periods beginning after December 15, 2019. The Company is currently evaluating the impact of adopting this standard.

3.	Fair Value Measurements and Fair Value of Financial Instruments

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—	Quoted prices in active markets for identical assets or liabilities.

Level 2—	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

The Company’s financial instruments consist of Level 3 liabilities. There were no transfers within the hierarchy during the year ended December 31, 2019. Level 3 liabilities that are measured at fair value on a recurring basis consists of the acquisition-related consideration held in escrow issued in connection with the acquisition of PLI.

Acquisition-related Consideration Held in Escrow

The fair value of the Acquisition-related consideration held in escrow represents contingent consideration recorded in connection with the acquisition of PLI and consisted of 3,500,000 shares of the Company’s Series C preferred stock and was included in the purchase price consideration. The fair value of the Series C preferred shares was determined based on recent financing transactions involving the same securities. There were no changes to the fair value during the period the obligation remained outstanding (see Note 14).

The following table summarizes the activity of the financial instruments valued using Level 3 inputs for the year ended December 31, 2019 (in thousands):

Balance at December 31, 2018	$—
Fair value of acquisition-related consideration recorded in connection with acquisition of PLI	3,500

Balance at December 31, 2019	$3,500

4.	Balance Sheet Details

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

December 31, 2019
Diagnostic testing supplies	$1,934
Deposits	400
Other prepaid expenses	1,365

Total	$3,699

Property and Equipment, Net

Property and equipment, net, consist of the following (in thousands):

December 31, 2019
Laboratory equipment	$3,153
Office equipment and furniture	288
Leasehold improvements	1,195
Construction in process	3,390

8,026
Less accumulated depreciation and amortization	(1,213)

Total	$6,813

Depreciation and amortization expense related to property and equipment was $1.2 million for the year ended December 31, 2019.

Intangible Assets

Intangible assets, net, all of which were recorded in connection with the acquisition of PLI in 2019, consist of the following at December 31, 2019 (in thousands, except years):

	Weighted Average Amortization Period (in years)	Gross Amount	Accumulated Amortization	Intangible assets, net
Intangible assets subject to amortization:
Developed technology	10.0	$2,600	$130	$2,470
Trademarks and tradenames	6.0	800	108	692
Customer relationships	7.0	2,500	250	2,250

Total intangibles subject to amortization	8.2	$5,900	$488	$5,412

Amortization expense related to intangible assets was $0.5 million for the year ended December 31, 2019.

As of December 31, 2019, total future amortization expense related to assets subject to amortization is as follows (in thousands):

Years ended December 31,
2020	$1,200
2021	854
2022	727
2023	639
2024	568
Thereafter through 2029	1,424

Total future amortization expense	$5,412

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

December 31, 2019
Accrued research and development	$1,012
Accrued clinical study expenses	445
Accrued royalties	112
Unvested early exercise liability	29
Accrued other	1,733

Total	$3,331

Accrued Rebates and Sales Returns

At December 31, 2019, accrued rebates and sales returns consist of the following (in thousands):

Accrued rebates	$10,381
Accrued sales returns	2,237

Total	$12,618

As further discussed in Note 7, the Company has recorded liabilities for rebates and sales returns associated with PLI which existed as of the purchase date for pharmaceutical products divested by PLI prior to the acquisition by the Company. As a result of the PLI acquisition, the Company assumed a liability of approximately $9.0 million related to state government rebates for pharmaceutical products previously divested by PLI and recorded a corresponding indemnification asset of approximately $7.0 million for the expected reimbursement to be received from Nestlé as rebates are settled by the Company. No payments were made or reimbursements received during the year ended December 31, 2019 related to this liability and asset. The Company plans to dispute a portion of this liability with state governments; however, it is uncertain that the Company will be successful. If the Company is successful, no material impact is expected on the consolidated statements of operations in the future. Also included in the December 31, 2019 balance is approximately $1.4 million related to accrued rebate amounts that the Company expects to receive full reimbursement for from the entity that acquired the pharmaceutical products divested by PLI. A corresponding receivable is included in other current assets in the consolidated balance sheet as of December 31, 2019.

The Company also assumed liabilities related to returns of previously divested pharmaceutical products. The return window for the product returns ends on October 31, 2020. The Company estimated the expected returns using historical sales and returns information. Actual returns may materially differ from these estimates and the change in estimate may have a material impact on the consolidated statements of operations in the future.

5.	Restructuring

During the year ended December 31, 2019, the Company recorded restructuring charges of $5.5 million within the diagnostic services reportable segment. The charges were primarily for severance and other personnel costs resulting from workforce reduction initiatives associated with the Company’s integration and restructuring activities of PLI after the acquisition. At December 31, 2019, the Company had paid the entire $5.5 million of the accrued severance and personnel costs and the restructuring was completed by December 31, 2019.

The following table summarizes the restructuring liability activity for the year ended December 31, 2019 (in thousands):

Balance at December 31, 2018	$—
Restructuring liability incurred	5,484
Restructuring liability paid	(5,484)

Balance at December 31, 2019	$—

6.	Collaboration and License Agreements

Cedars-Sinai Medical Center

In September 2017, the Company entered into an Exclusive License Agreement (License Agreement) with Cedars-Sinai Medical Center (Cedars-Sinai), a related party. Under the terms of the License Agreement, Cedars-Sinai granted the Company an exclusive, worldwide, royalty bearing license with respect to certain patent rights, information and materials related to therapeutic targets and companion diagnostic products, in each case to conduct research, develop, and commercialize therapeutic and diagnostic products for the diagnosis and treatment of IBD. The licensed technology includes information and materials arising out of Cedars-Sinai’s database and biobank, as well as exclusive access to this database and biobank to develop diagnostic and therapeutic products for human use, which biobank is an integral part of the Company’s Prometheus360 platform.

As consideration for the license rights, in September 2017 the Company issued (i) 2,575,000 shares of fully vested common stock, and (ii) 3,350,000 shares of unvested restricted common stock. The fair value of all of the shares were measured at the date of issuance. The shares of unvested restricted common stock have vesting conditions that are tied to continuing services required of certain Cedars-Sinai employees pursuant to consulting agreements with the Company. One third of the restricted shares are released from restriction annually on the anniversary of the Agreement over a three-year period. Additionally, the Company is obligated to pay Cedars-Sinai low- to mid-single digit percentage royalties on net sales of products covered under the License Agreement. The term of, and the Company’s royalty obligations under, the License Agreement expires on a licensed product-by-product and country-by-country basis on the later of ten years from the date of first commercial sale or when there is no longer a valid patent claim covering such licensed product in such country.

In 2017, the Company and Cedars-Sinai also entered into Research agreements, under which the parties can provide research services to each other at pricing specified in individual statements of work. During the year ended December 31, 2019, no services were provided under the agreements.

Collaboration Agreement with Millennium Pharmaceuticals, Inc., a subsidiary of Takeda Pharmaceutical Company Limited

In March 2019, the Company entered into a Companion Diagnostics Development and Collaboration Agreement (the Takeda Collaboration Agreement) with Millennium Pharmaceuticals, Inc., a wholly-owned subsidiary of Takeda. Pursuant to this agreement, the Company established a strategic collaboration under which it will develop a companion diagnostic product (Diagnostic Product) for one selected drug target, with the option for Takeda to select an additional drug target (each, a Collaboration Target). Under the Takeda Agreement, Takeda is responsible for the development and commercialization of any therapeutic clinical candidates that it develops directed against a Collaboration Target for the treatment of IBD (Takeda Drugs), and we are responsible for development and commercialization of the Diagnostic Product(s).

In consideration of the rights granted to Takeda under the agreement, the Company received a one-time upfront payment of $1.5 million and is eligible to receive future development and regulatory milestone payments of up to $47.9 million for each Collaboration Target, commercial milestone payments of up to $25.0 million in connection with each Collaboration Target for successful commercialization of the applicable Takeda Drug and the associated Diagnostic Product, and sales milestone payments of up to $75.0 million in connection with each Collaboration Target, provided that regulatory approval for the applicable Takeda Drug includes use of the associated Diagnostic Product. In addition, the Company is eligible to receive low-single digit percentage royalties on net sales of all Takeda Drugs. In addition, Takeda is obligated to pay the Company for certain research expenses incurred under the agreement up to $1.8 million. The term of, and the royalty obligations under, the Takeda Agreement expires on a Takeda Drug-by-Takeda Drug and country-by-country basis on the later of (i) ten years from the date of first commercial sale, (ii) when there is no longer a valid patent claim covering a Takeda Drug in such country, and (iii) expiration of any applicable regulatory exclusivity for such Takeda Drug.

At inception and through December 31, 2019, the Company has identified one performance obligation per each target for all the deliverables under the agreement since the delivered elements are not distinct within the context of the contract. Accordingly, the Company will recognize revenue for the transaction price in an amount proportional to the collaboration expenses incurred and the total estimated collaboration expenses over the three-year period over which it expects to satisfy its performance obligations. The Company included one milestone in the transaction price as it was deemed not probable of significant reversal at the inception of the agreement. Due to the uncertainty in the achievement of the developmental and commercial milestones, the variable consideration associated with these future milestone payments has been fully constrained (excluded) from the transaction price until such time that the Company concludes that it is probable that a significant reversal of previously recognized revenue will not occur. These estimates will be re-assessed at each reporting period. In connection with the Takeda Collaboration Agreement, the Company recognized revenue of $1.1 million for the year ended December 31, 2019 and had deferred revenue of $1.5 million as of December 31, 2019. This deferred revenue balance is expected to be recognized in 2020.

A reconciliation of deferred revenue related to the Takeda Collaboration Agreement for the year ended December 31, 2019 is as follows (in thousands):

Balance at December 31, 2018	$—
Amounts received in 2019	2,660
Revenue recognized in 2019	(1,118)

Balance at December 31, 2019	$1,542

Master Services Agreement with Takeda Pharmaceutical Company Limited

During December 2019, the Company entered into a Master Service Agreement with Takeda that provides Takeda a license to commercialize one of the Company’s diagnostic products, as well as an obligation by the Company to administer the diagnostic tests and report the results of tests performed, including customer service support, logistics and quality assurance activities.

Pursuant to the terms of the agreement, the Company will receive payments based on the number of tests performed and reimbursement for defined expenses. Additionally, the Company will receive two milestone payments, each for $0.5 million, upon the achievement of defined results in 2020. As of December 31, 2019, activities under the agreement had not commenced, no consideration had been received, and no revenue has been recognized during the year ended December 31, 2019.

7.	BUSINESS COMBINATION

On June 30, 2019 (the Closing Date), the Company acquired 100% of the common stock of PLI and the related intangible assets used by PLI for total consideration of approximately $31.7 million, consisting of the issuance of 16.5 million shares of the Company’s Series C convertible preferred stock with a fair value of $16.5 million, the present value of $15.0 million in deferred cash payments due as follows: $5.0 million due on June 30, 2020 and $10.0 million due on June 30, 2021, and acquisition-related contingent consideration consisting of 3.5 million shares of the of the Company’s Series C convertible preferred stock with a fair value of $3.5 million. The deferred cash payments totaling $15.0 million are not contingent upon any event and to reflect the interest component were discounted at 12%. On June 30, 2020, $5.0 million of deferred cash payments were converted to 5,000,000 Series C preferred stock (see Note 14). The acquisition-related contingent consideration stipulated certain revenue thresholds for the Anser® test during the first calendar year following the acquisition. The shares were released from escrow on June 30, 2020 (see Note 14). As part of the acquisition, the Company acquired PLI’s Clinical Laboratory Improvement Amendments (CLIA) laboratory.

Total transaction costs incurred in connection with this acquisition totaled $0.5 million in the year ended December 31, 2019 and are included in general and administrative expenses in the accompanying consolidated statements of operations.

Consideration transferred was allocated to the tangible and intangible assets acquired and liabilities assumed based on their fair values as of the acquisition date. Management estimated the fair value of tangible and intangible assets and liabilities in accordance with the applicable accounting guidance for business combinations and utilized the assistance of third-party valuation specialists. The significant assumptions used to estimate the fair value of the acquired intangible assets included projected cash flows, discount rates, net working capital and long-term growth rate. The initial allocation of the consideration transferred is based on a preliminary valuation and is subject to adjustments. Balances subject to adjustment primarily include the valuations of acquired assets (tangible and intangible), liabilities assumed, as well as tax-related matters. During the measurement period, the Company may record adjustments to the provisional amounts recognized. The initial allocation of the consideration transferred will be finalized within the measurement period (up to one year from the acquisition date).

The initial allocation of the purchase price is as follows (in thousands):

Fair Value
Cash	$8,917
Accounts receivable	11,989
Indemnification receivable from Nestlé—related party	6,975
Receivables from Nestlé—related party	4,318
Assets related to divested therapeutic product	22,473
Diagnostic testing supplies	2,852
Other current assets	1,666
Property and equipment	6,910
Intangible assets	5,900
Goodwill	724
Current liabilities	(10,891)
Payable to Nestlé—related party	(400)
Liabilities associated with terminated compensation plans	(2,040)
Liabilities associated with divested therapeutic product	(27,225)
Deferred income tax liabilities	(506)

Total estimated purchase price allocation	$31,662

The sales and purchase agreement, as amended, contains an indemnification clause in which Nestlé agreed to reimburse the Company certain amounts for certain claims that existed at the Closing Date. Included in the initial allocation of the purchase price is a liability of approximately $9.0 million related to state government rebates for pharmaceutical products previously divested by PLI. In addition, the initial allocation of the purchase price includes an indemnification asset of approximately $7.0 million for the expected reimbursement the Company expects to receive from Nestlé as these rebates are settled by the Company, in accordance with the purchase agreements, as amended.

In addition, the Company recorded a receivable from Nestlé totaling approximately $4.3 million related to liabilities resulting from the termination of certain Nestlé compensation plans at the time of the acquisition. Pursuant to the terms of the acquisition, Nestlé was obligated to reimburse the Company for these costs. During the year ended December 31, 2019, the Company received and settled $3.3 million related to this arrangement (see Note 11).

Additionally, the Company recorded acquired assets and liabilities related to pharmaceutical products divested by PLI prior to the acquisition by the Company. All these assets and liabilities were settled prior to December 31, 2019, other than the liabilities related to accrued rebates and sales returns (see Note 4).

The Company acquired intangible assets that consisted of developed technology, trademarks and tradenames and customer relationships, which had an estimated fair value in total of $5.9 million. The fair values of these assets were determined using a multi-period income approach, which was based on the present value of projected cash flows. The intangible asset recorded for developed technology will be amortized on a straight-line basis over its estimated useful lives. The intangible assets recorded for customer relationships and trademarks and tradenames will be amortized using an accelerated method of amortization representing the expected pattern of economic benefit.

The excess of the fair value of the total purchase price consideration over the fair value of the net assets acquired was recorded as goodwill. The goodwill reflects the Company’s expectations to leverage the acquired intellectual property and related know-how to help the Company develop companion diagnostics for multiple therapeutic product candidates for the treatment of IBD. The goodwill associated with the acquisition of PLI is not deductible for tax purposes.

8.	Stockholders’ Equity (Deficit)

Convertible Preferred Stock

During 2019, the Company issued an additional 13,084,791 shares of Series B convertible preferred stock at a purchase price of $0.75 per share, raising net cash proceeds of $9.8 million.

Also during 2019, the Company issued 16,500,000 shares of Series C convertible preferred stock at a price of $1.00 per share in connection with the acquisition of PLI.

The authorized, issued and outstanding shares of convertible preferred stock as of December 31, 2019 consist of the following (in thousands, except share and per share amounts):

	Shares Authorized	Shares Issued and Outstanding	Per Share Original Issue Price	Liquidation Preference	Carrying Value
Series A	14,979,200	14,979,200	$0.50	$7,490	$7,391
Series B	26,666,667	26,666,667	0.75	20,000	19,901
Series C	50,000,000	16,500,000	1.00	16,500	16,448

Total	91,645,867	58,145,867		$43,990	$43,740

The rights, preferences and privileges of the convertible preferred stock as of December 31, 2019 were as follows:

Dividends

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock unless the holders of Series A , B and C convertible preferred stock (collectively referred to as Preferred Stock) shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount equal to (on an as-if-converted to Common Stock basis) the amount paid or set aside for each share of Common Stock. There have been no dividends declared by the board as of December 31, 2019.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, as defined, each holder of Series C Preferred Stock is entitled to receive, prior and in preference to any distributions to the holders of Series A preferred stock, Series B preferred stock and common stock, an amount equal to the greater of (i) the Original Issue Price per share, plus any declared but unpaid dividends thereon or (ii) the amount such holder would have received if such holder had converted its shares into common stock immediately prior to such liquidation event. Subject to the prior payment of all amounts due to holders of Series C preferred stock, each holder of Series A and Series B preferred stock is entitled to receive, prior and in preference to any distributions to the common stockholders, an amount equal to the greater of (i) the Original Issue Price per share, plus any declared but unpaid dividends thereon or (ii) the amount such holder would have received if such holder had converted its shares into common stock immediately prior to such liquidation event. In the event that the assets available for distribution to the holders of preferred stock are insufficient to pay such holders the full amounts to which they are entitled, the assets available for distribution will be distributed on a pro rata basis among the holders of the preferred stock in proportion to the respective amounts that would otherwise be payable in respect of such stock. After all preferential payments have been made to the holders of preferred stock, the remaining amounts would be distributed among the holders of the Preferred Stock and common stock, pro rata based on the number of shares held by each holder. The maximum aggregate amount the holders of Series A, B and C preferred stock are entitled to receive is $1.50, $2.25 and $3.00 per share, respectively.

Conversion

The shares of Preferred Stock are convertible into an equal number of shares of common stock, at the option of the holder, subject to certain anti-dilution adjustments. Each share of preferred stock is automatically converted into common stock, (A) at any time upon the affirmative election of the holders of at least a majority of the outstanding shares of the Preferred Stock, or (B) immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock for the account of the Company in which the per share price is at least $3.00 and the aggregate gross proceeds, net of underwriting discount and commissions, to the Company is at least $30.0 million.

Voting

The holders of Preferred stock are entitled to one vote for each share of common stock into which it would convert and to vote as one class with the common stockholders on all matters. Also, the preferred stockholders have been granted certain rights with regard to the election of members of the Company’s Board of Directors.

Presentation of Convertible Preferred Stock

The Company’s Preferred Stock have been classified as temporary equity in the accompanying balance sheets in accordance with authoritative guidance for the classification and measurement of potentially redeemable securities whose redemption is based upon certain change in control events outside of the Company’s control, including liquidation, sale or transfer of control of the Company. The Company has determined not to adjust the carrying values of the convertible preferred stock to the liquidation preferences of such shares because the occurrence of any such change of control event is not probable.

Common Stock

Founder Stock

During 2016 and 2017, in connection with the founding of the Company, shares of common stock were sold to certain founders (the Founder Stock) at a price of $0.001 per share, of which 7,425,000 shares remain outstanding at December 31, 2019, and which are subject to vesting, generally over a period of four years. The repurchase liability for the Founder Stock was nominal for all periods presented. For accounting purposes, the unvested shares are not considered to be outstanding.

The following table summarizes the activity of the unvested founder stock for the year ended December 31, 2019:

December 31, 2019
Unvested at beginning of year	2,156,250
Vested	(1,668,750)

Unvested at end of year	487,500

Restricted Shares Issued to Cedars-Sinai

As previously described in Note 6, in 2017, as consideration for a license agreement, the Company granted 3,350,000 shares of restricted common stock to Cedars-Sinai that vest on the anniversary date of the grant date over a three-year period.

The following table summarizes the activity of the unvested stock issued to Cedars-Sinai for the year ended December 31, 2019:

December 31, 2019
Unvested at beginning of year	2,233,333
Vested	(1,116,667)

Unvested at end of year	1,116,666

Chief Executive Officer Stock Option Award

In connection with the employment of the Company’s Chief Executive Officer and President, the Company committed to grant options to purchase additional shares of the Company’s common stock under the 2017 Equity Incentive Plan upon the achievement of specified performance conditions involving the consummation of additional equity financings. As of December 31, 2019, the performance conditions were not achieved and no expense was recorded in connection with this commitment, as the achievement of the performance conditions was not considered probable.

2017 Equity Incentive Plan

In 2017, the Company adopted the 2017 Equity Incentive Plan (the Plan), which as amended, has 17,500,000 shares of common stock reserved for issuance. Under the Plan, the Company may grant stock options, stock appreciation rights, restricted stock, restricted stock units and other awards to individuals who are employees, non-employee directors or consultants of the Company or its subsidiaries. The maximum term of the options granted under the Plan is no more than ten years. Grants generally vest at 25% one year from the vesting commencement date and ratably each month thereafter for a period of 36 months, subject to continuous service. The Plan allows for the early exercise of all stock options granted if authorized by the board of directors at the time of grant. At December 31, 2019, 2,208,539 shares remain available for future grant under the Plan.

The Company’s stock option activity for the year ended December 31, 2019 is summarized in the following table:

	Number	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in Years)	Weighted- Average Grant Date (Fair Value)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2018	5,460,000	$0.05	9.9		$600
Granted	9,721,461	$0.28		$0.16
Exercised	(1,148,125)	$0.05
Cancelled/forfeited	(190,000)	$0.10

Outstanding at December 31, 2019	13,843,336	$0.21	9.4		$1,104

Vested or expected to vest at December 31, 2019	13,843,336	$0.21	9.4		$1,104

Exercisable at December 31, 2019	5,492,857	$0.09	8.6		$1,104

The total intrinsic value of options exercised during the year ended December 31, 2019 was $0.2 million. The total intrinsic value of options vested during the year ended December 31, 2019 was $0.5 million.

The grant date fair value of stock options was determined using the Black-Scholes option pricing model with the following assumptions:

Year Ended December 31, 2019
Risk-free interest rate	1.6–2.6%
Expected volatility	62-70%
Expected term (in years)	5.0–6.1
Expected dividend yield	—%

Expected Term—The expected term of options granted represents the period of time that the options are expected to be outstanding. Due to the lack of historical exercise history, the expected term of the Company’s employee stock options has been determined utilizing the simplified method for awards that qualify as plain-vanilla options.

Expected Volatility—The estimated volatility was based on the historical volatility of the common stock of a group of publicly traded companies deemed comparable to the Company.

Risk-Free Interest Rate—The risk-free interest rate is the implied yield in effect at the time of the option grant based on U.S. Treasury securities with contract maturities similar to the expected term of the Company’s stock options.

Dividend Rate—The Company has not paid any cash dividends on common stock since inception and does not anticipate paying any dividends in the foreseeable future. Consequently, an expected dividend yield of zero was used.

Early Exercise Liability

The unvested shares of the early-exercised options are held in escrow until the stock option becomes fully vested or until the employee’s termination, whichever occurs first. The right to repurchase these shares lapses over the four-year vesting period. As of December 31, 2019, the early exercise liability was approximately $29,000. For accounting purposes, the early exercise of options is not considered to be a substantive exercise until the underlying awards vest.

The following table summarizes the activity of the unvested common stock issued pursuant to an early exercise of stock option awards the year ended December 31, 2019:

Year Ended December 31, 2019
Unvested at beginning of year	195,312
Early exercised stock options during the period	751,250
Vested	(243,906)

Unvested at end of year	702,656

Stock-Based Compensation Expense

The following table summarizes the components of stock-based compensation expense recognized in the accompanying statements of operations (in thousands):

Year Ended December 31, 2019
Cost of revenues	$2
Research and development	43
Sales and marketing	11
General and administrative	171

Total stock-based compensation	$227

The total unrecognized compensation cost related to unvested stock-based awards as of December 31, 2019 was $1.6 million and is expected to be recognized over a weighted average period of 3.4 years.

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance consists of the following as of December 31, 2019:

December 31, 2019
Conversion of convertible preferred stock	61,645,867
Common stock options issued and outstanding	13,843,336
Equity awards available for future issuance	2,208,539

Total	77,697,742

9.	Commitments and Contingencies

Leases

Through August 2019, the Company rented office and lab space under a monthly operating rental agreement. As a result of the acquisition of PLI, the Company leases office and laboratory space under a non-cancellable operating lease agreement, as amended (PLI Lease), that expires in December 2022. Rent expense under these operating lease agreements totaled $1.7 million for the year ended December 31, 2019.

Starting July 2019, the Company agreed to sublet certain office and laboratory space under the PLI Lease through May 31, 2020. Sublease rental income recorded in the year ended December 31, 2019 totaled $0.3 million. Future minimum sublease rental payments to be received pursuant to the lease agreement total $0.3 million.

As of December 31, 2019, the Company’s net minimum payments under the non-cancellable operating lease is as follows (in thousands):

Year ended December 31,
2020	$2,020
2021	2,113
2022	2,205

Total	$6,338

Litigation

From time to time, the Company may become involved in legal proceedings or be subject to claims arising in the ordinary course of its business. Regardless of outcome, legal proceedings or claims can have an adverse impact on the company because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

The regulations governing government reimbursement programs (e.g., Medicaid, Tricare, and Medicare) and commercial payor reimbursement programs are complex and subject to interpretation. As a provider of services to patients covered under government and commercial payor programs, post payment review audits, and other forms of reviews and investigations are routine. The Company believes it complies in all material respects with the statutes, regulations, and other requirements applicable to its laboratory operations.

The Company is currently a party to the following legal proceedings, all related to alleged conduct occurring prior to the acquisition of PLI on June 30, 2019.

Between July 2019 and August 2019, PLI was served with six lawsuits alleging injuries suffered by plaintiffs were due to the ingestion of a generic allopurinol and making claims against PLI under a theory of innovator liability seeking monetary relief; the alleged ingestion of allopurinol by the plaintiffs occurred during the period from March 2016 to March 2017. PLI has since tendered to Sebela Pharmaceuticals Inc. (Sebela) for defense and indemnification of all such legal claims related to the personal injury matters and putative class action arising from these suits; PLI had previously sold the NDA relating to the innovator product (Zyloprim) to Sebela in December, 2015. As of July 2019, Sebela had assumed the defense of the cases.

In March 2018, PLI received a demand letter from James Pepio, a former employee who had been terminated as part of a reduction in force. The demand letter sought to resolve potential claims relating to alleged off-label promotion of PROLEUKIN and wrongful termination, and was rejected by PLI. In August 2019, the Company received a copy of an amended complaint in a qui tam action that had been filed under seal by Mr. Pepio in U.S. District Court for the Middle District of Florida, styled United States ex rel. James Pepio v. Prometheus Laboratories, Inc. The amended complaint brought claims on behalf of the United States and the state of Florida and alleged that the PLI violated the Federal and Florida False Claims Acts and related laws through the promotion and marketing of PROLEUKIN. The amended complaint seeks, among other things, treble damages, civil penalties for each alleged false claim, and attorneys’ fees and costs. In March 2020, the United States and the State of Florida declined to intervene in the Action and the amended complaint was subsequently unsealed. The decision not to intervene does not prevent Mr. Pepio from litigating the Action, and the United States and Florida may later seek to intervene in it. The Company accepted service of the amended complaint and intends to defend the Action vigorously. The Company’s’ defense of this matter is subject to its indemnification agreement with Nestlé.

The Company records accruals for loss contingencies associated with legal matters when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. As of December 31, 2019, the Company has determined that the liabilities associated with these certain litigation matters are not probable and cannot be reasonably estimated. Therefore, the Company has not recorded an accrual for these matters; however, the Company will continue to monitor each related legal issue and evaluate the need to adjust the related accruals based on new information and further developments. Amounts accrued for legal contingencies often result from a complex series of judgments about future events and uncertainties that rely heavily on estimates and assumptions including timing of related payments. The ability to make such estimates and judgments can be affected by various factors including, among other things, whether damages sought in the proceedings are unsubstantiated or indeterminate; scientific and legal discovery has not commenced or is not complete; proceedings are in early stages; matters present legal uncertainties; there are significant facts in dispute; procedural or jurisdictional issues; the uncertainty and unpredictability of the number of potential claims; or there are numerous parties involved. To the extent adverse verdicts are rendered against the Company, the Company does not record an accrual until a loss is determined to be probable and can be reasonably estimated.

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breech of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with officers and members of its board of directors that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. At December 31, 2019, no claims exist under indemnification arrangements and accordingly, no amounts have been accrued in its consolidated financial statement as of December 31, 2019.

10.	Income Taxes

The provision for income taxes for the year ended December 31, 2019 consists of the following (in thousands):

Year Ended December 31, 2019
Current income taxes
Federal	$—
State	5

Total current	5

Deferred income taxes
Federal	(281)
State	(225)

Total deferred	(506)

Provision for income taxes	$(501)

A reconciliation of the Company’s effective tax rate and federal statutory tax rate is summarized as follows (in thousands):

Year Ended December 31, 2019
Income tax expense (benefit) at statutory rates	$(6,348)
State income tax, net of federal benefit	(1,137)
Permanent items	286
Change in valuation allowance	7,864
Return to provision adjustment	(51)
Research and development tax credits	(1,115)

$(501)

Deferred income taxes reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities for federal and state income taxes are follows (in thousands):

December 31, 2019
Deferred tax assets:
Net operating loss carryforward	$8,065
Research tax credits	1,317
Intangible assets	2,663
Reserves	519
Accrued and other	853
Stock-based compensation	29

Total deferred tax assets	13,446
Less valuation allowance	(11,714)

Net deferred tax assets	1,732
Deferred tax liabilities:
Property and equipment	(1,478)
Prepaid expenses and other current assets	(254)

Total deferred tax liabilities	(1,732)

Net deferred tax assets	$—

A valuation allowance is required to be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Realization of deferred tax assets is dependent upon future earnings, the timing and amount of which are uncertain. A full review of all positive and negative evidence needs to be considered. The Company has established a full valuation allowance against the net deferred tax assets as of December 31, 2019. The valuation allowance increased by $9.3 million between December 31, 2018 and December 31, 2019 due primarily to the generation of current year operating losses.

As of December 31, 2019, the Company has net operating loss carryforwards for federal and state income tax purposes of $27.7 million and $36.1 million, respectively. The federal net operating loss carryforwards generated prior to 2018 and state net operating loss carryforwards, if not utilized, will expire beginning in 2036. Federal net operating losses generated in 2018 and after carryover indefinitely and may generally be used to fully offset future taxable income through December 31, 2020 and 80% of future taxable income thereafter.

The Company has research credit carryforwards for federal and state income tax purposes of approximately $0.9 million each as of December 31, 2019. The federal credits begin to expire in 2027 and the state credits can be carried forward indefinitely.

Utilization of some of the federal and state net operating loss and credit carryforwards may be subject to annual limitations due to the change in ownership provisions of the Internal Revenue Code of 1986 (Internal Revenue Code) and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization. The Company has not performed a study under Section 382 of the Internal Revenue Code to determine if a change in control did occur and, as such, is not able to determine the impact on the net operating loss carryforwards, if any, as of the date of the financial statements.

The Company recognizes a tax benefit from uncertain tax positions when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Due to the existence of the full valuation allowance, future changes in unrecognized tax benefits will not impact the Company’s effective tax rate. The Company does not foresee material changes to its liability for uncertain tax benefits within the next 12 months.

The following table summarizes the activity in the Company’s gross unrecognized tax benefits (in thousands):

December 31, 2019
Balance at beginning of period	$—
Increase related to prior year positions	49
Increase related to current year positions	320

Balance at the end of the year	$369

During the year ended December 31, 2019, no interest or penalties were required to be recognized relating for unrecognized tax benefits.

The Company files tax returns in the United States and California. The Company is not currently under examination in any of these jurisdictions and all of the Company’s tax years remain effectively open to examination due to net operating loss carryforwards.

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief and Economic Security Act (CARES Act). The Cares Act is an emergency economic stimulus package that includes spending and tax breaks to strengthen the United States economy and fund a nationwide effort to curtail the effect of COVID-19. While the CARES Act provides sweeping tax changes in response to the COVID-19 pandemic, some of the more significant provisions which are expected to impact the Company’s financial statements include removal of certain limitations on utilization of net operating losses, increasing the loss carryback period for certain losses to five years, and increasing the ability to deduct interest expense, as well as amending certain provisions of the previously enacted Tax Cuts and Jobs Act. Due to the loss position of the U.S. entities, many provisions of the CARES Act do not impact the Company and the CARES Act did not have an impact on the Company’s income tax provision for the year ended December 31, 2019.

11.	Related Party Transactions

As discussed in Note 6, in September 2017, the Company entered into the Agreement with Cedars-Sinai. As consideration for the license rights, the Company issued (i) 2,575,000 common stock shares at par value of $0.0001 per share, and (ii) 3,350,000 unvested restricted common stock shares at par value of $0.0001 per share. The parties also entered into additional license agreements as well as research agreements, under which the parties can provide research services to each other at pricing specified in the individual statements of work. During the year ended December 31, 2019, no services were provided under the research agreements. During the year ended December 31, 2019, the Company purchased data from Cedars-Sinai for $0.3 million and this is recorded in research and development expenses in the accompanying consolidated statements of operations.

Additionally, PLI has provided laboratory services to Cedars-Sinai since May 2018. During the year ended December 31, 2019, Cedars-Sinai paid approximately $0.2 million for such services. At December 31, 2019, the Company had a receivable of $0.1 million from Cedars-Sinai included in accounts receivable, net in the accompanying consolidated balance sheets. Two members of the Company’s board of directors are employees of Cedars-Sinai.

During the year ended December 31, 2019, the Company incurred compensation related expenses for two employees, each of whom is an immediate family member of a different member of the Company’s board of directors. These expenses totaled $0.4 million for the year ended December 31, 2019, of which $0.1 million is included in general and administrative expenses in the accompanying consolidated statement of operations and $0.4 million is included in research and development expenses.

During the year ended December 31, 2019, the Company exchanged various payments with Nestlé pursuant to the terms of the PLI acquisition agreement. At the time of the acquisition, the Company assumed liabilities in the amount of $4.3 million related to Nestlé compensation plans terminated at the time of the acquisition. Pursuant to the purchase agreement, Nestlé was contractually obligated to settle these liabilities and the Company recorded a corresponding receivable for the same amount in the initial purchase price allocation. During the year ended December 31, 2019, the Company received and settled $3.3 million related to this arrangement. At December 31, 2019, $0.7 million remained as an accrual and a receivable due from Nestlé related to this item in the accompanying consolidated balance sheets. Additionally, at December 31, 2019, the Company recorded an accrual of $0.3 related to payments due to Nestlé for cash not distributed to the former PLI employees in accordance with the purchase agreement. All liabilities and receivables recorded at December 31, 2019 for amounts between Nestlé and the Company were settled in 2020.

During the year ended December 31, 2019, the Company paid Nestlé $0.4 million related to a deposit made by Nestlé on behalf of the Company at the time of the PLI acquisition.

As a result of the PLI acquisition, the Company entered into a transition services arrangement with ProciseDx, a wholly owned subsidiary of Nestlé. During the year ended December 31, 2019, both companies provided administrative and research related services to one another. As a result of this arrangement, during the year ended December 31, 2019, the Company received payments of $1.8 million from ProciseDx and paid $23,000 to ProciseDx. At December 31, 2019, the Company had a receivable for $1.3 million from ProciseDx included in the amount reported as due from Nestlé and a payable of $27,000 included in the amount due to Nestlé in the accompanying consolidated balance sheets.

The Company has an ongoing collaboration with Regents of the University of California, where a member of its Board of Directors is employed. During the year ended December 31, 2019, the Company incurred $0.2 million in expense related to this collaboration that was recorded in research and development expenses in the accompanying consolidated statements of operations.

12.	Business Segment and Product Information

Through June 30, 2019, the Company operated in one segment. Upon the acquisition of PLI in June 2019, the Company determined it had two operating segments, the therapeutics and diagnostic services businesses. The therapeutics business derives substantially all of its revenue from collaboration agreements and devotes all of its efforts to development of product candidates and companion diagnostics in the IBD space. The diagnostic services business derives all of its revenue from the conduct of laboratory developed tests in the IBD space.

Segment asset information is not presented because it is not used by the CODM at the segment level. Operating loss of each segment represents revenues less directly identifiable expenses to arrive at operating loss for the segment. Unallocated general and administrative corporate expenses are included in Corporate below.

Summarized financial information by segment for the year ended December 31, 2019 is as follows (in thousands):

	Diagnostic Services	Therapeutics	Corporate	Total
Revenues	$22,674	$1,118	$—	$23,792

Loss from operations	$(7,523)	$(11,092)	$(10,877)	$(29,492)

Depreciation and amortization	$995	$35	$178	$1,208

The Company operates solely in the United States.

13.	401(K) Plan

Effective January 1, 2018, the Company maintains a defined contribution 401(k) plan available to eligible employees. Employee contributions are voluntary and are determined on an individual basis, limited to the maximum amount allowable under federal tax regulations. The Company, at its discretion, may make certain contributions to the 401(k) plan. Company contributions made during the year ended December 31, 2019 were $0.4 million.

14.	Subsequent Events

The Company has evaluated subsequent events for financial statement purposes occurring through August 28, 2020, the date when these financial statements are available to be issued.

COVID-19 Outbreak

The current COVID-19 worldwide pandemic has presented substantial public health challenges and is affecting the Company’s employees, patients, physicians and other healthcare providers, communities and business operations, as well as the U.S. and global economies and financial markets. International and U.S. governmental authorities in impacted regions are taking actions in an effort to slow the spread of COVID-19, including issuing varying forms of “stay-at-home” orders, and restricting business functions outside of one’s home. As a result of these measures and the reordering of priorities across the U.S. healthcare system, our test volumes experienced a temporary substantial reduction in April, but have since substantially recovered on a month-to-month basis. In March 2020, as a result of the impacts of the COVID-19 pandemic, the Company implemented a reduction in workforce which resulted in the recognition of a restructuring charge for termination benefits of $2.5 million, of which $2.3 million was paid as of June 30, 2020.

With respect to our diagnostic services business, as a result of government measures and the reordering of priorities across the U.S. healthcare system, our test volumes experienced a temporary substantial reduction in April, but have since substantially recovered on a month-to-month basis. Although the cumulative impact of these disruptions has had a significant impact on the Company’s diagnostic service business, as of the date of this filing, the Company cannot predict the specific extent, duration, or scope of the impact that the COVID-19 pandemic will have on its financial results.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits NOL carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. Under the Tax Cuts and Jobs Act (TCJA), NOLs generated post TCJA were allowed to be carried forward indefinitely but were only allowed to offset 80% of taxable income.

Amended Articles of Incorporation

In March 2020, the Company amended its Certificate of Incorporation to authorize 138,630,900 shares of common stock and 101,645,867 shares of convertible preferred stock, designated as 14,979,200 shares of Series A, 26,666,667 shares of Series B and 60,000,000 shares of Series C.

Sale of Series C Preferred Stock

In March 2020, the Company sold 28,063,500 shares of Series C convertible preferred stock and received gross proceeds totaling $28.1 million.

2020 Stock Option Grants

In March 2020, the common stock reserved for issuance increased by 5,000,000 shares to 22,500,000 shares. Through August 2020, the Company granted options to purchase 4,429.400 shares of common stock to employees and consultants at exercise prices ranging from $0.17 to $0.31 per share.

Debt Agreement

On January 20, 2020, the Company entered into a Loan and Security Agreement with Oxford Finance LLC and its affiliates (Oxford) (the Oxford Loan) which provides for total borrowings of up to $25.0 million, of which $7.5 million was drawn upon execution of the agreement. The Oxford Loan provides for an additional minimum of $5.0 million and up to $17.5 million to be drawn down at the option of the Company beginning upon the receipt of a Series C convertible preferred stock financing of at least $30.0 million (Equity Event) and ending on the earliest of (i) 90 days after the occurrence of the Equity Event; (ii) September 30, 2020; or (iii) upon an event of default. Interest accrues at an annual rate at the greater of (a) the 30-day U.S. LIBOR rate reported the last business day of the month that immediately precedes the month in which the interest will accrue, or 2.01%, plus (b) 5.98%. Notwithstanding the foregoing, the rate from the period of the effective date through and including January 31, 2020, is 7.99%; and (y) the annual rate shall at no time be less than 7.99%. From March 1, 2020, through February 28, 2022, the Company is required to makes interest only payments. Beginning March 1, 2023, in addition to interest payments, the monthly payments will include an amount equal to the outstanding principal divided by 24 months. At maturity (or earlier prepayment), the Company is also required to make a final payment equal to 4.0% of the original principal amount borrowed and 3% of the future amount to be funded. The Oxford Loan is collateralized by a first priority security interest in substantially all of the Company’s current and future assets, other than its intellectual property.

In addition, warrants to purchase 112,500 shares of Series C convertible preferred stock were issued to Oxford in conjunction with the execution of the agreement at an exercise price of $1.00 per share. The warrants have a ten-year life and are exercisable immediately. The warrants contain anti-dilution protection in the event an issuance of common stock is lower than the if converted Series C convertible preferred stock, subject to customary exceptions as set forth in the Company’s Certificate of Incorporation.

Amendment to the PLI Acquisition Agreement

On June 30, 2020, the Company amended its stock purchase agreement with Nestlé as follows: (i) the $5,000,000 deferred cash payment due on June 30, 2020 was settled with the issuance of 5,000,000 shares of Series C convertible preferred stock; (ii) the due date of the $10,000,000 deferred cash payment was extended from June 30, 2021 to December 31, 2021; (iii) the acquisition-related contingent consideration of 3,500,000 shares of Series C convertible preferred stock was released from escrow; and (iv) Nestlé agreed to reimburse the Company for 77.5% of a pre-acquisition rebate liability of $9.0 million and 50% of any amounts settled by the Company that are above $9.0 million.

Dr. Falk Pharma GmbH Collaboration Agreement

In July 2020, the Company entered into a Co-Development and Manufacturing Agreement (the Co-Development Agreement) with Dr. Falk Pharma GMBH (Falk), pursuant to which the parties will co-develop and commercialize, exclusively in their respective territories, therapeutic product candidates targeting members of the TNF super family for the treatment of UC and CD under the Company’s PR600 program. The Company will be responsible for regulatory approvals and commercialization of any products in the United States and the rest of the world, other than the Falk territory. Falk is responsible for regulatory approvals and commercialization of any products in in the European Union, United Kingdom, Switzerland, the countries of the European Economic Area (excluding Malta and the Republic of Cyprus), Australia and New Zealand (Falk territory). Under the Co-Development Agreement, Falk agreed to fund 25% of the Company’s third party development costs set forth in a mutually agreed upon development plan. In addition, Falk is obligated to make future development milestone payments, and a mid-single digit to low-double digit royalty on net sales of all products incorporating antibodies covered by the agreement in the Falk territory. The Company agreed to pay Falk a low-single digit royalty on net sales for such products in the Company’s territory.

            Shares

Common Stock

SVB Leerink

Credit Suisse

BMO Capital Markets

Guggenheim Securities

Through and including                , 2021 (the 25th day after the date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the Nasdaq Global Market listing fee.

Amount paid or to be paid
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq Global Market listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total expenses	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated certificate of incorporation provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

Set forth below is information regarding unregistered securities issued by us since January 1, 2017. Also included is the consideration received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(a)	Issuances of Securities

1.

From September to October 2017 we issued an aggregate of 14,979,200 shares of Series A convertible preferred stock to investors at a purchase price of $0.50 per share, for aggregate consideration of approximately $7.5 million.

2.

From November 2018 to May 2019 we issued an aggregate of 26,666,667 shares of Series B convertible preferred stock to investors at a purchase price of $0.75 per share, for aggregate consideration of approximately $20 million.

3.	In June 2019 and June 2020, as partial consideration for our acquisition of Prometheus Laboratories, Inc., we issued an aggregate of 25,000,000 shares of Series C convertible preferred stock.

4.

In March 2020 we issued an aggregate of 28,063,500 shares of Series C convertible preferred stock to investors at a purchase price of $1.00 per share, for aggregate consideration of approximately $28.1 million.

5.

In January 2020, we issued to a lender a warrant to purchase 112,500 shares of Series C convertible preferred stock at an exercise price of $1.00 per share in connection with our entry into a loan and security agreement.

6.

In October 2020, we issued an aggregate of 66,155,067 shares of Series D convertible preferred stock to investors at a purchase price of $0.7558 per share, for aggregate consideration of approximately $46.2 million, and as partial consideration for our acquisition of Prometheus Laboratories, Inc.

No underwriters were involved in the foregoing issuances of securities. The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All holders of securities described above represented to us in connection with their purchase or issuance that they were accredited investors and were acquiring the securities for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The holders received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

(b)	Grants of Stock Options

1.

From January 2017 through December 31, 2020, we granted stock options to purchase an aggregate of 34,311,933 shares of our common stock at a weighted-average exercise price of $0.27 per share, to certain of our employees, consultants and directors in connection with services provided to us by such persons. 2,060,680 of these options have been exercised and 2,948,735 have been cancelled through July 31, 2020.

The stock options and common stock issuable upon exercise of such options as described in this section (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees and directors, in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated under the Securities Act or the exemption set forth in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16.	Exhibits and Financial Statement Schedules.

(c)	Exhibits. See Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(d)

Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit Index

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation (currently in effect)

3.2**	Bylaws (currently in effect)

3.3*	Form of Amended and Restated Certificate of Incorporation (to be effective immediately prior to the closing of this offering)

3.4*	Form of Amended and Restated Bylaws (to be effective immediately prior to the closing of this offering)

4.1*	Specimen stock certificate evidencing the shares of common stock

4.2	Amended and Restated Investors’ Rights Agreement, dated October 30, 2020, by and among the Registrant and certain of its stockholders.

4.3**	Warrant issued to Oxford Finance LLC, dated January 24, 2020

5.1*	Opinion of Latham & Watkins LLP

10.1#	Prometheus Biosciences, Inc. 2017 Equity Incentive Plan, as amended, including form of stock option agreement thereunder

10.2#*	Prometheus Biosciences, Inc. 2021 Incentive Award Plan and form of stock option grant notice and stock option agreement thereunder

10.3#*	Prometheus Biosciences, Inc. 2021 Employee Stock Purchase Plan

10.4#*	Non-Employee Director Compensation Program

10.5#*	Amended and Restated Employment Letter Agreement, dated , by and between Mark C. McKenna and the Registrant

10.6#*	Employment Letter Agreement, dated , by and between Keith W. Marshall, Ph.D. and the Registrant

10.7#*	Amended and Restated Employment Letter Agreement, dated , by and between Allison Luo, M.D. and the Registrant

10.8#*	Form of Indemnification Agreement for Directors and Officers

10.9	Loan and Security Agreement, dated January 24, 2020, by and among Oxford Finance LLC, Prometheus Laboratories, Inc. and the Registrant, as amended

10.10	Sublease Agreement, dated December 31, 2020, by and between Prometheus Laboratories Inc. and the Registrant

10.11†*	Exclusive License Agreement, dated September 1, 2017, by and between Cedars-Sinai Medical Center and the Registrant, as amended

10.12†*	Exclusive License Agreement, dated March 22, 2019, by and between Cedars-Sinai Medical Center and the Registrant

10.13†*	Exclusive License Agreement, dated March 22, 2019, by and between Cedars-Sinai Medical Center and the Registrant

10.14†*	Companion Diagnostics Development and Collaboration Agreement, dated as of March 25, 2019, by and between Millennium Pharmaceuticals, Inc. and the Registrant

10.15*	License Agreement, dated March 18, 2020, by and between Alloy Therapeutics, LLC and the Registrant

10.16†*	Co-development and Manufacturing Agreement, dated as of July 30, 2020, by and between Dr. Falk Pharma GmbH and the Registrant

Exhibit Number	Description of Exhibit

23.1*	Consent of BDO USA, LLP, independent registered public accounting firm

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

*	To be filed by amendment.
**	Previously submitted.
#	Indicates management contract or compensatory plan.
†	Portions of this exhibit have been omitted for confidentiality purposes.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on this     day of                     , 2021.

PROMETHEUS BIOSCIENCES, INC.

By:
Mark C. McKenna President, Chief Executive Officer and Director

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of Prometheus Biosciences, Inc., hereby severally constitute and appoint Mark C. McKenna and Keith W. Marshall, Ph.D., and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

Mark C. McKenna	President, Chief Executive Officer and Director (principal executive officer)	, 2021

Keith W. Marshall, Ph.D.	Chief Financial Officer (principal financial and accounting officer)	, 2021

Tadataka Yamada, M.D.	Chairman of the Board	, 2021

James Laur	Director	, 2021

Joy Ghosh, Ph.D.	Director	, 2021

Martin Hendrix, Ph.D.	Director	, 2021

Signature	Title	Date

Jospeh C. Papa	Director	, 2021

William Sandborn, M.D.	Director	, 2021

Adam Stone	Director	, 2021

Shierley Widjaja	Director	, 2021